UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2025
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Spectrum Brands

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Offices, and Telephone No.	IRS Employer Identification No.
1-4219	Spectrum Brands Holdings, Inc.	74-1339132

(a Delaware corporation)
3001 Deming Way, Middleton, WI 53562
(608) 275-3340
www.spectrumbrands.com

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par Value $0.01	SPB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer	Smaller Reporting Company	Emerging Growth Company
X				

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatement that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of Spectrum Brands Holdings, Inc. was approximately $1,690 million based upon the closing price on the last business day of the registrant's most recently completed second fiscal quarter (March 30, 2025). For the sole purposes of making this calculation, term "non-affiliate" has been interpreted to exclude directors and executive officers and other affiliates of the registrant. Exclusion of shares held by any person should not be construed as a conclusion by the registrant, or an admission by any such person, or that such person is an "affiliate" of the Company, as defined by applicable securities law. As of November 11, 2025, there were outstanding 23,375,279 shares of Spectrum Brands Holdings, Inc.'s Common Stock, par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Spectrum Brands Holdings, Inc.'s subsequent amendment to the Form 10-K to be filed within 120 days of September 30, 2025 are incorporated by reference in this Annual Report on Form 10-K in response to Part III, Items 10, 11, 12 and 13.

SPECTRUM BRANDS HOLDINGS, INC.
TABLE OF CONTENTS

Forward-Looking Statements

We have made or implied certain forward-looking statements in this document. All statements, other than statements of historical facts included or incorporated by reference in this document, including the statements under *Management's Discussion and Analysis of Financial Condition and Results of Operations,* without limitation, statements or expectations regarding our business and M&A strategy, future free cash flows, tariffs, tariff impact and tariff mitigation efforts, future operations and operating model, financial condition, estimated revenues, projected costs, inventory management, supply chain and supply chain relocation efforts, earnings power, project synergies, prospects, plans and strategic objectives of management, the geopolitical environment including the impact of tariffs, and information concerning expected actions of third parties are forward-looking statements. Our statements also reflect our expectations regarding tariffs, which are based on currently known and effective tariffs, including tariffs placed by the U.S. on other countries and tariffs announced by other countries on the U.S., and do not reflect tariffs that have been announced and delayed or other additional tariffs which could result in additional costs. When used in this report, the words future, anticipate, pro forma, seek, intend, plan, envision, estimate, believe, belief, expect, project, forecast, outlook, earnings framework, goal, target, could, would, will, can, should, may and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Because these forward-looking statements are based upon our current expectations of future events and projections and are subject to a number of risks and uncertainties, many of which are beyond our control and some of which may change rapidly, actual results or outcomes may differ materially from those expressed or implied herein, and you should not place undue reliance on these statements. Important factors that could cause our actual results to differ materially from those expressed or implied herein include, without limitation:

- the economic, social and political conditions or civil unrest, terrorist attacks, acts of war, natural disasters, other public health concerns or unrest in the United States ("U.S.") or the international markets impacting our business, customers, employees (including our ability to retain and attract key personnel), manufacturing facilities, suppliers, capital markets, financial condition and results of operations, all of which tend to aggravate the other risks and uncertainties we face;
- local, regional and global uncertainties could negatively impact our business;
- the negative effect of the Russia-Ukraine war and the Israel-Hamas war and their impact on those regions and surrounding regions, including the Middle East and disruptions to international trade, supply chain and shipping routes and pricing, and on our operations and those operations of our customers, suppliers and other stakeholders;
- our reliance on third-party partners, suppliers and distributors that are outside our control to achieve our business objectives;
- the impact of government intervention with or influence on the operations of our suppliers, including in China;
- the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring and optimization activities, including changes in inventory and distribution center changes which are complicated and involve coordination among a number of stakeholders, including our suppliers and transportation and logistics handlers;
- the impact of our indebtedness and financial leverage position on our business, financial condition and results of operations;
- the impact of restrictions in our debt instruments on our ability to operate our business, finance our capital needs or pursue or expand business strategies;
- any failure to comply with financial covenants and other provisions and restrictions of our debt instruments;
- the effects of general economic conditions, including the impact of, uncertainty around and changes to, tariffs and trade policies, including the tariffs and trade agreements announced by the Trump Administration in 2025 and that may be announced in the future, tariff mitigation efforts (including supply chain relocation efforts), inflation, recession or fears of a recession, depression or fears of a depression, labor costs and stock market volatility or monetary or fiscal policies in the countries where we do business;
- the impact of fluctuations in transportation and shipment costs, fuel costs, commodity prices, costs or availability of raw materials or terms and conditions available from suppliers, including suppliers' willingness to advance credit;
- interest rate fluctuations;
- changes in foreign currency exchange rates that may impact our purchasing power, pricing and margin realization within international jurisdictions;
- the loss of significant reduction in or dependence upon, sales to any significant retail customer(s), including their changes in retail inventory levels and management thereof;
- competitive promotional activity or spending by competitors, or price reductions by competitors;
- the introduction of new product features or technological developments by competitors and/or the development of new competitors or competitive brands, including via private label manufacturers;
- changes in consumer spending preferences, shopping trends, and demand for our products, particularly in light of economic stress;
- our ability to develop and successfully introduce new products, protect intellectual property and avoid infringing the intellectual property of third parties;
- our ability to successfully identify, implement, achieve and sustain productivity improvements, cost efficiencies (including at our manufacturing and distribution operations) and cost savings;
- the seasonal nature of sales of certain of our products;
- the impact weather conditions may have on the sales of certain of our products;
- the effects of climate change and unusual weather activity as well as our ability to respond to future natural disasters and pandemics and to meet our environmental, social and governance goals;
- the cost and effect of unanticipated legal, tax or regulatory proceedings or new laws or regulations (including environmental, public health and consumer protection regulations);
- our ability to use social media platforms as effective marketing tools and to manage negative commentary regarding us, and the impact of rules governing the use of e-commerce and social media;
- public perception regarding the safety of products that we manufacture and sell, including the potential for environmental liabilities, product liability claims, litigation and other claims related to products manufactured by us and third parties;
- the impact of existing, pending or threatened litigation, government regulation or other requirements or operating standards applicable to our business;
- the impact of cybersecurity breaches or our actual or perceived failure to protect company and personal data, including our failure to comply with new and increasingly complex global data privacy regulations;
- changes in accounting policies applicable to our business;
- our discretion to adopt, conduct, suspend or discontinue any share repurchase program or conduct any debt repayments, redemptions, repurchases or refinancing transactions (including our discretion to conduct purchases or repurchases, if any, in a variety of manners including open-market purchases, privately negotiated transactions, tender offers, redemptions, or otherwise);
- our ability to utilize net operating loss carry-forwards to offset tax liabilities;
- our ability to separate the Company's Home and Personal Care ("HPC") business and create an independent Global Appliances business on expected terms, and within the anticipated time period, or at all, and to realize the potential benefits of such business;
- our ability to create a pure play consumer products company composed of our Global Pet Care ("GPC") and Home & Garden ("H&G") businesses and to realize the expected benefits of such creation, and within the anticipated time period, or at all;

- our ability to successfully implement and realize the benefits of acquisitions or dispositions and the impact of any such transactions on our financial performance;
- our ability to achieve our goals and aspirations related to the reduction of greenhouse gas emissions ("GHG") or otherwise meet the expectations of our stakeholders with respect to environmental, social and governance ("ESG") matters;
- the impact of actions taken by significant shareholders; and
- the unanticipated loss of key members of senior management and the transition of new members of our management teams to their new roles.

Some of the above-mentioned factors are described in further detail in the sections entitled *Risk Factors* in our annual and quarterly reports (including this report), as applicable. You should assume the information appearing in this report is accurate only as of the end of the period covered by this report, or as otherwise specified, as our business, financial condition, results of operations and prospects may have changed since that date. Except as required by applicable law, including the securities laws of the U.S. and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"), we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, financial condition or results of operations in future periods. The summary should be read in conjunction with the more detailed description of each risk factor described in *Part 1, Item 1A Risk Factors* section of this report and should not be relied upon as an exhaustive summary of the material risks facing our business.

Risks related to our business operations: We participate in very competitive markets and we may not be able to compete successfully, causing us to lose market share and sales.

- Our plans to separate our HPC business into an independent, publicly traded company may not be completed on the currently contemplated timeline or at all and, if completed, may not achieve the intended benefits.
- Reliance on third-party relationships and outsourcing arrangements that are beyond our control could adversely affect our business.
- Compliance with regulations regarding the use of "conflict minerals" could limit the supply and increase the cost of certain metals used in manufacturing our products.
- Uncertain global economic conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.
- The People's Republic of China ("PRC") government may intervene with or influence the operations of our suppliers at any time, which could result in a material change in our operations.
- Disruption in our global supply chain may negatively impact our business results.
- We participate in very competitive markets and we may not be able to compete successfully, causing us to lose market share and sales.
- Changes in consumer preferences and shopping trends and changes in distribution channels could significantly harm our business.
- Consolidation of retailers and our dependence on a small number of key customers for a significant percentage of our sales may negatively affect our business, financial condition and results of operations.
- As a result of retailers maintaining tighter inventory control, we face risks related to meeting demand and storing inventory.
- Sales of certain of our products are seasonal and may cause our operating results and working capital requirements to fluctuate.
- Adverse weather conditions during our peak selling seasons for our home and garden products could have a material adverse effect on our home and garden business.
- Our products utilize certain key raw materials; any significant increase in the price of, or change in supply and demand for, these raw materials could have a material and adverse effect on our business, financial condition and profits.
- Our dependence on a few suppliers for certain of our products makes us vulnerable to a disruption in the supply of our products. Our dependence on a few suppliers for certain of our products makes us vulnerable to a disruption in the supply of our products.
- Our home and garden products are mainly manufactured from our St. Louis, MO, facility and our aquatics products and certain companion animal products are manufactured in Blacksburg, VA, Bridgeton, MO, Noblesville, IN and Melle, Germany. We are dependent upon the continued safe operation of these facilities.
- We face a number of local, regional, and global uncertainties and potential disruptions, including relating to political and economic instability in a number of regions, some of which have been historically volatile, including relating to political and economic instability in a number of regions, some of which have been historically volatile, which could adversely impact our businesses.
- If we are unable to negotiate satisfactory terms to continue existing or enter into additional collective bargaining agreements, we may experience an increased risk of labor disruptions and our results of operations and financial condition may suffer.
- Significant changes in actual investment return on pension assets, discount rates, and other factors could affect our results of operations, equity and pension contributions in future periods.
- Our business may be materially affected by changes to fiscal and tax policies that could adversely affect our results of operations and cash flows.
- We may not be able to fully utilize our U.S. tax attributes.
- Our strategic initiatives including acquisitions and divestitures may not be successful and may divert our management's attention away from operations and could create general customer uncertainty.
- Significant costs have been incurred and are expected to be incurred in connection with the consummation of recent and future strategic initiatives including the integration or separation of acquired or divested businesses within the Company.
- We may not realize the anticipated benefits of, and synergies from, our business acquisitions and may become responsible for certain liabilities and integration costs as a result.
- We may not be able to retain key personnel or recruit additional qualified personnel, which could materially affect our business and require us to incur substantial additional costs to recruit replacement personnel.
- Increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.
- Our business could be negatively impacted by corporate citizenship and sustainability matters and/or our reporting of such matters.
- Failure to deploy social media and influencers effectively may materially and adversely affect our reputation, business, financial condition and results of operations.

Risks related to our indebtedness and financing abilities: Our indebtedness may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our substantial indebtedness.

- Servicing our existing and future debt may require a significant amount of cash, and we may not have sufficient cash flow from our business to settle exchanges of the Exchangeable Notes in cash, repay the Exchangeable Notes at maturity, or repurchase the Exchangeable Notes as required following a fundamental change.
- The capped call transactions we entered into in connection with the issuance of the Exchangeable Notes may affect the value of our common stock.
- Aspects of the Capped Calls may not operate as planned and may affect the value of the Exchangeable Notes and our common stock, and we are subject to counterparty credit risk with respect to the Capped Calls.
- The conditional exchange feature of the Exchangeable Notes, if triggered, may adversely affect our financial condition and operating results.
- Provisions in the indenture for the Exchangeable Notes may deter or prevent a strategic transaction that may be favorable to you.
- The issuance of additional stock, including common stock delivered upon exchange of the Exchangeable Notes, will dilute all other shareholders.
- Our substantial indebtedness may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our indebtedness
- Restrictive covenants in our debt agreements may restrict our ability to pursue our business strategies.
- Future financing activities may adversely affect our leverage and financial condition.

Risks related to our international operations: We are subject to significant international business risks that could hurt our business and cause our results of operations to fluctuate.

- We are subject to significant international business risks that could hurt our business and cause our results of operations to fluctuate.
- As a result of our international operations, we face a number of risks related to exchange rates and foreign currencies.
- Our international operations expose us to risks related to compliance with the laws and regulations of foreign countries.
- We face risks related to the impact on foreign trade agreements and relations.
- We face risks associated with our international suppliers and supply chains, including those related to unfavorable and uncertain regulatory, political, economic, tax, tariff, export and import controls imposed by the U.S. and other governments.
- We are subject to risks associated with importing goods and materials from foreign countries.

Risks related to data privacy and intellectual property: We may not be able to adequately establish and protect our intellectual property rights, and the infringement or loss of our intellectual property rights could harm our business.

- We and our licensors may not be able to adequately establish and protect the intellectual property rights we use in our business and the infringement or loss of our intellectual property rights could harm our business.
- If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, products and services could be harmed significantly.
- Claims by third parties that we are infringing their intellectual property and other litigation could adversely affect our business.
- A cybersecurity breach or failure of one or more key information technology systems could have a material adverse impact on our business or reputation.
- Disruption or failures of our information technology systems could have a material adverse effect on our business.
- Our actual or perceived failure to adequately protect personal data could adversely affect our business, financial condition and results of operations.
- We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

Risks related to litigation and regulatory compliance: We are subject to a number of claims and litigation and may be subject to future claims and litigation, any of which may adversely affect our business.

- Class action and derivative action lawsuits and other investigations, regardless of their merits, could have an adverse effect on our business, financial condition and results of operations.
- We are subject to a number of claims and litigation and may be subject to future claims and litigation, any of which may adversely affect our business.
- The Company has been, and may in the future be, subject to product liability claims and product recalls, which could negatively impact its profitability.
- Agreements, transactions and litigation involving or resulting from the activities of our predecessor and its former subsidiaries may subject us to future claims or litigation that could materially adversely impact our capital resources.
- We may incur material capital and other costs due to changing environmental laws and regulations and other environmental liabilities.
- Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.
- Public perceptions that some of the products we produce and market are not safe could adversely affect us.
- We have in our past recorded substantial impairment charges relating to indefinite-lived intangible assets. If our indefinite-lived intangible assets or other long-term assets become impaired, we will be required to record additional impairment charges, which may be significant.
- The successful execution of our operational efficiency and multi-year restructuring initiatives are important to the long-term growth of our business.

Risks related to investment in our common stock: The market price of the Company's common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

- Our Restated Bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
- Certain provisions of our Amended and Restated Certificate of Incorporation, Restated Bylaws, and of the Delaware General Corporation Law (the "DGCL") have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder's best interests.
- The market price of the Company's common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

PART I

ITEM 1.   BUSINESS

The terms "the Company," "we," "our," and "SBH" as used in this report, refer to Spectrum Brands Holdings, Inc. and its consolidated subsidiaries, unless otherwise indicated.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge through our website at www.spectrumbrands.com as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. The SEC also maintains a website that contains our reports, proxy statements and other information at www.sec.gov. In addition, copies of our (i) Corporate Governance Guidelines, (ii) charters for the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, (iii) Code of Business Conduct and Ethics and (iv) Code of Ethics for the Principal Executive Officer and Senior Financial Officers are available on our website at www.spectrumbrands.com under "Investor Relations." Copies will also be provided to any stockholder upon written request to Spectrum Brands, Inc. at 3001 Deming Way, Middleton, Wisconsin 53562 or via electronic mail at investorrelations@spectrumbrands.com, or by telephone at (314) 253-5923.

General Overview

We are a diversified global branded consumer products and home essentials company managed in three vertically integrated, product focused segments: (i) Global Pet Care ("GPC"), (ii) Home and Garden ("H&G") and (iii) Home and Personal Care ("HPC"). The Company manufactures, markets and distributes its products globally across regions including the North America ("NA"), Europe, Middle East & Africa ("EMEA"), Latin America ("LATAM") and Asia-Pacific ("APAC") regions through a variety of trade channels, including retailers, wholesalers and distributors. We enjoy strong name recognition under our various brands and patented technologies across multiple product categories. Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each segment is responsible for implementing its defined strategic initiatives and achieving certain financial objectives, with each segment having a business unit president responsible for sales and marketing initiatives and the financial results for all product lines within the segment. The segments are supported through center-led shared service enabling functions consisting of finance and accounting, information technology, legal and human resources, supply chain and commercial operations. The following is an overview of the consolidated business showing net sales by segment and geographic region sold (based upon destination) as a percentage of consolidated net sales for the year ended September 30, 2025.



Fiscal 2025 Strategic Priorities



Our operating performance is influenced by a number of factors including: general economic conditions; foreign exchange fluctuations; trends in consumer markets; consumer confidence and preferences; our overall product line mix, including pricing and gross margin, which vary by product line and geographic market; pricing of certain raw materials and commodities; energy and fuel prices; and our general competitive position, especially as impacted by our competitors' advertising and promotional activities and pricing strategies. See *Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations*, for further discussion of the consolidated operating results and segment operating results.

Global Pet Care (GPC)

GPC sells products within the companion animal, dog and cat food and aquatics product categories. Companion animal products include rawhide and rawhide free chews and treats, dog and cat clean-up, training, health and grooming, and small animal food and care products. Dog and cat food includes wet and dry pet food for dogs and cats. Aquatics includes consumer and commercial aquarium kits, stand-alone tanks, aquatics equipment such as filtration systems, heaters and pumps, and aquatics consumables such as fish food, water management and care. The following is an overview of GPC net sales by product category and geographic region (based upon destination) for the year ended September 30, 2025.

Net Sales by Product Category

Aquatics 22%

Dog and Cat Food 16%

Companion Animal 62%

Net Sales by Geography

APAC 3%

LATAM 1%

NA 59%

EMEA 37%

Related Brands



      

     

    

Product sales are generally through our direct sales force and network of brokers and distributors primarily with large retailers, pet superstores, e-commerce, food and drug retailers, warehouse clubs and other pet specialty retail, with a significant concentration of sales to a limited group of retail customers each exceeding 10% of segment sales, consisting of Amazon and Walmart, representing approximately 34% of segment sales for the year ended September 30, 2025. A portion of sales are from installation and maintenance services on commercial aquariums. Live fish under the GloFish® brand are produced, marketed, and sold by an independent third-party breeder through a supply and licensing agreement with the Company. Segment sales remain mostly consistent throughout the year with slight variations during holiday periods. Our sales by quarter as a percentage of annual net sales during the year ended September 30, 2025 are as follows:

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
24 %	25 %	24 %	27 %

Markets for our products are highly competitive where we compete based upon brand strength, product innovation, quality, performance, advertising and brand awareness, value, dependency and strength in our relationships with our retail partners and distributors. Primary competitors are Mars Corporation, Nestle Purina, and the Central Garden & Pet Company, each of which sells a comprehensive line of pet products and brands that competes across product categories. The pet supplies product category is highly fragmented with no competitor holding a substantial market share and consists of small companies with limited product lines, including private label products and suppliers.

Most all chews products along with other aquatics equipment and companion animal hard goods are also produced at third-party suppliers in the APAC region. We maintain ownership of most tooling and molds used by third-party suppliers. Product purchased from third-party suppliers are susceptible to fluctuations in transportation costs, government regulations and tariffs, and foreign currency exchange rates. We continuously monitor and evaluate our supplier network for quality, cost, and manufacturing capacity.

Aquatics and certain other companion animal products are produced in various manufacturing plants located in the U.S. and Germany, including the production of glass aquariums in in our Noblesville, IN facility, shampoos and aquarium salt in our Blacksburg, VA facility, OmegaSea® fish food with bird and other small animal products manufactured in our Bridgeton, MO facility, and most Tetra® aquatics nutrition and care products manufactured in our Melle, Germany facility. We continually evaluate capacity at our manufacturing facilities and related utilization. In general, we believe our existing facilities are adequate for our present and foreseeable future operating needs. Majority of our shipments are made via common carriers with strategically located distribution centers within the respective operating regions for the segment.

Our research and development strategy is focused on new product development and performance enhancements of our existing products. We plan to continue to use our brand names, customer relationships and research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality.

Home and Garden (H&G)

H&G sells products in the household and outdoor controls, repellents, and cleaning product categories. Household controls include pest control solutions such as spider and scorpion killers, ant and roach killers, flying insect killers, insect foggers, wasp and hornet killers, and bedbug, flea and tick control products. Outdoor controls include weed control solutions and insect and animal repellents, such as aerosols, granules, and ready-to-use spray or hose-and-ready-to-sprays. Repellents include personal use pesticides and insect repellent products, including aerosols, lotions, pump sprays and wipes; in addition to area repellents such as yard sprays and citronella candles. Cleaning includes household surface cleaning, maintenance, and restoration products, including bottled liquids, mops, and wipes. The following is an overview of H&G net sales by product category and geographic region (based upon destination) for the year ended September 30, 2025.



Net Sales by Product Category



Net Sales by Geography

Related Brands

      

 

Product sales are generally through our direct sales force and network of brokers and distributors primarily with large retailers, home improvement centers, mass merchants, dollar stores, hardware stores, lawn and garden distributors, food and drug retailers, and e-commerce with a significant concentration of sales to a limited group of retailer customers each exceeding 10% of segment sales, consisting of The Home Depot, Lowe's and Walmart, representing approximately 64% segment sales for the year ended September 30, 2025. Segment sales typically peak during the first six months of the calendar year (the Company's second and third fiscal quarters) and are generally lowest in the last three months of the calendar year (the Company's first quarter) due to customer purchasing patterns, timing of promotional activities and seasonal sales activity impacted by changes in weather conditions. Quarterly sales as a percentage of annual net sales during the year ended September 30, 2025, are as follows:

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
16 %	27 %	33 %	24 %

Markets for our products are highly competitive where we compete based upon brand strength, product innovation, quality, performance, advertising and brand awareness, value, dependency and strength in our relationships with our retail partners and distributors. Primary competitors include The Scotts Miracle-Gro Company (Ortho, Roundup, Tomcat), S.C. Johnson & Son, Inc. (Raid, OFF!), Central Garden & Pet (AMDRO, Sevin), SBM Company (BioAdvanced), Henkel AG & Co. KgaA (Combat), Bona AB (Bona), and Procter & Gamble (Swiffer, Zevo).

H&G produces the majority of its products in one facility in Vinita Park, MO, with production primarily consisting of liquids and aerosols, and the remaining portion of products being produced by various third-party manufacturers, consisting of granulates, candles, baits & traps, wipes and Rejuvenate® cleaning products. The main raw materials purchased are plastic bottles, steel aerosol cans, corrugate, active ingredients, and bulk chemicals. The prices of these raw materials are susceptible to fluctuations due to supply and demand trends, energy costs, transportation costs, inflation, government regulations, and tariffs. We continuously monitor and evaluate our supplier network for quality, cost, and manufacturing capacity. Majority of our shipments are made via common carriers with a strategically located distribution center in Edwardsville, IL.

Our research and development strategy is focused on new product development and performance enhancements of our existing products. We plan to continue to use our brand names, customer relationships, and research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality.

Home and Personal Care (HPC)

HPC sells products in the small home appliances and personal care appliance product categories. Home appliances products consist of small kitchen appliances including toaster ovens, coffeemakers, slow cookers, air fryers, blenders, hand mixers, grills, food processors, juicers, toasters, irons, kettles, and bread makers, cookware and cookbooks. Personal care products consist of hair dryers, flat irons and straighteners, rotary and foil electric shavers, personal groomers, mustache and beard trimmers, body groomers, nose and ear trimmers, women's shavers, and haircut kits. The following is an overview of net sales by product category and geographic region (based upon destination) for the year ended September 30, 2025.



Related Brands

Product sales are generally through our direct sales force and network of brokers and distributors primarily with large retailers, e-commerce, wholesalers, distributors, warehouse clubs, food and drug retailers and specialty retail outlets with a significant concentration of sales to a limited group of retail customers each exceeding 10% of segment sales, consisting of Amazon and Walmart, representing approximately 42% of segment sales for the year ended September 30, 2025. A portion of sales are also direct-to-consumer through direct response television, brand websites, and other online marketplaces. Segment sales tend to increase during the December holiday season (the Company's fiscal first quarter) and late summer months for "back-to-school" sales (the Company's fiscal fourth quarter). Quarterly sales as a percentage of annual net sales during the year ended September 30, 2025, are as follows:

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
30 %	22 %	22 %	26 %

All brands and tradenames noted above are owned by the Company, with the exception of Black+Decker® ("B+D") and Emeril Legasse® ("Emeril") which are subject to trademark license agreements. The B+D brand is subject to a trademark license agreement with the license holder, Stanley Black+Decker, pursuant to which we license the brand in NA and LATAM for certain designated products types of home appliances for a fee based on a percentage of sales, subject to minimum annual royalty payments, maximum annual return rates and promotional spending commitments, and having an expiration of December 31, 2027 with two subsequent four-year renewal rights each based upon meeting certain sales metrics, with minimum royalty subject to adjustment for each renewal period; potentially extending the total contract term to December 31, 2035. See *Note 5 – Revenue Recognition and Receivables* included in the *Notes to the Consolidated Financial Statements* for further detail on concentration of sales exceeding 10% of consolidated and segment sales from B+D product sales. The Emeril brand is subject to a trademark license agreement with the license holder, Martha Stewart Living Omnimedia, Inc., pursuant to which we license the brand within NA, Mexico, Australia, and the United Kingdom for certain designated product types of home appliances for a fee based on a percentage of sales expiring on December 31, 2027. Sales subject to the Emeril license do not have a concentration greater than 10% of consolidated or segments sales. We own the right to use the Remington® trademark for personal care products through the terms of an agreement between a wholly-owned subsidiary of the Company, Remington Products, LLC, and a separate third party, Remington Arms Company, Inc., which provides shared use of the trademark on products not considered "principal products of interest" for either company.

Markets for our products are highly competitive where we compete based upon brand strength, product innovation, quality, performance, advertising and brand awareness, value, dependency and strength in our relationships with our retail partners and distributors. Primary competitors for the home appliances product category within our HPC segment include Newell Brands (Sunbeam, Mr. Coffee, Crockpot, Oster), De'Longhi America (DeLonghi, Kenwood, Braun), SharkNinja (Shark, Ninja), Hamilton Beach Holding Co. (Hamilton Beach, Proctor Silex), Sensio, Inc. (Bella), SEB S.A.(T-fal, Krups, Rowenta), Whirlpool Corporation (Kitchen Aid), Conair Corporation (Cuisinart, Waring), Versuni (Philips), Donlim (Morphy Richards), Gourmia, and private label brands for major retailers. Primary competitors for the personal care product category within our HPC segment include Koninklijke Philips Electronics N.V. (Norelco), The Procter & Gamble Company (Braun), Conair Corporation, Wahl Clipper Corporation, Helen of Troy Limited, SharkNinja (Shark), and Dyson Limited (Dyson).

Substantially all segment products are manufactured by third-party suppliers located in the APAC region, the prices of which may be susceptible to changes in transportation costs, government regulations and tariffs, and changes in currency exchange rates. We maintain ownership of most tooling and molds used by our suppliers. We continuously monitor and evaluate our supplier network for quality, cost, and manufacturing capacity. The majority of our shipments are made via common carriers with strategically located distribution centers within the respective operating regions of the segment.

Our research and development strategy is focused on new product development and performance enhancements of our existing products. We plan to continue to use our brand names, customer relationships and research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality.

Human Resources

Employee Profile

At Spectrum Brands, everything we do is led by our values of trust, accountability, and collaboration to serve our customers, consumers, and communities and accomplish our mission to Make Living Better at Home. Our workplace culture is centered around practices that support our communities and promote sustainable practices and a diverse and inclusive workforce.

As of September 30, 2025, we have approximately 3,000 full-time employees worldwide. Approximately 32% of our total labor force is covered by collective bargaining agreements, of which approximately 57% is subject to regular and ongoing negotiations as an ordinary course of business with our work councils. No applicable collective bargaining agreement is scheduled or expected to expire within the next 12 months. We believe that our overall relationship with our employees is good.

Employee Wellness

We encourage our employees to "Speak Up," "Be Accountable," "Take Action," and "Grow Talent," all in the efforts to promote innovation, trust, accountability and collaboration. The result is a work environment that encourages the well-being of our employees and the development of our future leaders.

Employee Health and Safety

We are committed to the Environmental Health and Safety ("EHS") safety of our employees and maintaining our strong safety performance as we continue to operate and grow our global business. The keys to our EHS success are a workforce that is engaged, a management team who supports and invests in employee safety, regular employee trainings on EHS topics, and the leadership of our skilled EHS team. Our team has dedicated EHS professionals at our individual sites to train employees and ensure compliance with applicable safety standards and regulations. The team hosts regular meetings to share information and discuss best practices and learnings across plants.

Environmental, Social and Governance

Spectrum Brands is committed to further enhancing our ESG efforts and recognizes the impact our business has on our communities and the world. We believe in making a positive difference in the communities in which we live and work and strive to discharge our corporate social responsibilities from a global perspective and throughout every aspect of our operations, consistent with our focus on creating value for all of our stakeholders over the long term. Our decisions regarding business strategy, operations and resource allocation are guided by this purpose and are rooted in our core values. The Board of Directors of the Company (the "Board of Directors") recognizes the negative effect that poor environmental practices and human capital management may have on us and our returns. Accordingly, our Board of Directors considers and balances the impact on the environment, people and the communities of which we are a part in deciding how to operate our business. Our Board of Directors receives periodic reports regarding our risk exposure and risk mitigation efforts in these areas.

We are committed to operating our business with all stakeholders in mind and with a view toward long-term sustainability and value creation, even as our business and society face a variety of existing and emerging challenges. We leverage our expertise, along with external partners, to help address these challenges. While our corporate social responsibility commitments address many areas, we focus on five key priorities: (i) product and content safety; (ii) environmental sustainability; (iii) human rights and ethical sourcing; (iv) employee safety and well-being; and (v) belonging and inclusion.

Talent Development

Spectrum Brands is committed to developing our future leaders at every level. Our talent processes start with understanding what current and future talent is needed to deliver business goals, followed by a talent review process to assist managers with evaluating talent.

Learning and development are a critical part of creating our culture of high performance and innovation. We believe in transparency and accountability and utilize performance and development plans to assess and develop career plans, mobility and developmental goals to align with our overall work environment.

Employee Communication and Feedback

In an ongoing effort to understand our employees' needs, and deliver on our values of trust, accountability and collaboration, we listen. We regularly host company-wide and business unit town halls to offer employees an opportunity to ask questions about Company activities and policies that impact them. We solicit and receive questions and feedback from our employees through this process.

Belonging and Inclusion

Spectrum Brands takes a holistic approach to belonging and inclusion ("BeIn"). We believe that supporting and promoting inclusion across our business and society makes the world a better place for all. We believe that the more inclusive we are as a company, the stronger our business will be. We support the personal and professional growth of our diverse worker base, with a goal of positively impacting their lives and well-being.

To further these efforts, we have established a U.S. Belonging & Inclusion Council, comprised of employees with diverse backgrounds and perspectives who advocate and advise on ways to advance the BeIn dialogue and drive meaningful cultural change at the company. In furtherance of these efforts, we have implemented leadership training for our senior leaders across the Company to foster an inclusive and welcoming workplace.

ITEM 1A. RISK FACTORS

Any of the following factors could materially and adversely affect our business, financial condition and results of operations. The risks described below are not the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

We are subject to a variety of risks, including those described below. In particular, these risks include, but are not limited to:

- Risks related to our business operations: We participate in very competitive markets and we may not be able to compete successfully, causing us to lose market share and sales.

- Risks related to our indebtedness and financing abilities: Our indebtedness may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our substantial indebtedness.

- Risks related to our international operations: We are subject to significant international business risks that could hurt our business and cause our results of operations to fluctuate.

- Risks related to data privacy and intellectual property: We may not be able to adequately establish and protect our intellectual property rights, and the infringement or loss of our intellectual property rights could harm our business.

- Risks related to litigation and regulatory compliance: We are subject to a number of claims and litigation and may be subject to future claims and litigation, any of which may adversely affect our business.

- Risks related to investment in our common stock: The market price of the Company's common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

Risks Related to our Business Operations

Our plans to separate our HPC business into an independent, publicly traded company may not be completed on the currently contemplated timeline or at all and, if completed, may not achieve the intended benefits.

We have previously announced our plan to divest our HPC business through a sale or spin of the segment. A spin off would be through a pro rata distribution of shares to our common stockholders and the recognition of two distinct and independent, publicly traded companies. The proposed spin is subject to various conditions, is complex in nature, and may be affected by unanticipated developments, credit and equity markets, or changes in market conditions. As independent, publicly traded companies, each of the resulting companies will be smaller and less diversified than the existing company, with a narrower business focus, and they may be more vulnerable to changing market conditions.

We may not be able to achieve the full strategic and financial benefits that we anticipate to result from the separation, or such benefits may be delayed or not occur at all. We may experience negative reactions from financial markets if we do not complete the separation in a reasonable time period, or at all. Following the proposed separation, the combined value of the shares of the two publicly traded companies may not be equal to or greater than what the value of our common stock would have been had the proposed separation not occurred. In addition, the cost and resources required to effectuate the separation may be significantly higher than what we currently anticipate.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows or the price of our common stock.

Reliance on third-party relationships and outsourcing arrangements that are beyond our control could adversely affect our business.

We rely on third parties, including suppliers, distributors, alliances with other companies, and third-party service providers, for selected aspects of product development, manufacturing, commercialization, support for information technology systems, product distribution, and certain financial transactional processes. Additionally, we have outsourced certain functions to third-party service providers to leverage leading specialized capabilities and achieve cost efficiencies. Outsourcing these functions involves the risk that third-party service providers may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. While we have implemented processes and procedures to try to ensure that the suppliers we use are complying with all applicable regulations, there can be no assurances that such suppliers in all instances will comply with such processes and procedures or otherwise with applicable regulations. Noncompliance could result in our marketing and distribution of contaminated, defective or dangerous products which could subject us to liabilities and could result in the imposition by governmental authorities of procedures or penalties that could restrict or eliminate our ability to purchase products. Any or all of these effects could adversely affect our business, financial condition, and results of operations.

Additionally, any disruption to global supply chains or shipping channels, such as recently announced tariffs, a government shutdown, war, natural disaster or global pandemic, could affect the ability of our third-party service providers to meet their contractual obligations to us. The impact of such global disruptions to the economic conditions of our suppliers cannot be predicted. Further, our suppliers may be unable to access financing or become insolvent for any other reasons and thus become unable to supply us with products. Failure of these third parties to meet their contractual, regulatory, confidentiality or other obligations to us could result in material financial loss, higher costs, regulatory actions, and reputational harm.

Compliance with regulations regarding the use of "conflict minerals" could limit the supply and increase the cost of certain metals used in manufacturing our products.

The Dodd-Frank Wall Street Reform and Consumer Protection Act includes provisions regarding certain minerals and metals, known as conflict minerals, mined from the Democratic Republic of Congo and adjoining countries. These provisions require companies to undertake due diligence procedures and report on the use of conflict minerals in its products, including products manufactured by third parties. Compliance with these provisions causes us to incur costs to certify that our supply chain is conflict free and we may face difficulties if our suppliers are unwilling or unable to verify the source of their materials. Our ability to source these minerals and metals may also be adversely impacted. In addition, our customers may require that we provide them with a certification and our inability to do so may disqualify us as a supplier.

Uncertain global economic conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

Our business could be negatively impacted by reduced demand for our products related to one or more significant local, regional or global economic disruptions, such as: a slow-down in the general economy; reduced market growth rates; increased inflation rates; tighter credit markets for our suppliers, vendors or customers; a significant shift in government policies; the deterioration of economic relations between countries or regions, including potential negative consumer sentiment toward non-local products or sources; or the inability to conduct day-to-day transactions through our financial intermediaries to pay funds to, or collect funds from, our customers, vendors and suppliers. Additionally, economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected. Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles. In addition, if we are unable to generate sufficient income and cash flow, it could affect the Company's ability to achieve expected share repurchase and dividend payments.

The People's Republic of China ("PRC") government may intervene with or influence the operations of our suppliers at any time, which could result in a material change in our operations.

Many of our suppliers conduct significant operations in China. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our suppliers are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our suppliers' current policies and practices. New laws, regulations, and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

- delay or impede our development;

- result in negative publicity or increase our operating costs;

- require significant management time and attention; and

- subject our suppliers to remedies, administrative penalties and liabilities that may harm our and our suppliers' businesses, including fines, demands or orders that we or our suppliers modify or cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our suppliers conduct our respective businesses could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business and results of operations and the value of our shares could be adversely affected.

Disruption in our global supply chain may negatively impact our business results.

Our ability to meet our customers' needs and achieve cost targets depends on our ability to maintain key manufacturing and supply arrangements, including execution of supply chain optimizations and certain sole supplier or sole manufacturing plant arrangements. The loss or disruption of such manufacturing and supply arrangements, including for issues such as labor disputes, labor shortages, loss or impairment of key manufacturing sites, discontinuity in our internal information and data systems, inability to procure sufficient raw or input materials, significant changes in trade policy, natural disasters, increasing severity or frequency of extreme weather events due to climate change or otherwise, acts of war or terrorism, or disease outbreaks or other external factors over which we have no control, including inflation, have interrupted product supply and, if not effectively managed and remedied, could have an adverse impact on our business, financial condition or results of operations.

We participate in very competitive markets and we may not be able to compete successfully, causing us to lose market share and sales.

We compete for consumer acceptance and limited shelf space based upon brand name recognition, perceived product quality, price, performance, product features and enhancements, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies, and new product introductions. Additional discussion over the segments, product categories, and markets in which we compete are included under Item 1 above. Our ability to compete in these consumer product markets may be adversely affected by a number of factors, including, but not limited to, the following:

- We compete against many well-established companies that may have substantially greater financial and other resources, including personnel and research and development, and greater overall market share than us.

- In some key product lines, our competitors may have lower production costs and higher profit margins than us, which may enable them to compete more aggressively in offering retail discounts, rebates and other promotional incentives.

- Technological advancements, product improvements or effective advertising campaigns by competitors may weaken consumer demand for our products.

- Consumer purchasing behavior may shift to distribution channels, including to online retailers, where we and our customers do not have a strong presence.

- Consumer preferences may change to lower or higher margin products or products other than those we market.

- We may not be successful in the introduction, marketing and manufacture of any new products or product innovations or be able to develop and introduce, in a timely manner, innovations to our existing products that satisfy customer needs or achieve market acceptance.

In addition, in certain of our product lines, we compete with our retail customers, who use their own private label brands, and with distributors and foreign manufacturers of unbranded products. Significant new competitors or increased competition from existing competitors, including specifically private label brands, may adversely affect our business, financial condition and results of our operations.

Some competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result of this competition, we could lose market share and sales or be forced to reduce our prices to meet competition. If our product offerings are unable to compete successfully, our sales, results of operations and financial condition could be materially and adversely affected. In addition, we may be unable to implement changes to our products or otherwise adapt to changing consumer trends. If we are unable to respond to changing consumer trends, our operating results and financial condition could be adversely affected.

Changes in consumer preferences and shopping trends and changes in distribution channels could significantly harm our business.

We sell our products through a variety of trade channels with a significant portion dependent upon retail partnerships, through both traditional brick-and-mortar retail channels and e-commerce channels. We are seeing the emergence of strong e-commerce channels generating more online competition and declining in-store traffic in brick-and-mortar retailers. Our strategic initiatives have begun to direct significant investment into owned e-commerce platforms and developing relationships with digital channel partners. If we are not successful in developing and utilizing e-commerce channels that future consumers may prefer, we may experience lower than expected revenues. Consumer shopping preferences have shifted and may continue to shift in the future to distribution channels other than traditional retail that may have more limited experience, presence and developed, such as e-commerce channels. These shifts could be to retail channels in which we have more limited experience, presence and development, which may adversely affect our business, financial condition and results of operations.

We are also seeing more traditional brick-and-mortar retailers consolidating, closing physical stores, and filing for bankruptcy, which could further concentrate the negotiating power of our remaining brick-and-mortar customers and negatively impact our distribution strategies and/or sales if such retailers decide to pursue aggressive price reduction strategies, significantly reduce their inventory levels for our products or to designate more floor space to our competitors. Further consolidation, store closures and bankruptcies could have a material adverse effect on our business, prospects, financial condition, results of operations, cash flows, as well as the trading price of our securities.

Consolidation of retailers and our dependence on a small number of key customers for a significant percentage of our sales may negatively affect our business, financial condition and results of operations.

As a result of consolidation of retailers that has occurred during the past several years, particularly in the U.S. and the European Union ("EU"), and consumer trends toward national mass merchandisers, a significant percentage of our sales are attributable to a limited group of customers. As these mass merchandisers and retailers grow larger and become more sophisticated, they may demand lower pricing, special packaging or impose other requirements on product suppliers. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. Because of the importance of these key customers, demands for price reductions or promotions, retail inventory levels and requirements influencing their purchasing, consumer shopping behavior and patterns, and changes in their financial condition or loss of their accounts could have a material adverse effect on our business, financial condition and results of operations. Our success is dependent on our ability to manage our retailer relationships, including offering mutually acceptable trade terms. Concentration of sales are further discussed in *Item 1 - Business* above and *Note 5 - Revenue Recognition and Receivables* in the *Notes to the Consolidated Financial Statements*.

Although we have long-established relationships with many of our retail customers, we generally do not have long-term agreements with them and purchases are normally made through the use of individual purchase orders. Any significant reduction in purchases, failure to obtain anticipated orders or delays or cancellations of orders by any of these major retail customers, changes to retail inventory management strategies and initiatives, competition from private label products or significant pressure to reduce prices and support promotions and discounts from any of these major retail customers, could have a material adverse effect on our business, financial condition and results of operations. Additionally, any decline in retail consumer spending, a significant deterioration in the financial condition of the retail industry in general, the bankruptcy of any of our customers or any of our customers ceasing operations could have a material adverse effect on our sales and profitability.

As a result of retailers maintaining tighter inventory control, we face risks related to meeting demand and storing inventory.

There is a growing trend among retailers to purchase products on a "just-in-time" basis. Due to a number of factors, including (i) manufacturing lead-times, (ii) seasonal purchasing patterns, and (iii) the potential for material price increases, we may be required to shorten our lead-time for production and more closely anticipate shifts in our retailers' demands and consumer spending habits, which could in the future, require us to carry additional inventories and increase our working capital and related financing requirements. This may increase the cost of warehousing inventory or result in excess inventory becoming difficult to manage, unusable or obsolete and impact our ability to realize the anticipated returns from product sales. In addition, if our retailers significantly change their inventory management strategies, we may encounter difficulties in filling customer orders or in liquidating excess inventories or may find that customers are cancelling orders or returning products, which may have a material adverse effect on our business.

Furthermore, we primarily sell branded products and a move by one or more of our large customers to sell significant quantities of private label products, which could be at the exclusion of our products and/or which directly compete with our products, could have a material adverse effect on our business, financial condition and results of operations.

Sales of certain of our products are seasonal and may cause our operating results and working capital requirements to fluctuate.

On a consolidated basis, our financial results are approximately equally weighted across our quarters, however, sales of certain product categories tend to be seasonal. Further discussion over the seasonality of our sales is included in *Item 1 - Business*. As a result of this seasonality, our inventory and working capital needs fluctuate significantly throughout the year. In addition, orders from retailers are often made late in the period preceding the applicable peak season, making forecasting of production schedules and inventory purchases difficult. If we are unable to accurately forecast and prepare for customer orders or our working capital needs, or there is a general downturn in business or economic conditions during these periods, our business, financial condition and results of operations could be materially and adversely affected.

Adverse weather conditions during our peak selling seasons for our home and garden products could have a material adverse effect on our home and garden business.

Weather conditions have a significant impact on the timing and volume of sales of certain of our lawn and garden and household insecticide and repellent products. For example, periods of dry, hot weather can decrease insecticide sales, while periods of cold and wet weather can slow sales of herbicides. Adverse weather conditions during the first six months of the calendar year (the Company's second and third fiscal quarters), when demand for home and garden control products typically peaks, could have a material adverse effect on our home and garden business and our financial results during such period.

Our products utilize certain key raw materials; any significant increase in the price of, or change in supply and demand for, these raw materials could have a material and adverse effect on our business, financial condition and profits.

The principal raw materials used to produce our products, including petroleum-based plastic materials and corrugated materials (for packaging), are sourced either on a global or regional basis by us or our suppliers, and the prices of those raw materials are susceptible to price fluctuations due to supply and demand trends, energy costs, transportation costs, government regulations, duties and tariffs, changes in currency exchange rates, price controls, general economic conditions, inflation, and other unforeseen circumstances. Although we may seek to increase the prices of certain of our goods to our customers, we may not be able to pass all of these cost increases on to our customers. As a result, our margins may be adversely impacted by such cost increases. We cannot provide any assurance that our sources of supply will not be interrupted due to changes in worldwide supply of or demand for raw materials or other events that interrupt material flow, which may have an adverse effect on our profitability and results of operations.

If we are not effective in managing our exposure to above average costs for an extended period of time, and we are unable to pass our raw materials costs on to our customers, our future profitability may be materially and adversely affected. Furthermore, with respect to transportation costs, certain modes of delivery are subject to fuel surcharges which are determined based upon the current cost of diesel fuel in relation to pre-established agreed upon costs. We may be unable to pass these fuel surcharges on to our customers, which may have an adverse effect on our profitability and results of operations.

In addition, we have exclusivity arrangements and minimum purchase requirements with certain of our suppliers for the home and garden business, which increase our dependence upon and exposure to those suppliers. Some of those agreements include caps on the price we pay for our supplies and in certain instances these caps have allowed us to purchase materials at below market prices. When we attempt to renew those contracts, the other parties to the contracts may not be willing to include or may limit the effect of those caps and could even attempt to impose above market prices in an effort to make up for any below market prices paid by us prior to the renewal of the agreement. Any failure to timely obtain suitable supplies at competitive prices could materially adversely affect our business, financial condition and results of operations.

Our dependence on a few suppliers for certain of our products makes us vulnerable to supply disruption.

We generally do not have long-term contracts with our suppliers. If any of the following were to occur, we could experience loss and liability, which could have a material adverse effect on our business, financial condition and results of operations:

- our ability to identify and develop relationships with qualified suppliers;

- the terms and conditions upon which we purchase products from our suppliers, including applicable exchange rates, transport and other costs, our suppliers' willingness to extend credit to us to finance our inventory purchases and other factors beyond our control;

- the financial condition of our suppliers and their ability to deliver products on a timely and efficient basis;

- political and economic instability in the countries in which our suppliers are located, as a result of war, terrorist attacks, pandemics, natural disasters or otherwise;

- our ability to import outsourced products;

- our suppliers' noncompliance with applicable laws, trade restrictions and tariffs; or

- our suppliers' ability to manufacture and deliver outsourced products according to our standards of quality on a timely and efficient basis.

If our relationship with one of our key suppliers is adversely affected, we may not be able to quickly or effectively replace such supplier and may not be able to retrieve tooling, molds or other specialized production equipment or processes used by such supplier in the manufacture of our products. The loss of one or more of our suppliers, a material reduction in their supply of products or provision of services to us or extended disruptions or interruptions in their operations could have a material adverse effect on our business, financial condition and results of operations.

Our home and garden products are mainly manufactured from our Vinita Park, MO, facility and our aquatics products and certain companion animal products are manufactured in Blacksburg, VA, Bridgeton, MO, Noblesville IN and Melle, Germany. We are dependent upon the continued safe operation of these facilities.

Our facilities are subject to various hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including human error, leaks and ruptures, explosions, floods, fires, inclement weather and natural disasters, power loss or other infrastructure failures, mechanical failure, unscheduled downtime, regulatory requirements, the loss of certifications, technical difficulties, labor disputes, inability to obtain material, equipment or transportation, environmental hazards such as remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases, and other risks. Many of these hazards could cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination. In addition, the occurrence of material operation problems at our facilities due to any of these hazards could cause a disruption in the production of products. We may also encounter difficulties or interruption as a result of the application of enhanced manufacturing technologies or changes to production lines to improve throughput or to upgrade or repair its production lines. The Company's insurance policies have coverage in case of significant damage to its manufacturing facilities but may not fully compensate for the cost of replacement for any such damage and any loss from business interruption. As a result, we may not be adequately insured to cover losses resulting from significant damage to our manufacturing facility. Any damage to this facility or interruption in manufacturing could result in production delays and delays in meeting contractual obligations which could have a material adverse effect on relationships with customers and on its results of operations, financial condition or cash flows in any given period.

We face a number of local, regional, and global uncertainties and potential disruptions, including relating to political and economic instability in a number of regions, some of which have been historically volatile, including relating to political and economic instability in a number of regions, some of which have been historically volatile, which could adversely impact our businesses.

We face a number of local, regional, and global uncertainties and potential disruptions, including relating to political and economic instability in a number of regions, some of which have been historically volatile, which could adversely impact our businesses, our financial performance or liquidity, and our ability to carry out our go-forward plans and strategies. These economic uncertainties and potential disruptions include a slow-down in the general economy; reduced market growth rates; increased inflation rates and cost of goods; increased fuel and employee costs; higher interest rates; tighter credit markets; changes in government policies, including the imposition of tariffs or import costs; the deterioration of economic relations between countries or regions; and the escalation or continuation of armed conflict, hostilities or economic sanctions between countries or regions, all of which can negatively impact our ability to manufacture, supply or sell our products and otherwise conduct our day-to-day operations. For instance, the conflict between Russia and Ukraine has led us to terminate, reduce or significantly change our business activities in these regions and certain surrounding regions. We have also experienced increased shipping costs and shipping delays from the dangerous disruptions to shipping in the Red Sea. We have closed our HPC operations within Russia and in the future, we may have to further reduce or cease doing business within the certain surrounding regions, which could have a negative impact on our ability to collect outstanding accounts receivables, or impose additional costs, further negatively impacting our business performance. In addition, the economic sanctions and hostilities in Russia and Ukraine and the Israel-Hamas war (including other parts of the Middle East) may negatively impact our and our customers' financial viability, which may negatively impact us or the demands or economic viability of our customers in other parts of the world.

The Company has in the past and may in the future , transition its third-party logistics service providers at its distribution centers, which efforts would require incorporating a new service provider into our distribution capabilities and are complicated and require coordination among a number of our stakeholders, including our suppliers and transportation and logistics handlers. These changes and updates are inherently difficult and may be exacerbated by the other uncertainties and potential disruptions our business faces. We do not control the operations of these third parties and are dependent on them to execute our orders and deliver our products in a timely and efficient way. The failure of these third parties to fulfill all of their obligations to us could result in lost sales, penalties and other adverse effects on our business. While we believe that optimizing our distribution centers and other aspects of our supply chain and customer delivery network will allow us to manage our inventory more efficiently and more effectively respond to customer demands, there can be no assurance that we will realize such benefits. We have experienced, and may continue to experience, delays in executing these efforts. Our inability to execute, or timely execute these efforts, has resulted in us being unable to supply, or timely supply, our products to our customers or incurring higher costs and reductions in revenues, incurring penalties imposed by our customers, or may disrupt our business operations.

Furthermore, our raw materials are sourced from industries characterized by a limited supply base, and their cost can fluctuate substantially. Under many of our supply arrangements, the price we pay for raw materials fluctuates along with certain changes in underlying commodities costs. Price increases for our raw materials have placed pressure on our costs and could continue to do so, and we may not be able to effectively hedge or pass along any such increases to our customers or consumers. Furthermore, any price increases passed along to our customers or consumers could significantly reduce demand for our products and could negatively affect our business and financial performance.

If we are unable to negotiate satisfactory terms to continue existing or enter into additional collective bargaining agreements, we may experience an increased risk of labor disruptions and our results of operations and financial condition may suffer.

While we currently expect to negotiate continuations to the terms of collective bargaining agreements, there can be no assurances that we will be able to obtain terms that are satisfactory to us or otherwise to reach agreement at all with the applicable parties. In addition, in the course of our business, we may also become subject to additional collective bargaining agreements. These agreements may be on terms that are less favorable than those under our current collective bargaining agreements. Increased exposure to collective bargaining agreements, whether on terms more or less favorable than our existing collective bargaining agreements, could adversely affect the operation of our business, including through increased labor expenses. While we intend to comply with all collective bargaining agreements to which we are subject, there can be no assurances that we will be able to do so and any noncompliance could subject us to disruptions in our operations and materially and adversely affect our results of operations and financial condition. For additional information see the discussion over the Company's labor force subject to collective bargaining agreements under the caption *Employee Profile* in *Item 1 - Business* above.

Significant changes in actual investment return on pension assets, discount rates, and other factors could affect our results of operations, equity and pension contributions in future periods.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for the defined benefit pension plans for which we are responsible. Generally Accepted Accounting Principles in the U.S. ("GAAP") requires that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and other economic conditions, which may change based on changes in key economic indicators. The most significant assumptions we use to estimate pension income or expense are the discount rate and the expected long-term rate of return on plan assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity. Although pension expense and pension funding contributions are not directly related, key economic factors that affect pension expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act of 1974, as amended. Refer to *Note - 14 Employee Benefit Plans* in the *Notes to the Consolidated Financial Statements* for additional information and disclosure over defined benefit plans.

Our business may be materially affected by changes to fiscal and tax policies that could adversely affect our results of operations and cash flows.

We operate globally and changes in tax laws could adversely affect our results. On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Reform Act") was signed into law. The legislation, which became effective on January 1, 2018, significantly changed U.S. tax law by, among other things, lowering corporate income tax rates, implementing a dividends received deduction for dividends from foreign subsidiaries, imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries, a minimum tax on foreign earnings, limitations on deduction of business interest expense and limits on deducting compensation to certain executive officers. Additional tax regulations and interpretations of the Tax Reform Act have been, and continue to be, issued, some with retroactive application dates and some which materially impacted the Company. The Company understands that other U.S. taxpayers have or plan to challenge the constitutionality of a set of regulations that had a material impact on the Company. If the regulations were ruled unconstitutional, the Company could be favorably impacted. New or revised interpretations of the Tax Reform Act and state conformity with its provisions could have a material impact on the valuation allowance recorded on U.S. state net operating losses. Certain of these changes could have a negative or adverse impact on the operating results and cash flows of the Company. In addition, our future income tax obligations and effective tax rates could be adversely affected by changes in, or interpretations of, tax laws, regulations, policies, or decisions in the U.S. as a result of the One Big Beautiful Bill Act (the "Act"), which was signed into law on July 4, 2025. The Act contains numerous provisions related to corporate income taxes with various effective dates, which could have a negative or adverse impact on the operating results and cash flows of the Company. See *Note 15 – Income Taxes* in the *Notes to the Consolidated Financial Statements* for further discussion on the impact from the Tax Reform Act.

We may not be able to fully utilize our U.S. tax attributes.

The Company has accumulated a substantial amount of U.S. federal and state net operating loss ("NOLs") carryforwards, and federal and state tax credits that will expire if unused. We have concluded that it is more likely than not that the majority of the federal and state deferred tax assets related to loss and credit carryforwards will not create tax benefits in the future. As a consequence of earlier business combinations and issuances of common stock, the Company and its subsidiaries have had various changes of ownership that continue to subject a significant amount of the Company's U.S. NOLs and other tax attributes to certain limitations; and therefore a valuation allowance is still recognized on certain federal and state tax asset carryforwards that are expected to expire due to the ownership change limitations or because we do not believe we will earn enough taxable income to utilize. Changes to state conformity to the provisions of the U.S. federal income tax law could have a material impact on the valuation allowance recorded on U.S. state net operating losses. For further discussion on the Company's federal and state NOLs, credits, and applicable valuation allowance see *Note 15 – Income Taxes* in the *Notes to the Consolidated Financial Statements*.

Our strategic initiatives including acquisitions and divestitures may not be successful and may divert our management's attention away from operations and could create general customer uncertainty.

Our growth strategy is based in part on growth through strategic initiatives including both acquisitions and divestitures, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, achieving targeted values as part of a disposition, consummating an acquisition or divestiture on satisfactory terms, integrating any newly acquired or expanded business with our current operations, or separating a divested business or commingled operation effectively. We may issue additional equity, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or expansion of our operations, which may not be available to us on terms we find advantageous or acceptable, if at all. In addition, subject to any requirements in the agreements governing our outstanding indebtedness, we may have significant discretion in how we employ the consideration received in a divestiture and our management may not apply such consideration in a way that is ultimately accretive to our business.

The execution of our strategic initiatives could entail repositioning or similar actions that in turn require us to record impairments, restructuring and other charges. Any such charges would reduce our earnings. We cannot guarantee that any future business acquisitions or divestitures will be pursued or that any acquisitions or divestitures that are pursued will be consummated. For example, the Company had disclosed intentions to look for acquisitions for the GPC and H&G businesses and to strategically separate the HPC business, but there are no assurances that any such acquisitions or divestitures may be consummated.

Additionally, any acquisition or disposition (including the successful integration and separation of operations, products and personnel) may place a significant burden on our management and other internal resources. The diversion of management's attention, and any difficulties encountered in such a process, could harm our business, financial condition, and operating results. Moreover, our customers may, in response to the announcement or consummation of a transaction, delay or defer purchasing decisions. If our customers delay or defer purchasing decisions, our revenues could materially decline or any anticipated increases in revenue could be lower than expected.

For example, on February 18, 2022, the Company completed the acquisition of the Tristar Business, and the Company has been detrimentally impacted by aspects of the integration of the Tristar Business' operations and products, which have negatively impacted subsequent operating performance and partner relationships of the Tristar Business' brands and the HPC business. Since the acquisition, the acquired Tristar Business realized, among other things, significant distribution challenges, increased levels of retail inventory, reduced sales, increased promotional spending and deductions, higher level of returns, and overall increased amount of costs. Additionally, the segment has subsequently realized unusual losses attributable to the recognition of product recalls for products associated with the brands, increased risks over the realizability of receivables and inventory, and recognized an impairment on assets including the acquired goodwill and tradename intangible assets. Most recently, the Company disposed of certain inventory and products associated with the Tristar Business' brand after assessing, among other things, performance and quality standards.

Many of these factors are outside of our control, and any one of them could result in lower revenues, higher costs and diversion of management time and energy, which could materially impact our business, financial condition, and results of operations. As of September 30, 2025, the Company believes it has assessed appropriate risks and recognized applicable losses and reserves reflecting the net assets of the Company, however there may be additional risks posed to the Company from the acquisition of the Tristar Business and its integration with the Company.

Significant costs have been incurred and are expected to be incurred in connection with the consummation of recent and future strategic initiatives including the integration or separation of acquired or divested businesses within the Company.

We expect to incur one-time costs in connection with integrating our operations, products and personnel and those of the businesses we acquire or divest, in addition to costs related directly to completing such transactions. We would expect similar costs to be incurred with any future acquisition or divestiture. These costs may include expenditures for:

• employee redeployment, relocation or severance;

• integration or separation of operations and information systems;

• combination or segregation of research and development teams and processes; and

• reorganization or closures of facilities.

In addition, we expect to incur a number of non-recurring costs associated our operations with those strategic transactions. Additional unanticipated costs may yet be incurred as we integrate or separate our businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term. Additionally, while we expect to benefit from leveraging distribution channels and brand names among the combined Company, we cannot assure you that we will achieve such benefits.

We may not realize the anticipated benefits of, and synergies from, our business acquisitions and may become responsible for certain liabilities and integration costs as a result.

Business acquisitions involve the integration of new businesses that have previously operated independently from us. The integration of our operations with those of acquired businesses is frequently expected to result in financial and operational benefits, including increased top line growth, margins, revenues and cost savings and be accretive to earnings per share, earnings before interest, taxes, depreciation and amortization and free cash flow before synergies. There can be no assurance, however, regarding when or the extent to which we will be able to realize increased top line growth, margins, revenues, cost savings or accretions to earnings per share, earnings before interest, taxes, depreciation and amortization or free cash flow or other benefits. Integration may also be difficult, unpredictable, and subject to delay because of possible company culture conflicts and different opinions on technical decisions and product roadmaps. We will often be required to integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which may be dissimilar. In some instances, we and certain acquired businesses have served the same customers, and some customers may decide that it is desirable to have additional or different suppliers. Difficulties associated with the integration of acquired businesses could have a material adverse effect on our business.

We may also acquire partial or full ownership in businesses or may acquire rights to market and distribute particular products or lines of products. The acquisition of a business or the rights to market specific products or use specific product names may involve a financial commitment by us, either in the form of cash or equity consideration. In the case of a new license, such commitments are usually in the form of prepaid royalties and future minimum royalty payments. There is no guarantee that we will acquire businesses or product distribution rights that will contribute positively to our earnings. Anticipated synergies may not materialize, cost savings may be less than expected, sales of products may not meet expectations and acquired businesses may carry unexpected liabilities.

In addition, in connection with business acquisitions, we have assumed, and may assume in connection with future acquisitions, certain potential liabilities. To the extent such liabilities are not identified by us or to the extent the indemnifications obtained from third parties are insufficient to cover such liabilities, these liabilities could have a material adverse effect on our business.

We may not be able to retain key personnel or recruit additional qualified personnel, which could materially affect our business and require us to incur substantial additional costs to recruit replacement personnel.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. Our business, financial condition and results of operations could be materially adversely affected if we lose any of these persons and are unable to attract and retain qualified replacements. Additionally, the agreements that we sign as a result of business acquisitions could affect our current and prospective employees due to uncertainty about their future roles. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel could have a material adverse effect on our business. If any of our key personnel or those of our acquired businesses were to join a competitor or form a competing company, existing and potential customers or suppliers could choose to form business relationships with that competitor instead of us. There can be no assurance that confidentiality, non-solicitation, non-competition or similar agreements signed by former directors, officers, employees or stockholders of us, our acquired businesses or our transactional counterparties will be effective in preventing a loss of business. In addition, we currently do not maintain "key person" insurance covering any member of our management team.

Increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

As climate change, land use, water use, deforestation, plastic waste, recyclability or recoverability of packaging, including single-use and other plastic packaging, and other sustainability concerns become more prevalent, governmental and non-governmental organizations, customers, consumers and investors are increasingly focusing on these issues. In particular, changing consumer preferences have resulted in and may result in future customer and consumer concerns and demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging, and their environmental impact on sustainability, a growing focus on the components, raw materials and production processes used to create our products and ingredients, or increased consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain consumer products. This increased focus on environmental issues and sustainability has resulted in and may result in further adoption of a number of customer, consumer, investor and industry demands, that could cause us to incur additional costs or to make changes to our operations to comply with any such regulations and address demands. If we are unable to respond or are perceived to be inadequately responding to sustainability concerns, customers and consumers may choose to purchase products from a competitor and investors may not provide financing on attractive terms, or at all, to our Company. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with manufacturing our products. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business and reputation.

Our business could be negatively impacted by corporate citizenship and sustainability matters and/or our reporting of such matters.

There is a focus from U.S. and foreign governmental and nongovernmental authorities and from certain investors, customers, consumers, employees, and other stakeholders concerning corporate citizenship and sustainability matters. From time to time, we announce certain initiatives, including goals; regarding our focus areas, which include environmental matters, packaging and waste, responsible sourcing, social investments, and diversity and inclusion. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. Such failures could be due to changes in our business. Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions, which could change over time. In addition, as the result of such heightened public focus on sustainability matters, we may face increased pressure to provide expanded disclosure, make or expand commitments, set targets, or establish additional goals and take actions to meet such goals, in connection with such matters. We could also be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could adversely affect our business, results of operations, cash flows and financial condition.

Failure to deploy social media and influencers effectively may materially and adversely affect our reputation, business, financial condition and results of operations.

We use third-party social media platforms as marketing tools, among other things. For example, we maintain a variety of social media accounts, as well as our own content on our websites. We maintain relationships with many influencers and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve, new platforms develop and new influencers emerge, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms and with new or emerging influencers. If we are unable to cost-effectively use social media platforms and influencers as marketing tools, if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms or if the influencers we use lose their following, our ability to acquire new consumers and our business, financial condition and results of operations may suffer as a result.

Negative commentary regarding us, our products or influencers, our business ventures, and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior that reflects poorly on our brands and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases.

In addition, an increase in the use of social media for marketing may increase the burden of compliance and increases the risk of violation of applicable rules and regulations, which are subject to sudden and rapid change. We require influencers to comply applicable laws, but it is nonetheless possible for them to fail to comply, which could reflect poorly on us or our products and/or expose us to certain liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Indebtedness and Financing Activities

Servicing our existing and future debt may require a significant amount of cash, and we may not have sufficient cash flow from our business to settle exchanges of the Exchangeable Notes in cash, repay the Exchangeable Notes at maturity, or repurchase the Exchangeable Notes as required following a fundamental change.

In May 2024, Spectrum Brands, Inc. ("SBI") issued $350.0 million aggregate principal amount of Exchangeable Notes, which are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by SBH and, subject to certain exceptions, each of SBI's existing and future domestic subsidiaries that guarantee other debt securities issued by SBI or SBH in the form of senior unsecured notes or convertible or exchangeable notes. Prior to March 1, 2029, the Exchangeable Notes are exchangeable at the option of the holders only under certain conditions or upon occurrence of certain events as described in *Note 9 - Debt* in the *Notes to the Consolidated Financial Statements*. Upon any exchange of the Exchangeable Notes, SBI is required to settle the principal amount (or, if less, the conversion value) of the Exchangeable Notes in cash upon any exchange of the Exchangeable Notes. As a result, if holders of the Exchangeable Notes elect to exchange their Exchangeable Notes, SBI will be required to make cash payments in respect of the Exchangeable Notes being exchanged. Holders of the Exchangeable Notes also have the right to require SBI to repurchase all or a portion of their Exchangeable Notes upon the occurrence of a "fundamental change" (as defined in the indenture governing the Exchangeable Notes) at a repurchase price equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid interest, if any. If the Exchangeable Notes have not previously been exchanged, redeemed or repurchased, SBI will be required to repay the outstanding principal amount of the Exchangeable Notes, plus accrued and unpaid interest, if any, in cash at maturity. The Exchangeable Notes are scheduled to mature on June 1, 2029.

SBI's ability to make required cash payments in connection with exchanges of the Exchangeable Notes, repurchase the Exchangeable Notes in the event of a fundamental change, or to repay or refinance the Exchangeable Notes at maturity will depend on market conditions and our past and expected future performance, which is subject to economic, financial, competitive, and other factors beyond our and SBI's control. We also may not use the cash proceeds we raised through the issuance of the Exchangeable Notes in an optimally productive and profitable manner.

In addition, SBI's ability to repurchase or pay cash upon exchange or at maturity of the Exchangeable Notes may be limited by law, regulatory authority or the terms of our other then-existing indebtedness. SBI's failure to repurchase Exchangeable Notes following a fundamental change or to pay cash upon exchange or at maturity of the Exchangeable Notes as required by the indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under our senior credit facility, our other outstanding indebtedness, or agreements governing our future indebtedness and could have a material adverse effect on our business, results of operations, and financial condition. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, SBI and/or the guarantors party to the indenture governing the Exchangeable Notes may not have sufficient funds to repay the indebtedness and repurchase the Exchangeable Notes or to pay cash upon exchange or at maturity of the Exchangeable Notes.

The capped call transactions we entered into in connection with the issuance of the Exchangeable Notes may affect the value of our common stock.

In connection with the issuance of the Exchangeable Notes, we entered into privately negotiated capped call transactions with various option counterparties (the "Capped Calls"). The Capped Calls cover, subject to customary anti-dilution adjustments, the aggregate number of shares of our common stock initially underlying the Exchangeable Notes. The Capped Calls are expected generally to reduce the potential dilution to our common stock and/or offset any potential cash payments we are required to make in excess of the principal amount upon any exchange of the Exchangeable Notes, with such reduction or offset, as the case may be, subject to a cap based on the cap price, which is $158.90 per share of our common stock.

From time to time, the counterparties to the Capped Calls (the "option counterparties") or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the Exchangeable Notes. This activity could also cause or prevent an increase or a decrease in the market price of our common stock or the Exchangeable Notes.

Aspects of the Capped Calls may not operate as planned and may affect the value of the Exchangeable Notes and our common stock, and we are subject to counterparty credit risk with respect to the Capped Calls.

In connection with the pricing of the Exchangeable Notes, we entered into the Capped Calls. Please refer to *Note 9 - Debt* in the *Notes to the Consolidated Financial Statements*. The Capped Calls are expected generally to reduce the potential dilution to our common stock and/or offset any potential cash payments we are required to make in excess of the principal amount upon any exchange of the Exchangeable Notes, with such reduction or offset, as the case may be, subject to a cap based on the cap price. The Capped Calls are complex transactions that are not part of the terms of the Exchangeable Notes and may not operate as planned. If the Capped Calls do not operate as we intend, it may have an effect on the price of the Exchangeable Notes or our common stock.

The option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following any exchange of the Exchangeable Notes, any repurchase of the Exchangeable Notes by us on any fundamental change repurchase date or any redemption date, or, if we exercise our option to terminate the relevant portion of the Capped Calls, any other date on which the Exchangeable Notes are retired by us. This activity could cause or avoid an increase or a decrease in the market price of our common stock or the Exchangeable Notes, which could affect the ability of a holder to exchange the Exchangeable Notes and, to the extent the activity occurs during any observation period related to an exchange of Exchangeable Notes, could affect the number of shares of common stock, if any, and value of the consideration that a holder will receive upon exchange of the Exchangeable Notes.

The option counterparties are financial institutions, and we are subject to the risk that they might default under the Capped Calls. Our exposure to the credit risk of the option counterparties is not secured by any collateral. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with that option counterparty. Our exposure will depend on many factors, but, generally, the increase in our exposure will be correlated with increases in the market price or the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of any option counterparty.

The conditional exchange feature of the Exchangeable Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional exchange feature of the Exchangeable Notes is triggered, holders of the Exchangeable Notes will be entitled to exchange the Exchangeable Notes at any time during specified periods at their option. If one or more holders elect to exchange their Exchangeable Notes, SBI would be required to settle any exchanged principal amount of such Exchangeable Notes through the payment of cash, which could adversely affect our and/or SBI's liquidity. In addition, even if holders do not elect to exchange their Exchangeable Notes, SBI could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Exchangeable Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Provisions in the indenture for the Exchangeable Notes may deter or prevent a strategic transaction that may be favorable to you.

If a fundamental change occurs prior to the maturity date of the Exchangeable Notes, subject to a limited exception, holders of the Exchangeable Notes will have the right, at their option, to require SBI to repurchase all or a portion of their Exchangeable Notes. In addition, if a "make-whole fundamental change" (as defined in the indenture governing the Exchangeable Notes) occurs prior to the maturity date, SBI will in some cases be required to increase the exchange rate for a holder that elects to exchange all or a portion of its Exchangeable Notes in connection with such make-whole fundamental change. Furthermore, the Exchangeable Notes indenture will prohibit SBI from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes SBI's obligations under the Exchangeable Notes. These and other provisions in the indenture could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that you may view as favorable.

The issuance of additional stock, including common stock delivered upon exchange of the Exchangeable Notes, will dilute all other shareholders.

The issuance of additional stock in connection with acquisitions, financings, our equity incentive plans, the Exchangeable Notes, or otherwise will dilute all other shareholders. Our Amended Restated Certificate of Incorporation authorizes us to issue up to two hundred million shares of common stock with such rights and preferences as may be determined by our Board of Directors. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our shareholders. We intend to continue to evaluate strategic acquisitions or opportunities in the future. We may pay for such acquisitions or opportunities, in part or in full, through the issuance of additional equity securities. Further, the exchange of some or all of the Exchangeable Notes will dilute the ownership interests of existing shareholders to the extent SBI delivers shares of our common stock upon exchange of any of the Exchangeable Notes.

Our substantial indebtedness may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our indebtedness.

We have, and we expect to continue to have, substantial indebtedness. See *Note 9 - Debt* in the *Notes to the Consolidated Financial Statements* for additional detail. Our indebtedness has had, and could continue to have, adverse consequences for our business, and may:

- require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

- increase our vulnerability to general adverse economic and industry conditions;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict our ability to make strategic acquisitions, dispositions or to exploit business opportunities;

- place us at a competitive disadvantage compared to our competitors that have less debt; and

- limit our ability to borrow additional funds (even when necessary to maintain adequate liquidity) or dispose of assets.

Under our senior credit agreement governing our secured facilities and the indentures governing our senior notes (together, our "debt agreements"), we may incur additional indebtedness. If new debt is added to our existing debt levels, the related risks that we now face would increase.

Furthermore, our credit agreement and borrowings under the Revolver Facility are subject to variable interest rates. Increases in market interest rates may raise the interest rate on our variable rate debt and create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. While we may enter into agreements limiting our exposure to higher debt service requirements, any such agreements may not offer complete protection from this risk. Moreover, upon completion of a divestiture, we may be required to pay down debt using proceeds from the sale pursuant to the terms of the Company's outstanding indebtedness.

Restrictive covenants in our debt agreements may restrict our ability to pursue our business strategies.

Our debt agreements each restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness and preferred stock, loans and investments, liens and affiliate transactions. Our debt agreements also contain customary events of default and covenants imposing operating and financial restrictions on our business. These covenants could, among other things, restrict our ability to incur additional indebtedness, liens or engage in sale and leaseback transactions, pay dividends or make distribution in respect of capital stock, make certain restricted payments, sell assets, engage in transactions with affiliates, except on an arms-length basis, or consolidate or merge with or sell substantially all of our assets. Further, these covenants could, among other things, limit our ability to fund future working capital and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. In addition, our debt agreements may require us to dedicate a portion of cash flow from operations to payments on debt and also contain borrowing restrictions based on, among other things, our fixed charge coverage ratio. Furthermore, the credit agreement governing our senior secured facilities contains a financial covenant relating to maximum net leverage. Such requirements and covenants could limit the flexibility of our restricted entities in planning for, or reacting to, changes in the industries in which they operate. Our ability to comply with these covenants is subject to certain events outside our control. If we are unable to comply with these covenants, the lenders under our senior secured facilities could terminate their commitments and the lenders under our senior secured facilities or the holders of our senior notes could accelerate repayment of our outstanding borrowings and, in either case, we may be unable to obtain adequate refinancing of outstanding borrowings on favorable terms or at all. If we are unable to repay outstanding borrowings when due, the lenders under the senior secured facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them. If our obligations under the senior secured facilities are accelerated, we cannot assure you that our assets would be sufficient to repay in full such indebtedness.

Future financing activities may adversely affect our leverage and financial condition.

Subject to the limitations set forth in our debt agreements, we may incur additional indebtedness and issue dividend-bearing redeemable equity interests. We may incur substantial additional financial obligations to enable us to execute our business objectives. These obligations could result in:

- default and foreclosure on our assets if our operating revenues after an investment or acquisition are insufficient to repay our financial obligations;

- acceleration of our obligations to repay the financial obligations even if we make all required payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

- our immediate payments of all amounts owed, if any, if such financial obligations are payable on demand;

- our inability to obtain additional financing if such financial obligations contain covenants restricting our ability to obtain such financing while the financial obligations remain outstanding;

- our inability to pay dividends on our capital stock;

- using a substantial portion of our cash flow to pay principal and interest or dividends on our financial obligations, which will reduce the funds available for dividends on our Common Stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

- limitations on our flexibility in planning for and reacting to changes in our business and in the industries in which we operate;

- an event of default that triggers a cross default with respect to other financial obligations, including our indebtedness;

- increased vulnerability to adverse changes in general economic, industry, financial, competitive, legislative, regulatory and other conditions and adverse changes in government regulation; and

- limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors.

Risks Related to our International Operations

We are subject to significant international business risks that could hurt our business and cause our results of operations to fluctuate.

A significant portion of our net sales are to customers outside of the U.S. See *Note 5 - Revenue Recognition and Receivables* and *Note 20 – Segment Information* in the *Notes to the Consolidated Financial Statements* for sales by geographic region. Our pursuit of international growth opportunities may require significant investments for an extended period before returns on these investments, if any, are realized. Our international operations are subject to risks including, among others:

- currency fluctuations, including, without limitation, fluctuations in the foreign exchange rate of the Euro, British Pound, Canadian Dollar, Australian Dollar, Japanese Yen, Chinese Renminbi, and the Mexican Peso, among others;

- changes in the economic conditions or consumer preferences or demand for our products in these markets;

- the risk that because our brand names may not be locally recognized, we must spend significant amounts of time and money to build brand recognition without certainty that we will be successful;

- labor unrest;

- political and economic instability, as a result of war, terrorist attacks, pandemics, natural disasters or otherwise;

- lack of developed infrastructure;

- longer payment cycles and greater difficulty in collecting accounts;

- restrictions on transfers of funds;

- import and export duties and quotas, as well as general transportation costs;

- changes in domestic and international customs and tariffs;

- compliance with laws and regulations concerning ethical business practices, such as U.S. Foreign Corrupt Practices Act;

- compliance with U.S. economic sanctions and laws and regulations (including those administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") and export controls;

- changes in foreign labor laws and regulations affecting our ability to hire and retain employees;

- inadequate protection of intellectual property in foreign countries;

- unexpected changes in regulatory environments;

- difficulty in complying with foreign law; and

- adverse tax consequences.

The foregoing factors may have a material adverse effect on our ability to increase or maintain our supply of products, financial condition or results of operations.

As a result of our international operations, we face a number of risks related to exchange rates and foreign currencies.

Our international sales and certain of our expenses are transacted in foreign currencies. See *Note 5 - Revenue Recognition and Receivables* and *Note 20 – Segment Information* , in the *Notes to the Consolidated Financial Statements* for sales by geographic region. We expect that the amount of our revenues and expenses transacted in foreign currencies will increase as our Latin American, European and Asian operations grow and as a result of acquisitions in these markets and, as a result, our exposure to risks associated with foreign currencies could increase accordingly. Significant changes in the value of the U.S. dollar in relation to foreign currencies will affect our sales through our pricing for certain segments or products sold in international jurisdictions, our purchasing activity and cost of goods sold, and our overall operating margins, which could result in exchange losses or otherwise have a material effect on our business, financial condition and results of operations. Changes in currency exchange rates may also affect our sales to, purchases from, and loans to, our subsidiaries, as well as sales to, purchases from, and bank lines of credit with, our customers, suppliers and creditors that are denominated in foreign currencies.

We source many products from China and other Asian countries. To the extent the Chinese Renminbi ("RMB") or other currencies depreciate or appreciate with respect to the U.S. dollar ("USD"), we may experience fluctuations in our results of operations. The RMB is not pegged to the USD at a constant exchange rate and instead fluctuates versus a basket of currencies. Although the People's Bank of China has historically intervened in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate within a flexible peg range against the USD in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Additionally, many products in our international operations are sourced through USD denominated transactions and sold within their respective markets using local currencies. We may experience fluctuations in our results of operations for changes in the local currency rates reflective of the USD. The deterioration of any local currency against the USD may impact our ability to appropriately price and realize operating margins for such products consistent to historical operations within those international markets. We may not be successful in implementing customer pricing or other actions in an effort to mitigate the impact of currency fluctuations and, consequently, our results of operations may be adversely impacted.

While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure to currency fluctuations. See *Note 11 - Derivatives* in the *Notes to the Consolidated Financial Statements* for further detail on related hedging activity.

Our international operations expose us to risks related to compliance with the laws and regulations of foreign countries.

Electronic and electrical products that depend on electric current to operate ("EEE") that we sell in Europe are subject to regulation in EU markets under two key EU directives. Among our brands, this includes a limited range of products, such as aquarium pumps, heaters, and lighting. We are subject to two EU Directives that may have a material impact on our business: Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment ("RUHSEEE") and Waste of Electrical and Electronic Equipment ("WEEE"). RUHSEEE requires us to eliminate specified hazardous materials from products we sell in EU member states. WEEE requires us to collect and treat, dispose of or recycle certain products we manufacture or import into the EU at our own expense. The costs associated with maintaining compliance or failing to comply with the EU Directives may harm our business. For example:

- Although contracts with our suppliers address related compliance issues, we may be unable to procure appropriate RUHSEEE-compliant material in sufficient quantity and quality and/or be able to incorporate it into our product procurement processes without compromising quality and/or harming our cost structure.

- We may face excess and/or obsolete inventory risk related to non-compliant inventory that we may hold for which there is reduced demand, and we may need to write down the carrying value of such inventories.

We believe that compliance with RUHSEEE does not have a material effect on our capital expenditures, financial condition, earnings or competitive position. To comply with WEEE requirements, we have partnered with other companies to create a comprehensive collection, treatment, disposal and recycling program as specified within the member countries we conduct business. As EU member states pass enabling legislation, we currently expect our compliance system to be sufficient to meet such requirements. Our current estimated costs associated with compliance with WEEE are not significant based on our current market share. However, we continue to evaluate the impact of the WEEE legislation and implementing regulations as EU member states implement guidance and as our market share changes and, as a result, actual costs to our company could differ from our current estimates and may be material to our business, financial condition or results of operations.

Many of the developing countries in which we operate do not have significant governmental regulation relating to environmental safety, occupational safety, employment practices or other business matters routinely regulated in the U.S. and EU or may not rigorously enforce such regulation. As these countries and their economies develop, it is possible that new regulations or increased enforcement of existing regulations may increase the expense of doing business in these countries. In addition, social legislation in many countries in which we operate may result in significantly higher expenses associated with labor costs, terminating employees or distributors and closing manufacturing facilities. Increases in our costs as a result of increased regulation, legislation or enforcement could materially and adversely affect our business, results of operations and financial condition.

We face risks related to the impact on foreign trade agreements and relations.

Recent changes in the U.S. federal government have caused uncertainty about the future of trade partnerships and treaties, such as the North American Free Trade Agreement ("NAFTA") and the World Trade Organization. The U.S. has withdrawn from the Trans Pacific Partnership Agreement ("TPPA"), which may affect the Company's ability to leverage lower cost facilities in territories outside of the U.S. Additionally, on November 30, 2018 the U.S., Mexico, and Canada signed a replacement trade deal for NAFTA known as the U.S.-Mexico-Canada Agreement ("USMCA"), which was subsequently ratified by each government. The USMCA maintains duty-free access for most products and leaves most key provisions of the NAFTA agreement largely intact. Any additional assertive trade policies could result in further conflicts with U.S. trading partners, which could affect the Company's supply chains, sourcing, and markets. Foreign countries may impose additional burdens on U.S. companies through the use of local regulations, tariffs or other requirements which could increase our operating costs in those foreign jurisdictions. It remains unclear what additional actions, if any, the current administration will take. If the U.S. were to materially modify or replace any international trade agreements to which it is a party, or if tariffs were raised on the foreign-sourced goods that we sell, such goods may no longer be available at a commercially attractive price, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with our international suppliers and supply chains, including those related to unfavorable and uncertain regulatory, political, economic, tax, tariff, export and import controls imposed by the U.S. and other governments

The U.S. has announced and implemented changes to existing U.S. trade policy, including increasing tariffs on imports, in many cases significantly, and potentially renegotiating or terminating existing trade agreements. The exact scope of any such tariffs or changes to existing trade agreements, that will ultimately be implemented is not known at this time, and the impacts on our business and costs of our products is uncertain. In response, a number of countries, including several in Europe as well as China, have imposed retaliatory tariffs on a wide range of American products. Additional tariffs could be imposed by the U.S. or on the U.S.' response to actions taken by the U.S. government.

A large percentage of our products that we sell in the U.S. are manufactured in or sourced from China. The imposition of tariffs on products imported by us from China have in some cases required us to increase prices to our customers or and/or resulted in lowering our gross margin on products sold. Our attempts to mitigate potential disruptions to our supply chain and offset procurement and operational cost pressures, such as through alternative sourcing and/or increases in the selling prices of some of our products and services, may not be successful. Impacts from potential deterioration in geopolitical or trade relationships between the U.S. and other countries, particularly China and EU member states, could have, and any similar future action may have, a material adverse effect on our business, financial condition and result of operations. Further, we cannot predict whether, and to what extent, there may be changes to international trade agreements, such as those with China, or whether, or to what extent, quotas, duties, additional tariffs, export controls or other restrictions will be changed or imposed by the U.S. or by other countries.

We are subject to risks associated with importing goods and materials from foreign countries.

A portion of goods and materials may be sourced by vendors and by us outside of the U.S.. Although we have implemented policies and procedures designed to facilitate compliance with laws and regulations relating to doing business in foreign markets and importing merchandise from abroad, there can be no assurance that suppliers and other third parties with whom we do business will not violate such laws and regulations or our policies, which could subject us to liability and could adversely affect our results of operations.

We are subject to the various risks of importing merchandise from abroad and purchasing product made in foreign countries, such as:

- potential disruptions in manufacturing, logistics and supply;

- changes in duties, tariffs, quotas and voluntary export restrictions on imported goods;

- strikes and other events affecting delivery;

- product compliance with laws and regulations of the destination country;

- product liability claims from customers or penalties from government agencies relating to products that are recalled, defective or otherwise noncompliance or alleged to be harmful;

- concerns about human rights, working conditions and other labor rights and conditions and environmental impact in foreign countries where goods are produced and materials or components are sourced, and changing labor, environmental and other laws in these countries;

- local business practice and political issues that may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;

- compliance with laws and regulations concerning ethical business practices, such as the U.S. Foreign Corrupt Practices Act;

- compliance with U.S. economic sanctions laws and regulations (including those administered by OFAC); and

- economic, political or other problems in countries from or through which goods are imported.

Political or financial instability, trade restrictions, tariffs, currency exchange rates, labor conditions, congestion and labor issues at major ports, transport capacity and costs, systems issues, problems in third-party distribution and warehousing and other interruptions of the supply chain, compliance with U.S. and foreign laws and regulations and other factors relating to international trade and imported merchandise beyond our control could affect the availability and the price of our inventory. These risks and other factors relating to foreign trade could subject us to liability or hinder our ability to access suitable merchandise on acceptable terms, which could adversely impact our results of operations. In addition, developments in tax policy, such as the disallowance of tax deductions for imported merchandise, or the imposition of tariffs on imported goods, could have a material adverse effect on our results of operations and liquidity.

Risks Related to Data Privacy and Intellectual Property

We and our licensors may not be able to adequately establish and protect the intellectual property rights we use in our business and the infringement or loss of our intellectual property rights could harm our business.

To establish and protect our intellectual property rights, we rely upon a combination of national, foreign and multinational patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual arrangements. The measures that we take to protect our intellectual property rights may prove inadequate to prevent third parties from infringing or misappropriating our intellectual property. We may need to resort to litigation to enforce or defend our intellectual property rights. If a competitor or collaborator files a patent application claiming technology also claimed by us, or a trademark application claiming a trademark, service mark or trade dress also used by us, in order to protect our rights, we may have to participate in expensive and time consuming opposition or interference proceedings before the U.S. Patent and Trademark Office or a similar foreign agency. Similarly, our intellectual property rights may be challenged by third parties or invalidated through administrative process or litigation. The costs associated with protecting intellectual property rights, including litigation costs, may be material. Furthermore, even if our intellectual property rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights, or our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Obtaining, protecting and defending intellectual property rights can be time consuming and expensive, and may require us to incur substantial costs, including the diversion of the time and resources of management and technical personnel.

Moreover, the laws of certain foreign countries in which we operate or may operate in the future do not protect, and the governments of certain foreign countries do not enforce, intellectual property rights to the same extent as do the laws and government of the U.S., which may negate our competitive or technological advantages in such markets. Also, some of the technology underlying our products is the subject of nonexclusive licenses from third parties. As a result, this technology could be made available to our competitors at any time. If we are unable to establish and then adequately protect our intellectual property rights, our business, financial condition and results of operations could be materially and adversely affected.

We license various trademarks, tradenames and patents from third parties for certain of our products. These licenses generally place marketing obligations on us and require us to pay fees and royalties based on net sales or profits. We do not own the trademarks, tradenames and patents that underlie these licenses, and we may not control either the prosecution or enforcement of rights under the licenses, in which case we may be forced to rely upon our licensors to properly prosecute and prevent infringement of the trademarks, tradenames and patents that underlie these licenses. Typically, these licenses may be terminated if we fail to satisfy certain minimum sales obligations or if we breach the terms of the license. The failure or inability of our licensors to protect these trademarks, tradenames and patents, the termination of these licensing arrangements, or the failure to renew or enter into a new agreement on acceptable terms could adversely affect our business, financial condition and results of operations. When our right to use these trademarks, brand names and logos expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. If we are unable to successfully manage the transition of our business to new brands, our reputation among our customers could be adversely affected, and our revenue and profitability could decline. Refer to *Item 1 - Business* for further discussions on licensed tradenames and related contractual terms. There can be no assurance that we will be able to renew our existing licensing agreements for associated tradenames outside of their existing terms and options, or that we will be able to retain tradenames indefinitely that are not directly owned by the Company.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, products and services could be harmed significantly.

We rely on trade secrets, know-how and other proprietary information in operating our business. If this information is not adequately protected, then it may be disclosed or used in an unauthorized manner. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products or services and harming our ability to maintain or increase our customer base.

Claims by third parties that we are infringing their intellectual property and other litigation could adversely affect our business.

From time to time in the past we have been subject to claims that we are infringing the intellectual property of others. We currently are the subject of such claims and it is possible that third parties will assert infringement claims against us in the future. An adverse finding against us in these or similar trademark or other intellectual property litigation may have a material adverse effect on our business, financial condition and results of operations. Any such claims, with or without merit, could be time consuming and expensive, and may require us to incur substantial costs, including the diversion of the resources of management and technical personnel, cause product delays or require us to enter into licensing or other agreements in order to secure continued access to necessary or desirable intellectual property. If we are deemed to be infringing a third-party's intellectual property and are unable to continue using that intellectual property as we had been, our business and results of operations could be harmed if we are unable to successfully develop non-infringing alternative intellectual property on a timely basis or license non-infringing alternatives or substitutes, if any exist, on commercially reasonable terms. In addition, an unfavorable ruling in intellectual property litigation could subject us to significant liability, as well as require us to cease developing, manufacturing or selling the affected products or using the affected processes or trademarks. Any significant restriction on our proprietary or licensed intellectual property that impedes our ability to develop and commercialize our products could have a material adverse effect on our business, financial condition and results of operations.

A cybersecurity breach or failure of one or more key information technology systems could have a material adverse impact on our business or reputation.

We rely extensively on information technology ("IT") systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business.

In addition, our use of social media presents other possible vulnerabilities. For instance, our accounts and IT systems may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, distributed denial-of-service attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. Our IT systems have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorized access attempts, phishing and other cyber-attacks. Through our third party service providers, we continue to assess potential threats and seek to address and prevent these threats, including monitoring of networks and systems and upgrading skills, employee training and security policies for the Company and its third-party providers. However, because the techniques used in these attacks change frequently and may be difficult to detect for periods of time, we and our service providers may face difficulties in anticipating and implementing adequate preventative measures. To date, we have seen no material impact on our business or operations from these attacks; however, we cannot guarantee that our security efforts will prevent breaches or breakdowns to our or our third-party providers' databases or systems. If the IT systems, networks or service providers we rely upon fail to function properly, or if we or one of our third-party providers suffer a loss, significant unavailability of or disclosure of our business or stakeholder information, and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action. The costs and operational consequences of responding to breaches and implementing remediation measures could be significant.

Disruption or failures of our information technology systems could have a material adverse effect on our business.

The IT systems used by the Company are susceptible to security breaches, operational data loss, general disruptions in functionality, and may not be compatible with new technology. We depend on our IT systems for the effectiveness of our operations and to interface with our customers, as well as to maintain financial records and accuracy. Disruption or failures of our IT systems could impair our ability to effectively and timely provide our services and products and maintain our financial records, which could damage our reputation and have a material adverse effect on our business.

Our actual or perceived failure to adequately protect personal data could adversely affect our business, financial condition and results of operations.

A continually evolving variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products.

Our actual or alleged failure to comply with applicable laws and regulations, or a government's interpretation of its laws and regulations, or an actual or alleged failure to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition, and results of operations.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

In addition to our own sensitive and proprietary business information, we handle transactional and personal information about our customers, suppliers and vendors. Despite our security measures and those of third parties with whom we do business, our respective systems and facilities and those of our third-party vendors may be vulnerable to security incidents, disruptions, cyberattacks, ransomware, data breaches, viruses, phishing attacks and other forms of social engineering, denial-of-service attacks, third-party or employee theft or misuse and other negligent actions. Hackers, data thieves and rogue insiders are increasingly sophisticated and operate social engineering, such as phishing, and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers' network, or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of our consumers,' users' or employees' personal information or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our consumer and customer relationships, damage to our reputation, resulting in lost sales and consumers, fines, lawsuits, or significant legal and remediation expenses. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach. Insurance policies that may provide coverage with regard to such incidents may not cover any or all of the resulting financial losses.

In addition, we must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the EU adopted the General Data Protection Regulation (the "GDPR"), which became effective on May 25, 2018, and California passed the California Consumer Privacy Act (the "CCPA"), which became effective on January 1, 2020, has been amended by the California Privacy Rights Act ("CPRA"), which became effective on January 1, 2023. In addition, approximately 20 other states have adopted similar comprehensive privacy laws, which may require companies to change their practices for collecting and handling personal information. These laws impose additional obligations on companies such as ours regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR, CCPA, CPRA and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against the Company by governmental entities or others, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Risks Related to Litigation and Regulatory Compliance

Class action and derivative action lawsuits and other investigations, regardless of their merits, could have an adverse effect on our business, financial condition and results of operations.

We and certain of our officers and directors have been named in the past, and may be named in the future, as defendants of class action and derivative action lawsuits. In the past, we have also received requests for information from government authorities. Regardless of their subject matter or merits, class action lawsuits and other government investigations may result in significant cost to us, which may not be covered by insurance, may divert the attention of management or may otherwise have an adverse effect on our business, financial condition and results of operations.

We are subject to a number of claims and litigation and may be subject to future claims and litigation, any of which may adversely affect our business.

From time to time in the past we have been subject to a variety of claims and litigation and we may in the future be subject to additional claims and litigation (including class action lawsuits). For instance, following periods of volatility in the market price of our stock, we have become subject to the class action shareholder litigation. We are also subject to various other litigation and claims on a variety of matters. Based on the information currently available, we believe that our ultimate liability for the matters or proceedings presently pending against the Company will not have a material adverse effect on the Company's business or financial condition. But, regardless of their merits, lawsuits (including class action lawsuits) may result in significant cost to the Company that may not be covered by insurance and may divert attention of management or may otherwise have an adverse effect on our business, financial condition, and results of operation. See *Note 19 - Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for further discussion over material claims and litigation.

The Company has been, and may in the future be, subject to product liability claims and product recalls, which could negatively impact its profitability.

In the ordinary course of our business, the Company may be named as a defendant in lawsuits involving product liability claims. In any such product liability proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts of damages, and the matters may remain unresolved for several years. Any such matters could have a material adverse effect on our business, results of operations and cash flows if we are unable to successfully defend against or settle these matters or if our insurance coverage is insufficient to satisfy any judgments against us or settlement related to these matters. The Company sells perishable treats for animal consumption, which involves risks such as product contamination or spoilage, product tampering, and other adulteration of food products. The Company may be subject to liability if the consumption of any of its products causes injury, illness, or death. In addition, the Company will voluntarily recall products in the event of contamination or damage. The Company has previously voluntarily recalled products, including a Black+Decker Garment Steamer, PowerXL Self-Cleaning Juicer, PowerXL Stuffed Wafflizer Waffle Maker, and PowerXL Dual Basket Air Fryer, which resulted in costs to the Company to provide for consumer refunds, replacement parts and product rework, and resulted in losses from retail customer returns and costs and inventory disposition due to the issuance of a stop sale and the return and disposition of the recalled products. Any future product recalls could have a material adverse effect on our business, results of operations and cash flows.

A significant product liability judgment or a widespread product recall involving our business may negatively impact the Company's sales and profitability for a period of time depending on product availability, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that Company products caused illness, injury or property damage could adversely affect the Company's reputation with existing and potential customers and its corporate and brand image and trigger certain rights of owners of the brands the Company licenses. Although we have product liability insurance coverage and an excess umbrella policy, our insurance policies may not provide coverage for certain, or any, claims against us or may not be sufficient to cover all possible liabilities. We may not be able to maintain such insurance on acceptable terms, if at all, in the future. See *Note 19 - Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for further discussion on product liability.

Agreements, transactions and litigation involving or resulting from the activities of our predecessor and its former subsidiaries may subject us to future claims or litigation that could materially adversely impact our capital resources.

The Company was formerly known as HRG, which is the successor to Zapata Corporation, which was a holding company engaged, through its subsidiaries, in a number of business activities and over the course of HRG's existence, acquired and disposed of a number of businesses. The activities of such entities may subject us to future claims or litigation regardless of the merit of such claims or litigation and the defenses available to us. The time and expense that we may be required to dedicate to such matters may be material to us and our subsidiaries and may adversely impact our capital resources. In certain instances, we may have continuing obligations pursuant to certain of these transactions, including obligations to indemnify other parties to agreements, and may be subject to risks resulting from these transactions.

We may incur material capital and other costs due to changing environmental laws and regulations and other environmental liabilities.

We are subject to a broad range of federal, state, local, foreign and multi-national laws and regulations relating to the environment. These include laws and regulations that govern:

• discharges to the air, water and land; and

• the handling and disposal of solid and hazardous substances and wastes; and

• the remediation of contamination associated with release of hazardous substances at our facilities and at off-site disposal locations.

Risk of environmental liability is inherent in our business. As a result, material environmental costs may arise in the future. In particular, we may incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies, such as the EU Directives: RUSHEE and WEEE discussed above. Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries. See the risk factor *Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries.*

Moreover, there are adopted and proposed international accords and treaties, as well as federal, state and local laws and regulations, that would attempt to control or limit the causes of climate change, including the effect of greenhouse gas emissions on the environment. In the event that the U.S. government or foreign governments enact new climate change laws or regulations or make changes to existing laws or regulations, compliance with applicable laws or regulations may result in increased manufacturing costs for our products, such as by requiring investment in new pollution control equipment or changing the ways in which certain of our products are made. We may incur some of these costs directly and others may be passed on to us from our third-party suppliers. Although we believe that we are substantially in compliance with applicable environmental laws and regulations at our facilities, we may not always be in compliance with such laws and regulations or any new laws and regulations in the future, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we have been required to address the effect of historic activities on the environmental condition of our properties or former properties. We have not conducted invasive testing at all of our facilities to identify all potential environmental liability risks. Given the age of our facilities and the nature of our operations, material liabilities may arise in the future in connection with our current or former facilities. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities is discovered, we could be required to incur material unforeseen expenses. If this occurs, it may have a material adverse effect on our business, financial condition and results of operations. We are currently engaged in investigative or remedial projects at a few of our facilities and any liabilities arising from such investigative or remedial projects at such facilities may have a material effect on our business, financial condition and results of operations.

In addition, in connection with certain business acquisitions, we have assumed, and in connection with future acquisitions may assume, certain potential environmental liabilities. To the extent we have not identified such environmental liabilities or to the extent the indemnifications obtained from our counterparties are insufficient to cover such environmental liabilities, these environmental liabilities could have a material adverse effect on our business.

We are also subject to proceedings related to our disposal of industrial and hazardous material at off-site disposal locations or similar disposals made by other parties for which we are responsible as a result of our relationship with such other parties. These proceedings are under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") or similar state or foreign jurisdiction laws that hold persons who "arranged for" the disposal or treatment of such substances strictly liable for costs incurred in responding to the release or threatened release of hazardous substances from such sites, regardless of fault or the lawfulness of the original disposal. Liability under CERCLA is typically joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and remediating contamination at a site. We occasionally are identified by federal or state governmental agencies as being a potentially responsible party for response actions contemplated at an off-site facility. At the existing sites where we have been notified of our status as a potentially responsible party, it is either premature to determine if our potential liability, if any, will be material or we do not believe that our liability, if any, will be material. We may be named as a potentially responsible party under CERCLA or similar state or foreign jurisdiction laws in the future for other sites not currently known to us, and the costs and liabilities associated with these sites may have a material adverse effect on our business, financial condition and results of operations.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. See *Note 19 - Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for further discussion on estimated liabilities arising from such environmental matters. Nevertheless, based upon the information currently available, we believe that our ultimate liability arising from such environmental matters should not be material to our business or financial condition.

Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Certain of our products sold through, and facilities operated under, each of our business segments are regulated by the Environmental Protection Agency ("EPA"), the Food and Drug Administration ("FDA"), the U.S. Department of Agriculture or other federal or state consumer protection and product safety agencies and are subject to the regulations such agencies enforce, as well as by similar state, foreign and multinational agencies and regulations. For example, in the U.S., all products containing pesticides must be registered with the EPA and, in many cases, similar state and foreign agencies before they can be manufactured or sold. Our inability to obtain, or the cancellation of, any registration could have an adverse effect on our business, financial condition and results of operations. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients, but we may not always be able to avoid or minimize these risks.

As a global distributor of consumer products, certain of our products are subject to the Consumer Product Safety Act, which empowers the U.S. Consumer Product Safety Commission (the "Consumer Commission") to exclude from the market products that are found to be unsafe or hazardous, and other similar laws in states and other countries in which we sell our products. Under certain circumstances, the Consumer Commission, or similar state or foreign regulatory bodies, could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so. Any additional repurchases or recalls of our products could be costly to us and could damage the reputation or the value of our brands. If we are required to remove, or we voluntarily remove our products from the market, our reputation or brands could be tarnished, and we may have large quantities of finished products that could not be sold. Furthermore, failure to timely notify the Consumer Commission, or a similar state or foreign regulatory bodies, of a potential safety hazard could result in significant fines being assessed against us, which could have a material adverse effect on our business, financial condition and results of operations.

Certain of our products and packaging materials are subject to regulations administered by the FDA. Among other things, the FDA enforces statutory prohibitions against misbranded and adulterated products, establishes ingredients and manufacturing procedures for certain products, establishes standards of identity for certain products, determines the safety of products and establishes labeling standards and requirements. In addition, various states regulate these products by enforcing federal and state standards of identity for selected products, grading products, inspecting production facilities and imposing their own labeling requirements.

The Food Quality Protection Act ("FQPA") established a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under the FQPA, the EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in certain of our products that are sold through our H&G business continue to be evaluated by the EPA as part of this program. It is possible that the EPA or a third-party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. We cannot predict the outcome or the severity of the effect of the EPA's continuing evaluations of active ingredients used in our products.

In addition, the use of certain pesticide products that are sold through our H&G business may, among other things, be regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may require that only certified or professional users apply the product, that users post notices on properties where products have been or will be applied or that certain ingredients may not be used. Compliance with such public health regulations could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

The U.S. Toxic Substances Control Act ("TSCA") was amended in 2016, and the EPA is currently evaluating additional chemicals for regulation under that amended law. Certain of our products may be manufactured using chemicals or other ingredients that may be subject to regulation under current TSCA regulations, and other chemicals or ingredients may be regulated under the law in the future. We do not expect that compliance with current or future TSCA regulations will cause us to incur expenditures that are material to our business, financial condition or results of operations; however, it is possible that our future liability could be material.

The fish sold under the GloFish brand can be classified as an intragenic or transgenic species due to the addition of their bioluminescent genes, which means the FDA has the authority to regulate as the luminescence is caused by intentionally altered genomic DNA. Additional regulatory agencies, including the EPA, as well as agencies in U.S. and foreign states have authority to regulate these types of species. It is possible that the EPA, FDA, another U.S. federal agency, a U.S. state, or a foreign agency could in the future seek to exercise authority over the distribution and/or sale of GloFish brand fish. We will continue to monitor the development of any regulations that might apply to our bioluminescent fish.

Certain of our products may be regulated under programs within the U.S., Canada, or in other countries that may require that those products and the associated product packaging be recycled or managed for disposal through a designated recycling program. Some programs are funded through assessment of a fee on the manufacturer and suppliers, including the Company. We do not expect that such programs will cause us to incur expenditures that are material to our business, financial condition or results of operations; however, it is possible that our future liability could be material.

Any failure to comply with these laws or regulations, or the terms of applicable environmental permits, could result in us incurring substantial costs, including fines, penalties and other civil and criminal sanctions or the prohibition of sales of our pest control products. Environmental law requirements and the enforcement thereof, change frequently, have tended to become more stringent over time and could require us to incur significant expenses.

Most federal, state and local authorities require certification by Underwriters Laboratory, Inc. ("UL"), an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing electrical appliances. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our products may not meet the specifications required by these authorities. A determination that any of our products are not in compliance with these rules and regulations could result in the imposition of fines or an award of damages to private litigants.

Public perceptions that some of the products we produce and market are not safe could adversely affect us.

On occasion, customers have alleged that some products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that any of our products are not safe, whether justified or not, could impair our reputation, damage our brand names and have a material adverse effect on our business, financial condition and results of operations. In addition, we rely on certain third-party trademarks, brand names and logos of which we do not have exclusive use of. Public perception that any such third-party trademarks, brand names and logos used by us are not safe, whether justified or not, could have a material adverse effect on our business, financial condition and results of operations.

We have in our past recorded substantial impairment charges relating to indefinite-lived intangible assets. If our indefinite-lived intangible assets or other long-term assets become impaired, we will be required to record additional impairment charges, which may be significant.

A significant portion of our long-term assets have historically consisted of goodwill, other indefinite-lived intangible assets and finite-lived intangible assets recorded as a result of past acquisitions as well as through fresh start reporting. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on a periodic basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We consider whether circumstances or conditions exist which suggest that the carrying value of our goodwill and other long-lived intangible assets might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of each of the individual assets exceeds its fair value. If analysis indicates that an individual asset's carrying value does exceed its fair value, the next step is to record a loss equal to the excess of the individual asset's carrying value over its fair value.

The analysis required by GAAP entails significant amounts of judgment and subjectivity. Events and changes in circumstances that may indicate that there may be an impairment include, but are not limited to: strategic decisions to exit a business or dispose of an asset made in response to changes in economic, political and competitive conditions; the impact of the economic environment on the customer base and on broad market conditions that drive valuation considerations by market participants; our internal expectations with regard to future revenue growth and the assumptions we make when performing impairment reviews; a significant decrease in the market price of our assets; a significant adverse change in the extent or manner in which our assets are used; a significant adverse change in legal factors or the business climate that could affect our assets; an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset; and significant changes in the cash flows associated with an asset. As a result of such circumstances, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill, indefinite-lived intangible assets or other long-term assets is determined. Any such impairment charges could have a material adverse effect on our business, financial condition and operating results. See *Note 8 – Goodwill and Intangible Assets* in the *Notes to the Consolidated Financial Statements* for further detail.

The successful execution of our operational efficiency and multi-year restructuring initiatives are important to the long-term growth of our business.

We continue to engage in targeted restructuring initiatives to align our business operations in response to current and anticipated future market conditions and investment strategy. We will evaluate opportunities for additional initiatives to restructure or reorganize the business across our operating segments and functions with a focus on areas of strategic growth and optimizing operational efficiency. Significant risks associated with these actions may impair our ability to achieve the anticipated cost reduction or may disrupt our business including delays in shipping, implementation of workforce, redundant costs, and failure to meet operational targets. In addition, our ability to achieve the anticipated cost savings and other benefits from these actions within the expected timeframe is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, experience delays, or if other unforeseen events occur, our business and results of operation could be adversely affected. Refer to *Note 4 - Exit and Disposal Activities* in the *Notes to the Consolidated Financial Statements* for additional detail over restructuring related activity.

Risks Related to our Common Stock

Our Restated Bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Restated Bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our Amended and Restated Certificate of Incorporation or our Restated Bylaws, any action to interpret, apply, enforce, or determine the validity of our Amended and Restated Certificate of Incorporation or our Restated Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Restated Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Certain provisions of our Amended and Restated Certificate of Incorporation, Restated Bylaws, and of the Delaware General Corporation Law (the "DGCL") have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder's best interests.

Certain provisions of our Amended and Restated Certificate of Incorporation and Restated Bylaws and the DGCL may have the effect of delaying or preventing changes in control if our Board of Directors determines that such changes in control are not in the best interests of the Company and its stockholders. Such provisions include, among other things, those that:

- authorize the Board of Directors to issue preferred shares and to determine the terms, including the number of shares, voting powers, redemption provisions, dividend rates, liquidation preferences and conversion rights, of those shares, without stockholder approval;

- permit the removal of directors by the stockholders only for cause and then only by the affirmative vote of a majority of the outstanding shares of our common stock;

- opt in to Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a "business combination" with any interested stockholder (generally speaking a stockholder who holds 15% or more of our voting stock) for three years from the date such stockholder becomes an interested stockholder unless certain conditions are met; and

- subject to certain exceptions, prohibit any person from acquiring shares of our common stock if such person is, or would become as a result of the acquisition, a "Substantial Holder" (as defined in our Amended and Restated Certificate of Incorporation).

These provisions may frustrate or prevent attempts by stockholders to cause a change in control of the Company or to replace members of its Board of Directors.

The market price of the Company's common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

Our stock price has been highly volatile. From October 1, 2024 through September 30, 2025, the closing sale price of our common stock has been as low as $50.31 per share and as high as $94.48 per share. Many factors, including some we may be unable to control, may influence the price of the common stock including, without limitation, the following:

- loss of any of our key customers or suppliers, including our B+D licensing agreement with Stanley Black+Decker;

- additions or departures of key personnel;

- sales of common stock;

- our ability to execute our business plan;

- announcements and consummations of business acquisitions and divestitures;

- operating results that fall below expectations;

- amount and terms of borrowings with debtors and net leverage provisions;

- additional issuances of common stock;

- low volume of sales due to concentrated ownership of common stock;

- intellectual property disputes;

- industry developments;

- economic and other external factors; and

- period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company's common stock. You should also be aware that price volatility might be worse if the trading volume of shares of the common stock is low.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy.

We have developed and implemented an enterprise-wide cybersecurity program designed to provide a structured and thorough cybersecurity risk management system and governance structure to assess, identify, and manage material risks from cybersecurity threats. The Company considers the following factors, among others, to assess whether adequate protections are in place to address risks from known and anticipated cybersecurity threats: likelihood and severity of risk, impact on the Company and others, including retail customers, suppliers, consumers, and/or employees, if a risk materializes; feasibility and cost of controls; and impact of controls on our operations.

Our cybersecurity program is aligned with various frameworks for managing cybersecurity risks, such as the National Institute of Standards and Technology Cyber Security Framework for IT systems and International Electrotechnical Commission 62443 which governs cybersecurity for Industrial Control Systems. Our cybersecurity program prioritizes, among other things, prevention of unauthorized access; protection of sensitive information; detection, assessment, and response to cyber threats; and continuous improvements to our cybersecurity measures. We seek to achieve our cybersecurity program priorities through a multi-pronged and -tiered approach to address cyber threats and incidents that includes implementation of various industry best practices, proactive monitoring of our IT systems, ongoing employee training, and regular risk assessments. We also maintain cyber insurance coverage to help mitigate a portion of the potential costs in the event of covered events.

As part of the cybersecurity risk management program, the Company utilizes cybersecurity assessors, consultants, auditors, and other third parties to assist the internal team with network security, cloud security, endpoint security, data loss prevention, and security information and event management. In addition, the Company utilizes a variety of third-party technology, information systems, and service providers to help identify, isolate, and mitigate security incidents. The Information Security team retains external cybersecurity firms to review and provide feedback on improving our cybersecurity program, including in the areas of data protection, threat and vulnerability management, and end-point protection. Tabletop exercises are conducted to prepare for potential cyber incidents and assess preparedness and processes. Cybersecurity training is provided to users of the Company technology resources, regular simulated exercises are conducted to help recognize phishing emails and other social engineering tactics and provide various methods for users to report suspicious activity that may give rise to a cyber incident or threat. Significant results of such testing and reviews are communicated to our executive management team and our Audit Committee, as applicable, and are utilized in our cybersecurity program's continuous improvement process.

In response to the growing risks associated with third-party service providers, we have established review processes for assessing the technological and information security controls of our third-party suppliers to attempt to identify material cybersecurity risks associated with such providers, their IT systems, and their access to our IT systems that could significantly disrupt our operations. These processes encompass a range of measures, such as pre-engagement cybersecurity due diligence for providers who access our IT systems or information before their engagement, ongoing monitoring and evaluation of our providers, detailed examination of available System and Organization Controls attestation reports, and inclusion of relevant contractual provisions in our agreements with third-party service providers with respect to areas including cyber protections, notifications, auditing, and risk allocation.

To support incident response preparedness, the Company has developed a cybersecurity incident response plan and conducts an annual simulated incident exercise. The cybersecurity incident response plan addresses cybersecurity incidents that directly impact the Company or arise from the Company's use of third-party technology, information systems, and service providers. The Company also utilizes business continuity and disaster recovery plans to prepare for potential disruptions in technology that the Company relies upon. Further, the Company monitors novel and advanced cybersecurity threats and provides ongoing employee security awareness training.

Cybersecurity governance

Our Board of Directors oversees the management of risks inherent in the operation of our business, with a focus on the most significant risks that we face, including those related to cybersecurity. The Board of Directors has delegated oversight of cybersecurity, including privacy and information security, as well as enterprise risk management to the Audit Committee. In connection with that oversight responsibility, our Chief Information Officer ("CIO") provides the Audit Committee and the senior executive management team of the Company information and updates on a range of cybersecurity topics which may include our cybersecurity program and governance processes; cyber risk monitoring and management; the status of projects to strengthen our cybersecurity and privacy capabilities; recent significant incidents or threats impacting our operations, industry, or third-party suppliers; and the emerging threat landscape. Our head of Internal Audit also meets with our executive management team and the Audit Committee on a quarterly basis and reports on processes and activities, including applicable cyber risk management, pertinent to enterprise risk management.

Our enterprise-wide cybersecurity program is managed by a dedicated information security team, led by our CIO. Our CIO has more than 25 years of technology experience across various disciplines, including nearly 15 years of experience as a CISO in the financial, manufacturing, and the consumer packaged goods industries. He has led our global information security organization for almost four years. In addition to his employment experience in the cybersecurity field, our CIO has a Master of Computer Systems and a Bachelor's Degree in Accounting, and he has served on corporate and industry advisory boards related to cybersecurity, all of which have provided him with skills and experience to manage our global information security function. Our CIO regularly meets with other members of our executive team and provides relevant updates on our cybersecurity program.

Material Cybersecurity Risks, Threats & Incidents

We actively monitor the evolving cybersecurity and geopolitical landscapes that could result in new or increased cybersecurity threat. As a global company, we routinely experience the threat of a wide variety of cybersecurity incidents. In the last three (3) fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from non-material cybersecurity incidents were minimal. However, despite our significant cybersecurity protocols and governance, we cannot assure that we will not experience any such event in the future. Any security breach or other significant disruption involving our computer networks and related systems could cause substantial costs and other negative effects, including litigation, remediation costs, costs to deploy additional protection strategies, compromising of confidential information, and reputational damage adversely affecting investor confidence. Further, a penetration of our systems or a third-party's systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations. See *Item 1A. Risk Factors* for further details on risks related to potential breaches of our information technology systems.

Incident Response

A cybersecurity incident response plan is in place that is designed to provide a framework across all functions for a coordinated identification and response to security incidents. The plan specifies the process for identifying, validating, classifying, documenting, and responding to cybersecurity events as well as determining whether reporting of an event is appropriate under regulatory standards. The plan also includes a materiality assessment framework that sets forth procedures to support our assessment of whether a security incident is "material" under the federal securities laws. Internal reporting and escalation protocols are in place to ensure the involvement of the CIO, other senior executive leaders, and the Audit Committee, as appropriate. Under the plan, regular tabletop exercises are conducted to test preparedness and incident response processes and provide ongoing training.

ITEM 2.   PROPERTIES

Our principal executive office is in Middleton, Wisconsin. The Company owns and leases properties supporting our administrative, manufacturing and distribution operations in approximately 37 countries, with approximately 5 manufacturing facilities, 31 distribution centers and warehouse storage locations including facilities owned and operated by third-party logistics providers supporting product distribution, and approximately 56 office locations supporting sales and commercial operations, research labs and other administrative functions. We believe that our existing facilities are suitable and adequate for our present purposes and that the productive capacity in such facilities is substantially being utilized or we have plans to utilize it. The following lists our principal owned or leased facilities and related function or use.

Location	Function / Use	Owned / Leased	Size (Sqft)	Expiration
U.S. Locations				
Blacksburg, Virginia	Manufacturing Facility - GPC	Owned	208,000	n/a
Bridgeton, Missouri	Manufacturing Facility - GPC	Leased	153,300	2029
Earth City, Missouri	Administrative Offices and NA Shared Operations	Leased	112,000	2035
Edwardsville, Illinois	Distribution Center - GPC	Leased	1,017,800	2030
Edwardsville, Illinois	Distribution Center - H&G	Leased	1,057,800	2028
Middleton, Wisconsin	Administrative Offices and NA Shared Operations	Leased	252,100	2034
Noblesville, Indiana	Manufacturing Facility - GPC	Owned	382,200	n/a
Redlands, California	Distribution Center - HPC	Leased	984,000	2036
Vinita Park, Missouri	Manufacturing Facility - H&G	Leased	445,400	2030
Non-U.S. Locations				
Borgholzhausen, Germany	Distribution Center - GPC	Leased[1]	95,000	2026
Manchester, UK	Administrative Offices and EMEA Shared Operations	Owned	170,000	n/a
Melle, Germany	Manufacturing Facility - GPC	Owned	398,300	n/a
Mentone, Australia	Distribution Center - HPC	Leased	336,900	2027
Worksop, UK	Distribution Center - GPC	Leased[1]	128,500	2030
Nuremberg, Germany	Distribution Center - HPC	Leased[1]	242,100	2026
Wombourne, UK	Distribution Center - HPC	Leased	130,700	2030

[1] Location not directly leased by the Company but operated through agreements with third party logistics service providers.

ITEM 3.   LEGAL PROCEEDINGS

We have disclosed all matters of legal proceedings believed to have an adverse effect on our results of operations, financial condition, liquidity or cash flows in the notes to our consolidated financial statements. See *Note 19 - Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for additional detail.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5.   MARKET FOR THE REGISTRANTS' COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SBH's common stock trades on the New York Stock Exchange (the "NYSE") under the symbol "SPB."

As of November 11, 2025 there were approximately 963 holders of record based upon data provided by the transfer agent for the SBH's common stock. This number does not include the stockholders for whom shares are held in a "nominee" or "street" name.

Equity Plans

Equity based incentive and performance compensation awards provided to employees, directors, officers and consultants were issued pursuant to the following awards plans:

- Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Awards Plan as approved and amended by the stockholders.
- Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan, as approved and amended by stockholders.

The following is a summary of the authorized and available shares per the respective plans:

(number of shares, in millions)	Authorized	Available
Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Awards Plan	7.1	0.3
Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan	2.6	1.7

Refer to *Note 17 – Share Based Compensation* in the *Notes to our Consolidated Financial Statement* for additional information.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes the common stock repurchases for the three month period ended September 30, 2025:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Plan[1]	Approximate Dollar Value of Shares That May Yet Be Purchased
June 30, 2025 to July 27, 2025	190,743	$ 55.86	190,743	$ 104,876,380
July 28, 2025 to August 24, 2025	209,593	55.66	209,593	93,210,511
August 25, 2025 to September 30, 2025	313,158	54.21	313,158	76,234,107

---

[1] On May 20, 2024, the Company announced a $500 million (the "Maximum Amount") common stock repurchase program authorized by its Board of Directors, which is effective from May 20, 2204 until the earlier of the Maximum Amount being repurchased thereunder or the suspension, termination or replacement of the program by the Company's Board of Directors.

The repurchase of additional shares in the future will depend upon many factors, including the Company's financial condition, liquidity and legal requirements, and may use funds received from its divestitures to support the common stock repurchase program. See *Note 16 – Shareholders' Equity* in the *Notes to the Consolidated Financial Statements* for further detail.

Recent Sales of Unregistered Securities

None.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our Common Stock to the cumulative total return of the Russell 1000 Financial Index, the S&P 500 Household Products Index. The comparison below assumes that $100 was invested in the common stock of SBH from September 30, 2020 until September 30, 2025. The comparison is based upon the closing price of the common stock, as applicable, and assumes the reinvestment of all dividends, if any. The returns of each of the companies in our peer group are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. The stockholder return shown on the graph below is not necessarily indicative of future performance and will not make or endorse any predictions as to future stockholder returns.



Comparison of Cumulative Five Year Total Return

ITEM 6.   RESERVED.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion of the financial results, liquidity and other key items related to our performance and should be read in conjunction with our Consolidated Financial Statements and related notes in this Annual Report. Unless the context indicates otherwise, the terms the "Company," "we," "our" or "us" are used to refer to SBH and its subsidiaries, collectively.

Non-GAAP Measurements

Our consolidated results contain non-GAAP metrics such as organic net sales, Adjusted EBITDA and Adjusted EBITDA margin. While we believe organic net sales and Adjusted EBITDA are useful supplemental information, such adjusted results are not intended to replace our financial results in accordance with Accounting Principles Generally Accepted in the U.S. ("GAAP") and should be read in conjunction with those GAAP results.

Organic Net Sales. We define organic net sales as net sales excluding the effect of changes in foreign currency exchange rates and impact from acquisitions (where applicable). We believe this non-GAAP measure provides useful information to investors because it reflects regional and operating segment performance from our activities without the effect of changes in currency exchange rates and acquisitions. We use organic net sales as one measure to monitor and evaluate our regional and segment performance. Organic growth is calculated by comparing organic net sales to net sales in the prior year. The effect of changes in currency exchange rates is determined by translating the current period net sales using the currency exchange rates that were in effect during the prior comparative period. Net sales are attributed to the geographic regions based on the country of destination. We exclude net sales from acquired businesses in the current year for which there are no comparable sales in the prior period.

The following is a reconciliation of net sales to organic net sales of for the year ended September 30, 2025, compared to net sales for the year ended September 30, 2024.

Year Ended (in millions, except %)	Net Sales		Effect of Changes in Foreign Currency		Organic Net Sales		2024		Variance	
GPC	$	1,082.5	$	(9.2)	$	1,073.3	$	1,151.5	$ (78.2)	(6.8%)
H&G		572.8		—		572.8		578.6	(5.8)	(1.0%)
HPC		1,153.7		7.1		1,160.8		1,233.8	(73.0)	(5.9%)
Total	$	2,809.0	$	(2.1)	$	2,806.9	$	2,963.9	(157.0)	(5.3 %)

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and adjusted EBITDA margin are non-GAAP metrics used by management, which we believe are useful to investors to measure the operational strength and performance of our business. These metrics provide investors additional information about our operating profitability for certain non-cash items, non-routine items we do not expect to continue at the same level in the future, as well as other items not core to our continuing operations. By providing these measures, together with a reconciliation of the most directly comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives, as securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities, and they are regularly used by management and our Board of Directors for internal purposes in evaluating our business performance, making budgeting decisions, and comparing our performance against other peer companies using similar measures. They facilitate comparisons between peer companies since interest, taxes, depreciation, and amortization can differ greatly between organizations as a result of differing capital structures and tax strategies. Adjusted EBITDA is also used for determining compliance with the Company's debt covenants. See *Note 9 – Debt* in the *Notes to the Consolidated Financial Statements* for additional detail.

EBITDA is calculated by excluding the Company's income tax expense, interest expense, depreciation expense and amortization expense (from intangible assets) from net income from continuing operations. Adjusted EBITDA also excludes certain non-cash adjustments including share based compensation (see *Note 17 - Share Based Compensation* in the *Notes to the Consolidated Financial Statements* for further detail); impairment charges on property, plant and equipment, right of use lease assets, and goodwill and other intangible assets, (See *Note 7- Property, Plant and Equipment, Note 10 - Leases* and *Note 8 - Goodwill and Intangible Assets* in the *Notes to the Consolidated Financial Statements* for further detail, as applicable); gain or loss from the early extinguishment of debt (See *Note 9 - Debt* in the *Notes to the Consolidated Financial Statements* for further detail, as applicable); and purchase accounting adjustments recognized in income subsequent to an acquisition attributable to the step-up in value on assets acquired. Additionally, the Company will further recognize adjustments from adjusted EBITDA for other costs, gains and losses that are considered significant, non-recurring, or otherwise not supporting the continuing operations and revenue generating activity of the segment or Company, including but not limited to, exit and disposal activities, or incremental costs associated with strategic transactions, restructuring and optimization initiatives such as the acquisition or divestiture of a business, related integration or separation costs, or the development and implementation of strategies to optimize or restructure the Company and its operations. Adjusted EBITDA margin is adjusted EBITDA as a percentage of reported net sales.

The following is a reconciliation of net income from continuing operations to Adjusted EBITDA and Adjusted EBITDA margin for the years ended September 30, 2025 and 2024.

(in millions, except %)		2025		2024
Net income from continuing operations	$	100.2	$	99.3
Income tax (benefit) expense		(13.0)		64.3
Interest expense		30.0		58.5
Depreciation		56.4		57.3
Amortization		41.6		44.5
Share based compensation		20.5		17.5
Non-cash impairment charges		24.4		50.3
Non-cash purchase accounting adjustments		—		1.2
Gain from early extinguishment of debt		—		(2.6)
Exit and disposal costs		8.8		1.0
HHI separation costs[1]		1.5		3.9
HPC separation initiatives[1]		0.9		13.4
Global ERP transformation[1]		9.2		15.0
HPC product recall[2]		—		6.9
Representation and warranty insurance proceeds[3]		—		(65.0)
Litigation costs[4]		3.5		2.9
Other[5]		5.1		3.4
Adjusted EBITDA	$	289.1	$	371.8
Net sales	$	2,809.0	$	2,963.9
Net income from continuing operations margin		3.6 %		3.4 %
Adjusted EBITDA margin		10.3 %		12.5 %

---

[1] Incremental costs associated with strategic transactions, restructuring and optimization initiatives, including, but not limited to, the acquisition or divestiture of a business, related integration or separation costs, or the development and implementation of strategies to optimize or restructure operations. Refer to *Strategic Transactions, Restructuring and Optimization Initiatives* discussion within the *Business Overview* section for further detail.

[2] Incremental net costs from product recalls in the HPC segment. See *Note 19 - Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for further detail.

[3] Gain from the receipt of insurance proceeds on representation and warranty policies associated with the Tristar Business acquisition. See *Note 19 Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for further detail.

[4] Litigation costs primarily associated with the Tristar Business acquisition. See *Note 19 - Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for further detail.

[5] Other is attributable to (1) other project costs associated with distribution center transitions; (2) key executive severance costs; and (3) loss from the sale and deconsolidation of a Romania joint venture subsidiary during the year ended September 30, 2025, and the liquidation and deconsolidation of a Russia operating subsidiary during the year ended September 30, 2024.

Business Overview

The following section provides a general description of our business as well as recent developments for the years ended September 30, 2025 and 2024, which we believe are important to understanding our results of operations, our financial condition, and anticipated future trends. Refer to *Item 1 - Business* and *Note 1 - Description of Business* in the *Notes to the Consolidated Financial Statements* for an overview of our business. For a discussion of our fiscal 2023 results, please refer to *Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations* for the Company's Annual Report on Form 10-K for the year ended September 30, 2024, filed with the SEC on November 15, 2024.

Recent Developments

U.S. Tariffs and Global Macro-Economic Environment

The changes to U.S. trade policy with the introduction of incremental U.S. tariffs on imported goods, especially on Chinese imports, are expected to have a significant impact to our operations, increasing costs for sourced products, materials and components, and thus raising cost of goods sold and pressuring profit margins. To mitigate this, the Company has adjusted prices to pass on some costs to customers and is actively managing its supply chain and engaging suppliers to support cost sharing or expand supply chain diversification, which can further impact our ability to supply customers timely during periods of such transitions. With the incremental tariffs on Chinese imports announced in early April 2025, we had temporarily paused virtually all finished goods imports out of China. Following further amendments to the interim tariff rates in June 2025, we had subsequently reinstated our imports of finished goods without substantial risk to margin realization, but we have recognized some impact on near-term fulfillment and distribution as part of our operating results, which are considered short-term and non-recurring.

The changing tariff policies impact all segments to varying degrees, most significantly with the HPC segment as most all products supporting the U.S. business are imported from southeast Asia, with the majority coming from China. The HPC business has been actively pursuing sourcing alternatives and moving production to diversify its supply chain and more effectively manage risk. Over 60% of net sales in the HPC segment are driven through international markets and are not directly impacted by U.S. tariffs. During the year ended September 30, 2025, the HPC segment temporarily paused Chinese imports coming into the U.S., as such the U.S. business in the HPC segment was limited to its current and in-transit inventory, impacting operating results. As we have reinstated our supply chain to import product, the HPC business normalized its fulfillment and distribution by the end of the fiscal year.

The GPC business had certain aquatic equipment and chews & treats products that are sourced out of China, but has a higher degree of diversity within its product sourcing with major suppliers outside of China, which has allowed it to move production more swiftly to alternative supply. The GPC segment temporarily paused finished goods imports from China coming into the U.S., but were reinstated. GPC also manufactures aquatics nutrition products at its facility in EMEA and imports such products into the U.S., which are also subject to the enacted tariffs. The Company has predominantly mitigated the impact from tariffs primarily through pricing adjustments and cost management.

The H&G segment is predominantly manufactured and sold within the U.S. but will also be impacted by tariffs, to a lesser degree, with certain affected material costs and a small portfolio of products, such as baits, traps and mops, that are internationally sourced and are being evaluated for alternative sourcing strategies. Due to the limited impact on the H&G segment and seasonal supply for its products, the impact from tariffs will not substantially impact near term operating results, with anticipated impacts mitigated through pricing adjustments and vendor cost management.

We have intensified our focus on operational efficiencies by optimizing production processes, reducing waste, and leveraging technology to enhance productivity, aiming to offset cost increases and protect margins. With the most recent implemented tariff changes, there is an expected impact on operating results and we are closely monitoring impacts to our projections and forecasts. We have managed cash flow and secured our balance sheet to support the ongoing business through the evolving changes in U.S. trade policy and potential impacts to the global-macro economic environment. We are focused on supply chain diversification, operational efficiency, and strategic investments for sustaining growth and profitability amid trade uncertainties.

Strategic transactions, restructuring and optimization initiatives

We periodically evaluate and enter into strategic transactions that may result in the acquisition or divestiture of a business and develop or enter into restructuring and optimization initiatives to improve efficiencies and utilization to reduce costs, increase revenues and improve margins which impacts the comparability of the financial information of the consolidated group and or segments by incremental amounts attributable to such transactions and initiatives. Such changes and updates are inherently difficult and are made even more difficult by current global economic conditions. Our ability to achieve the anticipated cost savings and other benefits from such operating strategies may be affected by a number of other macro-economic factors, or inflation and increased interest rates, many of which are beyond our control. The following is a summary of incremental costs attributable to strategic transactions and business development costs that are considered as having a significant impact on the comparability of the financial results during the years ended September 30, 2025 and 2024, included as Selling, General & Administrative expense on the *Consolidated Statements of Income*:

(in millions)	2025	2024
HHI separation costs[1]	$ 1.5	$ 3.9
HPC separation initiatives[2]	0.9	13.4
Global ERP transformation[3]	9.2	15.0
Other project costs[4]	0.9	0.4
Total	$ 12.5	$ 32.7
Reported as:		
Selling, general & administrative	12.5	32.7

_____

[1] Costs attributable to the HHI separation consisting of costs to facilitate separation and transition of systems and processes subject to transition services agreements ("TSAs"), which closed effective June 2025. No further costs are anticipated to be incurred. See *Note 3 - Divestitures* in the *Notes to the Consolidated Financial Statements* for further discussion.

[2] Costs attributable to efforts to facilitate a strategic separation of the HPC segment either through a spin, merger or sale, consisting of legal and professional fees to facilitate transaction opportunities and diligence, consult on tax and compliance implications, legal entity restructurings, system and process segregation, carve-out financials and the confidential filing of a Form 10 registration statement in July 2024. The Company continues to assess potential strategic opportunities for a proposed HPC separation, as well as considerations within the macroeconomic environment that may affect the timing or ability to execute on such initiatives.

[3] Costs attributable to a multi-year transformation project to upgrade and implement our enterprise-wide operating systems to SAP S/4 HANA on a global basis, including project management and professional services for planning, design, and business process review that do not qualify as software configuration and implementation costs recognized as capital expenditures or deferred costs under applicable accounting principles. The Company has recently extended the project to include its HPC segment and anticipates costs to be incurred through further deployments through September 30, 2026.

[4] Other project costs are attributable to distribution center transitions.

Exit and Disposal Activity

The Company periodically recognizes exit and disposal costs primarily consisting of severance and contract termination costs that may be attributable to a reorganization or restructuring of the Company, cost savings initiatives, or in consideration of a recent strategic transaction. Such actions result in the recognition of costs to the Company that are considered incremental and not reflective of the continuing operating costs of the business and may impact the comparability of the consolidated company and its segments. See *Note 4 - Exit and Disposal Activities* in the *Notes to the Consolidated Financial Statements* for further discussion.

Refinancing Activity

The following financing activity has a significant impact on the comparability of financial results on the consolidated financial statements. See *Note 9 - Debt* in the *Notes to the Consolidated Financial Statements* for additional detail regarding debt and refinancing activity.

- On May 23, 2024, the Company completed its offering of $350.0 million principal amount of 3.375% Exchangeable Senior Notes due June 1, 2029 (the "Exchangeable Notes"), recognizing $11.8 million of fees and expenses which were capitalized as debt issuance costs and will be amortized over the term of the Exchangeable Notes.

- Concurrent with the issuance of the Exchangeable Notes during the year ended September 30, 2024, the Company completed a tender offer on the aggregate outstanding principal balance of the 4.00% Senior Notes due 2026 (the "2026 Notes"), the 5.00% Senior Notes due 2029, the 5.50% Senior Notes due 2030, and the 3.875% Senior Notes due 2031 (the "2031 Notes") (collectively, the "Tendered Notes") and redeemed the remaining outstanding principal balance of the 2026 Notes, resulting in the reduction of the principal debt balance of $1,174.4 million and recognition of a loss on early extinguishment of $2.2 million.

- During the year ended September 30, 2024, the Company repurchased outstanding bonds in the open market at a discount resulting in the recognition of a gain on extinguishment of 4.7 million.

Consolidated Results of Operations

The following section provides an analysis of our operations for the years ended September 30, 2025 and 2024. For a discussion of our fiscal 2023 results, please refer to *Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations* for the Company's Annual Report on Form 10-K for the year ended September 30, 2024 filed with the SEC on November 15, 2024.

The following is summarized consolidated results of operations for the years ended September 30, 2025 and 2024, respectively:

(in millions, except %)	2025	2024	Variance	
Net sales	$ 2,809.0	$ 2,963.9	$ (154.9)	(5.2)%
Gross profit	1,031.9	1,109.3	(77.4)	(7.0)%
Selling, general & administrative	882.6	953.4	(70.8)	(7.4)%
Impairment of intangible assets	16.6	45.2	(28.6)	(63.3)%
Impairment of property, plant and equipment and operating leases	7.8	5.1	2.7	52.9 %
Representation and warranty insurance proceeds	—	(65.0)	65.0	n/m
Interest expense	30.0	58.5	(28.5)	(48.7)%
Interest income	(4.2)	(57.5)	53.3	(92.7)%
Gain from early extinguishment of debt	—	(2.6)	2.6	n/m
Other non-operating expense, net	11.9	8.6	3.3	38.4 %
Income tax (benefit) expense	(13.0)	64.3	(77.3)	n/m
Net income from continuing operations	100.2	99.3	0.9	0.9 %
Income from discontinued operations, net of tax	0.2	25.5	(25.3)	(99.2)%
Net income	100.4	124.8	(24.4)	(19.6)%
n/m = not meaningful				

Net Sales. The following is a summary of net sales by segment for the years ended September 30, 2025 and 2024 and the principal components of changes in net sales for the respective periods:

(in millions, except %)	2025	2024	Variance	
GPC	$ 1,082.5	$ 1,151.5	$ (69.0)	(6.0)%
H&G	572.8	578.6	(5.8)	(1.0)%
HPC	1,153.7	1,233.8	(80.1)	(6.5)%
Net Sales	$ 2,809.0	$ 2,963.9	(154.9)	(5.2)%

Year Ended (in millions, except %)	GPC		H&G		HPC		Total	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Volume	$ (77.7)	(6.7)%	$ (12.7)	(2.2)%	$ (83.3)	(6.8)%	$ (173.7)	(5.9)%
Price	(0.5)	— %	6.9	1.2 %	10.3	0.8 %	16.7	0.6 %
Foreign Currency	9.2	0.8 %	—	— %	(7.1)	(0.6)%	2.1	0.1 %
Total	$ (69.0)	(6.0)%	$ (5.8)	(1.0)%	$ (80.1)	(6.5)%	$ (154.9)	(5.2)%
Organic	$ (78.2)	(6.8)%	$ (5.8)	(1.0)%	$ (73.0)	(5.9)%	$ (157.0)	(5.3)%

Refer to the *Segment Financial Data* section below for further discussion on net sales.

Gross Profit. The following is a summary of the gross profit and gross profit margin for the years ended September 30, 2025 and 2024, respectively, and the principal factors contributing to the change between periods.

(in millions, except %)	2025	2024	Variance	
Gross Profit	$ 1,031.9	$ 1,109.3	$ (77.4)	(7.0)%
Gross Profit Margin	36.7 %	37.4 %	(70) bps	

(in millions, except margin)	Gross Profit	Margin
Price	$ 16.7	30 bps
Mix	(26.1)	(90)bps
Volume	(61.9)	10 bps
Cost changes	(19.2)	(60)bps
Product recalls	6.0	20 bps
Foreign exchange rates	7.1	20 bps
Total	$ (77.4)	(70)bps

Gross profit and gross profit margin decreased primarily due to lower sales volumes, with a margin decrease attributable to inflationary costs and incremental tariffs in the second half of the fiscal year, unfavorable mix, offset by pricing adjustments, mostly in response to tariffs, with favorable foreign currency and prior year product recall costs.

Selling, General & Administrative. The following summarizes the selling, general & administrative costs for the years ended September 30, 2025 and 2024, respectively, including amounts as a percentage of net sales for each respective period.

Year Ended (in millions, except %)	2025	% of Net Sales	2024	% of Net Sales	Variance	
Sales, marketing & advertising	$ 323.6	11.5 %	$ 346.6	11.7 %	$ (23.0)	(6.6)%
Distribution	248.6	8.9 %	266.9	9.0 %	(18.3)	(6.9)%
General & administrative	266.0	9.5 %	278.1	9.4 %	(12.1)	(4.4)%
Research & development	23.2	0.8 %	28.1	0.9 %	(4.9)	(17.4)%
Strategic transaction, restructuring and optimization	21.2	0.8 %	33.7	1.1 %	(12.5)	(37.1)%
Total selling, general & administrative	$ 882.6	31.4 %	$ 953.4	32.2 %	(70.8)	(7.4)%

Sales, marketing & advertising decreased due to lower volumes and cost savings initiatives offset by higher costs on marketing and advertising initiatives in the first half of the fiscal year. Distribution costs decreased due to lower volumes plus cost reduction and optimization in our distribution operations and supply chain. General & administrative costs decreased due to lower overhead costs from cost improvement initiatives, partially offset by the expiration of transition service agreements associated with the HHI separation. See *Note 3 - Divestitures* in the *Notes to the Consolidated Financial Statements*. Research & development costs decreased due to cost savings initiatives. Strategic transaction, restructuring and optimization costs, including exit & disposal costs, decreased due to lower costs towards HPC separation initiatives and the expiration of transition service agreements associated with the HHI separation, offset by higher exit and disposal costs. See *Note 4 - Exit and Disposal Activities* in the *Notes to the Consolidated Financial Statements* for further discussion.

Impairment of Intangible Assets. During the year ended September 30, 2025, the Company recognized impairment charges primarily associated with its PowerXL® tradename in response to a triggering event. During the year ended September 30, 2024, the Company recognized impairment charges primarily associated with its Rejuvenate® and OmegaSea® tradenames in response to a triggering event. See *Note 8 - Goodwill and Intangible Assets* in the *Notes to the Consolidated Financial Statements* for further discussion.

Impairment of Property Plant and Equipment and Operating Leases. During the year ended September 30, 2025, the Company recognized an impairment charge on a finance lease for its offices in Middleton, WI. During the year ended September 30, 2024, the Company recognized an impairment charge on an operating lease asset for a HPC distribution center. See *Note 10 - Leases* in the *Notes to the Consolidated Financial Statements* for further discussion.

Representation and Warranty Insurance Proceeds. During the year ended September 30, 2024, the Company recognized a gain of $65.0 million from its representation and warranty insurance policy associated with the Tristar Business acquisition. See *Note 19 - Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for further discussion. There was no comparable activity during the year ended September 30, 2025.

Interest Expense. Interest expense decreased due to reduced debt borrowings during the year following previously discussed refinancing activity late in the prior year.

Interest Income. Interest income decreased due to lower balances in term deposits following the use of funds towards previously discussed refinancing activity in the prior year.

Gain From Early Extinguishment of Debt. During the year ended September 30, 2024, the Company recognized a net gain from extinguishment of debt associated with previously discussed refinancing activity. There was no comparable activity during the year ended September 30, 2025.

Other Non-Operating Expense, Net. Other non-operating expense, net increased primarily due to the changes in foreign currency transaction gains and losses.

Income Taxes. The effective tax rate was (14.9)% for the year ended September 30, 2025, compared to 39.3% for the year ended September 30, 2024. Our annual effective tax rate is significantly impacted by income earned outside the U.S. that is subject to U.S. tax including the U.S. tax on global intangible low taxed income, certain nondeductible expenses, state income taxes, and foreign rates that differ from the U.S. federal statutory rate as well as one time impacts from changes in valuation allowances and other deferred tax assets and liabilities. See *Note 15– Income Taxes* in the *Notes to the Consolidated Financial Statements*.

Income From Discontinued Operations. Income from discontinued operations primarily reflect changes to indemnifications associated with divested businesses. During the year ended September 30, 2025 gain from discontinued operations was due to settlement of previously accrued tax indemnifications including the lapse of certain statutes of limitations related to the previously accrued tax indemnifications. Income from discontinued operations during the year ended September 30, 2024 were attributable to a tax related indemnification settlement and reduction in previously accrued transaction related costs associated with the HHI separation. See *Note 3– Divestitures* in the *Notes to the Consolidated Financial Statements* for further detail.

Noncontrolling Interest. The net income attributable to noncontrolling interest reflects the share of the net income of our subsidiaries, which are not wholly-owned, attributable to the accounting interest. Such amount varies in relation to such a subsidiary's net income or loss for the period and the percentage interest not owned by the Company. During the year ended September 30, 2025, the Company sold its majority interest in a Romanian joint venture subsidiary resulting in the deconsolidation of the subsidiary and a loss on disposal. As of September 30, 2025, there are no further non-controlling interests recognized.

Segment Financial Data

This section provides an analysis of our results of reportable segments for the years ended September 30, 2025 and 2024. For a discussion of our fiscal 2023 results, please refer to *Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations* for the Company's Annual Report on Form 10-K for the year ended September 30, 2024 filed with the SEC on November 15, 2024.

Global Pet Care (GPC)

(in millions, except %)	2025	2024	Variance	
Net sales	$ 1,082.5	$ 1,151.5	$ (69.0)	(6.0) %
Adjusted EBITDA	195.1	216.1	(21.0)	(9.7 %)
Adjusted EBITDA margin	18.0 %	18.8 %	(80) bps	

Net sales decreased with a decrease in organic net sales of 6.8% excluding favorable foreign exchange impact of $9.2 million due to lower volumes primarily in NA due to overall category softness for both companion animal and aquatics, increased pressure from private label, supply disruption following temporary tariff volatility that resolved later in the second half of the fiscal year, and slower replenishment and reduced distribution within e-commerce attributable to tariff driven pricing negotiations. EMEA volumes increased with the expansion of the Good Boy® brand in continental Europe as well as new branding and product launches in dog and cat food, partially offset by some experienced lower consumer demand and market softness later in the year. Positive pricing was realized following tariff driven pricing adjustments in the second half of the fiscal year. Net sales in the prior year also benefited from the pull forward of sales in anticipation of the transition to S/4 HANA ERP implementation in NA. Adjusted EBITDA decreased and adjusted EBITDA margin decreased due to lower sales volume with inflationary costs and tariffs and unfavorable mix, partially offset by tariff related pricing adjustments, cost improvements and favorable foreign currency.

Home & Garden (H&G)

(in millions, except %)	2025	2024	Variance	
Net sales	$ 572.8	$ 578.6	$ (5.8)	(1.0 %)
Adjusted EBITDA	91.5	90.8	0.7	0.8 %
Adjusted EBITDA margin	16.0 %	15.7 %	30 bps	

Net sales decreased with higher volumes in the prior year across product categories, excluding outdoor controls, given the favorable weather trends in the prior year. Sales volumes for Repellents and Household control product categories decreased due to a delayed season driving slower retail sales and reduced replenishment whereas outdoor controls products such as Spectracide® increased volume despite the delayed season due to its strong market position, investment in brand-awareness and positioning with key retail partners. Cleaning product volumes decreased with slower category POS and lowered placement with retail partners resulting in decreased replenishment orders. Overall pricing positively impacted net sales with favorable trade variances. Adjusted EBITDA increased and adjusted EBITDA margin increased due to improved profitability on lower sales with favorable trade variances and cost improvements offsetting the higher investment in advertising, inflationary cost pressures and unfavorable mix.

Home & Personal Care (HPC)

(in millions, except %)	2025	2024	Variance	
Net sales	$ 1,153.7	$ 1,233.8	$ (80.1)	(6.5 %)
Adjusted EBITDA	56.7	75.3	(18.6)	(24.7 %)
Adjusted EBITDA margin	4.9 %	6.1 %	(120) bps	

Net sales decreased with a decrease in organic net sales of 5.9% excluding unfavorable foreign currency of $7.1 million primarily due to lower NA volumes for both product categories due to reduced distribution attributable to tariff driven pricing negotiations and supply disruptions following temporary tariff volatility that was resolved later in the second half of the fiscal year. EMEA sales volume decreased compared to the prior year with lower consumer category demand, reduction in traditional retail distribution and lower consumer confidence growth in e-commerce. Decreases were offset by LATAM sales volume growth through new product listings and distribution wins. Adjusted EBITDA decreased and adjusted EBITDA margin decreased due to reduced sales volumes with inflationary costs and tariffs, unfavorable mix, partially offset by pricing adjustments, cost savings initiatives, and favorable foreign currency.

Liquidity and Capital Resources

This section provides a discussion of our financial condition and an analysis of our cash flows for the years ended September 30, 2025 and 2024. For a discussion of our fiscal 2023 results, please refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* for the Company's Annual Report on Form 10-K for the year ended September 30, 2024 filed with the SEC on November 15, 2024. This section also provides a discussion of our contractual operations and other commercial commitments as well as our ability to fund future commitments and operating activities through sources of capital as of September 30, 2025.

The following is a summary of the Company's net cash flows from continuing operations for the years ended September 30, 2025 and 2024:

(in millions)	2025	2024
Operating activities	$ 204.1	$ 269.8
Investing activities	(37.7)	1,021.2
Financing activities	(401.2)	(1,578.2)

Cash flows from operating activities

Cash flows provided by operating activities for continuing operations decreased $65.7 million due to lower sales offset by improved operating spend and lower interest costs, with higher working capital realization primarily associated with improved collection and terms on receivables offset by higher costs attributable to incremental tariffs and inflationary costs.

Cash flows from investing activities

Cash flows used in investing activities for continuing operations decreased $1,058.9 million from cash provided by investing activities in the prior year due to the decreased short term investment activity from the reduction of term deposits following previously discussed funding of refinancing activity in the prior year.

Cash flows from financing activities

Cash flows used by financing activities for continuing operations decreased $1,177.0 million due to refinancing activity in the prior year and lower cash paid towards share repurchases activity. During the year ended September 30, 2025, the Company decreased cash dividend payments by $2.4 million due to the lower outstanding shares.

Liquidity Outlook

Our ability to generate cash flow from operating activities coupled with our expected ability to access the credit markets, enables us to execute our growth strategies and return value to our shareholders. Our ability to make principal and interest payments on borrowings under our debt agreements and our ability to fund planned capital expenditures will depend on the ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, regulatory and other conditions. Based upon our current and anticipated level of operations, existing cash balances, and availability under our credit facility, we expect cash flows from operations to be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. It is not unusual for our business to experience negative operating cash flow during the first quarter of the fiscal year due to the operating calendar with our customers and the seasonality of our working capital. Additionally, we believe the availability under our credit facility and access to capital markets are sufficient to achieve our longer-term strategic plans. As of September 30, 2025, the Company has total cash and cash equivalents of $123.6 million and borrowing availability of $492.3 million under our credit facility with a total liquidity of $615.9 million.

We maintain a capital structure that we believe provides us with sufficient access to credit markets. When combined with strong levels of cash flow from operations, our capital structure has provided the flexibility necessary to pursue strategic growth opportunities and return value to our shareholders. The Company's access to capital markets and financing costs may depend on the Company's credit ratings. None of the Company's current borrowings are subject to default or acceleration as a result of a downgrading of credit ratings, although a downgrade of the Company's credit ratings could increase fees and interest charges on future borrowings. As of September 30, 2025, we were in compliance with all covenants under the Credit Agreement and the indentures governing the 3.375% Notes, due June 1, 2029 and the 3.875% Notes, due March 15, 2031.

Short-term financing needs primarily consist of working capital requirements, capital spending, periodic principal and interest payments on our long-term debt, and initiatives to support restructuring, integration or other strategic projects. Long-term financing needs depend largely on potential growth opportunities including acquisition activity, repayment or refinancing of our long-term obligations, and share repurchase activity, amongst others. Our long-term liquidity may be influenced by our ability to borrow additional funds, renegotiate existing debt, and raise equity under terms that are favorable to us. We also have long-term obligations associated with defined benefit plans with expected minimum required contributions that are not considered significant to the consolidated group.

The Company has continued to repurchase shares of common stock as further detailed in *Note 16 – Shareholders' Equity* in the *Notes to the Consolidated Financial Statements*. We may, from time to time, seek to repurchase additional shares of our common stock and any further repurchase activity will be dependent on prevailing market conditions, liquidity requirements and other factors.

A portion of our cash balance is located outside the U.S. given our international operations. We manage our worldwide cash requirements centrally by reviewing available cash balances across our worldwide group and the cost effectiveness with which this cash can be accessed. We generally repatriate cash from non-U.S. subsidiaries, provided the cost of the repatriation is not considered material. The counterparties that hold our deposits consist of major financial institutions.

The majority of our business is not considered seasonal with a year round selling cycle that is overall consistent during the fiscal year with the exception of our H&G segment. H&G sales typically peak during the first six months of the calendar year (the Company's second and third fiscal quarters) due to customer seasonal purchasing patterns and the timing of promotional activity. This seasonality requires the Company to ship large quantities of products ahead of peak consumer buying season that can impact cash flow demands to meet manufacturing and inventory requirements earlier in the fiscal year, as well as extended credit terms and/or promotional discounts throughout the peak season.

From time to time the Company enters into factoring agreements and customers' supply chain financing arrangements to provide for the sale of certain trade receivables to unrelated third-party financial institutions. The factored receivables are accounted for as a sale without recourse, and the balance of the receivables sold are removed from the *Consolidated Balance Sheet* at the time of the sales transaction, with the proceeds received recognized as an operating cash flow. Amounts received from customers for factored receivables are recognized as a payable and remitted to the factor based upon terms of the factoring agreements. The Company has currently discontinued its receivable factoring activity but may factor receivables in the future which will be dependent on various factors. Additionally, the Company facilitates a voluntary supply chain financing program to provide certain of its suppliers with the opportunity to sell receivables due from the Company (the Company's payables) to an unrelated third-party financial institution under the sole discretion of the supplier and the participating financial institution. There are no guarantees provided by the Company or its subsidiaries and we do not enter into any agreements with the suppliers regarding their participation. The Company's responsibility is limited to payments on the original terms negotiated with its suppliers, regardless of whether the suppliers sell their receivables to the financial institution and continue to be recognized as Accounts Payable on the Company's *Consolidated Balance Sheet* with cash flow activity recognized as an operating cash flow. We do not believe the level of supplier based financing to be material.

Debt obligations

Our debt obligations, excluding finance leases, have varying maturity dates with no material outstanding principal payments due within the following 12 months. Refer to *Note 9 - Debt* in the *Notes to the Consolidated Financial Statements* for expiration dates and maturity schedules on outstanding debt obligations for the following 5 years and thereafter. In addition to the outstanding principal on our debt, we anticipate annual interest payments of approximately $26 million including unused fees associated with the Revolver Facility with interest of approximately $4 million attributable to finance leases. Interest on the notes is payable semi-annually in arrears and interest on borrowings under the Revolver Facility, if any, would be payable on various interest payment dates as provided in the Credit Agreement.

Lease obligations

The Company enters into leases primarily pertaining to real estate for manufacturing facilities, distribution centers, office space, warehouses, and various equipment including automobiles, machinery, computers, and office equipment, amongst others. Lease obligations with a term in excess of 12 months are recognized on the *Consolidated Statement of Financial Position*. See *Note 10 - Leases* of the *Notes to the Consolidated Financial Statement* for further detail, including maturity schedule on outstanding finance and operating lease obligations for the following 5 years and thereafter, including imputed interest not reflected on the *Consolidated Statements of Financial Position*, as well as additional disclosure on lease commitments that have not yet commenced and therefore not yet reflected as an obligation on the *Consolidated Statements of Financial Position*.

Employee benefit plan obligations

The Company and its subsidiaries are sponsors to various defined benefit pension plans covering some of its employees that provide post-employment benefits of stated amounts for each year of service, including non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are covered by local law or coordinated with government-sponsored plans. The Company's recognizes an actuarial determined unfunded projected benefit obligation, net fair value of dedicated plan assets. See *Note 14 - Employee Benefit Plans* in the *Notes to the Consolidated Financial Statements* for further detail including the projected payments on the outstanding obligation for the following 10 years. The Company anticipates that benefit obligations will be predominantly paid through dedicated plan assets. Future contributions to defined benefit plans are not expected to be material to the operations and cash flow for the Company.

Other commitments and obligations

Other commitments and obligations include an outstanding mandatory repatriation tax liability of $5.5 million that is payable in the next 12 months. Our *Consolidated Statements of Financial Position* also includes reserves for uncertain tax positions; however, it is not possible to predict or estimate the amount and timing of payments for uncertain tax positions and those liabilities have been excluded from the obligations above. The Company cannot reasonably predict the ultimate outcome of income tax audits currently in progress for certain of our companies. It is reasonably possible that during the next 12 months, some portion of our unrecognized tax benefits could be recognized. See *Note 15 – Income Taxes* in the *Notes to the Consolidated Financial Statements* for additional discussion.

The Company has other obligations associated with various contingent matters includes environmental remediation obligations, product liabilities and warranties, and product recalls. See *Note 19 - Commitments and Contingencies* in the *Notes to the Consolidated Financial Statements* for further discussion. The Company is a defendant in various litigation matters generally arising out of the ordinary course of business. Based on information currently available, the Company does not believe that any additional matters or proceedings presently pending will have a material adverse effect on its results of operations, financial condition, liquidity or cash flows.

Guarantor Statements

Spectrum Brands, Inc. ("SBI") has issued the 3.375% Notes, due June 1, 2029, under the 2029 Indenture and the 3.875% Exchangeable Notes, due March 15, 2031, under the 2031 Indentures, (collectively, the "Notes"). The Notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by Spectrum Brands Holdings, Inc., as parent guarantor, and SBI's domestic subsidiaries. The Notes and the related guarantees rank equally in right of payment with all of SBI and the guarantors' existing and future senior indebtedness and rank senior in right of payment to all of SBI and the guarantors' future indebtedness that expressively provide for its subordination to the Notes and the related guarantees. Non-guarantor subsidiaries primarily consist of SBI's foreign subsidiaries. See *Note 9 - Debt* for further detail.

The following financial information consists of summarized financial information of the Obligor, presented on a combined basis. The "Obligor" consists of the financial statements of SBI as the debt issuer, SBH as a parent guarantor, and the domestic subsidiaries of SBI as subsidiary guarantors. Intercompany balances and transactions between SBI and the guarantors have been eliminated. Investments in non-guarantor subsidiaries and the earnings or losses from those non-guarantor subsidiaries have been excluded.

(in millions)		2025
Statement of Operations Data		
Third party net sales	$	1,665.4
Intercompany net sales to non-guarantor subsidiaries		53.2
Net sales		1,718.5
Gross profit		613.1
Operating loss		(6.9)
Net income from continuing operations		197.9
Net income		198.1
Net income attributable to controlling interest		198.1
Statements of Financial Position Data		
Current assets	$	781.5
Noncurrent assets		4,963.7
Current liabilities		732.9
Noncurrent liabilities		865.9

The Obligor's amounts due from, due to the non-guarantor subsidiaries as of September 30, 2025, are as follows:

(in millions)		2025
Statement of Financial Position Data		
Current receivables from non-guarantor subsidiaries	$	119.8
Current note receivables from non-guarantor subsidiaries		20.8
Long-term note receivables from non-guarantor subsidiaries		—
Current payables to non-guarantor subsidiaries		81.2
Current debt with non-guarantor subsidiaries		376.5
Long-term debt with non-guarantor subsidiaries		1.8

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with GAAP and fairly present our financial position and results of operations. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its accounting estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances and evaluates its estimates on an ongoing basis. The following section identifies and summarizes those accounting policies considered by management to be the most critical to understanding the judgments that are involved in the preparation of our consolidated financial statements and the uncertainties that could impact our results of operations, financial position and cash flows. The application of these accounting policies requires judgment and use of assumptions as to future events and outcomes that are uncertain and, as a result, actual results could differ from these estimates. Refer to *Note 2 - Significant Accounting Policies and Practices* in the *Notes to the Consolidated Financial Statements* for all relevant accounting policies.

Goodwill, Intangible Assets and Other Long-Lived Assets

The Company's goodwill, intangible assets and tangible fixed assets are stated at historical cost, net of depreciation and amortization, less any provision for impairment. Intangible and tangible assets with determinable useful lives are amortized or depreciated on a straight-line basis over estimated useful lives. Refer to *Note 2 - Significant Accounting Policies and Practices* in the *Notes to the Consolidated Financial Statements* for more information about useful lives.

On an annual basis, during the fourth quarter of the fiscal year, or more frequently if triggering events occur, the Company tests for impairment of goodwill by either performing a qualitative assessment or quantitative test for some or all reporting units, with our reporting units being consistent to our operating segments. The Company periodically evaluates qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. In performing a qualitative assessment, the Company considers events and circumstances, including, but not limited to macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in market value, composition or carrying amount of a reporting unit's net asset, and considering change in the market price of the Company's common stock. If we determine that it is more likely than not the carrying value is greater than the fair value of a reporting unit after assessing the totality of facts and circumstances, a quantitative assessment is performed to determine the reporting unit fair value and measure the impairment. The estimated fair value represents the amount at which a reporting unit could be bought or sold in an arms-length transaction with a market participant. In estimating the fair value of the reporting unit, we use both an income approach and a market approach. The income approach is a discounted cash flows methodology, which requires us to estimate future revenues, expenses, and capital expenditures and make assumptions about our weighted average cost of capital, perpetuity growth rate, and an appropriate discount rate, among other variables. The market approach is a guideline public company method that assesses value of our reporting unit based upon market multiples derived from financial results of comparable companies. We test the aggregate estimated fair value of our reporting units by comparison to our total market capitalization, including both equity and debt capital, to assess reasonableness of internally generated valuations of our reporting units with the current perspective on market value based on the Company's total capitalization. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded for the difference between the fair value of the reporting unit goodwill and its carrying value. During the year ended September 30, 2025, the Company had no impairments of goodwill for any of its reporting units. See *Note 8 - Goodwill and Intangible Assets* in *Notes to the Consolidated Financial Statements* for further discussion.

The Company also has indefinite-lived intangible assets that consist of acquired tradenames which are tested for impairment by either performing a qualitative assessment or quantitative test on an annual basis, during the Company's fourth quarter, or more frequently if triggering events occur. The Company evaluates qualitative factors to determine whether it is more likely than not that the fair value of the indefinite lived intangible assets is less than its carrying amount. In performing a qualitative assessment, the Company considers events and circumstances including, but not limited to, macroeconomic conditions, industry and market conditions, cost factors, changes in strategy and overall financial performance. If we determine that it is more likely than not the carrying value is greater than the fair value of an indefinite lived intangible asset, a quantitative assessment is performed to determine the fair value and measure the impairment. The fair value of indefinite-lived intangible assets is determined using an income approach, the relief-from-royalty methodology, which requires us to make estimates and assumptions about future revenues, royalty rates, and an appropriate discount rate, among others. If the fair value is less than its carrying value, an impairment loss is recorded for the excess. During the year ended September 30, 2025, we recognized impairment charges primarily associated with the PowerXL® tradename to triggering events identified earlier in the fiscal year, and non-core brands as part of our annual impairment analysis in the fourth quarter. See *Note 8 - Goodwill and Intangible Assets* in the *Notes to the Consolidated Financial Statements* for further discussion.

The Company believes there is a potential risk of impairment primarily associated with the Rejuvenate® tradename, with a carrying cost of $24.0 million as of September 30, 2025, attributable to impairment charges in the prior year and the historic operating performance results which have limited its growth since acquisition. We do not anticipate that these assets will be subject to further impairment based upon our projections and forecasts used in evaluating the current market value but cannot guarantee that no future impairment will be realized. The risk of future impairment for the Rejuvenate® tradename is based upon the results realized during the year ended September 30, 2025, recent impairments on the respective tradenames and dependency upon the timing and realization of projected revenues and growth strategies.

The Company also reviews other definite-lived intangible assets, tangible fixed assets and operating lease assets for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset or asset group is being used, a history of operating or cash flow losses or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. If such indicators are present, the Company performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows expected to be generated by the asset or asset group did not exceed its carrying value. If impairment is determined to exist, any related impairment loss is calculated based on fair value. For the year ended September 30, 2025, the Company recognized an impairment on a right of use finance lease asset for office space in Middleton, WI. See *Note 10 - Leases* in the *Notes to the Consolidated Financial Statements* for further discussion.

A considerable amount of judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of each reporting unit and assets subject to impairment testing. The assessment for the impairment of goodwill, intangible assets and other long-lived assets requires the consideration of a significant level of judgment and subjectivity, including the use of prospective financial information, which may be impacted by changes in the economic environment, future strategic business decisions, political, legal or regulatory conditions, competitive or market risk factors not readily identifiable or present, or other changes that may negatively impact prospective revenue generation or cash flow. Such changes may not be determinable but could adversely impact the fair value of its reporting unit goodwill, intangible assets or other long-lived assets and increase the risk of impairment, particularly associated with those assets recently acquired through a business without generating excess value since the initial acquisition. The Company believes its judgments and assumptions are reasonable, but different assumptions could change the estimated fair value, increasing the risk of impairment and potentially additional impairment charges could be required. The Company is subject to financial statement risk in the event that business or economic conditions unexpectedly decline and impairment is realized.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

The Company assesses its income tax positions and records tax liabilities for all years subject to examination based upon management's evaluation of the facts and circumstances and information available for reporting. For those income tax positions where it is more likely than not that a tax benefit will be sustained upon conclusion of an examination, the Company has recorded a reserve based upon the largest amount of tax benefit having a cumulatively greater than 50% likelihood of being realized upon ultimate settlement with the applicable taxing authority assuming that it has full knowledge of all relevant information. For those income tax positions where it is more likely than not that a tax benefit will not be sustained, the Company did not recognize a tax benefit. As of September 30, 2025, the total amount of unrecognized tax benefits, including interest and penalties, that if not recognized would affect the effective tax rate in future periods was $112.5 million. Our effective tax rate includes the impact of income tax reserves and changes to those reserves when considered appropriate. A number of years may elapse before a particular matter for which we have established a reserve is finally resolved. Unfavorable settlement of any particular issue may require the use of cash or a reduction in our net operating loss carryforwards or tax credits. Favorable resolution would be recognized as a reduction to the effective rate in the year of resolution.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating losses, tax credit, and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company does not adjust its measurement for proposed future tax rate changes that have not yet been enacted into law. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and ongoing prudent and feasible tax planning strategies. We base these estimates on projections of future income, including tax planning strategies, in certain jurisdictions. Changes in industry conditions and other economic conditions may impact our ability to project future income. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period we make that determination.

As of September 30, 2025, we have U.S. federal net operating loss carryforwards ("NOLs") of $601.8 million, with a federal tax benefit of $126.4 million and future tax benefits related to state NOLs of $44.1 million. Our total valuation allowance for the tax benefit of deferred tax assets that may not be realized is $296.4 million at September 30, 2025. Of this amount, $193.4 million relates to U.S. net deferred tax assets and $103 million relates to foreign net deferred tax assets. We estimate that $123.2 million of valuation allowance related to domestic deferred tax assets cannot be released regardless of the amount of domestic operating income generated due to prior period ownership changes that limit the amount of NOLs and credits we can use.

As of September 30, 2025, we have provided no significant residual U.S. taxes on earnings not yet taxed in the U.S. As of September 30, 2025, we project $2.4 million of additional tax from non-U.S. withholding and other taxes expected to be incurred on repatriation of foreign earnings.

See *Note 15 - Income Taxes* in the *Notes to the Consolidated Financial Statements* elsewhere included in this Annual Report.

New Accounting Pronouncements

See *Note 2 – Significant Accounting Policies and Practices* in the *Notes to the Consolidated Financial Statements* elsewhere included in this Annual Report for information about recent accounting pronouncements not yet adopted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

We have market risk exposure from changes in interest rates, foreign currency exchange rates, and commodity prices. When appropriate, we use derivative financial instruments to mitigate the risk from such exposures. Further discussion of our accounting policies for derivative financial instruments is included in *Note 11 – Derivatives* in the *Notes to the Consolidated Financial Statements*.

Interest Rate Risk

Borrowings on our Revolver Facility are subject to variable interest rates. If market interest rates increase, the interest rate on our variable rate debt will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. The general levels of SOFR, EURIBOR, CORRA and/or SONIA rates affect interest expense. As of September 30, 2025, there are no outstanding borrowings under the Revolver Facility and no additional substantive outstanding debt obligations subject to variable interest rates that would result in a substantive change to the expected cash flows or results of operations for hypothetical fluctuations in market interest rate.

Foreign Exchange Risk

We are subject to risk from sales and loans to and from our subsidiaries as well as sales to, purchases from and bank lines of credit with third-party customers, suppliers and creditors denominated in foreign currencies. Foreign currency sales and purchases are made primarily in Euro, Pounds Sterling, Mexican Pesos, Canadian Dollars, and Australian Dollars. We manage our foreign exchange exposure from such sales, accounts receivable, intercompany loans, firm purchase commitments, accounts payable and credit obligations through the use of naturally occurring offsetting positions (borrowing in local currency), forward foreign exchange contracts, foreign exchange rate swaps and foreign exchange options. The related amounts payable to, or receivable from, the contract counterparties are included in accounts payable or accounts receivable.

At September 30, 2025, we had $8.1 million equivalent of debt denominated in foreign currencies, primarily consisting of finance leases located in international territories and recognized within the functional currency of the residing country. Due to the low level of debt denominated in foreign currency, we do not believe there is a material risk of changes in expected cash flows or results of operations for hypothetical fluctuations in foreign currency associated with the foreign currency denominated debt.

We use derivative financial instruments to mitigate the risk of foreign currency exposures, as further discussed in *Note 11- Derivatives* in the *Notes to the Consolidated Financial statements.* At September 30, 2025, the potential change in fair value of outstanding foreign exchange derivative instruments, assuming a 10% unfavorable change in the underlying exchange rates, would be a loss of $69.2 million. The net impact on reported earnings, after including the effect of the change of the underlying foreign currency-denominated exposures, would be a net gain of $7.5 million.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required for this Item is included in this Annual Report on Form 10-K within Item 15, Exhibits, Financial Statements and Schedules, and is incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. An evaluation was performed under the supervision and participation of the Company's management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of September 30, 2025. Based on that evaluation, the Company's management, including the Principal Executive Officer and Principal Financial Officer, concluded that as of September 30, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in this Annual Report on Form 10-K was reported within the time periods specified by SEC rules and regulations, and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures.

Notwithstanding the foregoing, there can be no assurance that the Company's controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.

Management's Annual Report on Internal Control over Financial Reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only with proper authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. These inherent limitations are an intrinsic part of the financial reporting process. Therefore, although the Company's management is unable to eliminate this risk, it is possible to develop safeguards to reduce it. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, under the oversight of the principal executive and principal financial officers, and Board of Directors, conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)* (COSO 2013 Framework). Based on this assessment, management has concluded that its internal control over financial reporting was effective as of September 30, 2025, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The Company's internal control over financial reporting as of September 30, 2025, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report, which is included herein.

Changes in Internal Control Over Financial Reporting. The Company is undergoing a multi-year implementation of a new global enterprise resource planning ("ERP") system. During the year ended September 30, 2025, the Company implemented the new ERP system within its GPC and H&G businesses in North America along with some smaller less significant European operations, and also implemented a new consolidation system. The new ERP system replaced a legacy system in which a significant portion of our business transactions originated, were processed, or were recorded. As a result of these implementations, certain existing internal controls were modified or removed, and new internal controls and procedures were designed and implemented to align with the new ERP system. The new ERP system is intended to provide us with enhanced transactional processing, security, and management tools and is intended to enhance internal controls over financial reporting. The implementation in other business operations and global locations will continue over subsequent years. As the project continues, the Company continues to emphasize the maintenance of effective internal controls and assessment of the design and operating effectiveness of key control activities throughout development and deployment of each phase.

Except as described above, there have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a15(f) and 15d-15(f) under the Securities Exchange Act of 1934 as amended) that occurred during our fiscal fourth quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three month period ended September 30, 2025, none of our officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1" trading agreement.

Director Resignation

On November 17, 2025, Joan Chow, a member of the Board of Directors resigned from the Company's Board of Directors to spend more time with her family. Ms. Chow's departure was not due to any disagreement with the Company.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Items 401 and Item 407(c)(3) of Regulation S-K concerning the directors and executive officers of the Company is incorporated herein by reference to the disclosures which will be included in a subsequent amendment to the Form 10-K, which will be filed no later than 120 days after the end of the Company's fiscal year ended September 30, 2025.

Audit Committee and Audit Committee Financial Expert

The information required by Items 407(d)(4) and 407(d)(5) of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by Item 405 of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K.

Code of Ethics

We have adopted the Code of Ethics for the Principal Executive Officer and Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer and other senior finance organization employees. The Code of Ethics for the Principal Executive Officer and Senior Financial Officers is publicly available on our website at www.spectrumbrands.com under "Investor Relations—Corporate Governance." We intend to disclose amendments to, and, if applicable, waivers of, this code of ethics on that section of our website.

We have also adopted the Spectrum Brands Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Spectrum Brands Code of Business Conduct and Ethics is publicly available on our website at www.spectrumbrands.com under "Investor Relations—Corporate Governance." Any amendments to this code of ethics or any waiver of this code of ethics for executive officers or directors may be made only by our Board of Directors as a whole or our Audit Committee and will be promptly disclosed to our shareholders via that section of our website.

Insider Trading Policy

The information required by Item 408(b) of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K. We have adopted the Securities Holding and Trading Policy for Spectrum Brands Holdings, Inc. governing the purchase, sale and/or other dispositions of our securities by our directors, officers, employees or us, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards of the New York Stock Exchange. The foregoing summary of the Securities Holding and Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Holding and Trading Policy attached to this Annual Report as Exhibit 19.1 and incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Executive Compensation

The information required by Item 402 of Regulation S-K is incorporated herein by reference from the disclosures which will be included in a subsequent amendment to the Form 10-K.

Compensation Committee Interlocks and Insider Participation

The information required by Item 407(e)(4) of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K.

Report of the Compensation Committee of the Board of Directors

The information required by Item 407(e)(5) of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ownership of Common Shares of Spectrum Brands Holdings, Inc.

The information required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference from the disclosures which will be included in a subsequent amendment to the Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Review, Approval or Ratification of Transactions with Related Persons

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the disclosures which will be included in a subsequent amendment to the Form 10-K.

Director Independence

The information required by Item 407(a) of Regulation S-K is incorporated herein by reference from the disclosures which will be included in a subsequent amendment to the Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table summarizes the fees KPMG LLP, our independent registered public accounting firm, billed to the Company:

(in millions)	2025		2024	
Audit Fees	$	6.1	$	5.8
Audit-Related Fees		—		2.8
Tax Fees		—		—
All Other Fees		—		0.1
Total	$	6.1	$	8.7

In the above table, in accordance with the SEC's definition and rules, "Audit Fees" are fees paid to KPMG LLP for professional services for the audits of the Company, and our consolidated financial statements included in our Form 10-K and the review of our financial statements included in Forms 10-Q, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, such as issuance of comfort letters and statutory audits required for certain of our foreign subsidiaries. "Audit-Related Fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including the due diligence activities relating to mergers and acquisitions and the audit of standalone carve-out financial statements as required. "Tax Fees" are fees for tax compliance, tax advice, and tax planning. Such fees were attributable to services for tax compliance assistance and tax advice. "All Other Fees" are fees, if any, for any services not included in the first three categories.

Pre-Approval of Independent Auditors Services and Fees

The Audit Committee approved the audit services engagement performed by KPMG LLP for the year ended September 30, 2025. In accordance with the Audit Committee's Pre-Approval Policy, the Audit Committee has pre-approved other specified audit, or audit related services, provided that the fees incurred by KPMG LLP in connection with any individual engagement do not exceed $200,000 in any 12-month period. The Audit Committee must approve for an engagement by engagement basis any individual non-audit or tax engagement in any 12-month period. The Audit Committee has delegated to its Chairman the authority to pre-approve any other specific audit or specific non-audit service which was not previously pre-approved by the Audit Committee, provided that any decision of the Chairman to pre-approve other audit or non-audit services shall be presented to the Audit Committee at its next scheduled meeting.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES

(a)   The following documents are filed as part of or are included in this Annual Report on Form 10-K:

1.   The financial statements of Spectrum Brands Holdings, Inc. listed in the Index to Consolidated Financial Statements, filed as part of this Annual Report on Form 10-K.

2.   The exhibits listed in the Exhibit Index filed as part of this Annual Report on Form 10-K.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Spectrum Brands Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Spectrum Brands Holdings, Inc. and subsidiaries (the Company) as of September 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 18, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the Rejuvenate Tradename

As discussed in Note 2 to the consolidated financial statements, the Company assesses indefinite lived intangible assets for impairment at least annually. If the carrying value is more likely than not greater than the fair value of the indefinite lived intangible asset, a quantitative assessment is performed to determine the fair value and measure impairment. The fair value of indefinite lived intangible assets is determined using an income approach, specifically the relief-from-royalty methodology which requires estimates of future revenues, royalty rates, and the discount rate. As discussed in Note 8, the indefinite lived intangible asset balance, consisting primarily of tradenames, was $721.5 million as of September 30, 2025.

We identified the valuation of the Rejuvenate tradename as a critical audit matter. A high degree of challenging auditor judgment was required to evaluate the future revenues and discount rate used to estimate the fair value of the tradename. Specifically, the determination of (1) the discrete and long-term revenue growth rates used to estimate future revenues and (2) the discount rate included subjective determinations of future market and economic conditions. Changes to these assumptions could have a significant effect on the Company's assessment of the fair value of the Rejuvenate tradename. In addition, specialized skill and knowledge were needed to evaluate the long-term revenue growth rate and discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Rejuvenate tradename impairment process, including controls over the determination of discrete and long-term revenue growth rates and discount rate. We evaluated the Company's discrete revenue growth rate by comparing the rate for the tradename to the Company's historical revenue growth rate and industry analyst reports. We involved valuation professionals with specialized skill and knowledge, who assisted in evaluating the Company's long-term revenue growth rate and discount rate by:

- comparing the long-term revenue growth rate to long-term economic growth expectations using publicly available third-party data

- comparing the discount rate to discount rate ranges that were independently developed using publicly available market data for comparable entities

- performing a sensitivity analysis to assess the impact of possible changes to the discount rate.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.

Milwaukee, Wisconsin
November 18, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Spectrum Brands Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Spectrum Brands Holdings, Inc. and subsidiaries' (the Company) internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of September 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated November 18, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Milwaukee, Wisconsin
November 18, 2025

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Financial Position
September 30, 2025 and 2024
(in millions, except per share figures)

(in millions)		2025		2024
Assets				
Cash and cash equivalents	$	123.6	$	368.9
Trade receivables, net		521.7		635.4
Other receivables		50.9		70.7
Inventories		446.1		462.1
Prepaid expenses and other current assets		41.9		41.5
Total current assets		1,184.2		1,578.6
Property, plant and equipment, net		255.0		266.6
Operating lease assets		73.5		101.9
Deferred charges and other		62.5		39.9
Goodwill		866.8		864.9
Intangible assets, net		937.6		990.4
Total assets	$	3,379.6	$	3,842.3
Liabilities and Shareholders' Equity				
Current portion of long-term debt	$	11.7	$	9.4
Accounts payable		283.7		397.3
Accrued wages and salaries		50.2		78.8
Accrued interest		4.5		4.7
Income tax payable		21.2		25.0
Short-term operating lease liabilities		31.8		31.3
Other current liabilities		120.1		140.6
Total current liabilities		523.2		687.1
Long-term debt, net of current portion		556.2		551.4
Long-term operating lease liabilities		54.5		87.0
Deferred income taxes		136.6		170.8
Uncertain tax benefit obligation		180.3		171.5
Other long-term liabilities		19.1		32.8
Total liabilities	$	1,469.9	$	1,700.6
Commitments and contingencies (Note 19)				
Shareholders' equity				
Common stock, 0.01 par value; 200 million shares authorized; 53.8 million and 53.8 million shares issued, respectively.	$	0.5	$	0.5
Additional paid-in capital		1,998.1		1,988.1
Accumulated earnings		2,219.3		2,169.0
Accumulated other comprehensive loss, net of tax		(171.9)		(204.0)
Treasury stock, 30.0 million and 25.7 million shares, respectively		(2,136.3)		(1,812.7)
Total shareholders' equity		1,909.7		2,140.9
Non-controlling interest		—		0.8
Total equity		1,909.7		2,141.7
Total liabilities and equity	$	3,379.6	$	3,842.3

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Income
Years ended September 30, 2025, 2024 and 2023
(in millions, except per share figures)

(in millions, except per share)	2025	2024	2023
Net sales	$ 2,809.0	$ 2,963.9	$ 2,918.8
Cost of goods sold	1,777.1	1,854.6	1,994.5
Gross profit	1,031.9	1,109.3	924.3
Selling, general & administrative	882.6	953.4	888.8
Impairment of goodwill	—	—	111.1
Impairment of intangible assets	16.6	45.2	120.7
Impairment of property, plant and equipment and operating leases	7.8	5.1	10.8
Representation and warranty insurance proceeds	—	(65.0)	—
Gain from remeasurement of contingent consideration liability	—	—	(1.5)
Total operating expenses	907.0	938.7	1,129.9
Operating income	124.9	170.6	(205.6)
Interest expense	30.0	58.5	116.1
Interest income	(4.2)	(57.5)	(38.3)
(Gain) loss from early extinguishment of debt	—	(2.6)	3.0
Other non-operating expense, net	11.9	8.6	3.8
Income (loss) from continuing operations before income taxes	87.2	163.6	(290.2)
Income tax (benefit) expense	(13.0)	64.3	(56.5)
Net income (loss) from continuing operations	100.2	99.3	(233.7)
Income from discontinued operations, net of tax	0.2	25.5	2,035.6
Net income	100.4	124.8	1,801.9
Net income from continuing operations attributable to non-controlling interest	0.5	—	0.1
Income from discontinued operations attributable to non-controlling interest, net of tax	—	—	0.3
Net income attributable to controlling interest	$ 99.9	$ 124.8	$ 1,801.5
Amounts attributable to controlling interest			
Net income (loss) from continuing operations attributable to controlling interest	$ 99.7	$ 99.3	$ (233.8)
Income from discontinued operations attributable to controlling interest, net of tax	0.2	25.5	2,035.3
Net income attributable to controlling interest	$ 99.9	$ 124.8	$ 1,801.5
Earnings Per Share			
Basic earnings per share from continuing operations	$ 3.88	$ 3.28	$ (5.92)
Basic earnings per share from discontinued operations	—	0.84	51.57
Basic earnings per share	$ 3.88	$ 4.12	$ 45.65
Diluted earnings per share from continuing operations	$ 3.85	$ 3.26	$ (5.92)
Diluted earnings per share from discontinued operations	0.01	0.84	51.57
Diluted earnings per share	$ 3.86	$ 4.10	$ 45.65
Dividend per share	$ 1.88	$ 1.68	$ 1.68
Weighted Average Shares Outstanding			
Basic	25.7	30.3	39.5
Diluted	25.9	30.5	39.5

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Comprehensive Income
Years ended September 30, 2025, 2024 and 2023
(in millions)

(in millions)	2025	2024	2023
Net income	$ 100.4	$ 124.8	$ 1,801.9
Other comprehensive income			
Foreign currency translation gain			
Foreign currency translation gain	18.6	62.8	69.0
Unrealized loss from net investment hedge	—	(13.2)	(31.7)
Net reclassification for loss to income from continuing operations	1.0	2.4	—
Foreign currency translation gain before tax	19.6	52.0	37.3
Deferred tax effect	4.7	0.1	7.0
Foreign currency translation gain, net	24.3	52.1	44.3
Unrealized gain (loss) on derivative instruments			
Unrealized loss on derivative instruments before reclassification	(4.3)	(20.0)	(35.3)
Net reclassification for loss to income from continuing operations	7.9	15.2	12.2
Net reclassification for loss to income from discontinued operations	—	—	2.3
Unrealized gain (loss) on derivative instruments after reclassification	3.6	(4.8)	(20.8)
Deferred tax effect	(0.8)	1.2	5.4
Net unrealized gain (loss) on derivative instruments	2.8	(3.6)	(15.4)
Defined benefit pension gain (loss)			
Defined benefit pension gain (loss) before reclassification	5.7	(5.3)	(0.8)
Net reclassification for loss to income from continuing operations	2.0	1.0	0.8
Net reclassification for gain to income from discontinued operations	—	—	(0.1)
Defined benefit pension gain (loss) after reclassification	7.7	(4.3)	(0.1)
Deferred tax effect	(2.2)	1.3	(0.1)
Net defined benefit pension gain (loss)	5.5	(3.0)	(0.2)
Deconsolidation of discontinued operations	—	—	26.1
Net change to derive comprehensive income for the periods	32.6	45.5	54.8
Comprehensive income	133.0	170.3	1,856.7
Comprehensive income from continuing operations attributable to non-controlling interest	—	0.1	0.3
Deconsolidation from sale of subsidiary attributable to non-controlling interest	0.5	—	0.8
Comprehensive income attributable to controlling interest	$ 132.5	$ 170.2	$ 1,855.6

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Shareholders' Equity
Years ended September 30, 2025, 2024 and 2023
(in millions)

(in millions)	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity	Non-controlling Interest	Total Equity
Balance at September 30, 2022	40.8	$ 0.5	$ 2,032.5	$ 362.1	$ (303.1)	$ (828.8)	$ 1,263.2	$ 5.9	$ 1,269.1
Net (loss) income from continuing operations	—	—	—	(233.8)	—	—	(233.8)	0.1	(233.7)
Income from discontinued operations, net of tax	—	—	—	2,035.3	—	—	2,035.3	0.3	2,035.6
Sale and deconsolidation of assets held for sale	—	—	—	—	25.3	—	25.3	(5.9)	19.4
Other comprehensive income, net of tax	—	—	—	—	28.4	—	28.4	0.3	28.7
Treasury stock repurchases	(0.4)	—	—	—	—	(34.7)	(34.7)	—	(34.7)
Accelerated share repurchase	(5.3)	—	(100.0)	—	—	(400.0)	(500.0)	—	(500.0)
Excise tax on net share repurchases	—	—	—	—	—	(4.2)	(4.2)	—	(4.2)
Restricted stock issued and related tax withholdings	0.2	—	(30.3)	—	—	17.4	(12.9)	—	(12.9)
Share based compensation	—	—	18.6	—	—	—	18.6	—	18.6
Dividends declared	—	—	—	(67.6)	—	—	(67.6)	—	(67.6)
Balances at September 30, 2023	35.3	0.5	1,920.8	2,096.0	(249.4)	(1,250.3)	2,517.6	0.7	2,518.3
Net income from continuing operations	—	—	—	99.3	—	—	99.3	—	99.3
Income from discontinued operations, net of tax	—	—	—	25.5	—	—	25.5	—	25.5
Other comprehensive income, net of tax	—	—	—	—	45.4	—	45.4	0.1	45.5
Premium on capped call transactions, net of tax	—	—	(18.8)	—	—	—	(18.8)	—	(18.8)
Treasury stock repurchases	(6.1)	—	—	—	—	(482.7)	(482.7)	—	(482.7)
Accelerated share repurchase	(1.3)	—	83.2	—	—	(83.2)	—	—	—
Excise tax on net share repurchases	—	—	—	—	—	(5.6)	(5.6)	—	(5.6)
Restricted stock issued and related tax withholdings	0.1	—	(14.6)	—	—	9.1	(5.5)	—	(5.5)
Share based compensation	—	—	17.5	—	—	—	17.5	—	17.5
Dividends declared	—	—	—	(51.8)	—	—	(51.8)	—	(51.8)
Balances at September 30, 2024	28.0	0.5	1,988.1	2,169.0	(204.0)	(1,812.7)	2,140.9	0.8	2,141.7
Net income from continuing operations	—	—	—	99.7	—	—	99.7	0.5	100.2
Income from discontinued operations, net of tax	—	—	—	0.2	—	—	0.2	—	0.2
Deconsolidation of non-controlling interest from sale of subsidiary	—	—	—	—	—	—	—	(0.3)	(0.3)
Other comprehensive income, net of tax	—	—	—	—	32.1	—	32.1	0.5	32.6
Treasury stock repurchases	(4.4)	—	—	—	—	(326.4)	(326.4)	—	(326.4)
Excise tax on net share repurchases	—	—	—	—	—	(3.2)	(3.2)	—	(3.2)
Restricted stock issued and related tax withholdings	0.1	—	(10.5)	—	—	6.0	(4.5)	—	(4.5)
Share based compensation	—	—	20.5	—	—	—	20.5	—	20.5
Dividends declared	—	—	—	(49.6)	—	—	(49.6)	—	(49.6)
Dividends declared by non-controlling interest	—	—	—	—	—	—	—	(1.5)	(1.5)
Balances at September 30, 2025	23.7	$ 0.5	$ 1,998.1	$ 2,219.3	$ (171.9)	$ (2,136.3)	$ 1,909.7	$ —	$ 1,909.7

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Cash Flows
Years ended September 30, 2025, 2024 and 2023
(in millions)

(in millions)	2025	2024	2023
Cash flows from operating activities			
Net income	$ 100.4	$ 124.8	$ 1,801.9
Income from discontinued operations, net of tax	0.2	25.5	2,035.6
Net income (loss) from continuing operations	100.2	99.3	(233.7)
Adjustments to reconcile net income from continuing operations to net cash used by operating activities from continuing operations:			
Depreciation	56.4	57.3	48.9
Amortization	41.6	44.5	42.3
Share based compensation	20.5	17.5	17.2
Impairment of goodwill	—	—	111.1
Impairment of intangible assets	16.6	45.2	120.7
Impairment of property, plant and equipment and operating lease assets	7.8	5.1	10.8
Gain on sale of property, plant and equipment	—	—	(2.7)
Loss on sale of business	0.3	—	—
(Gain) loss on early extinguishment of debt	—	(2.7)	3.0
Amortization of debt issuance costs and debt discount	3.5	3.9	6.9
Non-cash purchase accounting adjustments	—	1.2	1.9
Gain from remeasurement of contingent consideration liability	—	—	(1.5)
Non-cash interest on short term investment	—	—	(11.3)
Deferred tax (benefit) expense	(59.2)	3.7	(182.8)
Net changes in operating assets and liabilities			
Receivables	131.4	(116.5)	(224.2)
Inventories	18.1	8.5	328.3
Prepaid expenses and other current assets	1.2	11.9	26.1
Accounts payable and accrued liabilities	(154.6)	55.6	(154.5)
Income tax and other	20.3	35.3	101.5
Net cash provided by operating activities from continuing operations	204.1	269.8	8.0
Net cash used by operating activities from discontinued operations	(0.5)	(107.2)	(417.7)
Net cash provided (used) by operating activities	203.6	162.6	(409.7)
Cash flows from investing activities			
Purchases of property, plant and equipment	(38.3)	(44.0)	(59.0)
Proceeds from disposal of property, plant and equipment	—	—	8.4
Proceeds from sale of business, net cash	0.7	(26.9)	4,334.7
Purchases of short term investments	—	(849.3)	(1,092.0)
Proceeds from sale of short term investments	—	1,941.3	—
Other investing activity	(0.1)	0.1	(0.2)
Net cash (used) provided by investing activities from continuing operations	(37.7)	1,021.2	3,191.9
Net cash used by investing activities from discontinued operations	—	—	(11.8)
Net cash (used) provided by investing activities	(37.7)	1,021.2	3,180.1

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Cash Flows
Years ended September 30, 2025, 2024 and 2023
(in millions)

(in millions)		2025		2024		2023
Cash flows from financing activities						
Payment of debt and debt premium	$	(10.8)	$	(1,349.3)	$	(1,646.8)
Proceeds from issuance of debt		—		350.0		—
Payment of debt issuance costs		(0.1)		(15.0)		(2.3)
Premium on capped call transactions		—		(25.2)		—
Dividends paid to shareholders		(48.2)		(50.6)		(66.5)
Dividends paid by subsidiary to non-controlling interest		(1.5)		—		—
Treasury stock purchases		(326.4)		(482.7)		(34.7)
Excise tax paid on net share repurchases		(9.7)		—		—
Accelerated share repurchase		—		—		(500.0)
Share based award tax withholding payments, net of proceeds upon vesting		(4.5)		(5.4)		(13.0)
Net cash used by financing activities from continuing operations		(401.2)		(1,578.2)		(2,263.3)
Net cash used by financing activities from discontinued operations		—		—		(0.8)
Net cash used by financing activities		(401.2)		(1,578.2)		(2,264.1)
Effect of exchange rate changes on cash and cash equivalents		(8.0)		11.0		3.7
Net change in cash, cash equivalents and restricted cash		(243.3)		(383.4)		510.0
Cash, cash equivalents, and restricted cash, beginning of period		370.5		753.9		243.9
Cash, cash equivalents, and restricted cash, end of period	$	127.2	$	370.5	$	753.9
Supplemental disclosure of cash flow information						
Cash paid for interest associated with continuing operations	$	26.4	$	71.0	$	123.1
Cash paid for interest associated with discontinued operations		—		—		45.3
Cash paid for taxes associated with continuing operations		44.9		31.4		25.5
Cash paid for taxes associated with discontinued operations		2.8		69.8		449.2
Non cash investing activities						
Acquisition of property, plant and equipment through finance leases		14.5		4.6		3.2
Non cash financing activities						
Non-cash excise tax on net share repurchases		3.2		5.6		4.2
Issuance of shares through stock compensation plan		9.7		14.0		32.6

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 1 - DESCRIPTION OF BUSINESS

The Company is a diversified global branded consumer products company managed in three product-focused segments: (i) Global Pet Care ("GPC"), (ii) Home and Garden ("H&G") and (iii) Home and Personal Care ("HPC"). The Company manufactures, markets and/or distributes its products globally across regions including North America ("NA"), Europe, Middle East & Africa ("EMEA"), Latin America ("LATAM") and Asia-Pacific ("APAC") regions through a variety of trade channels, including retailers, wholesalers and distributors. We enjoy strong name recognition under various brands and patented technologies across multiple product categories. Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each segment is responsible for implementing the defined strategic initiatives and achieving certain financial objectives and has a business unit president responsible for sales and marketing initiatives and the financial results for all product lines within the segment. The segments are supported through center-led shared service operations and enabling functions consisting of finance and accounting, information technology, legal, human resources, supply chain, and commercial operations. See *Note 20 – Segment Information* for more information pertaining to segments of continuing operations. The following is an overview of the consolidated business, by segment, summarizing product categories and brands:

Segment	Products	Brands
GPC	*Companion Animal:* Rawhide chews, dog and cat clean-up, training, health and grooming products, small animal food and care products, and rawhide-free dog and cat treats, and *Dog and Cat Food:* Wet and dry pet food for dogs and cats. *Aquatics:* Consumer and commercial aquarium kits, stand-alone tanks; aquatics equipment such as filtration systems, heaters and pumps; and aquatics consumables such as fish food, water management and care.	*Companion Animal:* Good'n'Fun®, DreamBone®, Good Boy®, Nature's Miracle®, SmartBones®, FURminator®, Wild Harvest™, Dingo®, 8IN1® (8-in-1), Better Belly®, and Meowee!®. *Dog and Cat Food:* Eukanuba® (Europe only), IAMS® (Europe only). *Aquatics:* Tetra®, Marineland®, GloFish®, Instant Ocean®, and OmegaSea®.
H&G	*Household:* Household pest control solutions such as spider and scorpion killers; ant and roach killers; flying insect killers; insect foggers; wasp and hornet killers; and bedbug, flea and tick control products. *Controls:* Outdoor insect and weed control solutions, and animal repellents such as aerosols, granules, and ready-to-use sprays or hose-end ready-to-sprays. *Repellents:* Personal use pesticides and insect repellent products, including aerosols, lotions, pump sprays and wipes, yard sprays and citronella candles. *Cleaning:* Household surface cleaning, maintenance, and restoration products, including bottled liquids, mops, wipes and markers.	*Household:* Hot Shot®, Black Flag®. *Controls:* Spectracide®, Liquid Fence®, Garden Safe®, and EcoLogic®. *Repellents:* Cutter® and Repel®. *Cleaning:* Rejuvenate®.
HPC	*Kitchen & Home Appliances:* Small kitchen appliances including toaster ovens, coffeemakers, slow cookers, air fryers, blenders, hand mixers, grills, food processors, juicers, toasters, irons, kettles, and bread makers, cookware, and cookbooks. *Personal Care:* Hair dryers, flat irons and straighteners, rotary and foil electric shavers, personal groomers, mustache and beard trimmers, body groomers, nose and ear trimmers, women's shavers, and haircut kits.	*Kitchen & Home Appliances:* Black+Decker®, Russell Hobbs®, Emeril Legasse®, PowerXL®, Goerge Forman®, Copper Chef ®, Breadman®, and Juiceman®. *Personal Care:* Remington®.

All brands and tradenames are owned by the Company, with the exception of Black+Decker® ("B+D") and Emeril Legasse® ("Emeril") which are subject to trademark license agreements. The B+D brand is subject to a trademark license agreement with the license holder, Stanley Black+Decker, pursuant to which we license the brand in NA and LATAM for certain designated products types of home appliances for a fee based on a percentage of sales, subject to minimum annual royalty payments, maximum annual return rates and promotional spending commitments, and having an expiration of December 31, 2027 with two subsequent four-year renewal rights each based upon meeting certain sales metrics, with minimum royalty subject to adjustment for each renewal period, potentially extending the total contract term to December 31, 2035. See *Note 5 – Revenue Recognition and Receivables* for concentration of sales exceeding 10% of sales from B+D product sales. The Emeril brand is subject to a trademark license agreement with the license holder, Martha Stewart Living Omnimedia, Inc., pursuant to which we license the brand within NA, Mexico, Australia, and the United Kingdom for certain designated product types of home appliances for a fee based on a percentage of sales, expiring on December 31, 2027. Sales subject to the Emeril license do not have a concentration greater than 10% of consolidated or segments sales. We own the right to use the Remington® trademark for personal care products through the terms of an agreement between a wholly-owned subsidiary of the Company, Remington Products, LLC, and a separate third party, Remington Arms Company, Inc., which provides shared use of the trademark on products not considered "principal products of interest" for either company.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Principles of Consolidation and Fiscal Year End

The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries and have been prepared in accordance with Accounting Principles Generally Accepted in the U.S. ("GAAP"). All intercompany transactions have been eliminated.

The Company's fiscal year ends September 30 and reports its results using fiscal quarters whereby each three-month quarterly reporting period is approximately thirteen weeks in length and ends on a Sunday. The exceptions are the first quarter, which begins on October 1, and the fourth quarter, which ends on September 30. For the year ended September 30, 2025, the fiscal quarters were comprised of the three months ended December 29, 2024, March 30, 2025, June 29, 2025, and September 30, 2025.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary instruments purchased with original maturities of three months or less from date of purchase to be cash equivalents.

Short-Term Investments

The Company determines the balance sheet classification of its investments at the time of purchase and evaluates the classification at each balance sheet date. Money market funds, certificates of deposit, and time deposits with original maturities of greater than three months but no more than twelve months from the date of purchase are carried at cost, which approximates fair value, and are recognized on the *Consolidated Statements of Financial Position* as short-term investments.

Restricted Cash

The Company may be required to maintain cash deposits or accounts that may be restricted under certain contractual agreements such as security deposits, escrows or other restricting requirements. Such restricted accounts are otherwise excluded from cash and cash equivalents and reflected as other current or non-current assets depending upon the requirements. As of September 30, 2025 and September 30, 2024, there was $3.6 million and $1.6 million of restricted cash, recognized as Deferred Charges and Other on the *Consolidated Statements of Financial Position*, primarily restricted for funding towards non-US retirement benefit obligations.

Receivables

Trade accounts receivable are carried at net realizable value. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history, but generally does not require collateral. The Company monitors its customers' credit and financial condition based on changing economic conditions and will make adjustments to credit policies as required. Provisions for losses on uncollectible trade receivables and doubtful accounts are determined based on ongoing evaluations of the Company's receivables, principally on the basis of historical collection experience and evaluations of the risks of nonpayment or return for a given customer, with an applicable reserve recognized as a reduction to Trade Receivables on the *Consolidated Statements of Financial Positions*. See *Note 5 - Revenue Recognition and Receivables* for further detail.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (FIFO) method. See *Note 6 - Inventory* for further detail.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Property, plant and equipment held under finance leases are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Such amortization is included in depreciation expense and recognized as Cost of Goods Sold or Selling, General & Administrative Expense in the *Consolidated Statements of Income* depending on the nature and use of the underlying asset. The Company uses accelerated depreciation methods for income tax purposes. Useful lives for property, plant and equipment are as follows:

Asset Type	Range
Buildings and improvements	20 - 40 years
Machinery, tooling and equipment	2 - 15 years
Computer software	3 - 5 years

Expenditures which substantially increase value or extend useful lives are capitalized with corresponding cash flows recognized as investing activity on the *Consolidated Statements of Cash Flows*. Expenditures for maintenance and repairs are charged to operations as incurred. The Company records gains and losses on the disposition or retirement of property, plant and equipment based on the net book value and any proceeds received.

Long-lived fixed assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. If such indicators are present, the Company performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows generated did not exceed the carrying value of the respective asset group. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See *Note 7 - Property, Plant and Equipment* for further detail.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Internal Use Software and Cloud Computing Arrangements

The costs incurred towards internal-use software development in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs incurred to develop internal-use software are capitalized and recognized as Property Plant and Equipment on the *Consolidated Statements of Financial Position*. Other costs associated with training and data conversion are generally expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the software. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the software that result in added functionality, in which case the costs are capitalized and depreciated on a straight-line basis over the estimated useful life of the software. See *Note 7 - Property, Plant and Equipment* for further detail. Corresponding cash flows attributable to the development of internal use software are recognized as investing activity on the *Consolidated Statements of Cash Flows*.

Costs incurred towards the implementation of cloud computing arrangements, including software-as-a-service ("SaaS"), or other similar SaaS type services, such as platform as a service, infrastructure as a service and other hosting arrangements where we do not take possession of the software and instead gain access to the software remotely, are accounted for consistent with internal-use software development. Unlike internal-use software development costs, the amounts capitalized are recognized as a deferred balance similar to a prepayment or other deferred assets. Amortization of such costs are calculated on a straight-line basis over the applicable term of such hosting arrangements, recognized as Selling, General & Administrative Expense on the *Consolidated Statements of Income* and not considered depreciation or amortization expense. If there is no software license provided by the contract, then the arrangement is considered a service contract and expensed as incurred. See *Note 7 - Property, Plant and Equipment* for further detail. Corresponding cash flows attributable to the implementation of cloud computing arrangements are recognized as operating activity on the *Consolidated Statements of Cash Flows*.

Goodwill

Goodwill reflects the excess of acquisition cost over the aggregate fair value assigned to identifiable net assets acquired. Goodwill is not amortized, but instead is assessed for impairment at least annually and as triggering events or indicators of potential impairment are identified. Goodwill has been assigned to reporting units for purposes of impairment testing based upon the relative fair value of the asset to each reporting unit. Our reporting units are consistent with our reportable segments. See *Note 20 - Segment Information* for further discussion.

Goodwill is tested for impairment in the fourth quarter of our fiscal year by either performing a qualitative assessment or a quantitative test for some, or all reporting units. The Company evaluates qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. In performing a qualitative assessment, the Company considers events and circumstances, including, but not limited to, macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in market value, composition or carrying amount of a reporting unit's net assets, and considering any changes in the market price of the Company's common stock. If the Company determines that it is more likely than not the carrying value is greater than the fair value of a reporting unit after assessing the totality of facts and circumstances, a quantitative assessment is performed to determine the reporting unit fair value and measure the impairment. If the Company determines that it is more likely than not the fair value is greater than the carrying amount, then a quantitative assessment is not required.

In estimating the fair value of our reporting units for a quantitative impairment assessment, we use both an income approach and a market approach. The income approach is a discounted cash flow methodology, which requires us to estimate future revenues, expenses, and capital expenditures and make assumptions about our weighted average cost of capital and perpetuity growth rate, among other variables. The market approach is a guideline public company method that assesses value of our reporting unit based upon market multiples derived from financial results of selected comparable companies. We test the aggregate estimated fair value of our reporting units by comparison to our total market capitalization, including both equity and debt capital. The fair value of each reporting unit is compared to its carrying value, including goodwill. If the fair value of a reporting unit is less than its carrying value, an impairment loss would be recognized equal to that excess; however, the loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. See *Note 8 - Goodwill and Intangible Assets* for further detail.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Intangible Assets

Intangible assets are recorded at cost or at estimated fair value if acquired in a business combination. Customer lists, proprietary technology and certain trade name intangible assets are amortized, using the straight-line method, over their estimated useful lives. The ranges of useful lives for definite-lived intangibles assets are as follows:

Asset Type	Range
Customer relationships	12 - 20 years
Technology assets	8 - 18 years
Tradenames	7 - 30 years

Definite-lived intangible assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of potential impairment are identified, the Company performs an undiscounted cash flow analysis to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows expected to be generated by the asset did not exceed the carrying value of the respective asset group. If impairment is determined to exist, any related impairment loss is calculated based on fair value.

Certain trade name intangible assets have an indefinite life and are not amortized, but instead are assessed for impairment at least annually, in the fourth quarter of our fiscal year by either performing a qualitative assessment or a quantitative test for some or all indefinite lived intangible assets. The Company evaluates qualitative factors to determine whether it is more likely than not that the fair value of the indefinite lived intangible assets is less than its carrying amount. In performing a qualitative assessment, the Company considers events and circumstances, including, but not limited to, macroeconomic conditions, industry and market conditions, cost factors, changes in strategy and overall financial performance. If the Company determines that it is more likely than not the carrying value is greater than the fair value of an indefinite lived intangible asset, a quantitative assessment is performed to determine the fair value and measure the impairment. If the Company determines that it is more likely than not the fair value is greater than the carrying amount, then a quantitative assessment is not required.

The quantitative impairment analysis of indefinite lived intangible assets compares the estimated fair value of the identified trade names to their carrying value to determine if impairment exists. If the fair value is less than the carrying value, an impairment loss is recorded for the excess. The fair value of indefinite-lived intangible assets is determined using an income approach, the relief-from-royalty methodology, which requires us to make estimates and assumptions about future revenues, royalty rates, and a discount rate, among others. See *Note 8 - Goodwill and Intangible Assets* for further detail.

Assets Held for Sale and Discontinued Operations

An asset, group of assets, or qualifying business are considered held for sale when they meet all the applicable criteria; including: (i) having the authority to sell, (ii) being available to sell in their present condition, (iii) having an active program to locate buyers, (iv) being actively marketed at current fair value, and (v) considered probable of selling within one year. Assessment for held for sale are performed at least quarterly or when events or changes in business circumstances indicate that a change in classification may be necessary.

Assets and liabilities of a qualifying business are excluded from the net assets of continuing operations, separated in a disposal group and classified as held for sale in the period in which the held for sale criteria was met. Corporate debt is not included as a component of the disposal group, regardless of repayment provisions, and only debt directly attributable to the divested operations may be included as held for sale. Assets and liabilities held for sale are recorded at the lower of its carrying amount or estimated fair value less expected cost to sell and any unrecognized other comprehensive loss. Assets held for sale do not experience any subsequent depreciation or amortization after being classified as held for sale and are reviewed for impairment at least quarterly. If the carrying amount of the disposal group exceeds the estimated fair value less cost to sell, a loss is recognized. If a business is classified as held for sale after the balance sheet date but before the financial statements are issued or are available to be issued, the business continues to be classified as held and used in those financial statements when issued or when available to be issued.

The Company reports the results of operations of a business as discontinued operations if a disposal represents a strategic shift that has, or will have, a major effect on an entity's operations and financial results when the business is sold and meets the criteria for being classified as held for sale. Assets and liabilities of a disposal group classified as held for sale and related to discontinued operations are presented as held for sale for all current and prior periods presented within the *Consolidated Statements of Financial Position*. The results of discontinued operations are reported in Income From Discontinued Operations, Net of Tax on the *Consolidated Statements of Income* for both current and prior periods commencing in the period in which the business meets the held for sale criteria, and includes any gain or loss recognized on closing, or adjustment of the carrying amount to fair value less cost to sell while being held for sale. Loss realized upon change of classification to held for sale is recognized as a loss to continuing operations. Income from discontinued operations includes only direct costs attributable to the divested business and excludes any indirect cost allocation associated with any shared or corporate led functions unless otherwise dedicated to the divested business. Transactions between the businesses held for sale and businesses held for use that are expected to continue to exist after the disposal are not eliminated to appropriately reflect the continuing operations and balances held for sale. Interest costs from corporate debt, excluding premium payments or loss on extinguishment of debt, may be included as a component of income from discontinued operations specifically attributable to interest from corporate debt that is obligated to be repaid following the completion of a divestiture; plus the allocation of interest cost from corporate debt not directly attributable to or related to other operations based on the ratio of net assets of the disposal group held for sale to the consolidated net assets plus consolidated debt, excluding debt assumed in transaction, required to be repaid, or directly attributable to other operations of the Company. Adjustments to discontinued operations subsequent to the completion of a transaction or disposition are generally attributable to contingencies and indemnifications directly related to the disposal transaction, operations of the discontinued operations, or settlement of obligations directly related to the disposal. Amounts within accumulated other comprehensive income directly associated with a divested business are not realized as a component of Income from Discontinued Operations until completion of the sale or disposition. See *Note 3 - Divestitures* for further detail.

Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense using the effective interest method over the lives of the related debt agreements. Debt issuance costs are included as a reduction to Long Term Debt, Net of Current Portion on the *Consolidated Statements of Financial Position*. Amortization of debt issuance costs is recognized as a component of Interest Expense in the *Consolidated Statements of Income*. See *Note 9 - Debt* for further detail.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Derivative Financial Instruments

Derivative financial instruments are used by the Company principally in the management of its foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative assets and liabilities are reported at fair value in the *Consolidated Statements of Financial Position*. When hedge accounting is elected at inception, the Company formally designates the financial instrument as a hedge of a specific underlying exposure and documents both the risk management objectives and strategies for undertaking the hedge. Depending on the nature of derivatives designated as hedging instruments, changes in fair value are either offset against the change in fair value of the hedged assets or liability through earnings, or recognized in equity through other comprehensive income until the hedged item is recognized. Derivative instruments that hedge the exposure to variability in expected future cash flows and are designated as cash flow hedges, and the entire change in the fair value of the hedging instrument is recorded as a component of Accumulated Other Comprehensive (Loss) Income ("AOCI") in Shareholders' Equity on the *Consolidated Statements of Financial Position*. Those amounts are subsequently reclassified to earnings in the same line item in the *Consolidated Statements of Income* as impacted by the hedge item when the hedged item affects earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. For derivatives that do not qualify for hedge accounting treatment, the change in the fair value is recognized in earnings. Cash flows attributable to derivative financial instruments are reflected as operating activity on the *Consolidated Statements of Cash Flows*. See *Note 11 - Derivatives* for further detail.

Treasury Stock

Treasury stock purchases are stated at average cost and presented as a separate reduction of equity. See *Note 16 - Shareholders' Equity* for further detail.

Noncontrolling Interest

Noncontrolling interest recognized in the consolidated equity of the Company is the minority interest ownership in equity of a consolidated subsidiary that is not attributable, directly or indirectly, to the parent company; and recognized separate from Shareholders' Equity in the *Consolidated Statements of Financial Position*. Income from a consolidated subsidiary with a minority interest ownership is allocated to the minority interest and considered attributable to the noncontrolling interest in the *Consolidated Statements of Income*.

Business Combinations and Acquisition Accounting

The Company accounts for acquisitions by applying the acquisition method of accounting when the transaction or event is considered a business combination, which requires that the assets acquired and liabilities assumed constitute a business. A defined business is generally an acquired group of assets with inputs and processes that make it capable of generating a return or economic benefit for the acquirer. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their fair values as of the closing date of the acquisition.

Revenue Recognition

Product Sales

Our customers mostly consist of retailers, wholesalers and distributors with the intention to sell and distribute to an end consumer. A portion of our business is also sold direct-to-consumer through online marketplaces, brand websites, and direct response television. The Company recognizes revenue from the sale of products upon transfer of control to the customer. For the majority of our product sales, the transfer of control is recognized when we ship the product from our facilities to the customer unless we retain title and risk of loss upon shipment and we arrange and paid for freight such that we retain physical possession and control during delivery. The Company does not assess whether promised goods or services are performance obligations if they are not material in the context of the contract with the customer.

Licensing Revenue

The Company may also license its brands to third-party sellers and manufacturers for the development, production, sales & distribution of products that are not directly managed or offered by the Company. The Company maintains all right of ownership of the intellectual property and contracts with its customer for the use of the intellectual property in their operations. Revenue derived from the right-to-access licenses is recognized using the over time revenue recognition method, applying the 'as-invoiced' practical expedient method at the amount we are able to bill using a time-elapsed measure of progress, taking into consideration any minimum guarantee provisions under the contract, as it appropriately depicts its performance of providing access to the Company's brands, trade names, logos, etc.

Other Revenue

Other revenue consists primarily of installation or maintenance services that are provided to certain customers in the GPC segment which are often associated with the sale of product but are also provided separately and are considered a distinct performance obligation separate from product sales.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Variable Consideration and Cash Paid to Customers

The Company measures revenue as the amount of consideration for which it expects to be entitled in exchange for transferring goods or providing services. Certain retailers or end customers may receive cash or non-cash incentives such as rebates, volume or trade discounts, cooperative advertising, price protection, coupons, and other customer-related programs, including service level penalties, which are accounted for as variable consideration. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of revenue recognized will not occur when the uncertainty is resolved. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current and forecasted) that is reasonably available. The estimated liability for sales discounts and other programs and allowances is calculated using the expected value method or most likely amount and recorded at the time of sale as a reduction of Net Sales on the *Consolidated Statements of Income* and reduction of trade receivables on the *Consolidated Statements of Financial Position*. The Company does not adjust the promised amount of consideration for the effects of a significant financing component, as the period between the transfer of a promised good or service to a customer and the customer's payment for the good or service is one year or less.

The Company generally expenses sales commissions and other contract and fulfillment costs when the amortization period is less than one year. The Company records these costs within Selling General & Administrative Expenses on the *Consolidated Statements of Income*. The Company may enter into various arrangements, primarily with retail customers, which require the Company to make upfront cash payments or provide permanent fixtures and displays to support and secure distribution through such customers. The Company defers the cost provided they are supported by a volume-based arrangement with a period of 12 months or longer and amortizes the associated payment on a straight line basis based upon historical assumptions and terms of the customer arrangement. Deferred costs are recognized as a contract asset and reported as Prepaid Expenses and Other Current Assets or Deferred Charges and Other in the *Consolidated Statements of Financial Position* depending on realization of costs and expected amortization. The costs are incorporated into the pricing of product sold and the related amortization is treated as a reduction in Net Sales on the *Consolidated Statements of Income*.

The Company excludes all sales taxes that are assessed by a governmental authority from the transaction price.

Product Returns

In the normal course of business, the Company may allow customers to return product per the provisions in a sale agreement. Estimated product returns are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience, adjusted for known trends, to arrive at the amount of consideration expected to be received. For the anticipated value of the returns, the Company will recognize a return liability in Other Current Liabilities on the *Consolidated Statements of Financial Position* and a separate return asset, when applicable, included in the Prepaid Expenses and Other Current Assets on the *Consolidated Statements of Financial Position*. See *Note 5 - Revenue Recognition and Receivables* for further discussion on product returns. Product returns do not include provisions for standard warranties provided to end-consumers of the Company's products, which are recognized as a component of the Cost of Goods Sold on the *Consolidated Statements of Income*. Costs and reserves associated with standard warranties are not material to the consolidated financial statements.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period is not material.

Shipping and Handling Costs

Shipping and handling costs include costs incurred with third-party carriers to transport products to customers and salaries and overhead costs related to activities to prepare the Company's products for shipment at the Company's distribution facilities. The Company accounts for shipping and handling activities, which occur after control of the related goods transfers, as fulfillment activities instead of assessing such activities as performance obligations. Shipping and handling costs were $248.6 million, $266.9 million and $272.6 million during the years ended September 30, 2025, 2024 and 2023, respectively, and are included in Selling, General & Administrative Expenses on the *Consolidated Statements of Income*.

Advertising Costs

Advertising costs include agency fees and other costs to create advertisements, as well as costs paid to third parties to print or broadcast the Company's advertisements, online marketplace advertisement and sponsorship agreements, which are expensed as incurred. Payments or costs may be deferred and expensed upon the initial period in which the advertisement is released or over a period of service per applicable terms and conditions. The Company incurred advertising costs of $87.7 million, $91.7 million and $59.1 million during the years ended September 30, 2025, 2024 and 2023, respectively, and are included in Selling, General & Administrative Expenses on the *Consolidated Statements of Income*.

Research and Development Costs

Research and development costs include internal personnel and third-party costs incurred towards the development of new products and product innovation and are expensed as incurred. The Company incurred research and development costs of $23.2 million, $28.1 million, $22.5 million during the years ended September 30, 2025, 2024 and 2023, respectively, and are included in Selling, General & Administrative Expenses on the *Consolidated Statements of Income*.

Environmental Expenditures

Environmental expenditures that relate to current operations or to conditions caused by past operations are expensed or capitalized as appropriate. The Company determines its liability for environmental matters on a site-by-site basis and records a liability at the time when it is probable that a liability has been incurred and such liability can be reasonably estimated. The estimated liability is not reduced for possible recoveries from insurance carriers. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when applicable and estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods. See *Note 19 - Commitments and Contingencies* for further discussion.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Exit and Disposal Costs

The Company regularly enters into initiatives that may include the recognition of exit or disposal costs. Exit or disposal costs include, but are not limited to, the costs of termination benefits, such as a one-time involuntary severance or retention bonuses, one-time contract termination costs (excluding leases), and other costs associated with non-termination type costs related to restructuring initiatives such as incremental costs for the sale or termination of a line of business, closure or consolidation of facilities, country or region, relocation of business activities and employees from one location to another, change in management structure, among others. Exit and disposal costs associated with manufacturing are recorded as Cost of Goods Sold on the *Consolidated Statements of Income* and exit and disposal costs associated with sales, marketing, distribution or other administrative functions are recorded as Selling, General & Administrative Expenses on the *Consolidated Statements of Income*.

Liabilities from exit and disposal costs are recorded for estimated costs of facility closures, significant organizational adjustments and measures undertaken by management to exit certain activities. Costs for such activities are estimated by management after evaluating detailed analyses of the costs to be incurred. Such liabilities could include amounts for items such as severance costs and related benefits, and other items directly related to the exit activities. Impairment of property and equipment and other assets as a result of a such initiatives is recognized as a reduction of the appropriate asset. See *Note 4 - Exit and Disposal Activities* for further detail.

Leases

The Company determines if an arrangement is a lease at inception, considering whether the contract conveys a right to control the use of the identified asset for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are included in Operating Lease Assets, Other Current Liabilities and Long-Term Operating Lease Liabilities on the *Consolidated Statements of Financial Position*. Finance leases are included in Property, Plant and Equipment, Current Portion of Long-Term Debt, and Long-Term Debt, Net of Current Portion on the *Consolidated Statements of Financial Position*.

Right of use ("ROU") lease assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. ROU lease liabilities are classified between current and long-term liabilities based on their payment terms. The ROU lease asset includes prepaid rent and reflects the unamortized balance of lease incentives. Our leases may include renewal options, and we include the renewal option in the lease term if we conclude that it is reasonably certain that we will exercise that option. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company records its operating lease and amortization of finance lease ROU assets within Cost of Goods Sold or Selling, General & Administrative Expense in the *Consolidated Statements of Income* depending on the nature and use of the underlying asset. Lease expense for operating leases is generally recognized on a straight-line basis over the lease term. Finance lease ROU assets are depreciated over the term of the lease and recognized as depreciation from Property Plant and Equipment, with finance interest cost recognized as Interest Expense in the *Consolidated Statements of Income*. Variable lease payments that do not depend on an index or a rate, such as the Company's proportionate share of actual costs for utilities, common area maintenance, insurance, and property taxes, are excluded from the measurement of the lease liability, unless subject to fixed minimum requirements, and are recognized as variable lease cost when the obligation for that payment is incurred.

As most of the Company's leases do not provide the lease implicit rates, the Company uses its incremental borrowing rates as the discount rate, adjusted as applicable, based on the information available at the lease commencement dates to determine the present value of lease payments. The incremental borrowing rate represents an estimate of the interest rate the Company would incur to borrow, on a collateralized basis and in a similar economic environment, over the term of a lease. The Company may use the lease implicit rate, if readily determinable, as the discount rate to determine the present value of lease payments.

The Company has subleased certain portions of excess space at certain of its distribution centers and administrative offices. Sublease income is associated with both finance and operating leases, recognized on a straight-line basis over the sublease term, and included in Other Non-Operating Expense, Net on the *Consolidated Statements of Income*.

We review the impairment of our ROU lease assets consistent with the approach applied for our other long-lived assets. ROU lease assets are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, early termination or exit of a lease agreement, a history of operating or cash flow losses including changes in anticipated sublease income, when applicable, or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. If such indicators are present, the Company performs an undiscounted cash flow analysis to determine if impairment exists, including consideration for actual or potential sublease income. The asset value would be deemed impaired if the undiscounted cash flows generated did not exceed the carrying value of the respective asset group. If impairment is determined to exist, any related impairment loss is calculated based on fair value. See *Note 10 – Leases* for additional information.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in Income Tax Expense. See *Note 15 - Income Taxes* for further detail.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Foreign Currency Translation

Local currencies are considered the functional currencies for most of the Company's operations outside the U.S.. Assets and liabilities of the Company's foreign subsidiaries are translated at the rate of exchange existing at year-end, with revenues, expenses and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of equity in AOCI, including the effects of exchange rate changes on intercompany balances of a long-term investment nature.

Foreign currency transaction gains and losses for transactions denominated in a currency other than the functional currency are reported in Other Non-Operating Expense, Net in the *Consolidated Statements of Income* in the period they occur. Exchange losses on foreign currency transactions were $11.0 million, $7.5 million, and $5.1 million for the years ended September 30, 2025, 2024 and 2023, respectively.

Newly Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which provides updates to qualitative and quantitative reportable segment disclosure requirements, including enhanced disclosures about significant segment expenses and increased interim disclosure requirements, among others. The enhanced disclosure requirements became effective for the fiscal year ended September 30, 2025 and are reflected within *Note 20 - Segment Reporting* with the increased interim disclosure requirements becoming effective for the first interim reporting period for the fiscal year ending September 30, 2026, including retrospective presentation for all comparable periods.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. This ASU will be effective for our fiscal year ending September 30, 2026. The Company is currently evaluating the impact this ASU may have on our consolidated financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which provides updates to qualitative and quantitative disclosure requirements over the disaggregation of relevant expense captions within the income statement to provide more transparency and useful information on expenses within the income statement including tabular presentation of prescribed expense categories such as the purchases of inventory, employee compensation, depreciation, intangible asset amortization, and inclusion of other specific expense, gains and losses required by existing GAAP with reconciliation of disaggregation to the face of the income statement. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment should be applied prospectively, however, retrospective application is also permitted. This ASU will be effective for our fiscal year ending September 30, 2028. The Company is currently evaluating the impact this ASU may have on our consolidated financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides a practical expedient in estimating credit losses for current accounts receivables and current contract assets arising from transactions accounted for under Topic 606 that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. This ASU will be effective for our fiscal year ending September 30, 2027. The Company is currently evaluating the impact this ASU may have on the Company's consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which modernizes previously written guidance around internal-use software costs by eliminating accounting consideration of software project development stages and provide for cost capitalization when management has authorized and committed funding to the project and that the project is considered 'probable' of completion and the software used to perform the function as intended, along with prescriptive disclosure requirements associated with internal-use software costs to be consistent with Subtopic 360-10, *Property, Plant and Equipment* regardless of how those costs are presented in the financial statements. The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The amendment may be applied either retrospectively or prospectively or on a modified prospective basis prescribed by the ASU. This ASU will be effective for our fiscal year ending September 30, 2029. The Company is currently evaluating the impact this ASU may have on our consolidated financial statements.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 3 – DIVESTITURES

The following table summarizes the components of Income from Discontinued Operations, Net of Tax in the *Consolidated Statements of Income* for the years ended September 30, 2025, 2024, and 2023:

(in millions)	2025	2024	2023
Income from HHI discontinued operations before income taxes	$ —	$ —	$ 136.9
Gain on sale of HHI discontinued operations before income taxes	—	14.9	2,824.2
Other income (loss) from discontinued operations before income taxes	4.5	10.2	(2.4)
Interest expense on corporate debt allocated to discontinued operations	—	—	49.4
Income from discontinued operations before income taxes	4.5	25.1	2,909.3
Income tax expense (benefit) from discontinued operations	4.3	(0.4)	873.7
Income from discontinued operations, net of tax	0.2	25.5	2,035.6
Income from discontinued operations attributable to noncontrolling interest, net of tax	—	—	0.3
Income from discontinued operations attributable to controlling interest, net of tax	$ 0.2	$ 25.5	$ 2,035.3

Hardware and Home Improvement ("HHI")

On September 8, 2021, the Company entered into a definitive Asset and Stock Purchase Agreement with ASSA ABLOY AB ("ASSA") to sell its HHI segment for cash proceeds of $4.3 billion, which was completed on June 20, 2023 resulting in the recognition of a pre-tax gain on sale of $2.8 billion, recognized as income from discontinued operations during the year ended September 30, 2023. The following summarizes income from the HHI segment for the year ended September 30, 2023, prior to the close of the divestiture, recognized as income from discontinued operations before income taxes.

(in millions)	2023
Net sales	$ 1,042.5
Cost of goods sold	701.6
Gross profit	340.9
Operating expenses	199.4
Operating income	141.5
Interest expense	2.4
Other non-operating expense, net	2.2
Income from discontinued operations before income taxes	$ 136.9

The following presents significant non-cash items and capital expenditures from the HHI separation for the year ended September 30, 2023, through the close date of the separation.

(in millions)	2023
Share based compensation	$ 1.5
Purchases of property, plant and equipment	11.9

Income from discontinued operations associated with HHI includes only direct costs associated with the disposal group and excludes indirect costs for allocations from enabling functions and shared operations of the Company which supported HHI during the periods of ownership. These costs were included as part of previous segment reporting of HHI, but excluded from discounted operations as they are not a direct cost of the disposal group. Such indirect costs for the year ended September 30, 2023, through the close date of the divestiture was $18.0 million. Subsequently, indirect costs were mitigated by income from Transition Services Agreements ("TSAs") entered into upon the consummation of the transaction for various shared administrative functions. TSAs charges were under a fixed fee structure and settled periodically on a net basis. All TSAs had expired effective June 20, 2025 and there is no continuing involvement with the divested business. The following summarizes the net gain recognized from TSA charges for the years ended September 30, 2025, 2024 and 2023, recognized as Selling, General and Administrative Expenses in the *Consolidated Statements of Income*.

(in millions)	2025	2024	2023
Net gain from Transaction Service Agreements	$ 21.9	$ 31.8	$ 9.2

Indemnifications and Other

Other income from discontinued operations include incremental pre-tax income or charges from changes in tax and legal indemnifications and other agreed-upon funding with divested businesses. During the year ended September 30, 2024, the Company recognized $10.2 million in income from discontinued operations before income taxes primarily related to the settlement on outstanding tax audits that were previously recognized as uncertain tax benefit obligations at the time of sale and indemnified in accordance with the acquisition agreement. Additionally, during the year ended September 30, 2024, the Company recognized a income of $14.9 million related to a gain realized by a subsequently agreed reduction on accrued fees associated with the transaction that was previously recognized as a component of the gain on sale. As of September 30, 2025, there are no significant or material outstanding indemnification payables.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 4 - EXIT AND DISPOSAL ACTIVITIES

During the year ended September 30, 2025, the Company entered into initiatives within its HPC and GPC segments following the consolidation of functions and operations within the segments and changes in their commercial strategies for international markets, in addition to initiatives with shared operations and enabling functions as the Company exited transition service agreements from previous divestitures, resulting in the realization of headcount reductions and related termination charges. During the year ended September 30, 2023, the Company entered into initiatives in response to economic pressures within the consumer products and retail markets and changing operating strategies, resulting in the realization of headcount reductions. As of September 30, 2025, there are no further significant costs expected to be incurred from current initiatives.

The following summarizes exit and disposal charges for the years ended September 30, 2025, 2024 and 2023.

(in millions)	2025		2024		2023	
Exit and disposal costs	$	8.8	$	1.0	$	9.3
Reported as:						
Cost of goods sold	$	—	$	—	$	0.6
Selling, general & administrative expense		8.8		1.0		8.7

The following summarizes exit and disposal charges by segment for the years ended September 30, 2025, 2024 and 2023.

(in millions)	2025		2024		2023	
GPC	$	0.9	$	0.1	$	3.5
H&G		—		—		0.2
HPC		5.6		0.6		5.2
Corporate and shared operations		2.3		0.3		0.4
Total exit and disposal activities	$	8.8	$	1.0	$	9.3

The following is a summary of exit and disposal charges by cost type for the years ended September 30, 2025, 2024, and 2023.

(in millions)	Termination Benefits		Other Costs		Total	
For the year ended September 30, 2025	$	8.0	$	0.8	$	8.8
For the year ended September 30, 2024		0.6		0.4		1.0
For the year ended September 30, 2023		8.2		1.1		9.3

The following is a rollforward of the accrual for exit and disposal charges by cost type for the years ended September 30, 2025, and 2024, included in Other Current Liabilities on the *Consolidated Statements of Financial Position.*

(in millions)	Termination Benefits		Other Costs		Total	
Accrual balance at September 30, 2023	$	3.4	$	0.5	$	3.9
Provisions		0.6		—		0.6
Cash expenditures		(2.8)		(0.4)		(3.2)
Accrual balance at September 30, 2024	$	1.2	$	0.1	$	1.3
Provisions		6.9		(0.1)		6.8
Cash expenditures		(6.1)		—		(6.1)
Foreign currency and other		0.1		—		0.1
Accrual balance at September 30, 2025	$	2.1	$	—	$	2.1

66

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 5 - REVENUE RECOGNITION AND RECEIVABLES

The Company generates all of its revenue from contracts with customers. The following tables disaggregate our revenue for the years ended September 30, 2025, 2024, and 2023, by the Company's key revenue streams, segments and geographic regions (based upon destination):

(in millions)		2025							
		GPC		H&G		HPC		Total	
Geographic Sales									
NA	$	643.4	$	565.3	$	412.9	$	1,621.6	
EMEA		399.2		—		482.3		881.5	
LATAM		12.2		7.5		193.3		213.0	
APAC		27.7		—		65.2		92.9	
Total revenue		1,082.5		572.8		1,153.7		2,809.0	
Revenue Type									
Product Sales	$	1,069.7	$	570.9	$	1,146.9	$	2,787.5	
Licensing		9.0		1.9		6.5		17.4	
Service and other		3.8		—		0.3		4.1	
Total revenue	$	1,082.5	$	572.8	$	1,153.7	$	2,809.0	

(in millions)		2024							
		GPC		H&G		HPC		Total	
Geographic Sales									
NA	$	721.2	$	569.4	$	476.9	$	1,767.5	
EMEA		388.5		—		496.7		885.2	
LATAM		12.8		9.2		189.8		211.8	
APAC		29.0		—		70.4		99.4	
Total revenue		1,151.5		578.6		1,233.8		2,963.9	
Revenue Type									
Product Sales	$	1,136.6	$	576.3	$	1,225.7	$	2,938.6	
Licensing		9.8		2.3		7.5		19.6	
Service and other		5.1		—		0.6		5.7	
Total revenue	$	1,151.5	$	578.6	$	1,233.8	$	2,963.9	

(in millions)		2023							
		GPC		H&G		HPC		Total	
Geographic Sales									
NA	$	726.4	$	529.2	$	519.1	$	1,774.7	
EMEA		361.3		—		469.4		830.7	
LATAM		18.0		7.3		181.5		206.8	
APAC		33.3		—		73.3		106.6	
Total revenue	$	1,139.0	$	536.5	$	1,243.3	$	2,918.8	
Revenue Type									
Product Sales	$	1,123.3	$	534.4	$	1,234.2	$	2,891.9	
Licensing		10.0		2.1		7.8		19.9	
Service and other		5.7		—		1.3		7.0	
Total revenue	$	1,139.0	$	536.5	$	1,243.3	$	2,918.8	

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 5 - REVENUE RECOGNITION AND RECEIVABLES (continued)

The Company has identified significant customers consisting of two large retail customers, each regularly exceeding 10% of consolidated net sales. All segments sell products to the significant customers and sales with those customers are considered significant to the respective segments. The following table summarizes significant concentration risk associated with net sales for the years ended September 30, 2025, 2024, and 2023.

(% of Net Sales)	2025	2024	2023
Significant customers, exceeding 10% of net sales	36.0 %	35.9 %	33.9 %
Subject to Black & Decker trademark license agreement	11.7 %	11.9 %	12.0 %

The following summarizes the concentration risk of the associated receivables from the two significant customers. There were no additional concentrations of credit risk exceeding 10% of net trade receivables.

(% of Trade Receivables, Net)	2025	2024
Significant customers, exceeding 10% of net trade receivables	41.6 %	42.6 %

The following is a rollforward of the allowance for doubtful accounts for the years ended September 30, 2025, 2024 and 2023:

(in millions)	Beginning Balance		Charged to Profit & Loss		Deductions		Foreign Currency and Other		Ending Balance
September 30, 2025	$	8.1	$	0.9	$	(2.5)	$	(0.2)	$ 6.3
September 30, 2024		7.7		2.6		(2.2)		—	8.1
September 30, 2023		7.3		5.0		(1.4)		(3.2)	7.7

The following is a rollforward of the liability for product returns for the years ended September 30, 2025, 2024 and 2023:

(in millions)	Beginning Balance		Charged to Profit & Loss		Deductions		Foreign Currency and Other		Ending Balance
September 30, 2025	$	14.4	$	16.4	$	(21.1)	$	0.1	$ 9.8
September 30, 2024		12.8		28.6		(27.3)		0.3	14.4
September 30, 2023		15.5		8.7		(11.2)		(0.2)	12.8

NOTE 6 - INVENTORY

Inventories as of September 30, 2025 and 2024 consist of the following.

(in millions)	2025	2024
Raw materials	$ 45.7	$ 46.8
Work-in-process	5.2	5.6
Finished goods	395.2	409.7
Inventories	$ 446.1	$ 462.1

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2025 and 2024 consist of the following.

(in millions)	2025	2024
Land, buildings and improvements	$ 91.3	$ 88.2
Machinery, equipment and other	359.6	337.4
Computer software	146.3	142.6
Finance leases	138.0	141.4
Construction in progress	21.7	25.1
Property, plant and equipment	$ 756.9	$ 734.7
Accumulated depreciation	(501.9)	(468.1)
Property, plant and equipment, net	$ 255.0	$ 266.6

Depreciation expense on property, plant and equipment for the years ended September 30, 2025, 2024, and 2023 is as follows.

(in millions)	2025	2024	2023
Depreciation expense	$ 56.4	$ 57.3	$ 48.9

During the year ended September 30, 2023, the Company completed the sale of two facilities in its EMEA region, primarily consisting of office space supporting the GPC segment, with total proceeds of $5.2 million and resulting in a gain on sale of $2.7 million, included as Selling, General and Administrative Expense on the *Consolidated Statements of Income*.

During the year ended September 30, 2023, the Company recognized a $3.9 million impairment charge on idle equipment associated with the early exit of a GPC warehouse lease, included as Selling, General and Administrative Expense on the *Consolidated Statements of Income*.

Additionally, the Company has deferred implementation costs for hosted cloud computing arrangements as of September 30, 2025 and 2024 as follows.

(in millions)	2025	2024
Deferred cloud computing costs, net	$ 3.7	$ 8.3
Reported as:		
Prepaid expenses and other current assets	3.3	4.3
Deferred charges and other	0.4	4.0

Amortization expense of deferred implementation costs for hosted cloud computing costs arrangements for the years ended September 30, 2025, 2024, and 2023 is as follows.

(in millions)	2025	2024	2023
Amortization expense	$ 7.2	$ 2.6	$ 1.1

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

Goodwill, by segment, consists of the following.

(in millions)	GPC	H&G	Total
As of September 30, 2023	$ 512.1	$ 342.6	$ 854.7
Foreign currency impact	10.2	—	10.2
As of September 30, 2024	522.3	342.6	864.9
Foreign currency impact	1.9	—	1.9
As of September 30, 2025	$ 524.2	$ 342.6	$ 866.8

The carrying value of indefinite lived intangible assets and definite lived intangible assets subject to amortization and accumulated amortization are as follows.

(in millions)	2025			2024		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets						
Customer relationships	$ 621.3	$ (465.9)	$ 155.4	$ 641.8	$ (452.3)	$ 189.5
Technology assets	75.3	(46.1)	29.2	75.3	(41.0)	34.3
Tradenames	44.4	(12.9)	31.5	27.9	(10.9)	17.0
Total amortizable intangible assets	741.0	(524.9)	216.1	745.0	(504.2)	240.8
Indefinite-lived intangible assets - tradenames	721.5	—	721.5	749.6	—	749.6
Total intangible assets	$ 1,462.5	$ (524.9)	$ 937.6	$ 1,494.6	$ (504.2)	$ 990.4

During the year ended September 30, 2025, the Company recognized impairment charges on indefinite lived intangible assets of $16.6 million, including an impairment of $15.7 million associated with the HPC segment and its PowerXL® tradename due the recognition of a triggering event attributable to declining sales expectations and a change in our direct to consumer strategy, plus an impairment of $0.9 million on other non-core strategic brands with the GPC segment as part of our annual impairment assessment.

During the year ended September 30, 2024, the Company recognized impairment charges on indefinite lived intangible assets of $45.2 million, including an impairment of $39.0 million associated with the H&G segment and its Rejuvenate® tradename due to the recognition of a triggering event due to the loss of a key distribution expansion opportunity resulting in a significant shift in the forecasted revenue, an impairment of $4.0 million associated with the HPC segment and a non-core tradename identified by a triggering event due to a change in brand strategy, and an impairment of $2.2 million associated with the GPC segment and its OmegaSea® tradename identified as part of our annual impairment assessment.

Amortization expense on intangible assets for the years ended September 30, 2025, 2024, and 2023 is as follows.

(in millions)	2025	2024	2023
Amortization expense	$ 41.6	$ 44.5	$ 42.3

Excluding the impact of any future acquisitions or changes in foreign currency, the Company anticipates the annual amortization expense of intangible assets for the next five fiscal years will be as follows:

(in millions)	Amortization
2026	$ 41.2
2027	41.1
2028	39.4
2029	36.1
2030	15.7

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 9 - DEBT

Debt as of September 30, 2025 and 2024 consist of the following:

(in millions)	2025		2024	
	Amount	Rate	Amount	Rate
Revolver Facility, variable rate, expiring October 19, 2028	$ —	— %	$ —	— %
3.375% Exchangeable Notes, due June 1, 2029	350.0	3.4 %	350.0	3.4 %
5.00% Notes, due October 1, 2029	4.9	5.0 %	4.9	5.0 %
5.50% Notes, due July 15, 2030	13.2	5.5 %	13.2	5.5 %
3.875% Notes, due March 15, 2031	128.0	3.9 %	128.0	3.9 %
Obligations under finance leases	85.3	5.6 %	81.6	5.4 %
Total debt	581.4		577.7	
Debt issuance costs	(13.5)		(16.9)	
Less current portion	(11.7)		(9.4)	
Long-term debt, net of current portion	$ 556.2		$ 551.4	

The aggregate scheduled maturities of debt obligations are as follows, excluding obligations under finance leases. See *Note 10 - Leases* for scheduled maturities of obligations under finance leases:

(in millions)	Amount
2026	$ —
2027	—
2028	—
2029	350.0
2030	18.1
Thereafter	128.0
Total long-term debt	$ 496.1

Credit Agreement and Revolver Facility

On October 19, 2023, Spectrum Brands, Inc. ("SBI"), a wholly-owned subsidiary of Spectrum Brands, Holdings, Inc. ("SBH"), and SB/RH Holdings, LLC ("SB/RH"), a wholly-owned subsidiary of Spectrum Brands Holdings, Inc. and parent to SBI, entered into the Second Amended and Restated Credit Agreement (the "Credit Agreement"), by and among the Company, SB/RH, Royal Bank of Canada, as the administrative agent, and the lenders party thereto. The proceeds of the Credit Agreement will be used for working capital needs and other general corporate purposes. The Credit Agreement refinanced the Company's previous credit agreement and includes certain modified terms from the previous Credit Agreement, including extending the maturity to October 19, 2028, and the reduction of the Revolver Facility to $500 million (with a U.S. dollar tranche and a multicurrency tranche). The Credit Agreement contains customary affirmative and negative covenants, including, but not limited to, restrictions on SBI and its restricted subsidiaries' ability to incur indebtedness, create liens, make investments, pay dividends or make certain other distributions, and merge or consolidate or sell assets, in each case subject to certain expectations set forth in the Credit Agreement.

The aggregate commitment amount with respect to (a) the U.S. dollar tranche of the Revolving Facility is $400 million and (b) the multi-currency tranche of the Revolving Facility is $100 million. The commitment fee rate is equal to 0.20% of the unused commitments under the Revolving Facility (which may be increased to a maximum rate equal to 0.40% based on certain total net leverage ratios specified in the Credit Agreement).

All outstanding amounts under the U.S. dollar tranche (if funded in U.S. dollars) will bear interest, at the option of the Company, at a rate per annum equal to (x) Term SOFR, plus a margin ranging between 1.00% to 2.00% per annum (based on certain total net leverage ratios specified in the Credit Agreement) or (y) the Alternate Base Rate (as defined in the Credit Agreement), plus a margin ranging between 0.00% to 1.00% per annum (based on certain total net leverage ratios specified in the Credit Agreement).

The multi-currency tranche (if funded in Euros) will bear interest at a rate per annum equal to the EURIBOR Rate, plus a margin ranging between 1.00% to 2.00% per annum (based on certain total net leverage ratios specified in the Credit Agreement). The multi-currency tranche (if funded in Canadian dollars) will bear interest, at the option of the Company, at a rate per annum equal to (x) Term CORRA (Canadian Overnight Repo Rate Average), plus a margin ranging between 1.00% to 2.00% per annum (based on certain total net leverage ratios specified in the Credit Agreement) or (y) the Canadian Prime Rate, plus a margin ranging between 0.00% to 1.00% per annum (based on certain total net leverage ratios specified in the Credit Agreement). The multi-currency tranche (if funded in Pounds Sterling) will bear interest at a rate per annum equal to the SONIA, plus a margin ranging between 1.00% to 2.00% per annum (based on certain total net leverage ratios specified in the Credit Agreement).

Pursuant to a guarantee agreement, SBH and the material wholly-owned domestic subsidiaries of SBI have guaranteed SBI's obligations under the Credit Agreement and related loan documents. Pursuant to a security agreement, SBI and such subsidiary guarantors have pledged substantially all of their respective assets to secure such obligations and, in addition, SBH has pledged the capital stock of SBI to secure such obligations. The Credit Agreement also provides for customary events of default including payment defaults and cross-defaults to other material indebtedness.

The Credit Agreement, solely with respect to the Revolver Facility, contains a financial covenant test on the last day of each fiscal quarter on the maximum total leverage ratio. This is calculated as the ratio of (i) the principal amount of third-party debt for borrowed money (including unreimbursed letter of credit drawings), capital leases and purchase money debt, at period-end, less cash and cash equivalents, to (ii) adjusted EBITDA for the trailing twelve months. The maximum total leverage ratio should be no greater than 6.0 to 1.0.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 9 - DEBT (continued)

As of September 30, 2025, the Company had borrowing availability of $492.3 million, net of outstanding letters of credit of $7.7 million. As of September 30, 2025, there was unamortized debt issuance costs of $3.3 million associated with the Credit Agreement.

3.375% Exchangeable Notes due June 1, 2029

On May 23, 2024, SBI completed its offering of $350.0 million principal amount of 3.375% Exchangeable Senior Notes due 2029 (the "Exchangeable Notes"), which are unconditionally guaranteed jointly and severally, on a senior unsecured basis by SBH and, subject to certain exceptions, each of SBI's existing and future domestic subsidiaries that guarantee other debt securities issued by SBI or SBH in the form of senior unsecured notes or convertible or exchangeable notes. The Notes are governed by the terms of the indenture, dated as of May 23, 2024, among the Company, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee. The Exchangeable Notes will mature on June 1, 2029, unless earlier repurchased, redeemed or converted. The Exchangeable Notes are senior unsecured obligations of the Company with interest payable semiannually June 1 and December 1 of each year, beginning on December 1, 2024. Proceeds from the issuance were used to fund a $50.0 million share repurchase of SBH's common stock, to pay $25.2 million in premiums on the Capped Calls (as described below) and other general company needs.

Holders may convert their notes at their option at any time after the close of business on the business day immediately preceding March 1, 2029 under the following circumstances:

- During any calendar quarter (and only during such calendar quarter) beginning after September 30, 2024, if, the last reported sale price per share of SBH's common stock exceeds 130% of the applicable conversion price on each applicable trading day for at least 20 trading days in the period of the 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter;

- During the five business day period after any ten consecutive trading day period in which, for each day of that period, the trading price per $1,000 principal amount of the Exchangeable Notes for such trading day was less than 98% of the product of the last reported sale price of SBH's common stock and the applicable conversion rate on such trading day;

- The Company issues to common stockholders any rights, options, or warrants, entitling them to purchase shares of common stock at a price per share less than the average closing sale price of 10 consecutive trading days, or the Company's election to make a distribution to common stockholders exceeding 10% of the previous day's closing sale price;

- Upon the occurrence of specified corporate events, as set forth in the indenture governing the Exchangeable Notes; or

- Prior to the related redemption date if the Company calls the Exchangeable Notes for redemption.

On or after March 1, 2029, until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert all or a portion of their Exchangeable Notes, in multiples of $1,000 principal amount, at any time, regardless of the foregoing circumstances. The initial conversion rate for the Exchangeable Notes was 8.2060 shares of common stock per $1,000 principal amount of notes (which is equal to a conversion price of approximately $121.86 per share of SBH's common stock), subject to adjustment as set forth in the Indenture. Subsequent to the issuance of the Exchangeable Notes, the Company had increased its quarterly dividend rate to $0.47 per share. As such, as of September 30, 2025, the exchange rate has been adjusted to 8.2298 shares of common stock per $1,000 principal amount of notes (which is equal to a conversion price of approximately $121.51 per share of the Company's common stock). Upon conversion, the Company will pay cash up to the aggregate principal amount of the notes to be converted and pay or deliver, as the case may be, cash, common stock or a combination of cash and common stock, at the Company's election, in respect of the remainder, if any, of the Company's conversion obligation in excess of the aggregate principal amount of the notes being converted. If a make-whole adjustment event, as described in the Indenture, occurs and a holder elects to convert its Exchangeable Notes in connection with such make-whole adjustment event, such holder may be entitled to an increase in the conversion rate as described in the Indenture.

The Exchangeable Notes will be redeemable, in whole or in part, at the Company's option at any time, and from time to time, on or after June 7, 2027 if the notes are freely tradeable and on or before the 41st scheduled trading day immediately before the maturity date, if the last reported sale price per share of the SBH's common stock exceeds 130% of the conversion price then in effect for at least 20 of any 30 consecutive trading day period ending on, and including, the trading day immediately before the date the Company sends the related redemption notice at a redemption price equal to 100% of the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid interest to, but excluding the redemption date. Upon the occurrence of certain fundamental changes involving the Company, holders of the Exchangeable Notes may require the Company to repurchase for cash all or part of their Exchangeable Notes at a repurchase price equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid interest.

The Company incurred $11.8 million in fees and expenses in connection with the issuance of the Exchangeable Notes which were capitalized as debt issuance costs and will be amortized over the term of the Exchangeable Notes. As of September 30, 2025, there was unamortized debt issuance costs of $9.0 million associated with the Exchangeable Notes.

Since the issuance of the Exchangeable Notes, the conditions allowing holders of the Exchangeable Notes to convert have not been met. The Exchangeable Notes were therefore not convertible as of September 30, 2025, and were classified as long-term debt on the *Consolidated Statements of Financial Position*.

Capped Call Transactions

In connection with the issuance of the Exchangeable Notes, the Company entered into capped call transactions with certain financial institutions ("Capped Calls"). The Capped Calls each having an initial strike price of approximately 121.51 per share, subject to certain adjustments, which corresponds to the initial conversion price of the Exchangeable Notes. The Capped Calls had an initial cap prices of $159.36 per share, subject to certain adjustments. As of September 30, 2025, concurrent with the subsequent adjustment to the conversion rate of the Exchangeable Notes, the strike price with the associated Capped Calls has been updated to approximately $121.51 per share, and the cap price has been updated to approximately $158.90 per share. The Capped Calls are expected to partially offset the potential dilution to the Company's common stock upon any conversion of the Exchangeable Notes, with such offset subject to a cap based on the cap price. The Capped Calls cover, subject to anti-dilution adjustments, approximately 0.7 million shares of SBH's common stock. The Capped Calls will expire upon the maturity of the Exchangeable Notes. The Company used $25.2 million of the net proceeds from the offering of the Exchangeable Notes to pay premiums on the Capped Calls. The Capped Calls are separate transactions entered into by us with the counterparties, and not part of the terms of the Exchangeable Notes and do not change the holders' rights under the Exchanges Notes. The capped call transactions do not meet the criteria for separate accounting as a derivative as they meet the criteria for equity classification, and the capped call transaction premiums are recorded as a reduction to Additional Paid-In Capital within Shareholders' Equity, net of deferred income taxes.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 9 - DEBT (continued)

5.00% Notes due October 1, 2029 ("2029 Notes")

On September 24, 2019, SBI issued $300 million aggregate principal amount of 5.00% Senior Notes due October 1, 2029. The 2029 Notes are guaranteed by SBI's existing and future domestic subsidiaries.

SBI may redeem some or all of the 2029 Notes at certain fixed redemption prices. Further, the indenture governing the 2029 Notes (the "2029 Indenture") requires SBI to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of SBI, as defined in the 2029 Indenture.

The 2029 Indenture contains covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2029 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2029 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 2029 Notes. If any other event of default under the 2029 Indenture occurs and is continuing, the trustee for the 2029 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 2029 Notes, may declare the acceleration of the amounts due under those notes. As of September 30, 2025, we were in compliance with all covenants under the indentures governing the 2029 Notes.

The Company recorded $4.1 million of fees in connection with the offering of the 2029 Notes, which have been capitalized as debt issuance costs and are being amortized over the remaining life of the 2029 Notes. During the year ended September 30, 2024, concurrent with the issuance of the Exchangeable Notes, the Company initiated a cash tender offer and partially redeemed the outstanding principal amount of the 2029 Notes, resulting in a partial write-off of unamortized debt issuance costs and loss on early extinguishment, as further discussed below. Additionally, the Company had repurchased a portion of the 2029 Notes in prior periods resulting in a partial write-off of unamortized debt issuance costs and gain on early extinguishment, as further discussed below. As of September 30, 2025, there was no material or significant unamortized debt issuance costs associated with the 2029 Notes.

5.50% Notes due July 15, 2030 ("2030 Notes")

On June 30, 2020, SBI issued $300 million aggregate principal amount of 5.50% Senior Notes due July 13, 2030. The 2030 Notes are guaranteed by SBI's existing and future domestic subsidiaries.

SBI may redeem some or all of the 2030 Notes at certain fixed redemption prices. Further, the indenture governing the 2030 Notes (the "2030 Indenture") requires SBI to make an offer, in cash, to repurchase all or a portion of applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of SBI, as defined in the 2030 Indenture.

The 2030 Indenture contains covenants limiting, among other things, the incurrence of additional indebtedness, payments of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2030 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or an acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2030 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 2030 Notes. If any other event of default under the 2030 Indenture occurs and is continuing, the trustee for the 2030 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 2030 Notes, may declare the acceleration of the amounts due under those notes. As of September 30, 2025, we were in compliance with all covenants under the indentures governing the 2030 Notes.

The Company recorded $6.2 million of fees in connection with the offering of the 2030 Notes, which have been capitalized as debt issuance costs and amortized over the remaining life of the 2030 Notes. During the year ended September 30, 2024, concurrent with the issuance of the Exchangeable Notes, the Company initiated a cash tender offer and partially redeemed the outstanding principal amount of the 2030 Notes, resulting in a partial write-off of unamortized debt issuance costs and loss on early extinguishment, as further discussed below. Additionally, the Company had repurchased a portion of the 2030 Notes in prior periods resulting in a partial write-off of unamortized debt issuance costs and gain on early extinguishment, as further discussed below. As of September 30, 2025, there was unamortized debt issuance costs of $0.1 million associated with the 2030 Notes.

NOTE 9 - DEBT (continued)

3.875% Notes due March 15, 2031 ("2031 Notes")

On March 3, 2021, SBI issued $500 million aggregate principal amount of 3.875% Senior Notes due March 15, 2031. The 2031 Notes are guaranteed by SBI's existing and future domestic subsidiaries.

On or after March 15, 2026, SBI may redeem some or all of the 2031 Notes at certain fixed redemption prices. In addition, prior to March 15, 2026, SBI may redeem the applicable outstanding notes at a redemption price equal to 100% of the principal amount plus a "make-whole" premium, plus accrued and unpaid interest. SBI may redeem up to 35% of the aggregate principal amount of the notes before March 15, 2024 with cash equal to the net proceeds that SBI raises in equity offerings at specified redemption price. Further, the indenture governing the 2031 Notes (the "2031 Indenture") requires SBI to make an offer, in cash, to repurchase all or a portion of applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of SBI, as defined in the 2031 Indenture.

The 2031 Indenture contains covenants limiting, among other things, the incurrence of additional indebtedness, payments of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2031 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or an acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2031 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 2031 Notes. If any other event of default under the 2031 Indenture occurs and is continuing, the trustee for the 2031 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 2031 Notes, may declare the acceleration of the amounts due under those notes. As of September 30, 2025, we were in compliance with all covenants under the indentures governing the 2031 Notes.

The Company recorded $7.6 million of fees in connection with the offering of the 2031 Notes, which have been capitalized as debt issuance costs and are being amortized over the remaining life of the 2031 Notes. During the year ended September 30, 2024, concurrent with the issuance of the Exchangeable Notes, the Company initiated a cash tender offer and partially redeemed the outstanding principal amount of the 2031 Notes, resulting in a partial write-off of unamortized debt issuance costs and gain on early extinguishment, as further discussed below. Additionally, the Company had repurchased a portion of the 2031 Notes in prior periods resulting in a partial write-off of unamortized debt issuance costs and gain on early extinguishment, as further discussed below. As of September 30, 2025, there was unamortized debt issuance costs of $1.1 million associated with the 2031 Notes.

Tendered Notes and Redemption of 2026 Notes

On May 20, 2024, the Company commenced a cash tender offer (the "Tender Offer") by its wholly-owned subsidiary, SBI, of up to the outstanding aggregate principal amount of the €425.0 million aggregate principal amount of 4.00% Notes due October 1,2026 ("2026 Notes"), the 2029 Notes and the 2030 Notes, and a tender offer for the 2031 Notes (collectively, the "Tendered Notes") that may be purchased for an combined aggregate purchase price of up to $925.0 million, including accrued and unpaid interest, with discretion to upsize the Tender Offer. On June 3, 2024, the Company received the early tender results and amended the Tender Offer to increase the previously announced maximum tender offer from $925.0 million to $1,160.5 million, including accrued and unpaid interest. On June 18, 2024, the Company completed the cash tender offer of the Tendered Notes.

Additionally, on June 17, 2024, the Company notified the trustee of the 2026 Notes that it would redeem the remaining aggregate principal amount not redeemed as part of the Tender Offer, which was subsequently paid on June 20, 2024, at a redemption price equal to 100.667% of the principal amount, plus accrued and unpaid interest, resulting in the full redemption of the 2026 Notes.

The following summarizes the results of the cash tender of the Tendered Offer and full redemption of the 2026 Notes (excluding amounts paid for unpaid and accrued interest), the write-off of unamortized debt issuance costs and loss (gain) from early extinguishment of debt realized during the year ended September 30, 2024.

(in millions)	Amounts Tendered	Amounts Paid	Premium (Discount) Realized	Unamortized Debt Issuance Costs	Loss (Gain) on Early Extinguishment
2026 Notes	$ 462.0	$ 462.1	$ 0.1	$ 2.2	$ 2.3
2029 Notes	284.2	284.2	—	2.9	2.9
2030 Notes	142.5	142.5	—	2.0	2.0
2031 Notes	285.7	277.7	(8.0)	3.0	(5.0)
Total	$ 1,174.4	$ 1,166.5	$ (7.9)	$ 10.1	$ 2.2

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 9 - DEBT (continued)

In connection with the Tender Offer, the Company solicited consents (the "Consent Solicitation") from the respective holders of the indentures governing the 2026 Notes, the 2029 Notes and the 2030 Notes (collectively, the "Consent Notes") for certain proposed amendments with respect to each series of Consent Notes. The Company did not solicit any consents from the holders of the 2031 Notes. The proposed amendments required the requisite consents applicable to each series of Consent Notes and amended the indenture for each of the Consent Notes.

Following the receipt of the requisite consents with respect to each series of Consent Notes, the Company entered into (i) supplemental indenture, dated as of June 4, 2024 (the "2026 Supplemental Indenture"), by and among the Company, the guarantors party thereto (the "Guarantors"), U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee (the "Trustee"), Elavon Financial Services DAC, UK Branch, as paying agent and Elavon Financial Services DAC, as registrar and transfer agent, relating to the 2026 Notes, (ii) supplemental indenture, dated as of June 4, 2024 (the "2029 Supplemental Indenture"), by and among the Company, the Guarantors and the Trustee, relating to the 2029 Notes and (iii) supplemental indenture, dated as of June 4, 2024 (the "2030 Supplemental Indenture" and, together with the 2026 Supplemental Indenture and 2029 Supplemental Indenture, the "Supplemental Indentures"), by and among the Company, the Guarantors and the Trustee, relating to the 2030 Notes, to effect the proposed amendments. The Supplemental Indentures shorten the notice periods for the redemption of the Consent Notes and eliminate substantially all of the restrictive covenants and certain events of default under each indenture governing the Consent Notes, among other things.

Additionally, Spectrum Brands Holdings, Inc. has agreed to irrevocably and unconditionally guarantee the 2031 Notes pursuant to a guarantee agreement, dated as of June 20, 2024, in favor of the holders of the 2031 Notes, the Company and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee.

Debt Repurchase

During the years ended September 30, 2024 and 2023, the Company repurchased certain Senior Notes available for sale on the open market, at a discount, which were ultimately retired upon receipt. The repurchase of debt obligations are treated as an extinguishment, with any realized discount recognized as a gain on debt repurchase on the *Consolidated Statements of Income*, net any write-off of related deferred financing costs. There was not debt repurchase activity during the year ended September 30, 2025. The following summarizes the repurchase activity for each of the respective Senior Notes, including the amounts paid (excluding amounts paid for unpaid and accrued interest) for debt repurchases, the write-off of unamortized debt issuance costs and gain from early extinguishment realized during the years ended September 30, 2024 and 2023.

(in millions)	2024				2023			
	Amounts Repurchased	Amounts Paid	Unamortized Debt Issuance Costs	Gain Realized	Amounts Repurchased	Amounts Paid	Unamortized Debt Issuance Costs	Gain Realized
2029 Notes	$ 8.1	$ 7.8	$ 0.1	$ 0.2	$ 2.8	$ 2.6	$ —	$ 0.2
2030 Notes	132.8	130.5	2.0	0.3	11.5	10.7	0.2	0.6
2031 Notes	39.2	34.6	0.4	4.2	47.1	39.4	0.6	7.1
Total	$ 180.1	$ 172.9	$ 2.5	$ 4.7	$ 61.4	$ 52.7	$ 0.8	$ 7.9

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 10 - LEASES

The Company has leases primarily pertaining to manufacturing facilities, distribution centers, office space, warehouses, automobiles, machinery, computers, and office equipment that expire at various times through June 2035. We have embedded operating leases within certain third-party logistic agreements for warehousing and information technology services arrangements and recognized right of use assets identified in the arrangements as part of Operating Lease Assets on the *Consolidated Statements of Financial Position*. We elected to exclude certain supply chain contracts that may contain embedded leases for manufacturing facilities or dedicated manufacturing lines from our ROU asset and liability calculation based on the insignificant impact to our consolidated financial statements.

The following is a summary of leases recognized on the *Consolidated Statements of Financial Position* as of September 30, 2025 and 2024:

(in millions)	Line Item	2025		2024	
Assets					
Operating	Operating lease assets	$	73.5	$	101.9
Finance	Property, plant and equipment, net		56.7		61.0
Total leased assets		$	130.2	$	162.9
Liabilities					
Current					
Operating	Short-term operating lease liabilities	$	31.8	$	31.3
Finance	Current portion of long-term debt		11.7		9.4
Long-term					
Operating	Long-term operating lease liabilities		54.5		87.0
Finance	Long-term debt, net of current portion		73.6		72.2
Total lease liabilities		$	171.6	$	199.9

As of September 30, 2025, the Company has unrecognized commitments of approximately $14.0 million related to a distribution center with a third party logistics service provider that has not yet commenced. The lease is expected to commence in February 2026.

The components of lease costs recognized in the *Consolidated Statements of Income* for the year ended September 30, 2025, 2024, and 2023 are as follows:

(in millions)	2025		2024		2023	
Operating lease cost	$	33.3	$	34.6	$	37.0
Finance lease cost						
Amortization of leased assets		10.0		10.3		10.2
Interest on lease liability		4.4		4.5		4.8
Variable lease cost		15.1		13.0		12.4
Total lease cost	$	62.8	$	62.4	$	64.4

During the year ended September 30, 2025, the Company recognized a $7.8 million impairment charge on its finance lease for office space in Middleton, WI following the Company's exit from transition service agreements from previous divestitures and lack of sufficient sublease income to mitigate outgoing cash flow on unused components. During the year ended September 30, 2024, the Company recognized a $5.1 million impairment charge on a right of use operating lease asset for a HPC distribution center having a maturity of February 2025, due to the early exit of operations from the facility and the inability to sub-lease to a third-party prior to the maturity. During the year ended September 30, 2023, the Company recognized a $5.2 million impairment charge on a right of use operating lease asset for a GPC warehouse having a maturity date of December 2029, due to the exit of operations from the facility and the intention to sub-lease to a third-party. The impairments were measured using projected discounted cash flow for the facility, including assumed sub-lease income, when applicable, at sub-lease rental rates comparable to current market conditions and included within Selling, General & Administrative Expense on the *Consolidated Statements of Income*.

The following summarizes income attributable to sub-leases for the years ended September 30, 2025, 2024, and 2023, respectively, recognized as Other Non-Operating Expense, Net on the *Consolidated Statements of Income*.

(in millions)	2025		2024		2023	
Sub-lease income	$	2.9	$	2.4	$	2.4

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 10 LEASES (continued)

The following is a summary of cash paid for amounts included in the measurement of lease liabilities recognized in the *Consolidated Statements of Cash Flow*, including supplemental non-cash activity related to operating leases, for the years ended September 30, 2025, 2024, and 2023:

(in millions)	2025	2024	2023
Operating cash flow from operating leases	$ 36.0	$ 35.5	$ 30.3
Operating cash flows from finance leases	4.5	4.5	4.8
Financing cash flows from finance leases	10.8	10.1	9.5
Supplemental non-cash flow disclosure			
Acquisition of operating lease asset through lease obligations	5.4	25.2	66.9

The following is a summary of weighted-average lease term and discount rate at September 30, 2025 and 2024.

	2025	2024
Weighted average remaining lease term		
Operating leases	3.0 years	4.0 years
Finance leases	6.8 years	8.0 years
Weighted average discount rate		
Operating leases	6.3 %	6.0 %
Finance leases	5.6 %	5.4 %

At September 30, 2025, future lease payments under operating and finance leases were as follows.

(in millions)	Finance Leases	Operating Leases
2026	$ 15.6	$ 36.1
2027	16.4	28.3
2028	16.1	23.8
2029	15.5	5.6
2030	12.3	0.6
Thereafter	26.2	—
Total lease payments	102.1	94.4
Amount representing interest	16.8	8.1
Total minimum lease payments	$ 85.3	$ 86.3

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 11 - DERIVATIVES

Cash Flow Hedges. The Company periodically enters into forward foreign exchange contracts to hedge the cash flow risk from the forecasted purchase and sale of inventory denominated in foreign currencies. These obligations generally require the Company to exchange foreign currencies for Australian Dollars, Canadian Dollars, Colombian Pesos, Euros, Japanese Yen, Mexican Pesos, Pound Sterling, or U.S. Dollars. The fair value of qualifying hedges are recorded in Accumulated Other Comprehensive Income ("AOCI") and as a derivative asset or liability, as applicable, until the purchase or sale is recognized, or otherwise determined to be ineffective or discontinued, at which point the fair value of the related hedge is reclassified to earnings.

Derivative Instruments Not Designated as Hedge. The Company periodically enters into forward contracts to economically hedge a portion of risk from balance sheet exposures denominated in foreign currencies. These obligations generally require the Company to exchange foreign currencies for, among others, Australian Dollars, Canadian Dollars, Euros, Japanese Yen, Polish Zloty, Pound Sterling, Turkish Lira, or U.S. Dollars. These foreign exchange contracts are fair value hedges of related intercompany balances with the gain or loss on the derivative instruments recorded in earnings offsetting the change in value of the related intercompany balance.

The following summarizes outstanding notional balances and maturities of derivative instruments as of September 30, 2025 and September 30, 2024.

(in millions)	2025		2024	
	Notional Balance	Maturities thru	Notional Balance	Maturities thru
Foreign exchange contracts - cash flow hedges	$ 333.5	March 2027	$ 351.7	June 2026
Foreign exchange contracts - not designated as hedge	447.7	October 2025	466.9	October 2024

The following summarizes the fair value and location of outstanding derivative instruments in the *Consolidated Statements of Financial Position* as of September 30, 2025 and September 30, 2024.

(in millions)	Line Item	2025	2024
Derivative Assets			
Foreign exchange contracts – cash flow hedges	Other receivables	$ 0.6	$ 1.4
Foreign exchange contracts – cash flow hedges	Deferred charges and other	0.1	0.1
Foreign exchange contracts – not designated as hedge	Other receivables	0.1	0.3
Total Derivative Assets		$ 0.8	$ 1.8
Derivative Liabilities			
Foreign exchange contracts – cash flow hedges	Accounts payable	$ 8.8	$ 11.5
Foreign exchange contracts – cash flow hedges	Other long term liabilities	0.1	1.4
Foreign exchange contracts – not designated as hedge	Accounts payable	0.7	2.4
Total Derivative Liabilities		$ 9.6	$ 15.3

The following summarizes the pre-tax gain (loss) from derivative instruments and location in the *Consolidated Statements of Income* for the years ended September 30, 2025, 2024, and 2023.

(in millions)	Line Item	2025	2024	2023
Foreign exchange contracts - cash flow hedges	Net sales	$ 0.1	$ 0.3	$ 0.2
Foreign exchange contracts - cash flow hedges	Cost of goods sold	(8.9)	(15.5)	(12.4)
Foreign exchange contracts - not designated as hedge	Other non-operating expense, net	11.1	(20.1)	(14.3)

There was no gain or loss realized from cash flow hedges due to the ineffectiveness or discontinuation of the cash flow hedge because it was not considered probable that the original forecasted transaction would not occur. See *Note 18 - Accumulated Other Comprehensive Income* for unrealized gains and losses initially recognized as other comprehensive income and the accumulated unrealized gain (loss) associated with cash flow hedges recognized in AOCI. As of September 30, 2025, the net loss estimated to be reclassified from AOCI into earnings associated with cash flow hedges over the next 12 months is $5.7 million, net of tax.

Net Investment Hedge

SBI had €425.0 million aggregate principal amount of the 2026 Notes designated as a non-derivative economic hedge, or net investment hedge, of the translation of the Company's net investments in Euro denominated subsidiaries at the time of issuance. The hedge effectiveness is measured on the beginning balance of the net investment and re-designated every three months. Any gains and losses attributable to the translation of the Euro denominated debt designated as net investment hedge are recognized as a component of foreign currency translation within AOCI, and gains and losses attributable to the translation of the undesignated portion are recognized as foreign currency translation gains or losses within Other Non-Operating Expense, Net in the *Consolidated Statements of Income*.

Net unrealized gains or losses from the net investment hedge are reclassified from AOCI into earnings upon liquidation event or deconsolidation of Euro denominated subsidiaries. Effective June 20, 2024, the net investment hedge is no longer outstanding due to the full redemption of the 2026 Notes. See *Note 9 - Debt* for additional detail. The cumulative unrealized gain of $11.9 million related to the net investment hedge will remain in AOCI until a liquidation event or deconsolidation of the underlying Euro denominated subsidiaries. The following summarizes the pre-tax (loss) gain from the net investment hedge recognized in Other Comprehensive Income for the year ended September 30, 2024, through redemption of the 2026 Notes, and the year ended September 30, 2023:

(Loss) Gain in OCI (in millions)	2024	2023
Net investment hedge	$ (13.2)	$ (31.7)

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value measurements of financial assets and liabilities are defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Fair value measurements are classified using a fair value hierarchy that is based on the observability of inputs used in measuring fair value. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about hypothetical transactions in the absence of market data. The Company utilizes valuation techniques that attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are classified under the following hierarchy:

• Level 1 - Unadjusted quoted prices for identical instruments in active markets.

• Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

• Level 3 - Significant inputs to the valuation model are unobservable.

The carrying values and estimated fair values for financial instruments as of September 30, 2025 and 2024 are as follows:

(in millions)	2025					2024				
	Level 1	Level 2	Level 3	Fair Value	Carrying Amount	Level 1	Level 2	Level 3	Fair Value	Carrying Amount
Derivative assets	$ —	$ 0.8	$ —	$ 0.8	$ 0.8	$ —	$ 1.8	$ —	$ 1.8	$ 1.8
Derivative liabilities	—	9.6	—	9.6	9.6	—	15.3	—	15.3	15.3
Debt	—	532.7	—	532.7	567.9	—	576.3	—	576.3	560.8

The Company's derivative instruments are valued on a recurring basis using internal models, which are based on market observable inputs, including both forward and spot prices for currencies and commodities, which are generally based on quoted or observed market prices (Level 2). The fair value of certain derivative financial instruments is estimated using pricing models based on contracts with similar terms and risks. Modeling techniques assume market correlation and volatility, such as using prices of one delivery point to calculate the price of the contract's different delivery point. In addition, by applying a credit reserve which is calculated based on credit default swaps or published default probabilities for the actual and potential asset value, the fair value of the Company's derivative financial instrument assets reflects the risk that the counterparties to these contracts may default on the obligations. Likewise, by assessing the requirements of a reserve for non-performance, which is calculated based on the probability of default by the Company, the Company adjusts its derivative contract liabilities to reflect the price at which a potential market participant would be willing to assume the Company's liabilities. The Company has not changed the valuation techniques used in measuring the fair value of any financial assets and liabilities during the year. See *Note 11 – Derivatives* for further detail.

The fair value measurements of the Company's debt represent non-active market exchange-traded securities which are valued at quoted input prices that are directly observable or indirectly observable through corroboration with observable market data (Level 2). See *Note 9 – Debt* for further detail.

The carrying values of goodwill, intangible assets and other long-lived assets such as property, plant and equipment and operating lease assets, are tested annually or more frequently if a triggering event occurs that indicates an impairment loss may have been incurred, using fair value measurements with unobservable inputs (Level 3). See *Note 8 - Goodwill and Intangible Assets, Note 7 - Property Plant and Equipment*, and *Note 10 - Leases* for further detail.

The carrying values of cash and cash equivalents, short term investments, receivables, accounts payable and other short-term debt and accruals approximate fair value based on the short-term nature of these assets and liabilities.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 13 - FACTORING PROGRAMS

Receivables Factoring

The Company has entered into various factoring agreements and early pay programs with customers to sell trade receivables under non-recourse agreements in exchange for cash proceeds and as part of our financing for working capital. These transactions were treated as a sale and accounted for as a reduction in trade receivables because the agreements transferred control and risk related to the receivables to the buyers. A loss is recognized for any discount and fees associated with the transfer and recognized as Selling, General and Administrative Expense on the *Consolidated Statements of Income*, with cash proceeds recognized as cash flow from operating activities. In some instances, we continued to service the transferred receivable after the factoring has occurred, but in most cases, we do not service any factored accounts. Any servicing of the trade receivable did not constitute significant continuing involvement or preclude the recognition of a sale. We do not carry any material servicing assets or liabilities. The cost of factoring such trade receivables was $1.9 million, and $15.1 million for the years ended September 30, 2024, and 2023, respectively. During the year ended September 30, 2024, the Company had discontinued the use of factoring arrangements and participation in early pay programs so there were no such costs realized during the year ended September 30, 2025.

Supplier Financing

The Company works with its suppliers to optimize the terms and conditions, which may include the extension of payment terms as part of its ongoing efforts to maximize working capital. The Company has an agreement with a third-party administrator to provide an accounts payable tracking system and facilitate a supplier financing program, which allows participating suppliers to monitor and voluntarily elect to sell the Company's payment obligations to a designated third-party financial institution. Participating suppliers can sell one or more of the payment obligations at their sole discretion, and the Company's rights and obligations to its suppliers are not impacted. The Company has no economic interest in a supplier's decision to enter into these agreements. The Company's rights and obligations to its suppliers, including amounts due and scheduled payment terms, are not impacted by suppliers' decisions to sell amounts under these arrangements. Outstanding payment obligations that were sold to a financial institution by participating suppliers continue to be recognized as Accounts Payable in the *Consolidated Statements of Financial Position*. The following table summarizes the activity in amounts owned to the financial institution for the years ended September 30, 2025 and 2024.

(in millions)	2025	2024
Outstanding payment obligations, beginning of period	$ 4.8	$ 17.9
Invoices confirmed during the period	42.5	45.7
Confirmed invoices paid during the period	(41.0)	(58.8)
Outstanding payment obligations, end of period	$ 6.3	$ 4.8

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 14 - EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

The Company has various defined benefit pension plans covering some of its employees. Plans generally provide benefits of stated amounts for each year of service. The Company funds its pension plans in accordance with the requirements of the defined benefit pension plans and, where applicable, in amounts sufficient to satisfy the minimum funding requirements of applicable laws. Additionally, in compliance with the Company's funding policy, annual contributions to defined benefit plans are equal to the actuarial recommendations or statutory requirements in the respective countries. The Company sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are covered by local law or coordinated with government-sponsored plans, which are not significant in the aggregate.

The following tables provide additional information on the defined benefit plans as of September 30, 2025 and 2024.

(in millions)	U.S. Plans		Non U.S. Plans	
	2025	2024	2025	2024
Changes in benefit obligation				
Benefit obligation, beginning of year	$ 54.0	$ 50.9	$ 112.7	$ 106.5
Service cost	0.4	0.7	0.8	0.7
Interest cost	2.4	2.8	4.4	5.0
Actuarial loss	(2.2)	4.4	(8.5)	8.0
Curtailments	—	—	—	(11.1)
Benefits paid	(4.5)	(4.8)	(4.4)	(4.5)
Foreign currency exchange rate changes	—	—	3.2	8.1
Benefit obligation, end of year	50.1	54.0	108.2	112.7
Changes in plan assets				
Fair value of plan assets, beginning of year	53.2	49.0	109.4	102.7
Actual return on plan assets	2.3	8.9	(0.1)	7.9
Employer contributions	0.1	0.1	2.7	6.4
Curtailments	—	—	—	(11.1)
Benefits paid	(4.5)	(4.8)	(4.4)	(4.5)
Foreign currency exchange rate changes	—	—	2.8	8.0
Fair value of plan assets, end of year	51.1	53.2	110.4	109.4
Funded Status	$ 1.0	$ (0.8)	$ 2.2	$ (3.3)
Amounts recognized in statement of financial position				
Deferred charges and other	$ 1.2	$ —	$ 13.0	$ 12.4
Other accrued expenses	—	0.1	—	—
Other long-term liabilities	0.2	0.7	10.8	15.7
Accumulated other comprehensive loss	4.5	7.7	24.8	29.5
Weighted average assumptions				
Discount rate	4.79%- 5.10%	4.39%- 4.74%	3.90% - 5.90%	3.40% - 5.10%
Rate of compensation increase	N/A	N/A	2.75%	2.75%

The following table summarizes the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for defined benefit plans with projected benefit obligations in excess of plan assets.

(in millions)	U.S. Plans		Non U.S. Plans	
	2025	2024	2025	2024
Projected benefit obligation	$ 0.3	$ 54.0	$ 66.8	$ 66.8
Accumulated benefit obligation	0.3	54.0	64.4	64.0
Fair value of plan assets	—	53.2	56.0	51.1

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in million)

NOTE 14 - EMPLOYEE BENEFIT PLANS (continued)

The following table contains the components of net periodic benefit cost from defined benefit plans for the years ended September 30, 2025, 2024 and 2023.

(in millions)	U.S. Plans			Non U.S. Plans		
	2025	2024	2023	2025	2024	2023
Service cost	$ 0.4	$ 0.7	$ 0.6	$ 0.8	$ 0.7	$ 0.8
Interest cost	2.4	2.8	2.8	4.4	5.0	4.6
Expected return on assets	(2.4)	(2.9)	(3.1)	(4.5)	(4.5)	(3.9)
Recognized net actuarial loss	1.1	—	—	0.9	0.9	0.8
Recognized net prior service cost	—	—	—	—	0.1	—
Net periodic benefit cost	$ 1.5	$ 0.6	$ 0.3	$ 1.6	$ 2.2	$ 2.3
Weighted average assumptions						
Discount rate	4.39% - 4.74%	5.56% - 5.72%	5.37%	3.40% - 5.10%	4.00% - 5.60%	3.70% - 5.20%
Expected return on plan assets	5.25%	5.50%	5.25%	2.54% - 4.80%	2.54% - 5.00%	2.54% - 5.58%
Rate of compensation increase	N/A	N/A	N/A	2.75%	2.75%	2.75%

The discount rate is used to calculate the projected benefit obligation. The discount rate used is based on the rate of return on government bonds as well as current market conditions of the respective countries where the plans are established. The expected return on plan assets is based on the expectation of the long-term average rate of return of the capital market in which the plans invest. The expected return reflects the target asset allocations and considers the historical returns earned for each asset category. The components of net periodic benefit cost other than the service cost component are recognized as Other Non-Operating Expense, Net on the *Consolidated Statements of Income*. See *Note 18 - Accumulated Other Comprehensive Income* for further detail on recognition of the net actuarial loss recognized in other comprehensive income attributable to defined benefit plans.

The following benefit payments are expected to be paid.

(in millions)	US Plans	Non US Plans
2026	$ 4.8	$ 5.1
2027	4.2	5.9
2028	4.1	6.4
2029	4.1	5.9
2030	4.0	6.9
2031-2035	18.9	33.5

NOTE 14 - EMPLOYEE BENEFIT PLANS (continued)

Plan Assets

The Company established formal investment policies for the assets associated with these plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Specific asset class targets are based on the results of periodic asset/liability studies. The investment policies permit variances from the targets within certain parameters. The plan assets currently do not include holdings of the Company's common stock.

Below is a summary allocation of defined benefit plan assets as of September 30, 2025 and 2024.

Asset Type	U.S. Plans		Non U.S. Plans	
	2025	2024	2025	2024
Cash	— %	— %	6 %	— %
Equity Securities	20 %	20 %	— %	— %
Fixed Income Securities	80 %	80 %	46 %	55 %
Other	— %	— %	48 %	45 %
Total	100 %	100 %	100 %	100 %

The fair value of defined benefit plan assets by asset category as of September 30, 2025 and 2024 are as follows.

(in millions)	2025				2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash & cash equivalents	$ 6.3	$ —	$ —	$ 6.3	$ 1.3	$ —	$ —	$ 1.3
Equity	4.2	3.4	—	7.6	3.5	4.4	—	7.9
Fixed income securities	31.8	6.6	—	38.4	33.3	7.1	—	40.4
Foreign equity	2.8	—	—	2.8	3.0	—	—	3.0
Foreign fixed income securities	—	51.3	—	51.3	—	60.5	—	60.5
Life insurance contracts	—	51.5	—	51.5	—	47.0	—	47.0
Other	—	3.6	—	3.6	—	2.5	—	2.5
Total plan assets	$ 45.1	$ 116.4	$ —	$ 161.5	$ 41.1	$ 121.5	$ —	$ 162.6

Defined Contribution Plans

The Company sponsored defined contribution plans in which eligible participants may defer a fixed amount or a percentage of their eligible compensation, subject to limitations, pursuant to Section 401(k) of the Internal Revenue Code. The Company made discretionary matching contributions of eligible compensation. The Company also sponsors defined contribution plans for eligible employees of certain foreign subsidiaries. Contributions are discretionary and evaluated annually. Aggregate contributions charged to operations, including discretionary amounts, for the years ended September 30, 2025, 2024 and 2023, were $8.4 million, $7.4 million, and $7.5 million, respectively.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 15 - INCOME TAXES

Income tax expense (benefit) was calculated based upon the following components of income (loss) from continuing operations before income taxes for the years ended September 30, 2025, 2024 and 2023.

(in millions)		2025		2024		2023
United States	$	(53.1)	$	8.0	$	(399.8)
Outside the United States		140.3		155.6		109.6
Income (loss) from operations before income taxes	$	87.2	$	163.6	$	(290.2)

The components of income tax expense (benefit) for the years ended September 30, 2025, 2024 and 2023 are as follows.

(in millions)		2025		2024		2023
Current tax expense						
U.S. Federal	$	10.9	$	27.4	$	81.8
Foreign		34.2		31.9		44.9
State and local		1.1		1.3		(0.4)
Total current tax expense		46.2		60.6		126.3
Deferred tax (benefit) expense						
U.S. Federal		(20.5)		6.2		(197.7)
Foreign		(26.4)		1.2		5.0
State and local		(12.3)		(3.7)		9.9
Total deferred tax (benefit) expense		(59.2)		3.7		(182.8)
Income tax (benefit) expense	$	(13.0)	$	64.3	$	(56.5)

The following reconciles the total income tax (benefit) expense, based on the U.S. Federal statutory income tax rate of 21% with the Company's recognized income tax (benefit) expense.

(in millions)		2025		2024		2023
U.S. Statutory federal income tax expense (benefit)	$	18.3	$	34.4	$	(60.9)
Permanent items		4.9		8.1		5.0
Goodwill impairment		—		—		2.8
Foreign statutory rate vs. U.S. statutory rate		(1.9)		(3.7)		(1.6)
State income taxes, net of federal effect		(4.5)		(3.2)		(14.5)
State and Foreign effective rate change		(6.4)		1.0		(4.0)
GILTI		0.6		5.0		2.1
Residual tax on foreign earnings		1.8		1.9		1.5
Change in valuation allowance		(13.2)		1.9		0.2
Unrecognized tax expense		4.1		7.3		3.8
Share based compensation adjustments		(0.8)		0.3		0.3
Research and development tax credits		(2.0)		(2.3)		(1.8)
Partnership outside basis adjustment		(9.5)		7.7		7.0
Return to provision adjustments		(3.8)		4.0		(0.9)
Other		(0.6)	$	1.9	$	4.5
Income tax (benefit) expense	$	(13.0)	$	64.3	$	(56.5)

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 15 - INCOME TAXES (continued)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 2025 and 2024 are as follows.

(in millions)		2025		2024
Deferred tax assets				
Employee benefits	$	22.2	$	27.4
Inventories and receivables		22.9		28.0
Marketing and promotional accruals		8.0		5.1
Property, plant and equipment		1.7		2.3
Unrealized losses		13.2		22.2
Intangibles		14.9		9.6
Operating lease liabilities		19.8		27.7
Net operating loss and credit carry forwards		347.6		322.2
Other		10.9		21.1
Total deferred tax assets		461.2		465.6
Deferred tax liabilities				
Property, plant and equipment		1.2		4.4
Unrealized gains		2.7		6.8
Intangibles		164.7		171.8
Operating lease assets		16.9		23.4
Investment in partnership		64.5		78.3
Taxes on unremitted foreign earnings		2.4		1.7
Other		15.1		13.7
Total deferred tax liabilities		267.5		300.1
Net deferred tax liabilities		193.7		165.5
Valuation allowance		(296.4)		(321.4)
Net deferred tax liabilities, net valuation allowance	$	(102.7)	$	(155.9)
Reported as:				
Deferred charges and other	$	33.9	$	14.9
Deferred taxes (noncurrent liability)		136.6		170.8

During the tax year ended September 30, 2025, the Company recognized a $13.0 million tax benefit related to reducing the outside basis deferred tax liability related to its U.S. partnership. The benefit resulted from the Company's adoption of a plan during Fiscal 2025 to restructure its US operations in Fiscal 2026 in a tax-free manner that reversed $13.0 million of the outside basis difference.

During Fiscal 2022, the Company became aware of ongoing legal challenges to the validity of the IRC Section 245A temporary regulations ("June 2019 Regulations") adopted by the Treasury Department in June of 2019. During the year ended September 30, 2022, the Company filed a protective amended U.S. income tax return consistent with the June 2019 Regulations being invalid. The Company has determined that this position is not more likely than not to be upheld and therefore has not recorded a tax benefit for this amended return and for the tax effects on each of its open Fiscal Years. Should the June 2019 Regulations ultimately be found invalid, the Company estimates that, as of September 30, 2025, it would recognize a tax benefit of approximately $56.6 million.

The Organization for Economic Co-operations and Development has introduced a framework to implement a global minimum corporate income tax of 15% referred to as "Pillar Two." Certain countries have adopted legislation to implement Pillar Two, and other countries are in the process of introducing legislation to implement Pillar Two. Many aspects of Pillar Two are effective for tax years beginning after January 1, 2024 with certain remaining aspects to be effective for tax years beginning January 1, 2025 or later. The impact of the Pillar Two legislation currently in effect for the Company's Fiscal 2025 does not have a material effect on the Fiscal 2025 tax provision.

On July 4, 2025, the One Big Beautiful Bill Act ("the Act") was enacted into law in the U.S. The Act includes numerous provisions related to corporate income taxes with various effective dates. While the Company is still evaluating the changes contained in the Act, it does not expect them to have a material effect on its ongoing effective tax rate.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 15 - INCOME TAXES (continued)

The Tax Reform Act of December 22, 2017, included a tax on deemed repatriated accumulated earnings of foreign subsidiaries. The Company's mandatory repatriation tax is payable over 8 years. The first payment was due January 2019. As of September 30, 2025, the remainder of the $5.5 million of the mandatory repatriation liability is due and payable in the next 12 months.

To the extent necessary, the Company intends to utilize free cash flow from foreign subsidiaries in order to support management's plans to voluntarily accelerate pay down of U.S. debt, fund distributions to shareholders, fund U.S. acquisitions and satisfy ongoing U.S. operational cash flow requirements. The Company annually estimates the available earnings, permanent reinvestment classification and the availability of and management's intent to use alternative mechanisms for repatriation for each jurisdiction in which the Company does business. Accordingly, the Company is providing residual U.S. and foreign deferred taxes on these earnings to the extent they cannot be repatriated in a tax-free manner.

As of September 30, 2025 and 2024, the Company provided $2.4 million and $1.7 million, respectively, of residual foreign taxes on undistributed foreign earnings.

As a result of the June 2019 Regulations and the deemed mandatory repatriation, the Company does not have significant prior year untaxed, undistributed earnings from its foreign operations at September 30, 2025. There were $500.6 million of the Company's undistributed earnings taxed in the U.S. as a result of the mandatory deemed repatriation that was part of the Tax Reform Act, and the remaining earnings were taxed as a result of the June 2019 Regulations. The Company recorded GILTI inclusions for the tax year ended September 30, 2025 of $2.8 million. The Company estimates it generated untaxed, undistributed foreign earnings due to high-tax exceptions to GILTI inclusions under the Tax Reform Act for the year ended September 30, 2025 of $49.8 million and has cumulative untaxed, undistributed foreign earnings due to high-tax exceptions as of September 30, 2025 of $229.9 million.

As of September 30, 2025, the Company has U.S. federal net operating carryforwards ("NOLs") of $601.8 million with a federal tax benefit of $126.4 million and tax benefits related to state NOLs of $44.1 million. Certain of the U.S. federal and state NOLs have indefinite carryforward periods while certain state NOLs expire through years ending in 2045. As of September 30, 2025, the Company has foreign NOLs of $515.1 million and tax benefits of $124.2 million, which will expire beginning in the Company's fiscal year ending September 30, 2026. Certain of the foreign NOLs have indefinite carryforward periods.

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability of the Company to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions.

During the year ended September 30, 2025, the Company initiated refinancing of certain intercompany loans, which will allow the Company to utilize certain Luxembourg NOLs that previously had a full valuation allowance. The Company recorded a tax benefit of $16.0 million due to the release of the valuation allowance against these NOLs in the year ended September 30, 2025.

The Company has had multiple changes of ownership, as defined under Section 382 of the Internal Revenue Code of 1986, as amended, that subject the Company's U.S. federal and state NOLs and other tax attributes to certain limitations. The annual limitation is based on a number of factors including the value of the Company's stock (as defined for tax purposes) on the date of the ownership change, its net unrealized gain position on that date, the occurrence of realized gains in years subsequent to the ownership change and the effects of subsequent ownership changes (as defined for tax purposes), if any. Due to these limitations, the Company estimates, as of September 30, 2025, that $521.0 million of the total U.S. federal NOLs with a federal tax benefit of $109.4 million and $13.8 million of the tax benefit related to state NOLs will expire unused even if the Company generates sufficient income to otherwise use all of its NOLs. The Company also projects, as of September 30, 2025, that $98.1 million of tax benefits related to foreign NOLs will not be used. The Company has provided a full valuation allowance against these deferred tax assets.

As of September 30, 2025, the valuation allowance is $296.4 million, of which $193.4 million is related to U.S. net deferred tax assets and $103.0 million is related to foreign net deferred tax assets. As of September 30, 2024, the valuation allowance was $321.4 million, of which $203.6 million was related to U.S. net deferred tax assets and 117.8 is related to foreign net deferred tax assets. As of September 30, 2023, the valuation allowance was $333.4 million, of which $244.7 million is related to U.S. net deferred tax assets and $88.7 million is related to foreign net deferred tax assets. During the year ended September 30, 2025, the Company decreased its valuation allowance for deferred tax assets by $25.0 million of which $10.2 million is related to the decrease in valuation allowance against U.S. net deferred tax assets and $14.8 million related to the decrease in the valuation allowance against foreign net deferred tax assets. During the year ended September 30, 2024, the Company decreased its valuation allowance for deferred tax assets by $12.0 million, of which $41.1 million was related to the decrease in valuation allowance against U.S. net deferred tax assets and $29.1 million related to the increase in the valuation allowance against foreign net deferred tax assets.

During the year ended September 30, 2025, $40.2 million of U.S. federal NOLs with a tax benefit of $8.4 million expired unused. The expiring NOLs had a full valuation allowance recorded.

As of September 30, 2025, the Company has recorded $40.9 million of valuation allowance against its U.S. state net operating losses.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 15 - INCOME TAXES (continued)

The total amount of unrecognized tax benefits at September 30, 2025 and 2024 are $186.3 million and $190.2 million, respectively. If recognized in the future, $112.5 million of the unrecognized tax benefits as of September 30, 2025 will impact the effective tax rate. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2025, and 2024 the Company had $22.0 million and $9.8 million of accrued interest and penalties related to uncertain tax positions. The impact on income tax expense related to interest and penalties for the year ended September 30, 2025 was a net increase of $12.2 million, a net increase of $8.1 million for the year ended September 30, 2024, and a net increase of $0.3 million for the year ended September 30, 2023. The following table summarizes the changes to the amount of unrecognized tax benefits for the years ended September 30, 2025, 2024 and 2023:

(in millions)		2025		2024		2023
Unrecognized tax benefits, beginning of year	$	190.2	$	121.1	$	100.9
Gross increase – tax positions in prior period		3.2		77.5		21.5
Gross decrease – tax positions in prior period		(6.7)		(9.2)		(34.4)
Gross increase – tax positions in current period		1.4		1.7		33.4
Settlements		—		(0.6)		—
Lapse of statutes of limitations		(1.8)		(0.3)		(0.3)
Unrecognized tax benefits, end of year	$	186.3	$	190.2	$	121.1

 For the year ended September 30, 2025, the Company recorded a decrease to the June 2019 Regulations position of $2.6 million for the impact of Fiscal 2025 on the position. For the year ended September 30, 2024, the Company recorded a decrease to the June 2019 Regulations position of $2.3 million for the impact of Fiscal 2024 on the position. In addition, during the year ended September 30, 2024, the Company recorded an increase to the June 2019 regulations position of $17.9 million for the adjustments related to the Fiscal 2023 U.S. federal tax return filed during Fiscal 2024. For the year ended September 30, 2023, the Company recorded a decrease to the June 2019 Regulations position of $33.0 million, which is included in the $34.4 million decrease for unrecognized tax positions in prior periods, and represents the impact of Fiscal 2023 activity on the position. The Company also recorded $27.3 million during the year ended September 30, 2023 for uncertain tax positions related to the state tax on the sale of HHI, which was increased by an additional $50.1 million during the year ended September 30, 2024 for the Fiscal 2023 state tax returns filed during Fiscal 2024.

The Company files income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions and is subject to ongoing examination by the various taxing authorities. The Company's major taxing jurisdictions are the U.S., United Kingdom and Germany. In the U.S., federal tax filings for years prior to and including the Company's fiscal year ended September 30, 2017 are closed. However, the federal NOLs from the Company's fiscal years ended September 30, 2012 through December 31, 2015 are subject to Internal Revenue Service examination until the year that such net operating loss carryforwards are utilized, and those years are closed for audit. In addition, certain losses from 2002 to 2010 of entities acquired by the Company were able to be used in Fiscal 2019 and are subject to Internal Revenue Service examination until Fiscal 2019 is closed to audit. Fiscal years 2018, 2019, and 2021 are currently under examination and remain open. Filings in various U.S. state and local jurisdictions are also subject to audit and to date no significant audit matters have arisen. As of September 30, 2025, certain of the Company's legal entities are undergoing income tax audits. The Company cannot predict the ultimate outcome of the examinations; however, it is reasonably possible that during the next twelve months some portion of previously unrecognized tax benefits could be recognized.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in million)

NOTE 16 - SHAREHOLDERS' EQUITY

The Company has a share repurchase program that is executed through purchases made from time to time either in the open market or otherwise. On May 20, 2024, the Company announced a new $500 million common stock repurchase program authorized by its Board of Directors, replacing the Company's previously approved share repurchase program of $1.0 billion. Purchases under the program may be made in the open market or in privately negotiated transactions from time to time at management's discretion. The repurchase program may be suspended or discontinued at any time. The following summarizes the activity of common stock repurchases under the program for the years ended September 30, 2025, 2024 and 2023, excluding the recognition of excise tax on annual net share repurchases, included as a component of Treasury Stock on the *Consolidated Statements of Financial Position.*

(in millions, except per share data)	2025			2024			2023		
	Number of Shares Repurchased	Average Price Per Share	Amount	Number of Shares Repurchased	Average Price Per Share	Amount	Number of Shares Repurchased	Average Price Per Share	Amount
Open market purchases	4.4	$ 74.52	$ 326.4	5.6	$ 77.48	$ 432.7	0.4	$ 81.60	$ 34.7
Private purchases	—	—	—	0.5	93.74	50.0	—	—	—
ASR Agreement	—	—	—	1.3	65.84	83.2	5.3	74.86	400.0
Total purchases	4.4	74.52	$ 326.4	7.4	76.66	$ 565.9	5.7	75.36	$ 434.7

During the year ended September 30, 2025, the Company entered into a $150 million rule 10b5-1 repurchase plan in December 2024 to facilitate daily market share repurchases which reached its cap and was terminated in February 2025 with a total of 1.8 million shares. In March 2025, the Company entered into a rule 10b5-1 repurchase plan for $50 million to facilitate daily market share repurchases which reached its cap and was terminated in June 2025 with a total of 0.8 million shares. In June 2025, the Company entered into a rule 10b5-1 plan for $50 million to facilitate daily market share repurchases through February 13, 2026, until the cap is reached or until the plan is terminated, which was subsequently amended in September 2025 to increase the cap to $100 million. As of September 30, 2025, there has been 0.8 million shares repurchased for $45.3 million pursuant to the current 10b-1 repurchase plan. Repurchase activity subject to 10b5-1 plans are recognized as open market purchases above.

During the year ended September 30, 2024, the Company entered into a $200 million rule 10b5-1 repurchase plan in December 2023 to facilitate daily market share repurchases through November 15, 2024, until the cap is reached or until the plan is terminated. This plan was terminated in May 2024 with a total of 1.9 million shares for $153.6 million, reflected in open market purchases above. In May 2024, the Company purchased $50.0 million of common stock concurrent with the pricing of the offering of the Exchangeable Notes in privately negotiated transactions effected through one of the initial purchasers and/or its affiliates, at market price, reflected as open market purchases above.

During the year ended September 30, 2023, the Company entered into an accelerated share repurchase agreement (the "ASR Agreement") on June 20, 2023, with a third-party financial institution to repurchase an aggregate of $500 million of the Company's common stock, par value $0.01 per share. The Company funded the share repurchases under the ASR Agreement with cash on-hand following the closing of the sale of the Company's HHI segment. Pursuant to the agreement, the Company paid $500.0 million to the financial institution at inception of the agreement and took delivery of 5.3 million shares, which represented 80% of the total shares the company expected to receive based on the market price at the time of the initial delivery. The transaction was accounted for as an equity transaction. The fair value of the initial shares received of $400.0 million were recorded as a treasury stock transaction, with the remainder of $100.0 million recorded as a reduction of Additional Paid-In Capital ("APIC") during the year ended September 30, 2023. Upon initial receipt of the shares, there was an immediate reduction in the weighted average common shares calculation for basic and diluted earnings per share. Upon settlement of the ASR Agreement effective November 16, 2023, the financial institution delivered additional shares of 1.3 million, based on the volume weighted average price per share of our common stock over the term of the agreement, less a negotiated discount, and recognized a non-cash treasury share repurchase from APIC of $83.2 million during the year ended September 30, 2024, based upon the market value of the Company's stock at the time of settlement.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 17 - SHARE BASED COMPENSATION

Equity based incentive and performance compensation awards provided to employees, directors, officers and consultants, including the restricted stock units and stock options further discussed below, were issued pursuant to the Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Awards Plan as approved and amended by the stockholders, and the Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan, as approved by the stockholders. The following is a summary of the authorized and available shares per the respective plans:

(number of shares, in millions)	Authorized	Available
Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Awards Plan	$ 7.1	$ 0.3
Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan	2.6	1.7

Compensation costs for share-based payment arrangements are recognized as Selling, General and Administrative Expense on the *Consolidated Statements of Income*. The following is a summary of the share based compensation expense for the years ended September 30, 2025, 2024 and 2023:

(in millions)	2025	2024	2023
Share based compensation expense	$ 20.5	$ 17.5	$ 17.2

Restricted Stock Units ("RSUs")

The Company recognizes share based compensation expense from the issuance of RSUs, primarily under its Long-Term Incentive Plan ("LTIP"). RSUs granted under the LTIP include a combination of time-based grants and performance-based grants. Compensation cost is based on the fair value of the awards, as determined by the market price of the Company's shares of common stock on the designated grant date and recognized on a straight-line basis over the requisite service period of the awards. Time-based RSUs provide for either a three year cliff vesting or graded vesting depending upon the vesting conditions and forfeitures provided by the grant. Performance-based RSUs are dependent upon achieving specified cumulative financial metrics (adjusted EBITDA, return on adjusted equity, and/or adjusted free cash flow) by the end of the three year vesting period. The actual number of shares that will ultimately vest for the performance-based RSUs is dependent on the level of achievement of the specified performance conditions upon completion of the designated performance period. The Company assessed the probability of achievement of the performance conditions and recognized expense for the awards based on the probable achievement of such metrics. Additionally, the Company regularly issues individual RSU awards under its equity plan to its Board members and individual employees for recognition, incentive, or retention purposes, when needed, which are primarily conditional upon time-based service conditions, valued based on the fair value of the awards as determined by the market price of the Company's share of common stock on the designated grant price date and recognized as a component of share-based compensation on a straight-line basis over the requisite service period of the award. RSUs are subject to forfeiture if employment terminates prior to vesting with forfeitures recognized as they occur. RSUs have dividend equivalents credited to the recipient and are paid only to the extent the RSU vests and the related stock is issued. RSUs are exercised upon completion of the vesting conditions. Shares issued upon exercise of RSUs are sourced from treasury shares when available.

The Company regularly issues annual RSU grants under its LTIP during the first quarter of the fiscal year. The following is a summary of the RSUs granted during the fiscal year ended September 30, 2025:

(in millions, except per share data)	Units	Weighted Average Grant Date Fair Value	Fair Value at Grant Date
Time-based grants			
Vesting in less than 12 months	0.04	$ 86.28	$ 3.4
Vesting in more than 12 months	0.11	79.02	8.5
Total time-based grants	0.15	80.95	11.9
Performance-based grants	0.18	86.16	15.7
Total grants	0.33	$ 83.84	$ 27.6

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 17 - SHARE BASED COMPENSATION (continued)

The following is a summary of RSU activity for the years ended September 30, 2025, 2024 and 2023:

(in millions, except per share data)	Units	Weighted Average Grant Date Fair Value	Fair Value at Grant Date
Outstanding and nonvested as of September 30, 2022	1.01	$ 77.22	$ 78.3
Granted	0.55	52.22	28.6
Forfeited	(0.21)	71.99	(15.0)
Vested and exercised	(0.46)	70.98	(32.7)
Outstanding and nonvested as of September 30, 2023	0.89	66.29	59.2
Granted	0.48	67.81	32.5
Forfeited	(0.18)	70.71	(12.6)
Vested and exercised	(0.21)	67.73	(14.0)
Outstanding and nonvested as of September 30, 2024	0.98	65.93	65.1
Granted	0.33	83.84	27.6
Forfeited	(0.24)	84.47	(20.5)
Vested	(0.13)	72.82	(9.7)
Outstanding and nonvested as of September 30, 2025	0.94	$ 66.46	$ 62.5

As of September 30, 2025, the remaining unrecognized pre-tax compensation cost associated with outstanding RSUs is 27.4 million that would expect to be recognized over a weighted average period of 1.6 years, contingent upon realization of performance goals for performance based grants. If performance goals are not met, compensation cost may be not recognized, and previously recognized compensation cost would be reversed.

Stock Options

All stock options awards are fully vested and exercisable. The Company does not regularly grant new stock option awards and there were no awards granted during the years ended September 30, 2025, 2024 and 2023. Shares issued upon exercise of stock option awards are sourced from treasury shares when available. The following is a summary of outstanding stock option awards during the years ended September 30, 2025, 2024, and 2023:

(in millions, except per share data)	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Vested and exercisable at September 30, 2022	$ 0.16	$ 82.36	$ 5.32
Vested and exercisable at September 30, 2023	0.16	82.36	5.32
Forfeited	(0.07)	72.92	4.91
Exercised	(0.03)	82.85	5.25
Vested and exercisable at September 30, 2024	0.06	93.96	5.86
Exercised	(0.01)	83.46	5.22
Vested and exercisable at September 30, 2025	$ 0.05	$ 95.32	$ 5.95

The intrinsic value of share options exercised during the year ended September 30, 2025 and September 30, 2024, was $0.1 million and $0.4 million, which were settled through a net-share settlement where the shares delivered having an aggregate fair value equal to the intrinsic value of the share option at exercise, and no cash was received upon exercise. No options were exercised during the year ended September 30, 2023. As of September 30, 2025, there was no aggregate intrinsic value of outstanding and exercisable options, with the remaining contractual term of 1.1 years.

NOTE 18 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in the components of accumulated other comprehensive income (loss), net of taxes, was as follows:

(in millions)	Foreign Currency Translation	Derivative Instruments	Defined Benefit Pension	Total
Balance as of September 30, 2022	$ (285.9)	$ 16.8	$ (34.0)	$ (303.1)
Other comprehensive income (loss) before reclassification	37.3	(35.3)	(0.8)	1.2
Net reclassification for loss to income from continuing operations	—	12.2	0.8	13.0
Net reclassification for loss (gain) to income from discontinued operations	—	2.3	(0.1)	2.2
Other comprehensive income (loss) before tax	37.3	(20.8)	(0.1)	16.4
Deferred tax effect	7.0	5.4	(0.1)	12.3
Other comprehensive income (loss), net of tax	44.3	(15.4)	(0.2)	28.7
Deconsolidation of discontinued operations	26.6	—	(0.5)	26.1
Net change to determine comprehensive income for the period	70.9	(15.4)	(0.7)	54.8
Less: other comprehensive income from continuing operations attributable to non-controlling interest	0.3	—	—	0.3
Less: deconsolidation of discontinued operations	0.8	—	—	0.8
Other comprehensive income (loss) attributable to controlling interest	69.8	(15.4)	(0.7)	53.7
Balance as of September 30, 2023	(216.1)	1.4	(34.7)	(249.4)
Other comprehensive income (loss) before reclassification	49.6	(20.0)	(5.3)	24.3
Net reclassification for loss to income from continuing operations	2.4	15.2	1.0	18.6
Other comprehensive income (loss) before tax	52.0	(4.8)	(4.3)	42.9
Deferred tax effect	0.1	1.2	1.3	2.6
Other comprehensive income (loss), net of tax	52.1	(3.6)	(3.0)	45.5
Less: other comprehensive loss from continuing operations attributable to non-controlling interest	0.1	—	—	0.1
Other comprehensive income (loss) attributable to controlling interest	52.0	(3.6)	(3.0)	45.4
Balance as of September 30, 2024	(164.1)	(2.2)	(37.7)	(204.0)
Other comprehensive income (loss) before reclassification	18.6	(4.3)	5.7	20.0
Net reclassification for loss to income from continuing operations	1.0	7.9	2.0	10.9
Other comprehensive income before tax	19.6	3.6	7.7	30.9
Deferred tax effect	4.7	(0.8)	(2.2)	1.7
Other comprehensive income, net of tax	24.3	2.8	5.5	32.6
Less: deconsolidation from sale of subsidiary attributable to non-controlling interest	0.5	—	—	0.5
Other comprehensive income attributable to controlling interest	23.8	2.8	5.5	32.1
Balance as of September 30, 2025	$ (140.3)	$ 0.6	$ (32.2)	$ (171.9)

The following table presents reclassifications of the gain (loss) on the *Consolidated Statements of Income* from AOCI for the periods indicated:

(in millions)	2025			2024			2023	
	Foreign Currency Translation	Derivative Instruments	Defined Benefit Pension	Foreign Currency Translation	Defined Benefit Pension	Derivative Instruments	Defined Benefit Pension	Derivative Instruments
Net sales	$ —	$ 0.1	$ —	$ —	$ —	$ 0.3	$ —	$ 0.2
Cost of goods sold	—	(8.0)	—	—	—	(15.5)	—	(12.4)
Other non-operating expense, net	(1.0)	—	(2.0)	(2.4)	(1.0)	—	(0.8)	—
Income from discontinued operations, net of tax	—	—	—	—	—	—	0.1	(2.3)

See *Note 11 - Derivatives* for further detail on the Company's hedging activity. See *Note 14 - Employee Benefit Plans* for further detail over the Company's defined benefit plans.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 19 - COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various litigation matters generally arising out of the ordinary course of business. Based on information currently available, the Company does not believe that any additional liability in excess of the amounts currently disclosed below or additional matters or proceedings presently pending, or the legal sufficiency of insurance claims or the solvency of insurance carriers, where applicable, will have a material adverse effect on the consolidated financial condition, results of operations, liquidity or cash flows.

Environmental Liabilities. The Company has realized commitments attributable to environmental remediation activities primarily associated with former manufacturing sites of the HPC business. In coordination with local and federal regulatory agencies, we have conducted testing on certain sites which have resulted in the identification of contamination that has been attributed to historic activities at the properties, resulting in the realization of incremental costs to be assumed by the Company towards the remediation of these properties and the recognition of an environmental remediation liability. We have not conducted invasive testing at all sites and locations and have identified an environmental remediation liability to the extent such remediation requirements have been identified and are considered estimable. The following is a summary of the environment remediation liability as of September 30, 2025 and 2024:

(in millions)	2025	2024
Environmental remediation liability	$ 5.4	$ 4.5
Reported as:		
Other current liabilities	1.8	0.8
Other long-term liabilities	3.5	3.7

The Company's environmental remediation liabilities are measured at the expected value of future cash outflows discounted to their present value using a discount rate of 5%. Based on current estimates, the expected payments for environmental remediation for the next five years and thereafter at September 30, 2025, are as follows:

(in millions)	Amount
2026	$ 2.0
2027	2.5
2028	0.2
2029	0.3
2030	0.4
Thereafter	1.3
Total payments	6.7
Amount representing interest	1.3
Total environmental obligation	$ 5.4

Product Liability. The Company may be named as a defendant in lawsuits involving product liability claims and maintains a liability in the amount of management's estimate for aggregate exposure for such liability based upon probable loss from loss reports, individual cases, and losses incurred but not reported, including projected costs for legal support and expected coverage provided by insurance or other indemnities. As of September 30, 2025, and 2024, the Company recognized $2.0 million and $2.2 million in product liability, respectively, included in Other Current Liabilities on the *Consolidated Statements of Financial Position.*

HPC Product Safety Recalls. The Company and its HPC segment had initiated voluntary product safety recalls in collaboration with the U.S. Consumer Product Safety Commission ("CPSC") for specific products and has assessed the costs for anticipated returns, inventory loss, and other costs to facilitate the recall such as refunds, rework and destruction of affected products, as needed, and evaluated the probability of redemption. As of September 30, 2025 and 2024, the Company has recognized $3.9 million and $6.1 million in Other Current Liabilities on the *Consolidated Statements of Financial Position* associated with the estimated costs for the recalls. For certain products affected by the recall, the Company has contractual indemnification provisions with third parties and as of September 30, 2025 and 2024, the Company has recognized $7.6 million and $8.1 million in Other Receivables, respectively, on the *Consolidated Statements of Financial Position* related to such indemnifications.

Tristar Business Acquisition Litigation. On February 28, 2022, the Company acquired all of the membership interests of HPC Brands, LLC, which consisted of the home appliances and cookware business of Tristar Products, Inc. (the "Tristar Business") pursuant to a Membership Interest Purchase agreement dated February 3, 2022 (the "Acquisition Agreement"). Following the purchase of the Tristar Business in February 2022, the Company and its HPC segment were detrimentally impacted by aspects of the acquired business' operations and products, which negatively impacted subsequent operating performance and partner relationships of the acquired brands and segment. Since the acquisition, the acquired business realized, among other things, significant distribution challenges, increased levels of retail inventory, reduced sales, increased promotional spending and deductions, higher level of product returns, and overall increased amount of costs. Additionally, the segment had realized losses attributable to recalls for products associated with the acquired brands, increased risks over the realizability of receivables and inventory, and recognized an impairment on assets including the acquired goodwill and the PowerXL® tradename intangible assets and disposed of certain inventory and products associated with the acquired brands. During the year ended September 30, 2023, the Company submitted a claim under its representation and warranty insurance policies, seeking coverage for certain losses resulting from breaches of representations and warranties in the Acquisition Agreement. During the year ended September 30, 2024, the Company recognized a gain of $65.0 million attributable to insurance proceeds received from its representation and warranty insurance policies. The Company continues to be actively engaged in various litigation matters associated with the Tristar Business acquisition and incurs costs to facilitate such litigation matters. As part of these various litigation matters, the HPC segment and the Company are seeking recovery for losses and other damage incurred in connection with the product recalls and separately for alleged fraud committed by sellers of the Tristar Business and other persons in connection with the sale of the Tristar Business to the Company, and in each case other damages and losses incurred by the HPC segment, the Company and the acquired business. While the Company continues to pursue such actions, there can be no guarantees and assurances that recoveries associated with the litigation matters can be realized and recovered. As of September 30, 2025, the Company believes it has assessed appropriate risks and recognized applicable losses and reserves reflecting the net assets of the Company and its HPC segment.

SPECTRUM BRANDS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 20 - SEGMENT INFORMATION

The Company is a diversified global branded consumer products company managed through three product-focused reporting segments: (i) GPC, which consists of the Company's global pet care business; (ii) H&G, which consists of the Company's home and garden, insect control and cleaning products business and (iii) HPC, which consists of the Company's global small kitchen and personal care appliances business. The Company identifies its segments as those operations whose results the Chief Operating Decision Maker ("CODM"), recognized as the Company's Chief Executive Officer, regularly reviews for making operating decisions, allocating capital and resources amongst the operations, and assessing performance as the source of its reportable segments. Global strategic initiatives and financial objectives for each reportable segment are determined at the corporate level. Each segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a president responsible for the sales and marketing initiatives and financial results for product lines within the segment. See *Note 1 - Description of Business* for further discussion.

The CODM of the Company uses Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) as the primary operating metric in evaluating the business and making operating decisions. EBITDA is calculated by excluding the Company's income tax expense, interest expense, depreciation expense and amortization expense (from intangible assets) from net income from continuing operations. Adjusted EBITDA also excludes certain non-cash adjustments including share based compensation (see *Note 17 - Share Based Compensation* for further detail); impairment charges on property, plant and equipment, operating and finance lease assets, and goodwill and other intangible assets (See *Note 7 - Property, Plant and Equipment, Note 10 - Leases, and Note 8 - Goodwill and Intangible Assets* and for further detail, respectively); gain or loss from the early extinguishment of debt (See *Note 9 - Debt* for further detail); and purchase accounting adjustments recognized in income subsequent to an acquisition attributable to the step in value on assets acquired. Additionally, the Company will further recognize adjustments from Adjusted EBITDA for other costs, gains and losses that are considered significant, non-recurring, or otherwise not supporting the continuing operations and revenue generating activity of the segment or Company, including but not limited to, exit and disposal activities (See *Note 4 - Exit and Disposal Activities* for further detail), or incremental costs associated with strategic transactions, restructuring and optimization initiatives such as the acquisition or divestiture of a business, related integration or separation costs, or the development and implementation of strategies to optimize or restructure the Company and its operations.

Segment net sales consists of revenue generated by contracts with external customers for the sale of products and services. The Company does not have any significant or material intrasegment revenues. See *Note 5 - Revenue Recognition and Receivables* for further breakdown of revenue by segment.

The segments are supported through center-led corporate shared service operations which are enabling functions to the segments consisting of finance and accounting, information technology, legal and human resource, supply chain and commercial operations. Costs attributable to such shared service operations are allocated to the segments based upon various metrics which are considered representative to the use and support provided by such enabling functions to each of the segments. From time to time, the Company may revise the measurement of overhead allocations and presentation of significant expenses, as determined by the information regularly reviewed by its CODM.

The Company has not included the results from discontinued operations within the following segment reporting when the discontinued operations were previously reported as a segment in any prior period. Indirect costs from shared enabling functions supporting discontinued operations during the fiscal periods of the Company's ownership of the divested segment, prior to the completion of the divestiture, are excluded from the reporting of income (loss) from discontinued operations and included within the income (loss) for continuing operations as they are not direct costs of the disposal group. The indirect costs are considered unallocated shared service costs and not allocated across the remaining segments of the Company during the respective periods. See *Note 3 - Divestitures* for further discussion.

The Company also incurs costs attributable to corporate functions such as tax, treasury, internal audit, corporate finance, legal and corporate executive and board related governance costs, which are considered corporate costs of the Company and not allocated to the segments. Interest costs attributable to external borrowings, including finance leases, are not recognized or allocated to segments. Interest income is generally not recognized or allocated to segments.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 20 - SEGMENT INFORMATION (continued)

Financial information for the Company's segments, including net sales, significant expenses and reconciliation of Segment Adjusted EBITDA to Income from Continuing Operations Before Income Taxes for the years ended September 30, 2025, 2024, and 2023 are as follows:

(in millions)	2025				2024				2023			
	GPC	H&G	HPC	Total	GPC	H&G	HPC	Total	GPC	H&G	HPC	Total
Net sales	$ 1,082.5	$ 572.8	$ 1,153.7	$ 2,809.0	$ 1,151.5	$ 578.6	$ 1,233.8	$ 2,963.9	$ 1,139.0	$ 536.5	$ 1,243.3	$ 2,918.8
Cost of goods sold	655.5	341.0	780.6	1,777.1	690.8	345.6	812.2	1,848.6	729.9	348.9	877.0	1,955.8
Selling, general & administrative	265.4	159.5	332.8	757.7	280.1	161.6	367.4	809.1	255.4	133.9	342.4	731.7
Other non-operating expense, net	1.2	—	3.7	4.9	1.2	—	0.3	1.5	0.5	—	1.2	1.7
Addback: Depreciation & amortization	34.7	19.2	20.1	74.0	36.7	19.4	21.4	77.5	37.4	18.8	20.4	76.6
Segment Adjusted EBITDA	$ 195.1	$ 91.5	$ 56.7	343.3	$ 216.1	$ 90.8	$ 75.3	382.2	$ 190.6	$ 72.5	$ 43.1	$ 306.2
Interest expense				30.0				58.5				116.1
Depreciation				56.4				57.3				48.9
Amortization				41.6				44.5				42.3
Corporate costs				58.3				66.1				41.1
Unallocated shared service costs				—				—				18.0
Interest income[1]				(4.2)				(55.7)				(37.9)
Share-based compensation				20.5				17.5				17.2
Non-cash impairment charges				24.4				50.3				242.6
Non-cash purchase accounting adjustments				—				1.2				1.9
(Gain) loss from early extinguishment of debt				—				(2.6)				3.0
Exit and disposal costs				8.8				1.0				9.3
HHI separation costs[2]				1.5				3.9				8.4
HPC separation initiatives[2]				0.9				13.4				4.2
Global ERP transformation[2]				9.2				15.0				11.4
Tristar Business integration[2]				—				—				11.5
HPC product recall[3]				—				6.9				7.7
Gain from remeasurement of contingent consideration liability[4]				—				—				(1.5)
Representation and warranty insurance proceeds[5]				—				(65.0)				—
Litigation charges[6]				3.5				2.9				3.0
HPC product disposal[7]				—				—				20.6
Other[8]				5.2				3.4				28.6
Income (loss) from continuing operations before income taxes				$ 87.2				$ 163.6				$ (290.2)

---

[1] Interest income is primarily associated with the corporate investment of cash proceeds from the HHI separation in June 2023.

[2] Incremental costs associated with strategic transactions, restructuring and optimization initiatives, including, but not limited to, the acquisition or divestiture of a business, related integration or separation costs, or the development and implementation of strategies to optimize or restructure operations.

[3] Incremental net costs from product recalls in the HPC segment. See *Note 19 - Commitment and Contingencies* for further detail.

[4] Non-cash gain from the remeasurement of a contingent consideration liability associated with the Tristar Business.

[5] Gain from the receipt of insurance proceeds on representation and warranty policies associated with the Tristar Business acquisition. See *Note 19 Commitment and Contingencies* for further detail.

[6] Litigation costs primarily associated with the Tristar Business acquisition. See *Note 19 - Commitment and Contingencies* for further detail.

[7] Non-cash write-off from the incremental disposition of certain HPC inventory primarily associated with acquired brand from the Tristar Business acquisition.

[8] Other is attributable to (1) other project costs primarily associated with distribution center transitions; (2) key executive severance and other one-time compensatory costs; (3) loss from the sale and deconsolidation of a Romania joint venture subsidiary during the year ended September 30, 2025, and the liquidation and deconsolidation of a Russia operating subsidiary during the year ended September 30, 2024; and (4) the impact from the early settlement of foreign currency cash flow hedges during September 30, 2023.

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 20 - SEGMENT INFORMATION (continued)

Depreciation and amortization relating to the segments are as follows for the years ended September 30, 2025, 2024 and 2023:

(in millions)		2025		2024		2023
GPC	$	34.7	$	36.7	$	37.4
H&G		19.2		19.4		18.8
HPC		20.1		21.4		20.4
Total segments		74.0		77.5		76.6
Corporate and shared operations		24.0		24.3		14.6
Total depreciation and amortization	$	98.0	$	101.8	$	91.2

Segment assets consist of Inventories, net. The following is a summary of segment assets and a reconciliation of segment assets to total assets of the Company were as follows as of September 30, 2025 and 2024:

Segment assets (in millions)		2025		2024
GPC	$	161.4	$	159.4
H&G		92.2		85.6
HPC		192.5		217.1
Total segment assets		446.1		462.1
Other current assets		738.1		1,116.5
Non-current assets		2,195.4		2,263.7
Total assets	$	3,379.6	$	3,842.3

Geographic Financial Information

Net sales geographic regions (based upon destination) for the years ended September 30, 2025, 2024 and 2023 are as follows:

Net sales to external parties - Geographic Disclosure (in millions)		2025		2024		2023
United States	$	1,568.5	$	1,715.8	$	1,722.4
Europe/MEA		881.5		885.2		830.7
Latin America		213.0		211.8		206.8
Asia-Pacific		92.9		99.4		106.6
North America - Other		53.1		51.7		52.3
Net sales	$	2,809.0	$	2,963.9	$	2,918.8

Long-lived asset information, consisting of Property Plant and Equipment, Net, and Operating Lease Assets, as of September 30, 2025 and 2024 by geographic area are as follows:

Long-lived assets - Geographic Disclosure (in millions)		2025		2024
United States	$	270.9	$	285.7
Europe/MEA		49.2		73.0
Latin America		2.1		2.4
North America - Other		4.7		1.3
Asia-Pacific		1.6		6.1
Total long-lived assets	$	328.5	$	368.5

95

SPECTRUM BRANDS HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions)

NOTE 21 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income attributable to controlling interest by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated using its weighted-average outstanding common shares including the dilutive effect of share-based awards, based upon the treasury stock method, and the Exchangeable Notes, as determined under the net share settlement method. Performance based restricted stock units are excluded if the performance targets upon which the issuance of the shares is contingent have not been achieved and the respective performance period has not been completed as of the end of the current period. From the time of the issuance of the Exchangeable Notes, the average market price of the Company's common shares has been less than the initial conversion price, and consequently no shares have been included in diluted earnings per share for the conversion value of the Exchangeable Notes. The reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation and the anti-dilutive shares for the years ended September 30, 2025, 2024 and 2023, are as follows:

(in millions, except per share amounts)		2025		2024		2023
Numerator						
Net income (loss) from continuing operations attributable to controlling interest	$	99.7	$	99.3	$	(233.8)
Income from discontinued operations attributable to controlling interest		0.2		25.5		2,035.3
Net income attributable to controlling interest	$	99.9	$	124.8	$	1,801.5
Denominator						
Weighted average shares outstanding - basic		25.7		30.3		39.5
Dilutive shares		0.2		0.2		—
Weighted average shares outstanding - diluted		25.9		30.5		39.5
Earnings per share						
Basic earnings per share from continuing operations	$	3.88	$	3.28	$	(5.92)
Basic earnings per share from discontinued operations		—		0.84		51.57
Basic earnings per share	$	3.88	$	4.12	$	45.65
Diluted earnings per share from continuing operations	$	3.85	$	3.26	$	(5.92)
Diluted earnings per share from discontinued operations		0.01		0.84		51.57
Diluted earnings per share	$	3.86	$	4.10	$	45.65
Weighted average number of anti-dilutive shares excluded from denominator		—		—		0.2

EXHIBIT INDEX

Exhibit 3.1	Amended and Restated Certificate of Incorporation of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a HRG Group, Inc.) on July 13, 2018 (File No. 001-4219).
Exhibit 3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Spectrum Brands Holdings, Inc., filed with the Secretary of State of the State of Delaware on August 3, 2021 (incorporated here in by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on August 3, 2021 (File No. 001-4219)).
Exhibit 3.3	Third Restated By-Laws of Spectrum Brands Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on May 17, 2019 (File No. 001-04219)).
Exhibit 3.4	Certificate of Designation of Series B Preferred Stock of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.), as filed with the Secretary of State of Delaware on February 26, 2018. (incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on July 13, 2018 (File No. 001-4219)).
Exhibit 4.1	Indenture governing Spectrum Brands, Inc.'s 5.00% Senior Notes due 2029, dated as of September 24, 2019, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on September 24, 2019 (File No. 001-4219)).
Exhibit 4.2	Supplemental Indenture, dated as of June 4, 2024, by and among Spectrum Brands, Inc., the guarantors named therein and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to Spectrum Brands, Inc.'s 5.00% Senior Notes due 2029 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on June 4, 2024 (File No. 001-04219)).
Exhibit 4.3	Indenture governing Spectrum Brands, Inc.'s 3.375% Exchangeable Senior Notes due 2029, dated as of May 23, 2024, among Spectrum Brands, Inc., Spectrum Brands Holdings, Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on May 23, 2024 (File No. 001-04219))
Exhibit 4.4	Indenture governing Spectrum Brands, Inc.'s 5.50% Senior Notes due 2030, dated as of June 30, 2020, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (filed by incorporation by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on June 30, 2020 (File No. 001-4219)).
Exhibit 4.5	Supplemental Indenture, dated as of June 4, 2024, by and among Spectrum Brands, Inc., the guarantors named therein and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to Spectrum Brands Inc.'s 5.5% Senior Notes due 2030 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on June 4, 2024 (File No. 001-04219).)
Exhibit 4.6	Indenture governing the 3.875% Senior Notes due 2031, dated as of March 3, 2021, among Spectrum Brands, Inc., the guarantors party thereto and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on March 3, 2021 (File No. 001-4219).
Exhibit 4.7	Guarantee Agreement of Spectrum Brands Holdings, Inc., dated as of June 20, 2024 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on June 20, 2024 (File No. 001-04219)) .
Exhibit 4.8	Rights Agreement, dated as of February 24, 2018, between Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Certificate of Designation of Series B Preferred Stock of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Terms of the Rights Agreement as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 26, 2018 (File No. 001-4219)).
Exhibit 4.9	Description of Capital Stock of Spectrum Brands, Holdings, Inc. (incorporated herein by reference to Exhibit 4.8 to Amendment No. 1 to the Annual Report on Form 10-K/A filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on January 28, 2020 (File No. 001-4219)).
Exhibit 10.1	Second Amended and Restated Credit Agreement, dated as of October 19, 2023 among the Company, SB/RH Holdings, the lenders party thereto from time to time, and Royal Bank of Canada, as administrative agent ((incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands on October 19, 2023 (File No. 001-04219)).
Exhibit 10.2	Security Agreement, dated as of June 23, 2015, by and among Spectrum Brands, Inc., SB/RH Holdings, LLC, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as collateral agent (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on June 23, 2015 (File No. 001-34757)).
Exhibit 10.3	Loan Guaranty, dated as of June 23, 2015, by and among SB/RH Holdings, LLC, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on June 23, 2015 (File No. 001-34757)).
Exhibit 10.4+	Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.8 to the Registration Statement filed on Form S-8 with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.5+	Form of Restricted Stock Unit Agreement under the Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.9 to the Registration Statement filed on Form S-8 with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.6+	Form of Performance Compensation Award Agreement under the Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.10 to the Registration Statement filed on Form S-8 filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.7+	Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC by Spectrum Brands Holdings, Inc.) on August 7, 2020 (File No. 333- 242343).
Exhibit 10.8+	Amended and Restated Employment Agreement dated April 25, 2018, by and between Spectrum Brands, Inc., Spectrum Brands Holdings, Inc. and David M. Maura (filed by incorporation by reference to Exhibit 10.1 to a Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on May 1, 2018 (File No. 001-34757)).
Exhibit 10.9+	Employment Agreement, dated as of September 13, 2018, by and among Ehsan Zargar, Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) and Spectrum Brands, Inc. (incorporated herein by reference to Exhibit 10.41 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on November 23, 2018 (File NO. 001-4219)).

Exhibit 10.10+	Form of Agreement with Ehsan Zargar Regarding Certain Provisions of Such Executive's Respective Prior Separation Agreements with HRG Group, Inc. (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 7, 2019 (File No. 001-4219)).
Exhibit 10.11+	Form of Restricted Stock Unit Award Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.12+	Form of Performance Based Restricted Stock Unit Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.13+	Form of Service Based Restricted Stock Unit Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.14+	Form of Service Based Restricted Stock Unit Agreement effective as of December 23, 2023. (incorporated herein by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 10.15+	Form of Performance Based Restricted Stock Unit Agreement effective as of December 22, 2023.(incorporated herein by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc.on November 15, 2024 (File No. 001-4219)).
Exhibit 10.16+	Form of Executive Vice President Retention Agreement effective as of February 14, 2024. (incorporated herein by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 10.17+*	Separation Agreement, dated as of September 3, 2025, by and among Spectrum Brands Holdings, Inc. and Jeremy W. Smeltser.
Exhibit 10.18+*	Employment Agreement, dated as of September 3, 2025, by and among Spectrum Brands Holdings, Inc. and Faisal Qadir.
Exhibit 19.1	Securities Holding and Trading Policy of Spectrum Brands Holdings, Inc. (incorporated herein by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 21.1*	Subsidiaries of Registrant
Exhibit 21.2*	List of Guarantor Subsidiaries
Exhibit 23.1*	Consent of Independent Registered Public Accounting Firm
Exhibit 31.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 31.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 32.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 97.1	Compensation Clawback Policy, revised and effective as of November 14, 2023. (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 101.INS**	XBRL Instance Document**
Exhibit 101.SCH**	XBRL Taxonomy Extension Schema Document**
Exhibit 101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document**
Exhibit 101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document**
Exhibit 101.LAB**	XBRL Taxonomy Extension Label Linkbase Document**
Exhibit 101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document**
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Filed herewith

**   In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K shall be deemed to be furnished and not filed.

\+   Denotes a management contract or compensatory plan or arrangement.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SPECTRUM BRANDS HOLDINGS, INC.

By: /s/   David M. Maura

     David M. Maura

     Chief Executive Officer and Chairman of the Board

DATE: November 18, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the above-stated date.

Signature	Title
/s/ David M. Maura **David M. Maura**	Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*
/s/ Faisal Qadir **Faisal Qadir**	Executive Vice President, Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*
/s/ Leslie L. Campbell **Leslie L. Campbell**	Director
/s/ Sherianne James **Sherianne James**	Director
/s/ Gautam Patel **Gautam Patel**	Director
/s/ Terry L. Polistina **Terry L. Polistina**	Director
/s/ Hugh R. Rovit **Hugh R. Rovit**	Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
Amendment No. 1

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 30, 2025
OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Spectrum Brands

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Offices, and Telephone No.	IRS Employer Identification No.
1-4219	Spectrum Brands Holdings, Inc.	74-1339132

(a Delaware corporation)
3001 Deming Way, Middleton, WI 53562
(608) 275-3340
www.spectrumbrands.com

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par Value $0.01	SPB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer	Smaller Reporting Company	Emerging Growth Company
X				

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of Spectrum Brands Holdings, Inc. was approximately $1,690 million based upon the closing price on the last business day of the registrant's most recently completed second fiscal quarter (March 30, 2025). For the sole purpose of making this calculation, the term "non-affiliate" has been interpreted to exclude directors and executive officers and other affiliates of the registrant. Exclusion of shares held by any person should not be construed as a conclusion by the registrant, or an admission by any such person, that such person is an "affiliate" of the registrant, as defined by applicable securities law. As of December 31, 2025, there were outstanding 23,279,004 shares of Spectrum Brands Holdings, Inc.'s Common Stock, par value $0.01 per share.

Auditor Name: KPMG, LLP	**Auditor Location**: Milwaukee, Wisconsin	**Auditor Firm ID**: 185

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

EXPLANATORY NOTE

Spectrum Brands Holdings, Inc. is filing this Amendment No. 1 (this "Form 10-K/A") to its Annual Report on Form 10-K for the fiscal year ended September 30, 2025 ("Fiscal 2025") that was filed with the Securities and Exchange Commission ("SEC") on November 18, 2025 (the "Original Form 10-K") for the sole purpose of including certain of the information required by Part III of Form 10-K. This information was previously omitted from the Original Form 10-K in reliance on General Instruction G(3) to Form 10-K, which permits the information in Part III to be incorporated in the Form 10-K by reference from our definitive proxy statement if such statement is filed no later than 120 days after end of our fiscal year. As required by Rule 12b-15, in connection with this Form 10-K/A, the Company's Principal Executive Officer and Principal Financial Officer are providing Rule 13a-14(a) certifications included herein with paragraphs 3, 4, and 5 of the certifications omitted because no financial statements are included in this Form 10-K/A.

Except as explicitly set forth herein, this Form 10-K/A does not purport to modify or update the disclosures in, or exhibits to, the Original Form 10-K or to update the Original Form 10-K to reflect events occurring after the date of such filing.

PART III

Except as otherwise specified, all references herein to the "Company," "Spectrum Brands," "we," "us" or "our" refer to Spectrum Brands Holdings, Inc. and "Fiscal" refers to the fiscal year ended September 30 of each applicable year.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our Board of Directors

In accordance with our Third Restated By-Laws (our "By-Laws") and our Amended and Restated Certificate of Incorporation (our "Charter"), our Board currently consists of six members. In August 2021, at our annual stockholders meeting, our stockholders approved an amendment to our Charter to declassify our Board. The declassification process was completed as of our 2024 annual stockholders meeting. At our 2025 annual stockholders meeting, all directors were re-elected for one-year terms.

Our Nominating and Corporate Governance Committee ("NCG Committee") considers and chooses nominees for our Board with the primary goal of presenting a diverse and well-qualified slate of candidates who will serve the interests of our Company and our stockholders, taking into account the attributes of each candidate's professional skill set and credentials. In evaluating nominees, our NCG Committee reviews each candidate's background and assesses each candidate's independence, skills, experience, personal background, and expertise based upon a number of factors. We seek directors with the highest professional and personal ethics, integrity and character who have experience at the governance and policy-making level in their respective fields and are able to bring their unique perspectives to the Board. Our NCG Committee reviews the professional background of each candidate to determine whether each candidate has the appropriate experience and ability to effectively make important decisions as a member on our Board. Our NCG Committee also determines whether a candidate's skills and experience complement and enhance the collective skills and experience of our existing Board members.

Director Skills, Background and Experiences

Our Board seeks to maintain an appropriate balance of skills, experience and diversity of perspectives necessary to enhance the effectiveness of the Board, reflect our broad consumer base and maintain the highest standards of corporate governance. Pursuant to our policies, the selection of Board candidates is based on a range of perspectives with reference to the Company's business model and specific needs, including, but not limited to, talents, skills and expertise, industry experience, professional experience, unique personal experience and background, educational background and other similar characteristics.

Our directors collectively represent a robust and diverse set of skills and experience, which we believe positions our Board and its committees well to effectively oversee the execution of our business strategy and to advance the interests of the Company and its stakeholders. The following table summarizes some of the key categories of skills and experience of our current directors. The absence of any given category of key skills or experiences does not necessarily signify a lack of qualification in any such category.

Skills & Experience	Directors					
	Sherianne James	**Leslie L. Campbell**	**Hugh R. Rovit**	**Gautam Patel**	**David M. Maura**	**Terry L. Polistina**
Accounting/Auditing		✓	✓	✓	✓	✓
Business Operations	✓	✓	✓	✓	✓	✓
Consumer Products	✓	✓	✓		✓	✓
Corporate Governance	✓		✓	✓	✓	✓
Corporate Strategy & Business Development	✓	✓	✓	✓	✓	✓
Ethics/Corporate Social Responsibility	✓	✓	✓	✓	✓	✓
Executive Leadership & Management	✓	✓	✓		✓	✓
Finance/Capital Management & Allocation		✓	✓	✓	✓	✓
Human Resources & Compensation			✓	✓	✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓
Marketing/Sales or Brand Management	✓	✓	✓		✓	✓
Mergers & Acquisitions	✓	✓	✓	✓	✓	✓
Public Company Board Experience	✓	✓	✓	✓	✓	✓
Public Company Executive Experience	✓		✓		✓	✓

Director Background by Individual

Name	Age	Gender	Asian / South Asian	Black / African American	White / Caucasian
Sherianne James	57	F		✓	
Leslie L. Campbell	65	M		✓	
Hugh R. Rovit	65	M			✓
Gautam Patel	53	M	✓		
Terry L. Polistina	62	M			✓
David M. Maura	53	M			✓

Board & Committee Composition

The names of our six current directors and their respective ages, Board tenures and committee memberships are each set forth in the following table:

			Committee Membership [2]		
Name	**Age**	**Tenure[1]**	**A**	**C**	**NCG**
Sherianne James *Independent Director*	57	2018		○	●
Leslie L. Campbell *Independent Director*	65	2021	○		
Hugh R. Rovit *Independent Director*	65	2018	○		○
Gautam Patel *Independent Director*	53	2020	●	○	
David M. Maura *Executive Chairman*	53	2018			
Terry L. Polistina *Lead Independent Director*	62	2018		●	○

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[1] Tenure represents service on the Board of the Company following the merger on July 13, 2018 of HRG Group, Inc. ("HRG Group") with its majority owned subsidiary, Spectrum Brands Legacy, Inc. ("SPB Legacy"), now known as Spectrum Brands Holdings, Inc.

[2] Committee membership: A = Audit Committee; C = Compensation Committee; NCG = NCG Committee; ● indicates committee Chair; ○ indicates committee member.

Director Biographies

Set forth below are biographies for each of our directors.

Sherianne James	**Independent Director**
Independent Director since: October 2018 **Age:** 57 **Assignments/Committees:** • NCG Committee (Chair) • Compensation Committee	Sherianne James was appointed to our Board in October 2018. Since January 2025, Ms. James has served as the Chief Marketing Officer at Heartland Dental. From August 2017 to January 2025, she served as the Chief Marketing Officer of Essilor of America, as well as the SVP of Customer Engagement since March 2020 and Vice President, Consumer Marketing since July 2016. From February 2011 to July 2016, she held positions of increasing responsibility in marketing and operations for Transitions Optical, a division of Essilor of America, culminating in her role as Vice President of Transitions Optical from April 2014 to July 2016. From July 2005 through December 2010, Ms. James was Senior Marketing Manager for Russell Hobbs/Applica. She previously held a number of key project manager, research manager and brand manager positions with Kraft Foods, Inc. and, later, Kraft/Nabisco Foods from June 1995 to June 2005. Ms. James earned a B.S. degree in chemical engineering from the University of Florida in 1994 and an MBA from Northwestern University's Kellogg Graduate School of Management in 2002. Ms. James currently serves as Chair of our NCG Committee and is a member of our Compensation Committee. See page 4 for Ms. James' key skills and experiences.

Leslie L. Campbell	**Independent Director**
Independent Director since: April 2021 **Age:** 65 **Assignments/Committees:** • Audit Committee	Leslie L. Campbell was appointed to our Board in April 2021. Since 2015, Mr. Campbell has been the owner and Chief Executive Officer of Campbell & Associates LLC, a product development and engineering company. From 2013 to 2015, he served as Executive Vice President at AAMP Global, a vehicle technology company where he was responsible for engineering, research and development, new product development and operations. From 2002 to 2013, Mr. Campbell served in various senior roles of increasing responsibility in the engineering department for Applica Consumer Products, including serving the last six years of his tenure as Vice President of Engineering Quality and Regulatory where he was responsible for the design and development of new products and the maintenance of existing core product lines. From 1999 to 2002, Mr. Campbell served as Chief Engineer for B/E Aerospace where he was responsible for the design and development of galley products for commercial airlines. From 1995 to 1999, Mr. Campbell served as a Senior Research Engineer for Baker Hughes. From 1990 to 1995, he served as Senior Engineer at the Johnson Space Center (NASA) and from 1989 to 1990 he was a Senior Engineer at General Electric - Aerospace Division. Mr. Campbell received an undergraduate degree in engineering from the University of Florida. Mr. Campbell currently serves as a member of our Audit Committee. See page 4 for Mr. Campbell's key skills and experiences.

Hugh R. Rovit	**Independent Director**
Independent Director since: July 2018 **Age:** 65 **Assignments/Committees:** • Audit Committee • NCG Committee	Hugh R. Rovit was appointed to our Board in July 2018. Mr. Rovit is currently Chief Executive Officer of Pegasus Home Fashions, a leading manufacturer of bed pillows and utility bedding products. Mr. Rovit previously served as Chief Executive Officer of MISSION, a leader in cooling and heat-relief solutions from May 2022 to October 2023 as well as Chief Executive Officer of S'well, Inc., a global manufacturer and marketer of reusable stainless-steel bottles and accessories from February 2020 until its sale to a strategic competitor in March 2022. Prior to that time, Mr. Rovit served as Chief Executive Officer of Ellery Homestyles, a leading supplier of branded and private label home fashion products to major retailers offering curtains, bedding, throws, and specialty products, from May 2013 until its sale in September 2018 to a strategic competitor. Previously, Mr. Rovit served as Chief Executive Officer of Sure Fit, Inc., a marketer and distributor of home furnishing products from 2006 until its sale to a strategic competitor in December 2012 and was a Principal at turnaround management firm Masson & Company from 2001 through 2005. Previously, Mr. Rovit held the positions of Chief Financial Officer of Best Manufacturing Inc., a manufacturer and distributor of institutional service apparel and textiles, from 1998 through 2001 and Chief Financial Officer of Royce Hosiery Mills. Inc., a manufacturer and distributor of men's and women's hosiery. from 1991 through 1998. Mr. Rovit is also a director of GSC Technologies, Inc. and previously served as a director of PlayPower Inc., Nellson Nutraceuticals, Inc., Kid Brands Inc., Atkins Nutritional, Inc., Oneida, Ltd., Cosmetic Essence, Inc., Xpress Retail and Twin Star International. Mr. Rovit received his B.A. degree from Dartmouth College and has an MBA from Harvard Business School. Mr. Rovit is a member of our Audit Committee and NCG Committee. See page 4 for Mr. Rovit's key skills and experiences.

Gautam Patel	**Independent Director**
Independent Director since: October 2020 **Age:** 53 **Assignments/Committees:** • Audit Committee (Chair) • Compensation Committee	Gautam Patel was appointed to our Board in October 2020. Mr. Patel has served as Managing Director of Tarsadia Investments, a private investment firm based in Newport Beach, California, since 2012. In that role, Mr. Patel has led a team of investment professionals to identify, evaluate and execute principal control equity investments across sectors including life sciences, financial services and technology. Prior to joining Tarsadia, Mr. Patel served as Managing Director at Lazard from 2008 to 2012, where he led financial and strategic advisory efforts in sectors including transportation and logistics, private equity and healthcare. Prior to that, Mr. Patel served in a variety of advisory roles at Lazard from 1999 to 2008, including restructuring, bankruptcy and corporate reorganization assignments in 2001 and 2008. From 1994 to 1997, Mr. Patel was an Analyst at Donaldson, Lufkin & Jenrette, where he worked on mergers and acquisitions as well as high-yield and equity financings. Mr. Patel is currently a Board Member of Amneal Pharmaceuticals (NYSE: AMRX). Mr. Patel also serves on the board of Casita Maria Center for Arts and Education, a New York-based nonprofit organization which aims to empower children through arts-based education. Mr. Patel received a B.A. from Claremont McKenna College, a B.S. from Harvey Mudd College, an MSc from the London School of Economics and an MBA from the University of Chicago. Mr. Patel currently serves as Chair of our Audit Committee and as a member of our Compensation Committee. See page 4 for Mr. Patel's key skills and experiences.

Terry L. Polistina	**Independent Director**
Independent Director since: July 2018 **Age:** 62 **Assignments/Committees:** • Lead Independent Director • Compensation Committee (Chair) • NCG Committee	Terry L. Polistina was appointed to our Board in July 2018. Since July 2018, Mr. Polistina has served as the Lead Independent Director of the Board. Mr. Polistina served as the President, Small Appliances of SPB Legacy beginning in June 2010 and became President – Global Appliances of SPB Legacy in October 2010 until September 2013. Prior to that, Mr. Polistina served as the Chief Executive Officer and President of Russell Hobbs from 2007 until 2010. Mr. Polistina served as Chief Operating Officer at Applica from 2006 to 2007 and Chief Financial Officer from 2001 to 2007, at which time Applica combined with Russell Hobbs. Mr. Polistina previously served as a director of privately held Entic, Inc. Mr. Polistina received an undergraduate degree in finance from the University of Florida and holds an MBA from the University of Miami. Mr. Polistina is the Chair of our Compensation Committee, is a member of our NCG Committee and serves as the Lead Independent Director of the Board. See page 4 for Mr. Polistina's key skills and experiences.

See "*Our Executive Officers*" below for certain information regarding David M. Maura, our only director-employee.

Our Executive Officers

Our executive officers serve at the discretion of our Board. Our Board selected each of our executive officers because their background provides each executive with the experience and skill set geared toward helping us succeed in our business strategy. Our management team is composed of experienced executives from diverse backgrounds who focus on the performance of our Company to drive long-term outcomes.

Included in the discussion below is information regarding David M. Maura, our Chief Executive Officer who also serves on the Board, and our other executive officers who do not serve as directors of our Company.

David M. Maura

Executive Chairman, President and Chief Executive Officer
(July 2018 to Present)
Age: 53

David M. Maura was appointed our Executive Chairman and our Chief Executive Officer in July 2018. Previously, he had served as the Executive Chairman, effective as of January 2016, and as Chief Executive Officer, effective as of April 2018, of SPB Legacy. Prior to such appointment, Mr. Maura served several roles at SPB Legacy, including Executive Chairman, non-Executive Chairman and Chief Executive Officer. Mr. Maura was a Managing Director and the Executive Vice President of Investments at HRG Group from October 2011 until November 2016 and had been a member of HRG Group's board of directors from May 2011 until December 2017. Mr. Maura previously served as a Vice President and Director of Investments of Harbinger Capital Partners LLC from 2006 until 2012. Prior to joining Harbinger Capital in 2006, Mr. Maura was a Managing Director and Senior Research Analyst at First Albany Capital, Inc., where he focused on distressed debt and special situations, primarily in the consumer products and retail sectors. Prior to First Albany, Mr. Maura was a Director and Senior High Yield Research Analyst in Global High Yield Research at Merrill Lynch & Co. Previously, Mr. Maura was a Vice President and Senior Analyst in the High Yield Group at Wachovia Securities, where he covered various consumer product, service and retail companies. Mr. Maura began his career at ZPR Investment Management as a Financial Analyst.

Mr. Maura previously served on the boards of directors of Ferrous Resources, Ltd., Russell Hobbs and Applica. Mr. Maura received a B.S. degree in business administration from Stetson University and is a CFA charter holder. See page 4 for Mr. Maura's key skills and experiences.

Faisal Qadir

Executive Vice President, Chief Financial Officer
(September 2025 to Present)
Age: 48

Faisal Qadir was appointed our Executive Vice President and Chief Financial Officer on September 3, 2025. He previously served as the Company's Vice President of Strategic Finance and Enterprise Reporting and has been with the Company since 2012. During his tenure with the Company, Mr. Qadir has held several senior finance leadership roles, including Vice President of Investor Relations, Chief Financial Officer of the Global Pet Care business, and Chief Financial Officer of the Home and Personal Care business. Before joining Spectrum Brands, Mr. Qadir held several finance leadership positions of increasing responsibility at The Black & Decker Corporation and Stanley Black & Decker from 2003 to 2012 across FP&A, Operations Finance and Controllership. Mr. Qadir earned his undergraduate degree from Institute of Business Administration in Karachi, Pakistan and his Master of Business Administration from the University of Notre Dame.

Ehsan Zargar

Executive Vice President, General Counsel & Corporate Secretary
(October 2018 to Present)
Age: 48

Ehsan Zargar was appointed our Executive Vice President, General Counsel and Corporate Secretary on October 1, 2018. Mr. Zargar is responsible for the Company's legal, environmental, social and governance, health and safety, insurance and real estate functions. In addition, Mr. Zargar takes a leading role in negotiating and implementing the Company's M&A, capital markets and other strategic activities. Previously, Mr. Zargar also led the Company's executive compensation program. From June 2011 until July 2018, Mr. Zargar held a number of increasingly senior positions with HRG Group, a publicly-listed acquisition company, including serving as its Executive Vice President and Chief Operating Officer from January 2017 until July 2018, as its General Counsel since April 2015 and as Corporate Secretary since February 2012. During his time at HRG Group, Mr. Zargar took a leading role in setting, negotiating and implementing HRG Group's M&A, capital markets and other strategic activities. Mr. Zargar has extensive experience serving on private and public boards and committees of portfolio companies, including setting and overseeing senior management compensation programs. From August 2017 until July 2018, Mr. Zargar served as a director of SPB Legacy. From November 2006 to June 2011, Mr. Zargar worked in the New York office of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Previously, Mr. Zargar practiced law at another major law firm focusing on general corporate matters. Mr. Zargar received a law degree from Faculty of Law at the University of Toronto and a B.A. from the University of Toronto.

Corporate Governance

Governance Practices

Our corporate governance practices have evolved alongside our overall holding company structure and business strategy. Specifically, we ceased being a controlled company in 2018 and have streamlined our business holdings to focus on our core areas of expertise, which are intended to continue to be bolstered in size and footprint through continued organic growth and future acquisitions.

While completing transformative strategic, operational and personnel changes since ceasing to be a controlled company, we have also transformed our corporate governance and compensation practices to reflect our position as a widely-held company and to align with relevant corporate governance and compensation best practices.

The following table provides an overview of our corporate governance practices:

Our Practices	
✓ Experienced, skilled and diverse Board and executive team	✓ Independent lead director
✓ Global Code of Business Conduct and Ethics	✓ Majority of the Board composed of independent directors
✓ Supplier Code of Conduct	✓ All Board committees composed entirely of independent directors
✓ Majority voting and a director resignation policy	✓ Fully declassified Board as of August 2024
✓ Board Diversity Policy	✓ Related person transactions policy
✓ Global Environmental, Social and Governance Policy	✓ Anti-hedging policy
✓ Global Energy and Greenhouse Gas Policy	✓ Anti-pledging policy
✓ Environmental Policy	✓ Robust clawback policy
✓ Human Rights Policy	✓ All members of the Audit Committee are financial experts
✓ Stock ownership guidelines	✓ Independent compensation consultant
✓ Annual individual director, Board, and committee assessments	✓ Annual succession planning
	✓ Year-round stockholder engagement

Board Structure

Lead Independent Director

Mr. Polistina was appointed to our Board and as our Lead Independent Director in July 2018. In his capacity as our Lead Independent Director, Mr. Polistina:

- Presides at all meetings of the Board at which the Chairman of the Board is not present.

- Presides at all executive sessions of the independent members of the Board and has the authority to call meetings of the independent members of the Board.

- Serves as liaison between the management and the independent members of the Board and provides our Chief Executive Officer ("CEO") and other members of management with feedback from executive sessions of the independent members of the Board.

- Reviews and approves the information to be provided to the Board.

- Reviews and approves meeting agendas and coordinates with management to develop such agendas.

- Approves meeting schedules to ensure there is sufficient time for discussion of all agenda items.

- If requested by major stockholders, ensures that he is available for consultation and direct communication.

- Interviews, along with the Chair of our NGC Committee, Board and senior management candidates and makes recommendations with respect to Board candidates and hiring of senior management.

- Consults with other members of our Compensation Committee with respect to the performance review of our CEO and other members of our senior management team.

- Performs such other functions and responsibilities as requested by the Board from time to time.

Mr. Maura serves as our Executive Chairman and our CEO. Given Mr. Maura's broad experience in mergers and acquisitions, the consumer products and retail sectors and finance and investments, our Board believes that it is in the best interest of the Company for Mr. Maura to concurrently serve as our Executive Chairman and CEO.

Director Independence

In accordance with the New York Stock Exchange Listed Company Manual (the "NYSE Rules") and our Corporate Governance Guidelines, a majority of our Board is required to be composed of independent directors. Our Board has adopted the definition of "independent director" set forth under Section 303A.02 of the NYSE Rules to assist it in making determinations of independence. Our Board has determined that all of our directors except for David Maura (our Chairman and CEO) currently meet these standards and qualify as independent. More specifically, our Board has affirmatively determined that none of the following directors has a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company): Leslie L. Campbell, Sherianne James, Terry L. Polistina, Hugh R. Rovit and Gautam Patel.

Meetings of Independent Directors

The Company generally holds executive sessions at each Board and committee meeting. In his capacity as our Lead Independent Director, Mr. Polistina presides over executive sessions of the entire Board, and the Chair of each committee presides over the executive sessions of that committee.

Committees Established by Our Board of Directors

Our Board has designated three principal standing committees: our Audit Committee, our Compensation Committee and our NCG Committee, each of which has a written charter addressing the committee's purpose and responsibilities and includes such duties that the Board may designate to such committee, from time to time. Each standing committee is composed entirely of independent directors.

Audit Committee

Our Audit Committee has been established in accordance with Section 303A.06 of the NYSE Rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the purpose of overseeing the Company's accounting and financial reporting processes and audits of our financial statements. Our Audit Committee is responsible for monitoring (i) the integrity of our financial statements, (ii) our independent registered public accounting firm's qualifications and independence, (iii) the performance of our internal audit function and independent auditors and (iv) our compliance with legal and regulatory requirements. The responsibilities and authority of our Audit Committee are described in further detail in the Charter of the Audit Committee, as adopted by our Board in February 2024, a copy of which is available at our website www.spectrumbrands.com under "*Investor Relations-Corporate Governance Documents.*"

The current members of our Audit Committee are Gautam Patel (Chair), Leslie L. Campbell and Hugh R. Rovit. Our Board has determined that all members of our Audit Committee qualify as "audit committee financial experts" as defined in the rules promulgated by the SEC in furtherance of Section 407 of the Sarbanes-Oxley Act of 2002. Our Board has determined that all members of our Audit Committee qualify as independent, as such term is defined in Section 303A.02 of the NYSE Rules, Section 10A(m)(3)(B) of the Exchange Act and Exchange Act Rule 10A-3(b).

Compensation Committee

Our Compensation Committee is responsible for (i) overseeing our compensation and employee benefits plans and practices, including our executive compensation plans and our incentive compensation and equity-based plans, (ii) evaluating and approving the performance of our Executive Chairman and CEO and other executive officers in light of those goals and objectives and (iii) reviewing and discussing with management our compensation discussion and analysis disclosure and compensation committee reports in order to comply with our public reporting requirements. The responsibilities and authority of our Compensation Committee are described in further detail in the Charter of the Compensation Committee, as adopted by our Board in February 2024, a copy of which is available at our website www.spectrumbrands.com under "*Investor Relations-Corporate Governance Documents.*"

The current members of our Compensation Committee are Terry L. Polistina (Chair), Sherianne James and Gautam Patel. Our Board has determined that all members of our Compensation Committee qualify as independent, as such term is defined in Section 303A.02 of the NYSE Rules.

NCG Committee

Our NCG Committee is responsible for (i) identifying and recommending to our Board individuals qualified to serve as our directors and on our committees of our Board, (ii) advising our Board with respect to board composition, procedures and committees, (iii) developing and recommending to our Board a set of corporate governance principles applicable to the Company and (iv) overseeing the evaluation process of our Board, the committees of our Board, the individual directors and our Executive Chairman and CEO. The responsibilities and authority of our NCG Committee are described in further detail in the Charter of the NCG Committee, as adopted by our Board in February 2024, a copy of which is available at our website www.spectrumbrands.com under "*Investor Relations-Corporate Governance Documents.*"

The current members of our NCG Committee are Sherianne James (Chair), Terry L. Polistina and Hugh R. Rovit. Our Board has determined that all members of our NCG Committee qualify as independent, as such term is defined in Section 303A.02 of the NYSE Rules.

Board and Committee Activities

During Fiscal 2025, our Board held four meetings and acted by unanimous written consent on three occasions. Our Audit Committee held four meetings during Fiscal 2025. Our Compensation Committee held six meetings during Fiscal 2025. Our NCG Committee held five meetings during Fiscal 2025.

During Fiscal 2025, all of our directors attended 100% of the meetings of the Board and committees on which they served.

Our Practices and Policies

We have created and continue to update our practices and policies to incorporate new regulatory requirements and industry best practices. These practices and policies, which are set forth immediately below, guide our corporate governance and ethical practices. To ensure our practices and policies are compliant, we regularly review and, if appropriate, update them with the assistance and guidance of experienced internal and external legal counsel.

Corporate Governance Guidelines and Code of Ethics and Business Conduct

Our Board has adopted our Corporate Governance Guidelines to assist it in the exercise of its responsibilities. These guidelines reflect our Board's commitment to monitor the effectiveness of policy and decision-making, both at our Board and management level, with a view to enhancing stockholder value over the long term. Our Corporate Governance Guidelines address, among other things, our Board and Board committee composition and responsibilities, director qualifications standards and selection and evaluation of our CEO. In addition, pursuant to these guidelines, our Board has formalized a process by which our directors are assessed annually by our NCG Committee. The assessment includes a peer review process and evaluates the Board as a whole, the committees of the Board and the individual directors. In carrying out this assessment, we may retain an external expert to assist our Board and NCG Committee at least every three years. Our Board has adopted a Code of Business Conduct and Ethics for directors, officers and employees and a Code of Ethics for the Principal Executive Officer and Senior Financial Officers to provide guidance to our CEO, Chief Financial Officer ("CFO"), principal accounting officer or controller and our business segment chief financial officers or persons performing similar functions.

Majority Voting and Director Resignation Policy

We have a majority voting policy for the election of directors. Pursuant to this policy, which applies in the case of uncontested director elections, a director must be elected by a majority of the votes cast with respect to the election of such director. For purposes of this policy, a "majority of the votes cast" means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director and abstentions and broker non-votes are not counted as "votes cast."

The policy also provides that in the event that an incumbent director nominee receives a greater number of votes "against" than votes "for" their election, they must (within five business days following the final certification of the related election results) offer to tender their written resignation from the Board to the NCG Committee. The NCG Committee will review such offer of resignation and will consider such factors and circumstances as it may deem relevant, and, within 90 days following the final certification of the election results, will make a recommendation to the Board concerning the acceptance or rejection of such tendered offer of resignation. The policy requires the decision of the Board to be promptly publicly disclosed.

Anti-Hedging Policy

The Company believes it is improper and inappropriate for our directors, officers, employees and certain of their family members (each, a "Subject Person") to engage in hedging, short-term or speculative transactions involving the Company's securities. Our anti-hedging policy applies to all Subject Persons. The Company prohibits Subject Persons from engaging in (i) derivative, speculative, hedging or monetization transactions in Company securities (including, but not limited to, any trading on derivatives (such as swaps, forwards and/or futures) of Company securities that allow a stockholder to lock in the value of Company securities in exchange for all or part of the potential upside appreciation in the value of such stock), (ii) short sales (i.e., selling stock the Subject Person does not own and borrowing shares to make delivery) or (iii) buying or selling puts, calls, options or other derivatives in respect of Company securities.

Anti-Pledging Policy

In addition, the Company believes it is improper and inappropriate for any Subject Person to engage in pledging transactions involving the Company's securities. We have a robust anti-pledging policy which prohibits Subject Persons from pledging or encumbering Company securities as collateral for a loan or other indebtedness. This prohibition includes, but is not limited to, holding such shares in a margin account as collateral for a margin loan or borrowing against Company securities on margin. Any pledges (and any modifications or replacements of such pledges) that existed prior to the adoption of our policy are exempted (unless otherwise prohibited by applicable law or Company policy) and modification or replacement of any such pre-existing pledge may be made so long as such modification or replacement does not result in additional shares being pledged.

Securities Holdings and Trading Policy

Our Company believes that it is appropriate to monitor and prohibit certain trading in the securities of our Company. Accordingly, trading of the Company's securities by directors, executive officers and certain other employees who are so designated by the office of the Company's General Counsel is subject to trading period limitations or must be conducted in accordance with a previously established trading plan that meets SEC requirements. At all times, including during approved trading periods, directors, executive officers and certain other employees notified by the office of the Company's General Counsel are required to obtain preclearance from the Company's General Counsel or its designee prior to entering into any transactions in Company securities, unless those transactions occur in accordance with a previously established and approved trading plan that meets SEC requirements.

Transactions subject to our securities trading policy include, among others, purchases and sales of Company stock, bonds, options, puts and calls, derivative securities based on securities of the Company, gifts of Company securities, contributions of Company securities to a trust, sales of Company stock acquired upon the exercise of stock options, broker-assisted cashless exercises of stock options, market sales to raise cash to fund the exercise of stock options and trades in Company's stock made under an employee benefit plan.

Compensation Clawback Policy

We have adopted a Compensation Clawback Policy (the "Clawback Policy"), as amended in November 2023 as required by Section 954 of the Dodd-Frank Act of 2010 and Rule 10D-1 of the Exchange Act and the stock exchange listing rules promulgated in connection therewith (collectively, the "Section 10D Rules"), setting forth the conditions under which applicable incentive compensation provided to our executive officers may be subject to forfeiture, disgorgement, recoupment or diminution to the Company ("clawback"). The Clawback Policy provides that our Board or our Compensation Committee shall require the clawback or adjustment of incentive-based compensation to the Company in the following circumstances:

- As required by Section 304 of the Sarbanes-Oxley Act of 2002, which generally provides that if the Company is required to prepare an accounting restatement due to material noncompliance as a result of misconduct with financial reporting requirements under the securities laws, then the CEO and CFO must reimburse the Company for any incentive-based compensation or equity compensation and profits from the sale of the Company's securities during the 12-month period following initial publication of the financial statements that had been restated;

- As required by the Section 10D Rules, which generally requires that, in the event the Company is required to prepare an accounting restatement due to its material noncompliance with financial reporting requirements under the securities laws, the Company shall recover from any of its current or former executive officers who received incentive compensation during the three-year period preceding the date on which the Company is required to prepare a restatement based on the erroneous financial reporting, any amount that exceeds what would have been paid to the executive officer after giving effect to the restatement, subject to limited exceptions permitted under the Section 10D Rules; and

- As required by any other applicable law, regulation or regulatory requirement.

Additionally, under the Clawback Policy, our Board or Compensation Committee in their discretion may require that any executive officer who has been awarded incentive-based compensation shall forfeit, disgorge, return or adjust such compensation in the following circumstances:

- If the Company suffers significant financial loss, reputational damage or similar adverse impact as a result of actions taken or decisions made by the executive officer in circumstances constituting illegal or intentionally wrongful conduct or gross negligence; or

- If the executive officer is awarded or is paid out under any incentive compensation plan of the Company on the basis of a material misstatement of financial calculations or information or if events coming to light after the award disclose a material misstatement which would have significantly reduced the amount of the award or payout if known at the time of the award or payout.

The awards and incentive compensation subject to clawback under this policy include vested and unvested equity awards, shares acquired upon vesting or lapse of restrictions, short- and long-term incentive bonuses and similar compensation, discretionary bonuses, any other awards or compensation under the Company's equity plans and any other incentive compensation plan of the Company. Any clawback under this policy may, in the discretion of our Board or Compensation Committee (or otherwise as required by the Section 10D Rules), be effectuated through the reduction, forfeiture or cancellation of awards, the return of paid-out cash or exercised or released shares, adjustments to future incentive compensation opportunities or in such other manner as our Board and Compensation Committee determine to be appropriate, except as otherwise required by law. The Company will not indemnify or provide insurance to cover any repayment of incentive compensation in accordance with the Clawback Policy.

In addition, under the Company's equity plans, any equity award granted (including those granted to our NEOs) may be cancelled by our Compensation Committee in its sole discretion, except as prohibited by applicable law, if the participant, without the consent of the Company, while employed by or providing services to the Company or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or is adverse to the interests of the Company or any affiliate, including fraud or conduct contributing to any financial restatements or irregularities engaged in, as determined by our Compensation Committee in its sole discretion. Our Compensation Committee may also provide in any award agreement that the participant will forfeit any gain realized on the vesting or exercise of such award and must repay the gain to the Company, in each case except as prohibited by applicable law, if (i) the participant engages in any activity referred to in the preceding sentence or (ii) the amount of any such gain is in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error). Additionally, awards are subject to clawback, forfeiture or similar requirements to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act of 2002 and Section 954 of the Dodd-Frank Act of 2010). Our current outstanding equity awards include these provisions.

Stock Ownership Guidelines

Our Board believes that our directors, named executive officers and certain other Company officers and employees should own and hold Company common stock to further align their interests with the interests of stockholders and promote the Company's commitment to sound corporate governance. Our Board has established stock ownership and retention guidelines (the "SOG") applicable to the Company's directors, NEOs and all other officers of the Company and its subsidiaries with a level of Vice President or above (such officers and our NEOs, our "Covered Officers"). Effective January 1, 2020, the Company improved and enhanced the SOG to further align it with best practices by: (i) increasing our directors' and Covered Officers' retention requirement from 25% to 50% of their net after-tax shares received under awards granted until they reach their required stock ownership under the SOG; and (ii) extending the applicable time period for our directors and Covered Officers to achieve the minimum ownership requirements to five years from the date of eligibility or promotion. Even when the required stock ownership is obtained, all NEOs are subject to an additional stock retention requirement requiring them to retain at least 50% of their net after-tax shares of Company stock received under awards for one year after the date of vesting. Effective August 5, 2024, our CEO voluntarily agreed to increase his stock ownership level from five times (5x) to six times (6x) his base salary to align with market best practices.

Under the updated SOG, our independent directors are expected to achieve stock ownership with a value of at least five times their annual cash retainer. In addition, our Covered Officers are expected to achieve the levels of stock ownership indicated below (which equal a dollar value of stock based on a multiple of the Covered Officer's base salary).

Position	$ Value of Stock to be Retained (Multiple of Base Salary or Cash Retainer)	Years to Achieve
Independent Board Members	5x Cash Retainer	5 years
Executive Chairman and CEO	6x Base Salary	5 years
Chief Operating Officer, CFO, General Counsel and Presidents of our Business Units	3x Base Salary	5 years
Senior Vice Presidents	2x Base Salary	5 years
Vice Presidents	1x Base Salary	5 years

The stock ownership levels attained by a director or a Covered Officer are based on shares directly owned by the director or Covered Officer, whether through earned and vested restricted stock units ("RSU") or performance stock units ("PSU"), restricted stock grants or open market purchases. Unvested time-based restricted stock and unvested time-based RSUs count toward the ownership goals, but unvested non-time based restricted shares, unvested PSUs and stock options do not count toward the ownership goals. On a quarterly basis, our Compensation Committee reviews the progress of our directors and Covered Officers in meeting these guidelines.

Risk Oversight

The Company's risk assessment and management function is led by the Company's senior management and internal audit function, which are responsible for day-to-day management of the Company's risk profile, with oversight from our Board and its committees. Central to our Board's oversight function is our Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee is responsible for the oversight of the financial reporting process and internal controls. In this capacity, our Audit Committee is responsible for reviewing and evaluating guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company, including the internal audit department, assess and manage the Company's exposure to risk, the Company's major financial risk exposures, and the steps management has taken to monitor and control such exposures.

The Company has implemented an annual formalized risk assessment process. In accordance with this process, a governance risk and compliance group of certain members of senior management has the responsibility to identify, assess and oversee the management of risk for the Company. This group obtains input from other members of management and subject matter experts as needed. Management uses the collective input received to measure the potential likelihood and impact of key risks and to determine the adequacy of the Company's risk management strategy. Periodically, representatives of this committee report to our Audit Committee on its activities and the Company's risk exposure.

In addition, the Company maintains an information security program that supports the security, confidentiality, integrity and availability of our information technology systems. In connection with such program, the Board is briefed by management on information security matters and employees receive information security awareness training. In the past three years, we have not experienced a material information security breach and we maintain an appropriate information security risk insurance policy.

Cybersecurity

We understand the importance of preserving trust and protecting personal information, trade secrets and confidential and proprietary information. To assist us, we have a cybersecurity governance framework in place, which is designed to protect information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction. The program is built upon a foundation of advanced security technology, overseen by an experienced and trained team with knowledge of cybersecurity best practices. Our cybersecurity program consists of controls designed to identify, protect against, detect, respond to and recover from information and cybersecurity incidents.

Highlights of our cybersecurity program include:

- A cybersecurity team consisting of experienced and knowledgeable employees that interface with consultants and vendors.

- Appropriate plans designed to provide a framework for handling high-severity security incidents and facilities coordination across multiple parts of the Company;

- Differentiated layers of controls, including embedding security into our technology investments;

- Investments into threat intelligence and monitoring;

- Cybersecurity testing for both training and threat detection purposes;

- Annual cybersecurity awareness trainings; and

- Phishing, spam, and cybersecurity exercises, from time to time, which may result in additional training based on employee performance.

Our cybersecurity program incorporates the SEC's requirements to report any potential material cybersecurity incidents to our Board and, if deemed to be material, as appropriate or required, disclose such a material incident via a Form 8-K within four (4) business days of determining the occurrence of such a cybersecurity incident.

Environmental Sustainability, Safety and Health & Well-Being ("ESH")

We are committed to operating our business with all stakeholders in mind and with a view toward long-term sustainability and value creation, even as our business and society face a variety of existing and emerging challenges. We leverage our expertise, along with external partners, to help address these challenges.

As part of our efforts, we are proud of the investment we have made in our internal resources and the experienced and reputable outside advisors we have engaged to assist us in identifying and evaluating ESH policies, issues and opportunities that are available to our Company. We have published our 2025 Corporate Sustainability Report which describes a number of our ESH efforts. To learn more about our ESH efforts and successes, please visit our website at www.spectrumbrands.com under "*Investor Relations.*" While our ESH policies address many areas, we focus on four key priorities: (i) product and content safety; (ii) environmental sustainability; (iii) human rights and ethical sourcing; and (iv) employee development, wellness, compensation, safety and technology.

- **Product & Content Safety** - Product safety is essential to upholding our consumers' trust and expectations, and we embed quality and safety processes into our production processes and the products we deliver. This includes embracing our responsibility to create safe, high-quality products and marketing them responsibly. This also includes our global product safety training program, which enhances our commitment to product safety and further empowers our employees to maintain the safety of our products and report any product safety concerns.

- **Environmental Sustainability** – We are focused on protecting our planet and conserving natural resources for future generations, including pursuing innovative ways to reduce our environmental impacts across our businesses. We drive our strategic environmental blueprint across our organization with the intention of reducing the environmental impacts of our products, minimizing the environmental footprint of our operations and processes and encouraging our employees and partners to embrace and promote environmental responsibility.

- **Human Rights & Ethical Sourcing** – Treating people with fairness, dignity and respect and operating ethically in our supply chain are part of our core values. We demonstrate these deep beliefs in the way we treat our employees and in the expectations and requirements we have of those with whom we do business. We work with our third-party factories and licensees to ensure all products are manufactured in safe and healthy environments and the human rights of workers in our supply chain are being respected. To these ends, we review all suppliers who provide materials, products or services to Spectrum Brands and expect them to abide by our Supplier Code of Conduct, uphold our Code of Business Conduct and Ethics and comply with our Human Rights Policy and Conflict Minerals Policy.

- **Employee Development, Wellness, Compensation, Safety and Technology** – We encourage our employees to "Speak Up," "Be Accountable," "Take Action," and "Grow Talent," and to promote innovation, trust, accountability and collaboration. The result is a work environment that encourages the well-being of our employees holistically: mind and body. We are also committed to developing our future leaders at every level. Our talent processes start with understanding what current and future talent is needed to deliver business goals, followed by a talent review process to assist managers with evaluating talent. Learning and development is a critical part of creating our culture of high performance, innovation and inclusion. We believe in transparency, accountability and inclusion, and performance and development plans to promote conversations between managers and employees regarding career aspirations, mobility, developmental goals and interests, inclusion and the work environment. We are also committed to treating all of our employees fairly and equally and providing fair compensation practices. Our compensation practices reward employees based on performance, and we believe we have policies and processes in place to help ensure fair and appropriate compensation. We review these practices in order to comply with applicable national, state and local laws.

  We are committed to the environmental health and safety of our employees. We continuously strive to maintain our strong safety performance as we continue to operate our business around the globe. Our training programs are tailored to anticipated job duties and designed to promote a workforce that is engaged and empowered to report health and safety concerns. We also have a management team who supports and invests in employee safety and the leadership of our skilled and experienced teams. The teams hosts regular meetings to share information and discuss best practices across plants and site training to our employees to promote compliance with applicable safety standards and regulations. Workplace incidents or near misses are reviewed carefully to identify and remediate applicable root causes.

  We regularly invest in our technology to enable our employees to work productively and safely all around the world. We regularly introduce or modify technologies and safety measures to enhance our employees workplace experience and make it easier to collaborate in-person and remotely. Alongside these initiatives, we have also provided our leaders with resources and tools to support our employees' career development and help promote day-to-day engagement, regardless of where the employees' work is performed. These investments are part of our strategy to create a connected and winning team that embraces collaboration and innovative thinking across multiple continents and time zones to achieve superior results.

Related-Person Transactions Policy

Our Board has adopted a written policy for the review, approval and ratification of transactions that involve related persons and potential conflicts of interest. See "*Certain Relationships and Related Transactions*" for discussion of this policy and disclosure of our related-person transactions.

Transfer of our Shares of Common Stock

Our Company has substantial deferred tax assets related to net operating losses and tax credits (together, "Tax Attributes") for U.S. federal and state income tax purposes. These Tax Attributes are an important asset of the Company because we expect to use these Tax Attributes to offset future taxable income. The Company's ability to utilize or realize the carrying value of such Tax Attributes may be impacted if the Company experiences an "ownership change" or certain other events under applicable tax rules. If an "ownership change" were to occur, we could lose the ability to use a significant portion of our Tax Attributes, which could have a material adverse effect on the Company's results of operations and financial condition.

Accordingly, we have adopted certain transfer restrictions designed to limit an "ownership change." These restrictions do not prevent the settlement of any transaction entered into through the facilities of the New York Stock Exchange or other national securities exchange. However, any trade that resulted in a person becoming a "substantial holder" of the Company (as defined in the Charter) or increasing the percentage of the Company owned by a Substantial Holder, would be void *abo initio* unless they fall within certain exceptions, including, among others, prior approval of a Prohibited Transfer by our Board. In the event a Prohibited Transfer (as defined in the Charter) were to occur, the Company could require that the purported transferee transfer all evidence of ownership of the excess securities, plus any dividends or distributions accrued thereon, or applicable sale proceeds, to an agent designated by the Board to be settled in accordance with the Charter. The foregoing description of the transfer restrictions contained within our Charter is not complete and is qualified in its entirety by reference to the full text of the Charter, which is incorporated by reference into this report.

Governance Documents Availability

We have posted our Corporate Governance Guidelines, Code of Business Conduct and Ethics for directors, officers and employees, Code of Ethics for the Principal Executive Officer and Senior Financial Officers, Director Resignation Policy, Charter, By-laws, Audit Committee Charter, Compensation Committee Charter and NCG Committee Charter on our website www.spectrumbrands.com under "*Investor Relations-Corporate Governance Documents*." These documents, and other information from our corporate website, are not incorporated by reference into this report. We intend to disclose any amendments to, and, if applicable, any waivers of, these governance documents on that section of our website. These governance documents are also available in print without charge to any stockholder of record that makes a written request to the Company. Inquiries must be directed to the Investor Relations Department at Spectrum Brands Holdings, Inc., 3001 Deming Way, Middleton, WI 53562.

Director Compensation

Our Compensation Committee is responsible for approving, subject to review by our Board as a whole, our compensation programs for our non-employee directors. In that function, our Compensation Committee considers market and peer company data regarding director compensation and annually evaluates the Company's director compensation practices in light of that data and the characteristics of the Company as a whole, with the assistance of its independent compensation advisors. Our director compensation program for each non-employee director is described in the table and discussion below.

Director Compensation Table for Fiscal 2025

Under our director compensation program, during each fiscal year, each non-employee director receives an annual grant of RSUs equal to that number of shares of the Company's common stock with a value on the date of grant of $125,000. Additionally, each director is eligible to receive an annual cash retainer of $105,000, which is paid in equal, quarterly payments. The Lead Independent Director (Mr. Polistina) receives an additional annual cash retainer of $40,000 and an additional annual equity retainer amount of $20,000. Directors are permitted to make an annual election to receive all of their director compensation (including for service on committees of our Board) in the form of Company stock awards in lieu of cash. For Fiscal 2025, the grants of RSUs were made on November 19, 2024. All such RSUs vested on October 1, 2025. For Fiscal 2025, compensation for service on the standing committees of our Board was paid in an annual amount as follows below.

Committee	Chair Annual Retainer	Member Annual Retainer
Audit	$ 20,000	—
Compensation	$ 15,000	—
NCG	$ 15,000	—

The table set forth below, together with its footnotes, provides information regarding the aggregate compensation paid to our directors in Fiscal 2025.

Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[3,4]	All Other Compensation[5]	Total
Sherianne James	$ 119,956	$ 125,010	$ 6,214	$ 251,180
Terry L. Polistina	$ 160,031	$ 144,958	$ 7,736	$ 312,725
Hugh R. Rovit	$ 104,972	$ 125,010	$ 5,835	$ 235,817
Gautam Patel	$ 125,010	$ 125,010	$ 6,342	$ 256,362
Leslie L. Campbell	$ 105,000	$ 125,010	$ 5,835	$ 235,845
Joan Chow[6]	$ 105,000	$ 125,010	$ 3,170	$ 233,180

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[1] This table includes only directors who received compensation during Fiscal 2025.

[2] Mr. Campbell and Ms. Chow received their annual cash retainer in cash, which was paid to them in equal quarterly installments. All remaining directors elected to receive their cash retainers, including any annual Committee Chair fees, in stock. Amounts in this column for directors who elected to receive their cash retainers in stock represent the aggregate grant date fair value of each award computed in accordance with FASB ASC Topic 718. The value was computed by multiplying the number of shares underlying the stock award by the closing price per share of the Company's common stock on each grant date (or, as applicable, the last trading date immediately prior to the grant date if the grant date fell on a date when the New York Stock Exchange was closed), which was $90.26 for grants made on November 19, 2024. The directors who elected to receive their cash in stock received the following number of RSUs, which vested on October 1, 2025: Ms. James, 1,329; Mr. Patel, 1,385; Mr. Polistina, 1,773; and Mr. Rovit, 1,163.

[3] Amounts in this column represent the aggregate grant date fair value of each annual RSU award computed in accordance with FASB ASC Topic 718. The value was computed by multiplying the number of shares underlying the RSU award by the closing price per share of the Company's common stock on each grant date (or, as applicable, the last trading date immediately prior to the grant date if the grant date fell on a date when the New York Stock Exchange was closed), which was $90.26 for grants made on November 19, 2024. The directors received the following number of RSUs, which vested on October 1, 2025: Mr. Campbell, 1,385; Ms. Chow, 1,385; Ms. James, 1,385; Mr. Patel, 1,385; Mr. Polistina, 1,606; and Mr. Rovit, 1,385.

[4] As of September 30, 2025, Mses. Chow and James held 1,385 and 2,714 outstanding unvested RSUs, respectively, and Messrs. Campbell, Patel, Polistina and Rovit held 1,385, 2,770, 3,379 and 2,548 outstanding unvested RSUs, respectively.

[5] This amount reflects dividend equivalents paid in cash on RSUs that vested during Fiscal 2025 and which were not factored into the grant date fair value of the RSUs.

[6] On November 17, 2025, Ms. Chow resigned from the Board to spend more time with her family. Ms. Chow's departure was not due to any disagreement with the Company.

Compensation Committee Interlocks and Insider Participation

The current members of our Compensation Committee are Terry L. Polistina (Chair), Sherianne James and Gautam Patel. During Fiscal 2025, none of the members of our Compensation Committee was an officer or employee of the Company. In addition, during Fiscal 2025, none of our executive officers served as a member of the compensation committee of any other entity that has one or more executive officers serving on our Board or our Compensation Committee.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Based solely upon review of Forms 3, 4 and 5 (and amendments thereto) furnished to us during or in respect of Fiscal 2025 and written representations from certain reporting persons, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and 10% stockholders were satisfied in a timely manner during Fiscal 2025 with respect to the Company.

ITEM 11. **EXECUTIVE COMPENSATION**

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (the "CD&A") section summarizes our general philosophy with respect to the compensation of our CEO, CFO and our other executive officer in Fiscal 2025 (collectively, our "named executive officers" or "NEOs"). This CD&A provides an overview and analysis of the compensation programs and policies for our NEOs, the material compensation decisions made by our Compensation Committee under such programs and policies during Fiscal 2025 and the material factors considered by the Compensation Committee in making those decisions. The discussion below is intended to help you understand the detailed information provided in our executive compensation tables and put that information into context within our overall compensation philosophy.

Fiscal 2025 Named Executive Officers

Our NEOs for Fiscal 2025 are identified below.

David M. Maura	Chief Executive Officer and Executive Chairman
Faisal Qadir	Executive Vice President and Chief Financial Officer
Ehsan Zargar	Executive Vice President, General Counsel and Corporate Secretary
Jeremy Smeltser	Former Executive Vice President and Chief Financial Officer

On September 3, 2025, we terminated Mr. Smeltser's employment, our then Executive Vice President and Chief Financial Officer, without cause and entered into a separation agreement with him. Mr. Smeltser's employment was terminated in connection with spending reduction initiatives and not due to any disagreement with Mr. Smeltser, as further described under "Termination and Change in Control Provisions". Mr. Smeltser ceased to be an employee on December 31, 2025. Effective September 3, 2025, Faisal Qadir became our new Executive Vice President and Chief Financial Officer. Mr. Qadir served as our Vice President of Strategic Finance and Enterprise Reporting since 2012 and his promotion demonstrates our commitment to successful succession planning. Per Mr. Qadir's employment agreement, NEO compensation and benefits became effective as of October 1, 2025, the first day of Fiscal 2026.

Highlights/Executive Summary

During the year ended September 30, 2025, we:

- Navigated a challenging macroeconomic environment driven by trade policy uncertainty and tariff volatility, impacting overall consumer sentiment and market predictability.

- Proactively addressed external pressures through supplier concessions, internal cost reductions, supply chain reconfiguration and diversification, and pricing adjustments.

- In light of tariff uncertainty and related challenges, pivoted the focus of the Company to maximize cash flow; recognized operating cash flow from continuing operations of $204.1 million with adjusted free cash flow of $170.7 million exceeding our committed cash flow goals.

- Delivered net income from continuing operations of $100.2 million from improved operating income realization and one-time tax benefits and Adjusted EBITDA of $289.1 million through tariff-related pricing adjustments and cost management.

- Ended the year with net debt leverage of 1.58x Adjusted EBITDA.

- Returned $374.6 million to stockholders through share purchases of $326.4 million and dividends of $48.2 million.

- Positioned our strong balance sheet and low leverage positions to be a strategic partner of choice for future M&A opportunities for high-quality, synergistic assets in our sector and categories while being continued financial stewards and champions of our Home and Personal Care segment as we work towards a strategic solution for this business.

- Maintained fill rate in excess of 90% for the year despite significant supply chain disruptions and challenges, including pause in imports from China during the year.

- Decreased total selling, general and administrative expenses by $71 million compared to prior year through a variety of cost savings initiatives to offset the economic headwinds.

Strategy and Long-Term Growth

Our strategic goals are focused around:

- Investing internally for organic growth, which generates our highest return on investment;

- Strengthening our brands through consumer insights, research and development, innovation and advertising and marketing to drive vitality and profitable organic growth;

- Returning capital to our stockholders via dividends and opportunistic share repurchases; and

- Disciplined M&A activity as we pursue accretive strategic acquisitions that are synergistic or help drive additional value creation.

While the impacts of global unrest, military conflict, and global transport and supply chain disruptions over the past years have created, and may, in the future, create, extreme volatility in the year-over-year and quarter-to-quarter comparisons of our businesses, overall, we believe that consumer demand remains positive in our categories and the strong performance of our brands continues to drive growth.

Continued Focus on Executive Compensation Practices

Our executive compensation program is designed to link pay for performance, encourage prudent decision-making and create a balanced focus on short-term and long-term performance and value creation. Our executive compensation is heavily weighted toward variable compensation, as described in more detail below, which is central to our philosophy that a significant portion of compensation aligns with the achievement of pre-established performance goals. The three primary components of our executive compensation are base salary, our Management Incentive Program ("MIP") and our equity-based, long-term incentive program ("LTIP"). Our MIP and LTIP include goals tied directly to the performance of the Company.

Our compensation program has continued to evolve since we ceased being a controlled-company in 2018. Our Compensation Committee has considered different practices for our Company, business and market at different times, resulting in what it considers best practices as described below. Our Compensation Committee continues to evaluate appropriate types and amounts of compensation opportunities for our executive officers each year.

Our CEO continues to retain outstanding stock options that were granted to him by HRG Group during the time he was an employee of HRG Group. These options became Company options as a result of the HRG Merger but were not granted for service to Spectrum Brands and were granted by a different Board and Compensation Committee to obtain a different set of business objectives prior to the HRG Merger. These options will expire if not exercised prior to their respective expiration dates. Accordingly, Mr. Maura exercised some of his HRG Group options in Fiscal 2025 and may exercise his remaining HRG Group options in the future. As a result of Mr. Maura's option exercise in 2025, some of the value that Mr. Maura received in Fiscal 2025, and may realize in the future, does not reflect the decisions our Compensation Committee has made since the HRG Merger and more recently as we continue to review and consider appropriate types and amounts of compensation for our executives.

During Fiscal 2025, particular considerations include:

- **Reasonable CEO Pay.** Our CEO's total compensation for Fiscal 2025, which we define as base salary, target annual cash incentive, and target LTIP value, decreased approximately 17% from his total compensation in Fiscal 2024, as shown in the Summary Compensation Table below. The decrease was primarily due to below target performance against certain preset performance metrics in the Fiscal 2025 MIP, which resulted in our CEO earning a below target annual cash incentive for Fiscal 2025 compared to our CEO's above target annual cash incentive for Fiscal 2024. With respect to our CEO's LTIP award for 2025,

  - although our CEO's equity award grant date value for Fiscal 2025 (at target) was approximately $6.75 million based on the November 19, 2024 closing price of $90.26 per share, which was unchanged from Fiscal 2024, the actual realized value of the award will depend on a combination of the stock price at vesting (which will not occur until December 2027), his continued employment and, for a majority of the award, our achievement of financial performance goals. Our Compensation Committee closely monitors our CEO's realized pay and reported pay to ensure it is both reasonable and incentivizing. See "*Reported versus Realizable Pay*" on page 23;

  - 70% of the value of the equity award granted to our CEO during Fiscal 2025 remains subject to achieving the performance criteria over a three-year period described below; and

  - no portion of the Fiscal 2025 LTIP awards (the RSUs or PSUs) is eligible for vesting until December 2027.

- **Annual Cash Incentives Reflect Pay-for-Performance Compensation Philosophy.** Consistent with our compensation philosophy that NEO compensation be tied to the Company's performance, in years where the Company did not meet the minimum preset performance levels, such as in Fiscal Year 2022, no cash incentives were paid to any of our NEOs under our MIP. For Fiscal 2025, we paid below-target annual cash incentives to our NEOs under our MIP based on our Fiscal 2025 performance set against preset performance levels.

- **Reduced Executive Group and Board.** As a result of our efforts to consolidate, reduce costs and increase efficiency, we have substantially reduced Company headcount, including the number of executive officers. For this reason, our four NEOs assumed additional responsibilities. We also reduced the size of our Board from nine to six members.

- **Responsiveness to Stockholders.** As described below, we engage with our stockholders and periodically make responsive changes to our executive compensation program to ensure it is aligned with our business objectives. For example, for Fiscal 2023, based on feedback from our stockholders, we modified our performance metrics under our MIP so that there is only one overlapping performance metric between our MIP and three-year LTIP program - Adjusted EBITDA - based on it being an important financial metric for both our annual MIP and three-year LTIP program.

Fiscal 2025 Executive Compensation Overview

Our Fiscal 2025 executive compensation program includes base salary, annual cash incentive (MIP) and long-term incentive program (LTIP). We believe that our executive compensation program is in-line with our peers and stockholder expectations, as well as the additional responsibilities our NEOs have assumed since Fiscal 2023. The components are designed after taking into account stockholder feedback based on our robust outreach efforts.

Our Compensation Best Practices

We have adopted significant policies with respect to our executive compensation programs, which help to further align our executives' interests with those of our stockholders.

What We Do

✓ We maintain an independent Compensation Committee with an ongoing review of our compensation philosophy and practices and an ability to consult with its own independent compensation consultant.

✓ We consider the voting results of our annual advisory vote on executive compensation, and in the most recent annual advisory vote, we received 97% support in favor of our compensation practices.

✓ We continue to engage in robust stockholder outreach to understand stockholder feedback and input on our compensation programs and corporate governance.

✓ We annually assess our compensation programs and have determined that the risks associated with our compensation policies are not reasonably likely to result in a material adverse effect on the Company and its subsidiaries taken as a whole.

✓ We maintain our robust compensation alignment policies through share ownership and share retention policies, including (i) stock ownership guidelines that require significant stock ownership of our directors, NEOs and other Covered Officers and retention of 50% of the net after-tax portion of their equity awards; (ii) robust anti-hedging policy; and (iii) robust anti-pledging policy.

✓ We provide reasonable post-employment provisions and have post-employment restrictive and executive cooperation covenants.

✓ We assess the risk-reward balance of our compensation programs in order to mitigate undue risks in our programs.

✓ We cap annual cash and equity incentive payments for NEOs.

✓ We evaluate and respond to executive compensation guidance from our stockholders and proxy advisory firms.

✓ We set robust incentive targets and strongly align pay and performance by placing 89.7% of our CEO's annual, reoccurring compensation opportunity and 77.1% (on average) of our other NEOs' annual, reoccurring compensation opportunities at risk and earned on the basis of Company performance.

✓ We have a robust clawback policy that requires forfeiture or recoupment upon an accounting or financial restatement or certain other acts resulting in financial loss, reputation damage or other similar adverse impacts to the Company, as described in greater detail under the section titled "Compensation Clawback Policy."

✓ For new employment agreements entered into during Fiscal 2019 and thereafter, we have provided that upon termination of employment any performance-based awards are forfeited.

✓ 70% of our annual, reoccurring equity-based awards and 67% to 78% of our regular annual, reoccurring incentive compensation are based on achievement of performance. The remainder is time-based equity that is still subject to market risk.

✓ We adhere to an equity run rate consistent with corporate governance best practices.

✓ We include "double trigger" change in control provisions in our equity grants.

✓ We continued to differentiate the performance metrics of our annual and long-term incentive programs. Our MIP has three equally-weighted performance metrics (Adjusted EBITDA, Net Sales and Adjusted Average Inventory Turns) and our LTIP has three equally-weighted performance metrics (Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted Return on Equity).

What We Don't Do

X We do not provide any gross-ups for golden parachutes or upon a change-in control in existing agreements.

X We do not make loans to executive officers or directors.

X We do not allow our NEOs to purchase stock of the Company on margin, enter into short sales or buy or sell derivatives in respect of securities of the Company.

X We do not provide immediate vesting on equity based awards and have committed to a one-year minimum vesting requirement for all awards granted under the Spectrum Brands Holdings, Inc. Amended and Restated 2020 Omnibus Equity Plan (the "2020 Equity Plan"), subject to limited exceptions.

X We do not grant discounted options and our 2020 Equity Plan prohibits repricing of stock options without stockholder approval.

X We do not provide for accelerated vesting of equity upon retirement for our NEOs.

X We do not provide for single-trigger vesting of equity upon a change in control.

X We do not provide excessive perquisites, and our NEOs do not participate in defined benefit pension plans or nonqualified deferred compensation plans.

X We do not guarantee minimum bonuses to our NEOs.

X We do not pay any dividends on unearned and unvested equity awards, unless and until earned and vested. Our 2020 Equity Plan explicitly prohibits the payment of dividends or dividend equivalents on unvested equity awards until the awards are earned and vested.

X We do not reprice options.

Stockholder Engagement

Our Board and management take their management oversight responsibilities seriously. Our key values are predicated on strong and effective governance, independent thought and decision-making and a commitment to driving stockholder value. We received support from our stockholders with a vote of approximately 97% in favor of our executive compensation at our 2025 annual stockholders meeting.

We engage our stockholders throughout the year to:

- Provide visibility and transparency into our business, our performance and our corporate governance, ESG and compensation practices, and our strategic plans;

- Discuss with our stockholders the issues that are important to them, hear their expectations for us and share our views; and

- Assess emerging issues that may affect our business or strategic plans, inform our decision making, enhance our corporate disclosures and help shape our practices.

We highly value the input of our stockholders and take their input into account as we design our programs. What we learn through our ongoing engagements is regularly shared with our Board and incorporated into our disclosures, plans and practices, as deemed appropriate.

We are committed to robust stockholder engagement, which has been an embedded part of our investor relations and governance programs for many years. We maintain a consistent and proactive approach to communicating with our stockholders, including our quarterly earnings calls, regular conversations by our investor relations personnel and executive management team, holding non-deal road shows and participating in both equity and debt conferences on a regular basis. In addition, each year during proxy season we take the following actions:

- We engage the proxy solicitation firm, Okapi Partners, to (i) assist in a robust stockholder outreach process to discuss our go-forward strategies and (ii) facilitate the opportunity for stockholders to individually and directly engage with certain members of management.

- We engage in discussions with major proxy advisory firms as necessary to understand their perspectives on our compensation programs and best practices generally in executive compensation programs.

- We reach out to our top stockholders to discuss and engage in dialogue with our stockholders with respect to our Company, including our corporate governance and compensation practices.

We continue to engage in rigorous stockholder outreach and do so to understand stockholder views and input on a variety of matters.

Compensation Overview and Philosophy

Our compensation programs are administered by our Compensation Committee. In Fiscal 2025, these programs were based on our "pay-for-performance" philosophy in which variable, performance-based compensation represents a majority of an executive's potential compensation. The variable incentive compensation programs continued our focus on the Company-wide goals of increasing growth and earnings, maximizing free cash flow generation and building for superior long-term stockholder returns. Each year, the Compensation Committee and the Company, along with the assistance of WTW, an independent compensation consultant, go through a thoughtful process to review risks and opportunities applicable to the Company.

In establishing our compensation programs for Fiscal 2025, our Compensation Committee continued to partner with WTW as independent compensation consultant and evaluated the compensation programs with reference to a peer group of 15 companies, as outlined in the section below, "*Role of Committee-Retained Consultants.*"

Background on Compensation Considerations

Our Compensation Committee pursued several objectives in determining our executive compensation programs for Fiscal 2025:

- To attract and retain highly qualified executives for the Company and in each of our business segments.

- To align the compensation paid to our executives with: (i) our overall corporate business strategies while leaving the flexibility necessary to respond to changing business priorities and circumstances; and (ii) our executives' evolving and increasing job responsibilities.

- To align the interests of our executives with those of our stockholders and to reward our executives when they perform in a manner that creates value for our stockholders.

In order to pursue these objectives, our Compensation Committee:

- Considered the advice of WTW on executive compensation issues and program design, including advice on the corporate compensation program as it compared to our peer group companies.

- Conducted an annual review of total compensation for each NEO, including the compensation and benefit values offered to each executive and other compensation factors, based on the NEO's increased job responsibilities since Fiscal 2023.

- Consulted with our CEO and other members of senior management with regard to compensation matters and met in executive session without management to evaluate management's input.

- Solicited comments and concurrence from other Board members regarding its recommendations and actions.

- Considered the feedback of our stockholders and the Say on Pay vote results.

Philosophy on Performance-Based Compensation

Our Fiscal 2025 executive compensation programs were designed so that a significant portion of the value of each NEO's annual total compensation (which varies by individual) would be based on the achievement of Company-wide performance objectives. In approving these programs, our Compensation Committee concluded that a combination of annual fixed base pay and variable, incentive-based pay provided our NEOs with an appropriate mix of cash compensation and equity-based compensation.

For Fiscal 2025, the percentage of annual, ongoing target total compensation that was at-risk (that is, variable annual cash incentive compensation and equity awards) for our CEO was 89.7% and for the other NEOs was 77.1% as a group. The chart below sets forth the percentage of target ongoing Fiscal 2025 compensation that was fixed compared to at-risk for the CEO and the other NEOs as a group.



To highlight the alignment of the incentive plans with stockholder interests, our ongoing annual and long-term incentive programs (whether equity or cash-based) in Fiscal 2025 were predominantly performance-based with (i) our MIP being 100% performance-based and (ii) the three-year LTIP being 70% performance-based, except for Mr. Qadir who received 50% time-based RSUs that vest 33% per year over 3 years and 50% performance-based RSUs that vest 100% after three years, which is in alignment with the vesting schedule for our Vice Presidents as he was a Vice President, and not yet an Executive Vice President, at the time such grant was made.

Our pay-for-performance philosophy is evidenced by the fact that below target payouts under the Fiscal 2023 LTIP PSUs (which were based on the Company's three-year performance from Fiscal 2023-2025) were made to our NEOs, and payouts under the MIP to our NEOs for Fiscal 2025 were also below target, each as shown below. This philosophy is also shown in the realizable pay that our NEOs actually received in Fiscal 2025 as described below under "Reported versus Realizable Pay."

Our Compensation Decision Making Process

Our Compensation Committee engages in a robust process when evaluating and making compensation decisions. In Fiscal 2025, our Compensation Committee continued to retain WTW as its independent consultants to assist in formulating and evaluating executive and director compensation programs.

In addition, our Compensation Committee consulted with our CEO regarding the Company's compensation plans and performance targets; however, our CEO did not participate in any discussions with respect to his own compensation. From time to time, our Compensation Committee also consulted with other senior executives of our Company and outside counsel.

WTW provided advice on the executive compensation implications of changes to our business, our corporate governance and compensation structure and the philosophy of our executive compensation plans. During Fiscal 2025, our Compensation Committee periodically requested WTW to:

- Provide comparative market data for our peer group and other groups on request, with respect to compensation matters.

- Analyze our compensation and benefit programs relative to our peer group, including our mix of performance-based compensation, non-variable compensation and the retentive features of our compensation plans in light of the Company's strategies and prospects.

- Review the plan designs, including the performance metrics selected, for our various incentive plans and make recommendations to our Compensation Committee on appropriate plan designs to support the overall corporate strategic objectives.

- Advise our Compensation Committee on compensation matters and management proposals with respect to compensation matters.

- Assist in the preparation of our Compensation Discussion and Analysis disclosure and related matters.

- On request, participate in meetings of our Compensation Committee.

In order to encourage an independent viewpoint, our Compensation Committee and its members (i) had access to WTW at any time without management present and (ii) consulted from time to time with each other, other non-management members of our Board and WTW without management present.

WTW, with input from management and our Compensation Committee, developed a peer group of companies based on a variety of criteria, including type of business, revenue, assets and market capitalization. The composition of this peer group is reviewed annually and, if appropriate, revised based on changes in business orientation of peer group companies, changes in financial size or performance of the Company and the peer group companies and any mergers, acquisitions, spin-offs or bankruptcies of the companies in the peer group or changes at our Company. WTW reviewed the peer group and proposed no changes from the Fiscal 2024 peer group. The Compensation Committee approved WTW's recommendations for Fiscal 2025. For Fiscal 2025, the peer group utilized continued to consist of the following 15 companies:

✓ Central Garden and Pet Company	✓ Hanesbrands, Inc.	✓ Newell Brands, Inc.
✓ Church & Dwight Co., Inc.	✓ Hasbro, Inc.	✓ Nu Skin Enterprises, Inc.
✓ The Clorox Company	✓ Helen of Troy Limited	✓ The Scotts Miracle-Gro Company
✓ Edgewell Personal Care Company	✓ Mattel, Inc.	✓ USANA Health Sciences, Inc.
✓ Energizer Holdings, Inc.	✓ Medifast, Inc.	✓ YETI Holdings, Inc.

Our Compensation Committee reviews market data as part of assessing the appropriateness and reasonableness of our compensation levels and mix of pay. Although our Compensation Committee does not target a particular range for total compensation as compared to our peer group, it does take this information into account when establishing our compensation programs.

In accordance with SEC rules, our Compensation Committee considered the independence of WTW and concluded that no conflicts of interest prevented WTW from independently advising our Compensation Committee during Fiscal 2025. WTW received $107,767 for executive and director compensation consulting in Fiscal 2025. WTW provided consulting services relating to our health and benefit plans during Fiscal 2025 and received approximately $9,310 for these services. The Compensation Committee reviews additional consulting services, while considering the potential effects on WTW's independence.

Compensation Elements

In Fiscal 2025, the compensation for our NEOs primarily consisted of the components set forth below. In determining the compensation package for each NEO or in making any subsequent changes, our Compensation Committee considers the market conditions at the time such compensation levels were determined, the Company's financial condition at the time such compensation levels were determined, compensation levels for similarly situated executives at other companies, executive experience level and the duties and responsibilities of such executive's position, including any additional duties that may have been assumed due to NEO changes.

Base Salary

Purpose:	• Forms basis for competitive compensation package, which may be increased from time to time.
Operation:	• Base salary reflects competitive market conditions, individual responsibilities and performance and internal parity.
Performance Considerations:	• Performance of the individual is considered by the Compensation Committee, which is advised by its independent compensation consultant when setting and reviewing base salary levels and continued employment.

MIP: Annual Cash Incentive

Purpose:	• Motivate achievement of strategic priorities relating to key annual financial metrics.
Operation:	• Target cash incentive opportunities are determined by competitive market practices and internal parity.
	• Actual cash incentive payouts, which can range from 0-250% of target for the CEO and 0-200% of target for our other NEOs, are determined based on performance.
	• No cash incentive is paid if the relevant performance metrics are not achieved.
Performance Considerations:	• For the Fiscal 2025 grants, based on equally weighted Adjusted EBITDA, Adjusted Average Inventory Turns and Net Sales over the one-year performance period, and the achievement of the goals of each metric is determined and earned independently of one another.
	• Each award is entirely (100%) based on achievement of financial metrics established at the beginning of the performance period.

LTIP: RSUs and PSUs

Purpose:	• Align compensation with key drivers of the business and encourage achievement of significant and sustained improvements in performance and strategic initiatives over the long term.
	• Encourage focus on long-term stockholder value creation.
Operation:	• Target opportunities are determined by competitive market practices and internal parity.
	• Actual payouts on the 70% performance-based component (PSUs), except for Mr. Qadir who received 50% PSUs, can range from 0-125% of target for all executives.
	• No PSUs to become vested if relevant performance metrics are not achieved.
	• The remaining 30% time-based component (RSUs) of the award, except for Mr. Qadir who received 50% RSUs, is not variable in terms of the number of shares eligible for vesting.
	• The Fiscal 2025 LTIP grants have one vesting date after a three-year performance and service period for all executives that were NEOs at the time of the grant.
	• Pursuant to LTIP grant awards, our NEOs are required to hold 50% of the net after-tax shares they receive for at least one year following vesting of each grant.
	• In addition, our NEOs and all other officers at the Vice President level or higher, are subject to the share ownership and retention guidelines discussed above (see "Our Practices and Policies-Stock Ownership Guidelines").
Performance Considerations:	• Long-term incentive awards focusing on cumulative performance over three-year period ending Fiscal 2027, which are granted in the form of performance-based PSUs (70% of award) and time-based RSUs (30% of award)), except for Mr. Qadir which were granted in the form of performance-based PSUs (50% of award) and time-based RSUs (50% of award).
	• For the Fiscal 2025 grants, based on equally weighted Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted Return on Equity over the three-year performance period, and the achievement of the goals of each metric is determined and earned independently of one another.
	• The vast majority (70%) of each of LTIP award is based on achievement of financial metrics established at the beginning of the performance period. No PSUs are paid if the relevant performance metrics are not achieved.
	• The relatively small time-based component of these awards as part of our overall compensation mix serves as an important long-term retention and risk mitigation feature, while the value to the executive still varies depending on our stock price performance.
Payout Curves:	• For the Fiscal 2025 performance-based PSUs, the upper and lower ends of our payout curves for each performance metric were expanded such that, to receive the maximum payout under each metric, performance of 20% or more above target must be achieved, and to receive at least threshold payout under each metric, performance of no more than 20% below target must be achieved.

Each performance measure for our Fiscal 2025 MIP and LTIP awards is defined as set forth below. Each fiscal year, our Compensation Committee, with the assistance of WTW, establishes and approves our MIP and LTIP incentive programs. As with prior years, the performance component of our Fiscal 2025 incentive programs are based on pre-established, objective performance measures specifically defined in the program documents and disclosed below. Our performance-based incentive programs are intended to compensate management for their achievements and exclude the impact of matters that are not within their control, not calculable or are subject to significant uncertainty. For that reason, our incentive programs were designed to exclude the negative impact of tariff increases or similar actions from the Adjusted EBITDA, Adjusted Average Inventory Turns, Net Sales and Adjusted Return on Average Equity performance measures in Fiscal 2025. Our Compensation Committee determined in its reasonable and good faith judgment that the negative impact of tariff increases or similar actions resulted in halting of product orders, impact of negative pricing actions and demand reduction and associated degradation in Fiscal 2025.

Performance Measure	MIP	LTIP
"Adjusted EBITDA" means net earnings before interest, taxes, depreciation and amortization, and excluding restructuring, acquisition and integration charges, gain or loss on sale of one or more segments and other one-time charges. The result of the formula in the preceding sentence shall then be adjusted by the Compensation Committee in good faith so as to negate the effects of any dispositions; provided, however, that Adjusted EBITDA resulting from businesses or products lines acquired (in Board approved transactions) during the applicable fiscal year will, to the extent reasonably and in good faith determined by the Compensation Committee to be appropriate, be included in the calculation from the date of acquisition and the negative impact of tariffs increases or similar actions during the fiscal year will be excluded from this measure.	✓	✓
"Adjusted Average Inventory Turns" means the 12-month cost of goods sold divided by the 12-month average net inventory dollars, each calculated as of the end of the applicable fiscal year. The result of the formula in the preceding sentence is then adjusted by the Compensation Committee in good faith so as to negate the effects of any dispositions; provided, however, that Adjusted Average Inventory Turns resulting from businesses or product lines acquired (in Board approved transactions) during the applicable fiscal year will, to the extent reasonably and in good faith determined by the Compensation Committee to be appropriate, be included in the calculation from the date of acquisition and the negative impact of tariffs increases or similar actions during the fiscal year will be excluded from this measure.	✓	
"Net Sales" means the amount of revenue generated less returns, cash discounts, trade rebates and other spend or consumer offers that result in a reduction of revenue in accordance with generally accepted accounting principles in the U.S. GAAP. Net Sales achievement will be net of FX currency translation impact (e.g., achievement will exclude positive or negative impact(s) as a result of converting local currency sales into U.S. dollars), provided, that, global sales will not be adjusted for translation impact. Net Sales will also include amounts in the annual operating plan relating to acquisitions completed in the prior year and will, as reasonably and in good faith determined by the Compensation Committee to be appropriate be adjusted to negate the effects of any dispositions, exclude or include amounts from acquisitions completed in the current year, and the negative impact of tariffs increases or similar actions during the fiscal year will be excluded from this measure.	✓	
"Adjusted Free Cash Flow" means Adjusted EBITDA plus or minus changes in current and long-term assets and liabilities, less cash payments for taxes, restructuring, interest and capital expenditures. Any reductions in Adjusted Free Cash Flow resulting from transaction costs or financing fees incurred in connection with any Board approved acquisition or refinancing (in each case during the Performance Period) will be added back to Adjusted Free Cash Flow, subject to the approval of the Compensation Committee reasonably and in good faith. The result of the formula in the preceding sentences shall then be adjusted by the Compensation Committee reasonably and in good faith so as to negate the effects of any dispositions, the negative impact of tariffs increases or similar actions during the fiscal year, non-renewal of a significant license agreement or the impact of significant Board-approved capital allocation decisions on interest income; provided, however that Adjusted Free Cash Flow resulting from businesses or products lines acquired (in Board approved transactions) during the Performance Period will, to the extent reasonably and in good faith determined by the Compensation Committee to be appropriate, be included in the calculation from the date of acquisition.		✓
"Adjusted Return on Average Equity" means the 3-year cumulative Adjusted Net Income (Adjusted EBITDA less interest, taxes, depreciation and amortization) divided by the sum of the 3-year average year total equity, excluding gain or loss on sale of one or more segments. The result of the formula in the preceding sentence shall then be adjusted by the Compensation Committee in good faith so as to negate the effects of any dispositions or non-renewal of a significant license agreement; provided, however that Adjusted Return on Average Equity resulting from businesses or products lines acquired (in Board approved transactions) during the Performance Period will, to the extent reasonably and in good faith determined by the Compensation Committee to be appropriate be included in the calculation from the date of acquisition and the negative impact of tariffs increases or similar actions during the fiscal year will be excluded from this measure.		✓

Fiscal 2025 Compensation Component Pay-Outs

Reported versus Realizable Pay

Our Compensation Committee closely monitors the pay-outs generated by our compensation programs each year. Although the Summary Compensation Table provides an overview of the cash and non-cash costs to the Company of our CEO's and other NEOs' compensation in a given year, it does not provide a clear summary of the pay realizable by our NEOs because SEC rules require reporting of the grant date fair value of all equity awards in the Summary Compensation Table for the year in which they were granted, even if awards may not be earned and paid out for several years.

The table below shows the compensation realizable by our CEO.

Year of Compensation	Total Realizable Pay[1]		Realizable Pay as a Percentage of Reported Pay[2]
2025	$	7,865,862	90 %
2024	$	5,328,552	50 %
2023	$	5,542,717	75 %

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[1] For purposes of this comparison, "Realizable Pay" for each reporting year is defined as: (i) salary as reported in the Summary Compensation Table; (ii) the value of amounts paid under the MIP as reported in the Summary Compensation Table; (iii) the value of the equity-based awards that vested during the year; and (iv) all Other Compensation as reported in the Summary Compensation Table.

[2] Reported Pay as reported in the Summary Compensation Table.

Base Salary

The annual base salaries at the end of Fiscal 2025 for our NEOs are set forth below and did not increase during Fiscal 2025, except for Mr. Qadir who received a modest merit increase prior to becoming an NEO:

Named Executive	Annual Base Salary at the end of Fiscal 2025	
David M. Maura	$	900,000
Faisal Qadir	$	310,825
Ehsan Zargar	$	400,000
Jeremy Smeltser	$	600,000

Management Incentive Plan

For Fiscal 2025, our MIP award levels achievable at target for each NEO were as follows:

Named Executive	MIP Target as % of Annual Base Salary
David M. Maura	125 %
Faisal Qadir	40 %
Ehsan Zargar	60 %
Jeremy Smeltser	85 %

The performance metrics for each of our NEOs were equal to those established for the Company as a whole. The maximum MIP cash incentive payable is 250% of target for Mr. Maura and 200% of target for our other continuing NEOs. Our Compensation Committee established the following equally weighted performance metrics for our MIP for Fiscal 2025:

- 33.3% Adjusted EBITDA;

- 33.3% Net Sales; and

- 33.3% Adjusted Average Inventory Turns.

The table below shows the applicable levels of performance required to achieve threshold, target and maximum payouts for each of the three MIP performance metrics in Fiscal 2025 as well as actual results calculated in accordance with the terms of our MIP incentive program established for Fiscal 2025 (including the exclusion of the impact from tariffs and similar actions).

		Performance Required to Achieve Cash Incentive % as Indicated ($ in millions)									
Performance Metric	Weight (% of Target Cash Incentive)	Threshold (0%)		Target (100%)		Maximum (200%)[1]		Actual Results		Fiscal 2025 Payout (% of Target Cash Incentive)
Adjusted EBITDA	33.3 %	$	310.54	$	345.04	$	369.19	$	345.99	103.94 %
Adjusted Average Inventory Turns	33.3 %		3.50		3.68		3.79		3.69	109.06 %
Net Sales	33.3 %	$	2,890.57	$	3,042.71	$	3,133.99	$	2,934.57	28.92 %

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[1] Mr. Maura was eligible to receive a maximum MIP equal to 250% of target if we achieved Adjusted EBITDA, Adjusted Average Inventory Turns and Net Sales of $381.27 million, 3.85 and $3,179.63 million, respectively.

Long Term Incentive Plan

Fiscal 2025 LTIP Grants. Our Fiscal 2025 LTIP grants cover service and cumulative performance over the three-year period commencing October 1, 2024 and ending September 30, 2027. Of the LTIP grant, 70% is in the form of PSUs and will vest based on the achievement of cumulative Adjusted EBITDA, cumulative Adjusted Free Cash Flow and Adjusted Return on Equity over the three-year period. The remaining 30% is in the form of RSUs, which will vest based on continued service shortly following the end of such three-year period. As discussed elsewhere herein, Mr. Qadir was granted his Fiscal 2025 LTIP grant prior to becoming an NEO and as a result, his grant consists of 50% time-based RSUs that vest 33% per year over 3 years and 50% performance-based RSUs that vest 100% after three years. Grants made to Mr. Qadir for Fiscal 2026 and onwards will have terms consistent with LTIP grants to our other NEOs. In addition, with respect to the PSU component of the LTIP, there is an opportunity to earn additional PSUs if superior performance is achieved (subject to a cap of 125% of the target PSUs).

The table below sets forth the number of PSUs and RSUs each NEO was granted in Fiscal 2025 pursuant to the LTIP.

Name[1]	70% Performance- Based (at Target)	30% Time Based	Potential Upside Performance -Based
David M. Maura	52,349	22,435	13,087
Faisal Qadir	1,385	1,385	346
Ehsan Zargar	13,960	5,983	3,490
Jeremy Smeltser	11,633	4,986	2,908

[1] For Fiscal 2025, Mr. Qadir received a 50% performance-based and 50% time-based LTIP award as he was a Vice President when the award was issued. Grants made to Mr. Qadir for Fiscal 2026 and onwards will have terms consistent with LTIP grants to our other NEOs.

The table below shows the three performance metrics for our NEOs and the applicable levels of performance required to achieve threshold, target and maximum vesting of PSUs.

Performance Measure (in $ millions)	Threshold (0% of PSUs vest)		Target (100% of PSUs vest)		Maximum (125% of PSUs vest)
Adjusted EBITDA	$	870.9	$	1,087.7	$ 1,305.2
Adjusted Free Cash Flow	$	434.3	$	542.2	$ 650.6
Adjusted Return on Equity		22.60 %		28.30 %	34.00 %

Actual Payout of Fiscal 2023 PSUs. The PSUs granted in Fiscal 2023 were subject to performance over the three-year period that ended September 30, 2025, as shown in detail in our prior disclosure. The performance metrics were Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted Return on Equity. Our performance over this three-year period, calculated in accordance with the definitions set forth in the LTIP and described above (including the exclusion of the impact from tariffs and similar actions), resulted in a below target payout of approximately 92.11% of the target PSUs granted in Fiscal 2023 that vested in December 2025, as reflected in the following table.

Name	Actual 2023 LTIP PSUs Earned and Vested	2023 LTIP PSUs Forfeited (from Target Grant Level)
David M. Maura	69,915	5,989
Faisal Qadir	2,312	198
Ehsan Zargar	20,716	1,774
Jeremy Smeltser	15,277	1,309

Deferral and Post-Termination Benefits

Retirement Benefits. Our Company maintains a 401(k) plan for our employees, including our NEOs.

Supplemental Executive Retirement Program Benefits. During Fiscal 2025, each of Messrs. Maura, Smeltser, and Zargar participated in a supplemental executive retirement program (SERP) pursuant to which the Company, on behalf of each participant, made an annual contribution on October 1, 2024 equal to up to 15% of such participant's base salary as of that date into a Company-owned executive life insurance policy for such participant. The investment options for each such policy are selected by the insurance provider. Mr. Qadir was not eligible for this contribution in Fiscal 2025. Messrs. Maura and Zargar voluntarily agreed to cease participating in the SERP beginning in Fiscal 2026.

Post-Termination Benefits. As described below, the Company has entered into agreements with our NEOs which govern, among other things, post-termination benefits payable to each such NEO should their employment with the Company terminate. In each case, the receipt of post-termination benefits is subject to the NEO's execution of a waiver and release agreement in favor of the Company and continued compliance with post-employment restrictive covenants and other executive cooperation.

Perquisites and Benefits

The Company provides certain limited perquisites and other benefits to certain executives, including our NEOs. Among these benefits are financial and tax planning services, car allowances or leased car programs, executive medical exams and executive life and disability insurance. We did not provide tax gross-ups for our NEOs. Mr. Qadir was not eligible for financial and tax planning services and executive medical exams in Fiscal 2025.

Changes to Fiscal 2026 Executive Compensation

In connection with setting Fiscal 2026 executive compensation, the Compensation Committee reviewed a compensation analysis prepared by WTW and considered stockholder sentiment and best practices. Based on its review, for Fiscal 2026, the Compensation Committee modestly increased Messrs. Maura's and Zargar's compensation package by ~7% and ~3.5% at target (without regard to the voluntary elimination of their SERP benefit, as described above), respectively, and changed the ratio of Mr. Zargar's cash and equity compensation in line with current market practice.

Important Compensation Policies and Guidelines

Timing of Stock-Based Grants

The Company did not grant stock options to its employees during Fiscal 2025 and does not anticipate that it will use options as part of its compensation program going forward. The Company generally provides stock, restricted stock, RSUs and PSUs as part of the compensation program made available to directors, NEOs and other employees. With respect to annual stock awards granted in Fiscal 2025 to directors and NEOs, these were made (and the number of shares determined) on the second business day following the filing and public dissemination of the Company's 10-K and audited financial statements.

Impact of Tax and Accounting Considerations

The overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the pay component and the stockholder value that management and the Compensation Committee believe the pay component reinforces. In structuring the compensation for our NEOs, our Compensation Committee will review a variety of factors which may include the deductibility of such compensation under Section 162(m) of the Internal Revenue Code, to the extent applicable. However, this is not the driving or most influential factor, and the Compensation Committee has approved in the past and specifically reserves the right to pay or approve nondeductible compensation currently and in the future.

Executive Compensation Tables

The following tables and footnotes show the compensation earned for service in all capacities during Fiscal 2025, Fiscal 2024 and Fiscal 2023 by our NEOs. We refer you to the *"Compensation Discussion and Analysis"* and the *"Termination and Change in Control Provisions"* sections of this report as well as the corresponding footnotes to the tables for material factors necessary for an understanding of the compensation detailed in the tables entitled *"Summary Compensation Table," "All Other Compensation Table for Fiscal 2025"* and *"Grants of Plan-Based Awards Table for Fiscal 2025."*

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
David M. Maura *Executive Chairman and Chief Executive Officer*	2025	$ 900,000	$ —	$ 6,750,004	$ 907,200	$ 199,832	$ 8,757,036
	2024	$ 900,000	$ —	$ 6,749,963	$ 2,583,675	$ 344,160	$ 10,577,798
	2023	$ 900,000	$ —	$ 5,400,013	$ 637,313	$ 481,460	$ 7,418,786
Faisal Qadir[1] *Executive Vice President and Chief Financial Officer*	2025	$ 304,388	$ —	$ 250,020	$ 100,260	$ 25,055	$ 679,723
Ehsan Zargar *Executive Vice President, General Counsel and Corporate Secretary*	2025	$ 400,000	$ —	$ 1,800,055	$ 193,536	$ 151,789	$ 2,545,380
	2024	$ 400,000	$ —	$ 3,050,024	$ 471,192	$ 192,183	$ 4,113,399
	2023	$ 400,000	$ —	$ 1,600,024	$ 135,960	$ 234,059	$ 2,370,043
Jeremy Smeltser[1] *Former Executive Vice President and Chief Financial Officer*	2025	$ 600,000	$ —	$ 1,500,031	$ 411,264	$ 169,721	$ 2,681,016
	2024	$ 592,115	$ —	$ 2,750,068	$ 1,001,283	$ 189,790	$ 4,533,256
	2023	$ 550,000	$ —	$ 1,179,961	$ 249,260	$ 204,618	$ 2,183,839

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[1] Mr. Qadir became our new Executive Vice President and Chief Financial Officer effective September 3, 2025. Per Mr. Qadir's employment agreement, NEO compensation and benefits became effective as of October 1, 2025, the first day of Fiscal 2026. Mr. Smeltser served as our Executive Vice President and Chief Financial Officer until September 3, 2025 and continued a full-time employee of the Company until December 31, 2025.

[2] This column reflects the aggregate grant date fair value of the awards computed in accordance with ASC Topic 718 (for a discussion of the relevant ASC 718 valuation assumptions, see Note 2, Significant Accounting Policies and Practices, of the Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for Fiscal 2025). This column represents grants under the LTIP assuming target performance. If the maximum possible performance under the LTIP was used to determine the grant date value of the PSU portion of the Fiscal 2025 LTIP, the value reported in this column for 2025 would have been as follows: Mr. Maura $7,931,236; Mr. Qadir $281,250; Mr. Zargar $2,115,063; and Mr. Smeltser $1,762,507. At the lowest level of performance, the PSUs are forfeited. The amounts shown in this column do not reflect the actual payout. For further information regarding LTIP grants, see *"Compensation Discussion and Analysis-Fiscal 2025 Compensation Component Pay-Outs-Long-Term Incentive Plan"* and the table entitled *"Grants of Plan-Based Awards Table for Fiscal 2025"* and its accompanying footnotes.

[3] This column represents cash amounts earned under the Company's MIP program for performance during the applicable year. As presented in the table, there was only partial MIP payment for Fiscal 2025 because the previously established performance targets were not fully achieved. For additional detail on the 2025 MIP and the determination of the awards thereunder, please refer to the discussion under the heading *"Compensation Discussion and Analysis-Fiscal 2025 Compensation Component Pay-Outs-Management Incentive Plan"* and the table entitled *"Grants of Plan-Based Awards Table for Fiscal 2025"* and its accompanying footnotes.

[4] Please see the following table for the details of the amounts that comprise the All Other Compensation column.

All Other Compensation Table for Fiscal 2025

Name	Financial Planning Services Provided to Executive[2]	Life Insurance Premiums Paid on Executive's Behalf[3]	Car Allowance/ Personal Use of Company Car[4]	Company Contributions to Executive's Qualified Retirement Plan[5]	Company Contributions to Executive's Supplemental Life Insurance Policy[6]	Dividends[7]	Other	Total
David M. Maura[1]	$ 20,000	$ 7,625	$ —	$ 14,000	$ 75,606	$ 80,509	$ 2,092	$ 199,832
Faisal Qadir	$ —	$ 1,105	$ 8,048	$ 9,664	$ —	$ 6,238	$ —	$ 25,055
Ehsan Zargar	$ 20,000	$ 2,278	$ 34,109	$ 10,115	$ 60,000	$ 23,857	$ 1,430	$ 151,789
Jeremy Smeltser	$ 20,000	$ 3,742	$ 30,080	$ 8,308	$ 90,000	$ 17,591	$ —	$ 169,721

[1] Mr. Maura voluntarily declined his car allowance payments for Fiscal 2025.

[2] For Fiscal 2025, the Company provided an allowance for expenses related to financial planning and tax preparation services in an amount of $20,000 (paid in March 2025) to Messrs. Maura, Zargar, and Smeltser.

[3] The amount represents the life insurance premiums paid for Fiscal 2025. The Company provides life insurance coverage equal to three times base salary for each executive officer, except for Mr. Qadir, whose Fiscal 2025 life insurance coverage was equal to two times base salary as a Vice President .

[4] The Company sponsors a leased car or car allowance program. Under the leased car program, costs associated with using a vehicle are provided, which also include maintenance, insurance and license and registration. Under the car allowance program, the executive receives a fixed monthly allowance. As noted above, beginning with Fiscal 2020, Mr. Maura has declined his car allowance.

[5] Represents amounts contributed under the Company-sponsored 401(k) retirement plan.

[6] This amount reflects the premium paid by the Company on October 1, 2024 equal to up to 15% of base salary toward individual supplemental life insurance policies.

[7] This amount reflects dividend equivalents paid in cash on RSUs that vested during Fiscal 2025 and which were not factored into the grant date fair value of the RSUs.

Grants of Plan-Based Awards Table for Fiscal 2025

The following table and footnotes provide information with respect to equity grants made to our NEOs during Fiscal 2025 as well as the range of future payouts under non-equity incentive awards for our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]		All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock Awards[4]
		Threshold $	Target $	Maximum $	Target #	Maximum #		
David M. Maura	11/12/2024	$ —	$ 1,125,000	$ 2,812,500				
	11/19/2024	$ —	$ —	$ —	52,349	65,436	22,435	$ 6,750,004
Faisal Qadir	11/12/2024	$ —	$ 124,330	$ 248,660				
	11/19/2024	$ —	$ —	$ —	1,385	1,731	1,385	$ 250,020
Ehsan Zargar	11/12/2024	$ —	$ 240,000	$ 480,000				
	11/19/2024	$ —	$ —	$ —	13,960	17,450	5,983	$ 1,800,055
Jeremy Smeltser[1]	11/12/2024	$ —	$ 510,000	$ 1,020,000				
	11/19/2024	$ —	$ —	$ —	11,633	14,541	4,986	$ 1,500,031

[1] Pursuant to Mr. Smeltser's separation agreement with the Company, he received (1) a Fiscal 2025 MIP cash incentive amount of $411,264 based on actual Company performance during Fiscal 2025, with such payment made at the same performance level as the other NEOs, and (2) the pro rata vesting of the time-based portion of his Fiscal 2025 LTIP award, totaling 1,829 shares of Company common stock. He forfeited the balance of his Fiscal 2025 LTIP award. Upon his separation, Mr. Smeltser received only such payments and vesting as he was entitled to under his employment agreement in connection with his termination without "cause."

[2] Represents the threshold, target and maximum payouts under the Fiscal 2025 MIP. The actual amounts earned under the plan for Fiscal 2025 are disclosed in the Summary Compensation Table above as part of the column entitled "Non-Equity Incentive Plan Awards." For Mr. Maura, the maximum payout for the disclosed awards is equal to 250% of target. For our other participating NEOs, the maximum payouts for the disclosed awards are equal to 200% of target. See "*Compensation Discussion and Analysis-Fiscal* 2025 *Compensation Component Pay-Outs-Management Incentive Plan*" for a discussion of the terms of the Fiscal 2025 MIP.

[3] Represents the number of RSUs and PSUs awarded under the Fiscal 2025 LTIP grants and shows (a) the target and maximum payouts, denominated in the number of shares of stock, in respect of PSUs and (b) the number of shares of stock underlying the RSUs. See "*Compensation Discussion and Analysis-Fiscal* 2025 *Compensation Components Pay-Outs-LTIP*" for a discussion of the terms of these awards.

[4] See footnote 2 to the Summary Compensation Table.

Outstanding Equity Awards at the End of Fiscal 2025

The following table and footnotes set forth information regarding outstanding options and restricted stock unit awards as of September 30, 2025 for our NEOs. The market value of shares that have not vested was determined by multiplying $52.53, the closing market price of the Company's stock on September 30, 2025, the last trading day of Fiscal 2025, by the number of shares.

Name	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2]
David M. Maura	51,309	$ 95.43	11/28/2026	—	$ —	—	$ —
				32,530 [4]	$ 1,708,801	69,915 [5]	$ 3,672,635
				30,575 [6]	$ 1,606,105	89,178 [7]	$ 4,684,520
				22,435 [8]	$ 1,178,511	52,349 [9]	$ 2,749,893
Faisal Qadir				854 [4]	$ 44,861	2,312 [5]	$ 121,449
				1,265 [10]	$ 66,450	2,359 [7]	$ 123,918
				1,385 [11]	$ 72,754	1,385 [9]	$ 72,754
Ehsan Zargar				9,639 [4]	$ 506,337	20,716 [5]	$ 1,088,211
				27,027 [12]	$ 1,419,728	23,781 [7]	$ 1,249,216
				5,983 [8]	$ 314,287	13,960 [9]	$ 733,319
Jeremy Smeltser				7,108 [4]	$ 373,383	15,277 [5]	$ 802,501
				25,669 [13]	$ 1,348,393	19,818 [14]	$ 1,041,040
				4,986 [15]	$ 261,915	11,633 [16]	$ 611,081

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[1] This column shows the number of outstanding RSUs subject to time-based vesting.

[2] The market value is based on the per share closing price of our common stock on September 30, 2025 ($52.53).

[3] This column shows the number of Fiscal 2023, 2024 and 2025 LTIP PSUs subject to performance-based vesting. For the Fiscal 2023 PSU grants, we have shown the actual shares that became vested in December 2025 based on performance through Fiscal 2025 year-end. For the Fiscal 2024 PSU grants, we have shown the number of PSUs that would be payable upon maximum level of performance. For the Fiscal 2025 PSU grants, we have shown the number of PSUs that would be payable upon the target level of performance.

[4] These Fiscal 2023 LTIP RSUs vested on December 5, 2025.

[5] These Fiscal 2023 LTIP PSUs vested on December 5, 2025.

[6] These Fiscal 2024 LTIP RSUs vest on December 4, 2026, subject to continued employment.

[7] These Fiscal 2024 LTIP PSUs vest on December 4, 2026, subject to continued employment and achievement of the applicable performance metrics.

[8] These Fiscal 2025 LTIP RSUs vest on December 3, 2027, subject to continued employment.

[9] These Fiscal 2025 LTIP PSUs vest on December 3, 2027, subject to continued employment and achievement of the applicable performance metrics.

[10] These Fiscal 2024 LTIP RSUs partially vested on December 5, 2025. The remaining RSUs will vest on December 4, 2026, subject to continued employment.

[11] These Fiscal 2025 LTIP RSUs partially vested on December 5, 2025. The remaining RSUs will vest on December 4, 2026 and December 3, 2027, subject to continued employment.

[12] These Fiscal 2024 Retention RSUs partially vested on December 5, 2025. The remaining Fiscal 2024 Retention RSUs and all Fiscal 2024 LTIP RSUs will vest on December 4, 2026, subject to continued employment.

[13] These Fiscal 2024 Retention RSUs partially vested on December 5, 2025. The remaining Fiscal 2024 Retention RSUs and the Fiscal 2024 LTIP RSUs vested pro rata on December 31, 2025 and the remaining RSUs were forfeited in connection with Mr. Smeltser's separation.

[14] These Fiscal 2024 LTIP PSUs were forfeited on December 31, 2025 in connection with Mr. Smeltser's separation.

[15] These Fiscal 2025 LTIP RSUs vested pro rata on December 31, 2025 and the remaining RSUs were forfeited in connection with Mr. Smeltser's separation.

[16] These Fiscal 2025 LTIP PSUs were forfeited on December 31, 2025 in connection with Mr. Smeltser's separation.

Option Exercises and Stock Vested During Fiscal 2025

The following table and footnotes provide information regarding option exercises and stock awards vested during Fiscal 2025 for our NEOs.

	Stock Awards		Option Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting	Number of Shares Acquired on Exercise	Value Realized on Exercise
David M. Maura[1,2]	15,817	$ 1,500,717	1,164	$ 4,481
Faisal Qadir[3]	1,858	$ 176,287	—	$ —
Ehsan Zargar[4]	4,687	$ 444,703	—	$ —
Jeremy Smeltser[5]	3,456	$ 327,905	—	$ —

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1. For stock awards, the amount for Mr. Maura in this column represents the value realized upon the vesting of 15,817 RSUs and 0 PSUs on December 6, 2024. The value was computed by multiplying the number of shares vested by the closing price per share of the Company's common stock on such vesting date, which was $94.88 on December 6, 2024.

2. For option awards, the amount for Mr. Maura in this column represents the value realized upon the exercise of 1,164 NQ stock options on November 18, 2024. The value was computed by multiplying the number of options exercised by the closing price per share of the Company's common stock on such exercise date, which was $90.23, less the option price of $86.38. The number of shares reported includes the number of shares withheld by the Company for payment of the exercise price and tax liability incident to the exercise.

3. The amount for Mr. Qadir in this column represents the value realized upon the vesting of 1,858 RSUs and 0 PSUs on December 6, 2024. The value was computed by multiplying the number of shares vested by the closing price per share of the Company's common stock on such vesting date, which was $94.88 on December 6, 2024.

4. For stock awards, the amount for Mr. Zargar in this column represents the value realized upon the vesting of 4,687 RSUs and 0 PSUs on December 6, 2024. The value was computed by multiplying the number of shares vested by the closing price per share of the Company's common stock on such vesting date, which was $94.88 on December 6, 2024.

5. The amount for Mr. Smeltser in this column represents the value realized upon the vesting of 3,456 RSUs and 0 PSUs on December 6, 2024. The value was computed by multiplying the number of shares vested by the closing price per share of the Company's common stock on such vesting date, which was $94.88 on December 6, 2024. Upon his separation on December 31, 2025, Mr. Smelteser's unvested PSUs were forfeited, his unvested RSUs vested on a pro rata basis and he did not receive a Fiscal 2026 LTIP grant.

The amounts set forth in the table above under the "Value Realized on Vesting" column reflect the value of shares on the vesting date and value realized on the exercise date. It is important to consider the following factors when reading this table:

- All of Mr. Maura's stock awards reflected in this table were granted at the beginning of Fiscal 2022 and required three years of service, plus performance achievement for the PSUs, in order for the executive to receive any potential value for these awards;

- All of Mr. Maura's stock options reflected in this table were granted on November 24, 2015 and were approaching their expiration date of November 24, 2025;

- For Mr. Maura's awards granted in Fiscal 2022, none of the amounts reflect the vesting of PSUs that were eligible for vesting only if we met preset performance criteria based on financial metrics over a three-year period from Fiscal 2022-2024, based strictly on the metrics disclosed in the proxy for the year granted without any adjustments;

- No PSUs were earned as below threshold performance level achievement was attained based on preset performance criteria; and

- Although the columns in the table are required to state that it is the "value realized", as of the date of this filing, Mr. Maura has not sold any of the shares that vested on December 6, 2024 or stock acquired from the stock option exercise on November 18, 2024, other than the required withholding of shares by the Company to satisfy its tax withholding obligations.

Pension Benefits

None of our NEOs participated in any pension plans during, or as of the end of, Fiscal 2025.

Non-Qualified Deferred Compensation

None of our NEOs participated in any Company non-qualified deferred compensation programs during, or as of the end of, Fiscal 2025.

Agreements with NEOs

Our Compensation Committee periodically evaluates the appropriateness of entering into employment agreements, severance agreements or other written agreements with the Company's NEOs to govern compensation and other aspects of the employment relationship. During Fiscal 2025, the Company and/or its wholly owned subsidiary, SBI, had written employment agreements with its NEOs as follows: (i) an employment agreement, dated January 20, 2016, as amended and restated on April 25, 2018, with Mr. Maura (the "Maura Employment Agreement"); (ii) an employment agreement, dated September 3, 2025, with Mr. Qadir (the "Qadir Employment Agreement"); (iii) an employment agreement, dated September 13, 2018, with Mr. Zargar (the "Zargar Employment Agreement"); (iv) an employment agreement, dated September 9, 2019, with Mr. Smeltser (the "Smeltser Employment Agreement"); and (v) a separation agreement, dated September 3, 2025, with Mr. Smeltser (the "Smeltser Separation Agreement").

Agreement with Mr. Maura

Pursuant to the Maura Employment Agreement, the initial term was until April 24, 2021, subject to earlier termination, with automatic one-year renewals thereafter. The Maura Employment Agreement provides Mr. Maura with an annual base salary as Executive Chairman of $700,000 and an annual base salary of $200,000 for the duration of his services as CEO, subject to periodic review and increase by the Compensation Committee, in its discretion, and he is eligible to receive a performance-based MIP cash incentive for each fiscal year, based on a target of 125% of his total base salary, as may be applicable at the time (the "Maura Target Amount"), paid during the applicable fiscal year during the term of the Maura Employment Agreement, provided the Company achieves certain annual performance goals as established by our Board and/or our Compensation Committee. If the Company exceeds the performance targets, the cash incentive will be increased in accordance with the formula approved by the Compensation Committee, provided that the cash incentive will not exceed 250% of his then-current base salary.

Under the terms of the Maura Employment Agreement, Mr. Maura was entitled to receive a performance-based Equity Incentive Program (EIP) grant with a combined target value of $3.2 million for his service as Executive Chairman and CEO and continue his participation in the S3B multi-year equity incentive program (which programs were replaced in Fiscal 2019 by the Company's current LTIP equity plan). Mr. Maura is eligible for equity awards under the Company's LTIP equity plan at the discretion of the Compensation Committee and/or Board, and will be eligible to participate in future multi-year incentive programs as may be adopted from time to time.

The Maura Employment Agreement also provides Mr. Maura with certain other compensation and benefits, including the following: (i) four weeks of paid vacation for each full year; (ii) eligibility for Mr. Maura to participate in the Company's executive auto lease program; (iii) a stipend for income tax filings and returns preparation and advice and estate planning advice; and (iv) eligibility for Mr. Maura to participate in any of the Company's insurance plans and other benefits, if any, as are made available to other executive officers of the Company.

Under the Maura Employment Agreement, Mr. Maura is entitled to receive severance benefits if his employment is terminated under certain circumstances. In general, termination as Executive Chairman and as CEO is determined separately, so that termination from either position will generally provide for payments in respect only of that position and a termination from both positions will provide for payments in respect of both positions.

In the event that Mr. Maura is terminated with "cause" or terminates his employment voluntarily, other than for "good reason," from his role as Executive Chairman or as CEO or all his roles, Mr. Maura's compensation (with respect to such roles) and other benefits (in the case where he is terminated from all his roles) provided under his employment agreement ceases at the time of such termination, and Mr. Maura is entitled to no further compensation under his employment agreement with respect to such role. Notwithstanding this, the Company would pay to Mr. Maura accrued compensation and benefits and continuation of Company medical benefits to the extent required by law.

If Mr. Maura's role as CEO is terminated (without terminating his role as Executive Chairman), without "cause," by the Company, by Mr. Maura for "good reason," due to Mr. Maura's death or disability or upon a Company-initiated non-renewal or upon a change in control, Mr. Maura will be entitled to receive the following severance benefits: (i) the vesting of $250,000 of his outstanding time-based equity awards, based on grant-date value, as determined by the Compensation Committee; (ii) a cash payment of $500,000 payable ratably on a monthly basis in arrears over the 12-month period following such termination; and (iii) a *pro rata* portion of the annual MIP cash incentive related to the base salary that Mr. Maura would have earned for the fiscal year in which termination occurs. Notwithstanding the foregoing, if Mr. Maura's employment is terminated in a CIC Termination (as defined below) during the initial term of the Maura Employment Agreement, then instead of the payment in clause (ii) above, he will receive a cash payment equal to the greater of (x) a cash amount equal to $500,000 or (y) a cash amount equal to his then-current base salary times the number of months remaining in the initial term, with a *pro rata* amount being calculated for any partial month in that time period.

In addition to the payments above, if Mr. Maura's employment (as Executive Chairman) is terminated by the Company without "cause," by Mr. Maura for "good reason," upon Mr. Maura's death or disability or upon a Company-initiated non-renewal of his employment agreement, the Company shall pay or provide for Mr. Maura: (i) (a) a cash payment equal to 1.5 times the base salary in effect immediately prior to his termination, plus (b) a cash payment equal to 1.0 times the Maura Target Amount, payable ratably on a monthly basis over the 18-month period immediately following his termination; (ii) the *pro rata* portion, in cash, of the annual MIP cash incentive (if any) he would have earned for the fiscal year in which such termination occurs if his employment had not ceased, to be paid at the same time such cash incentive would have been paid to Mr. Maura for such fiscal year if his employment had not terminated; (iii) for the 18-month period immediately following such termination, provide Mr. Maura and his dependents with medical insurance coverage and other employee benefits on a basis substantially similar to those provided to Mr. Maura and his dependents by the Company immediately prior to the date of termination at no greater cost to Mr. Maura or the Company than the cost to Mr. Maura and the Company immediately prior to such date; and (iv) payment of accrued vacation time pursuant to Company policy. In addition, all unvested outstanding time-based equity awards will promptly vest as provided in the applicable equity award agreements. Notwithstanding the foregoing, if Mr. Maura's employment is terminated in a CIC Termination during the initial term of the Maura Employment Agreement, then instead of the payment in clause (i)(a) above, he will receive a cash payment equal to the greater of (x) a cash amount equal to 1.5 times his then-current base salary or (y) a cash amount equal to his then-current base salary times the number of months remaining in the initial term, with a *pro rata* amount being calculated for any partial month in that time period.

If Mr. Maura's employment is terminated by the Company without "cause" (and not due to death or disability) or by Mr. Maura for "good reason" during the period that begins 60 days prior to the occurrence of a change in control (or, in limited cases, earlier) and ends upon the first anniversary of the change in control (a "CIC Termination"), then Mr. Maura will receive all severance benefits available to him as if he terminated his employment for "good reason," and all of his outstanding and unvested performance-based equity awards will vest in full (at the target level).

The payment of the severance payments and vesting of equity awards described above with respect to a termination of Mr. Maura's employment are conditioned upon Mr. Maura's execution of a release of claims in favor of the Company and its controlled affiliates and Mr. Maura's compliance with the non-competition, non-solicitation, non-disparagement and confidentiality restrictions set forth in his employment agreement. The non-competition and non-solicitation provisions extend for 18 months following Mr. Maura's termination, and the confidentiality provisions extend for seven years following Mr. Maura's termination.

Under the Maura Employment Agreement, (a) "good reason" is defined as the occurrence of any of the following events without Mr. Maura's consent: (i) any reduction in Mr. Maura's annual base salary or target MIP cash incentive opportunity then in effect; (ii) the required relocation of Mr. Maura's office at which he is principally employed as of April 25, 2018 to a location more than 50 miles from such office or the requirement by the Company that Mr. Maura be based at a location other than such office on an extended basis, except for required business travel; (iii) a substantial diminution or other substantive adverse change in the nature or scope of Mr. Maura's responsibilities, authorities, powers, functions or duties; (iv) a breach by the Company of any of its other material obligations under the Maura Employment Agreement; or (v) the failure of the Company to obtain the agreement of any successor to the Company to assume and agree to perform the Maura Employment Agreement; and (b) "cause" is defined, in general, as the occurrence of any of the following events: (i) the commission by Mr. Maura of any deliberate and premeditated act taken by Mr. Maura in bad faith against the interests of the Company that causes or is reasonably anticipated to cause material harm to the Company; (ii) Mr. Maura has been convicted of or pleads nolo contendere with respect to, any felony or of any lesser crime or offense having as its predicate element fraud, dishonesty or misappropriation of the property of the Company that causes or is reasonably anticipated to cause material harm to the Company; (iii) the habitual drug addiction or intoxication of Mr. Maura which negatively impacts his job performance or Mr. Maura's failure of a company-required drug test; (iv) the willful failure or refusal of Mr. Maura to perform his duties as set forth in the employment agreement or the willful failure or refusal to follow the direction of our Board, which is not cured after 30 calendar days' notice; or (v) Mr. Maura materially breaches any of the terms of the Maura Employment Agreement or any other agreement between himself and the Company and the breach is not cured within 30 calendar days after written notice from the Company.

Agreement with Mr. Qadir

Pursuant to the Qadir Employment Agreement, the initial term is until October 1, 2026, subject to earlier termination, with automatic one-year renewals thereafter. The Qadir Employment Agreement provides Mr. Qadir with an annual base salary of $450,000, subject to periodic review and increase by the Compensation Committee, in its discretion, and he is eligible to receive a performance-based MIP cash incentive for each fiscal year starting in Fiscal 2026, based on a target of 75%, subject to increase by the Board and/or Compensation Committee, in their sole discretion, of his then-current base salary (the "Qadir Target Amount") paid during the applicable fiscal year during the term, provided the Company achieves certain annual performance goals as established by the Board and/or the Compensation Committee. If the Company exceeds the performance targets, the cash incentive will be increased in accordance with the formula approved by the Compensation Committee, provided that the cash incentive will not exceed 150% of his then-current base salary.

Mr. Qadir is eligible for equity awards under the Company's LTIP equity plan at the discretion of the Compensation Committee and/or Board and will be eligible to participate in future multi-year incentive programs as may be adopted from time to time. The Qadir Employment Agreement also provides Mr. Qadir with certain other compensation and benefits, including the following: (i) four weeks of paid vacation for each full year; (ii) eligibility to participate in the Company's executive auto lease program; and (iii) eligibility to participate in any of the Company's insurance plans and other benefits, if any, as are made available to other executive officers of the Company.

Under the Qadir Employment Agreement, Mr. Qadir is entitled to receive severance benefits if his employment is terminated under certain circumstances. In the event that Mr. Qadir is terminated with "cause" or terminates his employment voluntarily, other than for "good reason," Mr. Qadir's compensation and other benefits provided under his employment agreement cease at the time of such termination, and Mr. Qadir is entitled to no further compensation under his employment agreement with respect to such role. Notwithstanding this, the Company would pay to Mr. Qadir accrued compensation and benefits and continuation of Company medical benefits to the extent required by law.

If Mr. Qadir's employment is terminated by the Company without "cause," by Mr. Qadir for "good reason" (as defined below) or by reason of death or by the Company for disability or upon a Company-initiated non-renewal, he will be entitled to the following severance benefits: (i) a cash payment equal to 1.5 times his then-current base salary, (ii) a cash payment equal to 1.0 times the Qadir Target Amount, with each of (i) and (ii) payable ratably on a monthly basis over the 18-month period following termination; (iii) a pro rata portion of the annual MIP cash incentive Mr. Qadir would have earned for the fiscal year in which termination occurs if his employment had not ceased; (iv) for the 18-month period following termination, provide Mr. Qadir and his dependents with medical and dental insurance coverage and other employee benefits on a basis substantially similar to those provided to other executives of the Company; and (v) payment of accrued vacation time pursuant to Company policy. In addition, unvested outstanding time-based equity awards will vest pro rata. Any remaining time-based portion and all unvested performance-based awards will be forfeited.

In the case of termination, severance payments and vesting are conditioned upon Mr. Qadir's execution of a release of claims in favor of the Company and its affiliates and Mr. Qadir's compliance with the non-competition, non-solicitation, non-disparagement and confidentiality restrictions set forth in his employment agreement. The non-competition and non-solicitation provisions extend for 18 months following Mr. Qadir's termination. Mr. Qadir is also subject to a six-year cooperation provision.

The definitions of "good reason" and "cause" under the Qadir Employment Agreement are similar to the definitions of such terms in the Maura Employment Agreement.

Agreement with Mr. Zargar

Pursuant to the Zargar Employment Agreement, which became effective as of October 1, 2018, the initial term was until September 30, 2021, subject to earlier termination, with automatic one-year renewals thereafter. The Zargar Employment Agreement provides Mr. Zargar with an annual base salary of $400,000, subject to periodic review and increase by the Compensation Committee, in its discretion, and he is eligible to receive a performance-based MIP cash incentive for each fiscal year starting in Fiscal 2019, based on a target of at least 60%, subject to increase by the Compensation Committee, in its sole discretion, of his then-current base salary (the "Zargar Target Amount") paid during the applicable fiscal year during the term, provided the Company achieves certain annual performance goals as established by the Board and/or the Compensation Committee. If the Company exceeds the performance targets, the cash incentive will be increased in accordance with the formula approved by the Compensation Committee provided that the cash incentive will not exceed 200% of his then-current base salary.

Mr. Zargar is eligible for equity awards under the Company's LTIP equity plan at the discretion of the Compensation Committee and/or Board and will be eligible to participate in future multi-year incentive programs as may be adopted from time to time. The Zargar Employment Agreement also provides Mr. Zargar with certain other compensation and benefits, including the following: (i) four weeks of paid vacation for each full year; (ii) eligibility for Mr. Zargar to participate in the Company's executive auto lease program; (iii) a stipend for corporate apartment and income tax filings and returns preparation and advice and estate planning advice; and (iv) eligibility for Mr. Zargar to participate in any of the Company's insurance plans and other benefits, if any, as are made available to other executive officers of the Company.

Under the Zargar Employment Agreement, Mr. Zargar is entitled to receive severance benefits if his employment is terminated under certain circumstances. In the event that Mr. Zargar is terminated with "cause" or terminates his employment voluntarily, other than for "good reason," Mr. Zargar's compensation and other benefits provided under his employment agreement cease at the time of such termination, and Mr. Zargar is entitled to no further compensation under his employment agreement with respect to such role. Notwithstanding this, the Company would pay to Mr. Zargar accrued compensation and benefits and continuation of Company medical benefits to the extent required by law.

If Mr. Zargar's employment is terminated by the Company without "cause," by Mr. Zargar for "good reason" (as defined below) or by reason of death or by the Company for disability or upon a Company-initiated non-renewal, he will be entitled to the following severance benefits: (i) a cash payment equal to 2.99 times his then-current base salary, (ii) a cash payment equal to 1.5 times the Zargar Target Amount, with each of (i) and (ii) payable ratably on a monthly basis over the 18-month period following termination; (iii) a *pro rata* portion of the annual MIP cash incentive Mr. Zargar would have earned for the fiscal year in which termination occurs if his employment had not ceased; (iv) for the 18-month period following termination provide Mr. Zargar and his dependents with medical insurance coverage and other employee benefits on a basis substantially similar to those provided to Mr. Zargar and his dependents by the Company immediately prior to the date of termination at no greater cost to Mr. Zargar or the Company than the cost to Mr. Zargar or the Company immediately prior to such date; and (v) payment of accrued vacation time pursuant to Company policy. In addition, all unvested outstanding performance-based and time-based equity awards will immediately vest in full (at target) as provided in the applicable equity award agreements.

In the case of termination, severance payments and vesting are conditioned upon Mr. Zargar's execution of a release of claims in favor of the Company and its affiliates and Mr. Zargar's compliance with the non-competition, non-solicitation, non-disparagement and confidentiality restrictions set forth in his employment agreement. The non-solicitation provisions extend for 18 months following Mr. Zargar's termination and the confidentiality provisions extend for seven years following Mr. Zargar's termination. Mr. Zargar is also subject to a two-year cooperation provision.

The definitions of "good reason" and "cause" under the Zargar Employment Agreement are similar to the definitions of such terms in the Maura Employment Agreement.

Agreement with Mr. Smeltser

Under the Smeltser Employment Agreement, Mr. Smeltser was entitled to receive severance benefits if his employment was terminated under certain circumstances. In the event that Mr. Smeltser was terminated with "cause" or terminated his employment voluntarily, other than for "good reason," Mr. Smeltser's compensation and other benefits provided under his employment agreement would cease at the time of such termination, and Mr. Smeltser would be entitled to no further compensation under his employment agreement with respect to such role. Notwithstanding this, the Company would pay to Mr. Smeltser accrued compensation and benefits and continuation of Company medical benefits to the extent required by law.

If Mr. Smeltser's employment was terminated by the Company without "cause," by Mr. Smeltser for "good reason" (as defined below) or by reason of death or by the Company for disability or upon a Company-initiated non-renewal, he was entitled to the following severance benefits: (i) a cash payment equal to 1.5 times his then-current base salary (ii) a cash payment equal to 1.0 times the Smeltser Target Amount, with each of (i) and (ii) payable ratably on a monthly basis over the 18-month period following termination; (iii) a *pro rata* portion of the annual MIP cash incentive Mr. Smeltser would have earned for the fiscal year in which termination occurred if his employment had not ceased (iv) for the 18-month period following termination, provide Mr. Smeltser and his dependents with medical and dental insurance coverage and other employee benefits on a basis substantially similar to those provided to other executives of the Company; and (v) payment of accrued vacation time pursuant to Company policy. In addition, unvested outstanding time-based equity awards would vest *pro rata.* Any remaining time-based portion and all unvested performance-based awards would be forfeited.

In the case of termination, severance payments and vesting were conditioned upon Mr. Smeltser's execution of a release of claims in favor of the Company and its affiliates and Mr. Smeltser's compliance with the non-competition, non-solicitation, non-disparagement and confidentiality restrictions set forth in his employment agreement. The non-solicitation provisions would extend for 18 months following Mr. Smeltser's termination and the confidentiality provisions would extend for seven years following Mr. Smeltser's termination. Mr. Smeltser would also be subject to a six-year cooperation provision.

The definitions of "good reason" and "cause" under the Smeltser Employment Agreement are similar to the definitions of such terms in the Maura Employment Agreement.

Separation Agreement with Mr. Smeltser

On September 3, 2025, Mr. Smeltser ceased serving as our Chief Financial Officer. Pursuant to the Smeltser Separation Agreement, Mr. Smeltser's employment was terminated without "cause" in accordance with the Smeltser Employment Agreement. Mr. Smeltser continued as a full-time employee of the Company until December 31, 2025 (the "Separation Date") with the title of Senior Finance Executive.

From September 3, 2025 through his Separation Date, Mr. Smeltser assisted the Company with the transition of his duties and other strategic initiatives as requested by the Company. Consistent with the Smeltser Employment Agreement, for Fiscal 2025, Mr. Smeltser continued to be paid his existing base salary, received the payout for the Fiscal 2025 annual MIP cash incentive based on actual performance and received the time-based and performance equity awards that vested in Fiscal 2025. In addition, consistent with the Smeltser Employment Agreement, subject to continued compliance with his post-employment restrictive covenants, Mr. Smeltser is eligible to receive the following: (i) cash severance, in an amount equal to the sum of (x) 18-months' base salary and (y) his Fiscal 2025 target MIP cash incentive, in each case payable over an 18-month period, (ii) a pro-rata portion of his Fiscal 2026 MIP cash incentive based on the number of weeks worked during such fiscal year prior to the Separation Date, (iii) health insurance benefits during the 18-month period following the Separation Date and other benefits, including the leased car program and financial and tax planning program maintained by the Company for its Executive Vice Presidents, through the Separation Date and (iv) pro rata vesting of the unvested time-based portion of his Fiscal 2024 and Fiscal 2025 LTIP awards and the second tranche of his Fiscal 2024 supplemental award based on days served as an employee during the vesting period of the applicable award.

Other than as set forth above, Mr. Smeltser is not entitled to any other compensation or benefits in connection with his separation. Mr. Smeltser forfeited unvested equity awards (consisting of 27,487 unvested PSUs and 12,837 unvested RSUs) and did not participate in the Company's Fiscal 2026 LTIP program. For more information regarding the amounts payable to Mr. Smeltser under the Smeltser Separation Agreement, see "Amounts Payable upon Termination or Change in Control - Jeremy Smeltser" below.

Termination and Change in Control Provisions

Awards under the Company Equity Plan

For purposes of the Company's equity plans, "change in control" generally means the occurrence of any of the events listed below and "Applicable Company" means the Company or SPB Legacy with respect to the former equity plan of SPB Legacy which was assumed by the Company:

i. the acquisition, by any individual, entity or group of beneficial ownership of more than 50% of the combined voting power of the Applicable Company's then outstanding securities;

ii. individuals who constituted our Board at the effective time of the plan and directors who are nominated and elected as their successors from time to time cease for any reason to constitute at least a majority of our Board;

iii. consummation of a merger or consolidation of the Applicable Company or any direct or indirect subsidiary of the Applicable Company with any other entity, other than (A) a merger or consolidation which results in the voting securities of the Applicable Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power of the voting securities of the Applicable Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) a merger or consolidation effected to implement a recapitalization of the Applicable Company (or similar transaction) in which no individual, entity or group is or becomes the beneficial owner, directly or indirectly, of voting securities of the Applicable Company (not including in the securities beneficially owned by such individual, entity or group any securities acquired directly from the Applicable Company or any of its direct or indirect subsidiaries) representing 50% or more of the combined voting power of the Applicable Company's then outstanding voting securities or (C) a merger or consolidation affecting the Applicable Company as a result of which a Designated Holder (as defined below) owns after such transaction more than 50% of the combined voting power of the voting securities of the Applicable Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

iv. approval by the stockholders of the Applicable Company of either a complete liquidation or dissolution of the Applicable Company or the sale or other disposition of all or substantially all of the assets of the Applicable Company, other than a sale or disposition by the Applicable Company of all or substantially all of the assets of the Applicable Company to an entity, more than 50% of the combined voting power of the voting securities of which are owned by stockholders of the Applicable Company in substantially the same proportions as their ownership of the Applicable Company immediately prior to such sale; provided that, in each case, it shall not be a change in control if, immediately following the occurrence of the event described above (i) the record holders of the common stock of the Applicable Company immediately prior to the event continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following the event or (ii) the Harbinger Master Fund, the Harbinger Special Situations Fund, HRG and their respective affiliates and subsidiaries (the "Designated Holders") beneficially own, directly or indirectly, more than 50% of the combined voting power of the Applicable Company or any successor.

Amounts Payable upon Termination or Change in Control

The following tables set forth the amounts that would have been payable September 30, 2025 to each of our NEOs who were employed by the Company as NEOs on the last day of Fiscal 2025 under the various scenarios for termination of employment or a change in control of the Company had such scenarios occurred on September 30, 2025.

David Maura

Component	Termination Scenarios (Assumes Termination on 9/30/2025)			
	Without Good Reason or For Cause	With Good Reason or Without Cause	Upon Death or Disability	Change in Control & Termination
Cash Severance[1]	$ —	$ 2,425,000	$ 2,425,000	$ 2,425,000
Annual MIP Cash Incentive[2]	$ —	$ 907,200	$ 907,200	$ 907,200
Equity Awards (Intrinsic Value)[3]				
Unvested Restricted Stock[4,5]	$ —	$ 4,493,417	$ 4,493,417	$ 14,978,142
Other Benefits				
Health and Welfare[6]	$ —	$ 12,713	$ 12,713	$ 12,713
Car Allowance[7]	$ —	$ 24,000	$ 24,000	$ 24,000
Accrued, Unused Vacation[8]	$ —	$ —	$ —	$ —
Total	$ —	$ 7,862,330	$ 7,862,330	$ 18,347,055

---

[1] Reflects cash severance payment, under the applicable termination scenarios, of $500,000 for termination of the role of CEO, plus 1.5x Executive Chairman base salary and 1.0x the Fiscal 2025 Executive Chairman target MIP cash incentive. Payments are to be made in monthly installments over 12 or 18 months (for the CEO and Executive Chairman payments, respectively) subject to the requirements of Section 409A of the Internal Revenue Code.

[2] Reflects annual MIP cash incentive for Fiscal 2025 payable at 80.64% of target. Payment is subject to Section 409A of the Internal Revenue Code.

[3] Reflects value of accelerated vesting of equity awards, if any, using a stock price of $52.53 which was the Company's closing price on September 30, 2025.

[4] Upon a termination without cause or due to death or disability or for resignation with good reason, all time-based RSUs would fully vest.

[5] Upon a termination in connection with a change in control that occurs between 60 days prior to the change in control and the one-year anniversary of the change in control, all RSUs and PSUs would be subject to accelerated vesting at target.

[6] Reflects 18 months of insurance and other benefits continuation for the Executive and any dependents.

[7] Reflects 12 months of car allowance continuation, which Mr. Maura elected not to receive in Fiscal 2025.

[8] Represents compensation for 0.0 hours of unused vacation time in Fiscal 2025.

Faisal Qadir

Component	Termination Scenarios (Assumes Termination on 9/30/2025)			
	Without Good Reason or For Cause	With Good Reason or Without Cause	Upon Death or Disability	Change in Control & Termination
Cash Severance[1]	$ —	$ 310,825	$ 310,825	$ 310,825
Annual MIP Cash Incentive[2]	$ —	$ —	$ —	$ —
Equity Awards (Intrinsic Value)[3]				
Unvested Restricted Stock[4]	$ —	$ —	$ —	$ —
Other Benefits				
Health and Welfare[5]	$ —	$ 563	$ 563	$ 563
Car Allowance[6]	$ —	$ —	$ —	$ —
Accrued, Unused Vacation[7]	$ 7,502	$ 7,502	$ 7,502	$ 7,502
Total	$ 7,502	$ 318,890	$ 318,890	$ 318,890

[1] Reflects cash severance payment, under the applicable termination scenarios, of 52 weeks of salary continuation. Payments are to be made in bi-weekly installments over 12 months subject to the requirements of Section 409A of the Internal Revenue Code.
[2] Not eligible for annual MIP cash incentive for Fiscal 2025.
[3] Not eligible for accelerated vesting of equity.
[4] Upon a termination for any reason, all outstanding RSUs and PSUs will be forfeited.
[5] Reflects 12 months of insurance and other benefits continuation for the Executive and any dependents.
[6] Not eligible for car allowance continuation.
[7] Represents compensation for 50.2 hours of unused vacation time in Fiscal 2025. Under California law, earned and accrued vacation must be paid out whenever the employment relationship ends for any termination reason.

Ehsan Zargar

Component	Termination Scenarios (Assumes Termination on 9/30/2025)			
	Without Good Reason or For Cause	With Good Reason or Without Cause	Upon Death or Disability	Change in Control & Termination
Cash Severance[1]	$ —	$ 1,556,000	$ 1,556,000	$ 1,556,000
Annual MIP Cash Incentive[2]	$ —	$ 193,536	$ 193,536	$ 193,536
Equity Awards (Intrinsic Value)[3]				
Unvested Restricted Stock[4]	$ —	$ 5,154,454	$ 5,154,454	$ 5,154,454
Other Benefits				
Health and Welfare[5]	$ —	$ 4,252	$ 4,252	$ 4,252
Car Allowance[6]	$ —	$ 34,109	$ 34,109	$ 34,109
Accrued, Unused Vacation[7]	$ —	$ 12,135	$ 12,135	$ 12,135
Total	—	6,954,486	6,954,486	6,954,486

[1] Reflects cash severance payment, under the applicable termination scenarios, of 2.99x base salary and 1.5x the Fiscal 2025 target MIP cash incentive. Payments are to be made in monthly installments over 18 months subject to the requirements of Section 409A of the Internal Revenue Code.
[2] Reflects annual MIP cash incentive for Fiscal 2025 payable at 80.64% of target. Payment is subject to Section 409A of the Internal Revenue Code.
[3] Reflects value of accelerated vesting of equity awards, if any, using a stock price of $52.53 which was the Company's closing price on September 30, 2025.
[4] Upon a termination without cause or in connection with a change in control or for resignation with good reason or for death or disability, all RSUs and PSUs, including the one-time, stock-based retention award granted in Fiscal 2024, would be subject to accelerated vesting at target.
[5] Reflects 18 months of insurance and other benefits continuation for the Executive and any dependents.
[6] Reflects 12 months of car allowance continuation.
[7] Represents compensation for 63.1 hours of unused vacation time in Fiscal 2025.

Jeremy Smeltser

Component		Termination Scenario (Termination)[1]
		With Good Reason or Without Cause
Cash Severance[2]	$	1,410,000
Unvested Restricted Stock[3]	$	1,249,636
Other Benefits		
Health and Welfare[4]	$	12,713
Car Allowance[5]	$	30,080
Accrued, Unused Vacation[6]	$	—
Total[7]	$	2,702,429

---

[1] Reflects termination as CFO on September 3, 2025 and as an employee of the Company on December 31, 2025 pursuant to the Smeltser Separation Agreement. The compensation and benefits received reflect only those to which he was entitled under the Smeltser Employment Agreement in connection with a termination without "cause."

[2] Reflects cash severance payment of 1.5x base salary and 1.0x the Fiscal 2025 target MIP cash incentive. Payments are to be made in monthly installments over 18 months subject to the requirements of Section 409A of the Internal Revenue Code.

[3] Reflects forfeiture of all PSUs and pro rata vesting of RSUs based on days served as an employee during the following vesting periods: (i) November 25, 2022 through December 5, 2025 for the 2023 LTIP RSUs, (ii) November 24, 2023 through December 4, 2026 for the 2024 LTIP RSUs and for the one-time retention award granted in Fiscal 2024, and (iii) November 19, 2024 through December 3, 2027 for the 2025 LTIP RSUs.

[4] Reflects 18 months of health insurance continuation for Mr. Smeltser and any dependents.

[5] Reflects 12 months of car allowance continuation.

[6] Represents compensation for 0.0 hours of unused vacation time in Fiscal 2025.

[7] Excludes pro rata portion of the annual MIP cash incentive for Fiscal 2026, to the extent any such MIP cash incentive is paid.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the section of this report entitled *"Compensation Discussion and Analysis"* with management. Based on this review and discussion, the Committee has recommended to our Board that the Compensation Discussion and Analysis be included in this Form 10-K/A.


Compensation Committee
Terry L. Polistina (Chair)
Sherianne James
Gautam Patel


Fiscal 2025 CEO Pay Ratio

Under rules adopted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), we are required to determine and disclose the ratio of the annual total compensation of our CEO to that of our global median employee.

To determine the median employee, we made a determination from our global employee population. We established a consistently applied compensation measure of annualized base pay, converted to U.S. dollars based on applicable exchange rates as of September 30, 2025. Our population was evaluated as of September 30, 2025 and reflects paid compensation for the entire fiscal year. Where allowed under the rule, we have annualized compensation for employees newly hired during Fiscal 2025.

Based on the above determination, the total compensation (using the same methodology as we use for our NEOs as set forth in the Summary Compensation Table in this report) for the median employee is $82,121. Using the CEO's total compensation of $8,757,036 under the same methodology, the resulting ratio is 107:1. The pay ratio reported here is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above.

ITEM 12.   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

Beneficial Ownership Table

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2025, by:

- Each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock (each, a "5% Stockholder");

- Our NEOs for Fiscal 2025;

- Each of our directors; and

- All directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Determinations as to the identity of 5% Stockholders is based upon filings with the SEC and other publicly available information. Except as otherwise indicated, we believe, based on the information furnished or otherwise available to us, that each person or entity named in the table has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. The percentage of beneficial ownership set forth below is based upon 23,279,004 shares of common stock issued and outstanding as of the close of business on December 31, 2025. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to vested options, as well as options and RSUs held by that person that are currently expected to vest within 60 days of December 31, 2025, are all deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Spectrum Brands Holdings, Inc., 3001 Deming Way, Middleton, WI 53562.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Shares
5% Stockholders		
Vanguard Group Inc.[1]	2,617,081	11.2 %
Pzena Investment Management LLC[2]	2,459,485	10.6 %
American Century Investment Management, Inc.[3]	2,052,850	8.8 %
BlackRock, Inc.[4]	2,006,975	8.6 %
Callodine Capital Management, LP[5]	1,714,955	7.4 %
Our Directors and Named Executive Officers		
Leslie L. Campbell	11,771	*
Sherianne James	21,329	*
David M. Maura[6]	746,328	3.2 %
Gautam Patel	17,539	*
Terry L. Polistina	50,740	*
Faisal Qadir	7,241	*
Hugh R. Rovit	48,332	*
Jeremy Smeltser	45,474	*
Ehsan Zargar	120,183	*
All Directors and Executive Officers as a Group	1,023,463	4.4 %

---

[1] Based solely on a Schedule 13F, filed with the SEC on November 7, 2025. The address of Vanguard Group Inc. is 100 Vanguard Blvd, Malvern, Pennsylvania 19355.

[2] Based solely on a Schedule 13G/A, filed with the SEC on October 3, 2025. The address of Pzena Investment Management, LLC is 320 Park Avenue, 8th Floor, New York, NY 10022.

[3] Based solely on a Schedule 13G/A, filed with the SEC on November 14, 2025. The address of American Century Investment Management, Inc. is 4500 Main Street, 9th Floor, Kansas City, Missouri 64111.

[4] Based solely on a Schedule 13F, filed with the SEC on November 12, 2025. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

[5] Based solely on a Schedule 13G/A, filed with the SEC on November 14, 2025. The address of Callodine Capital Management, LP is Two International Place, Suite 1830, Boston, MA 02110.

[6] Includes 51,309 shares of common stock underlying options that have vested for Mr. Maura.

Equity Compensation Plan Information

The following table sets forth information with respect to our compensation plans under which common stock is authorized for issuance as of September 30, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2]		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity compensation plans approved by security holders	920,707	$	95.32	2,103,965
Equity compensation plans not approved by security holders	—	—		—
Total	920,707	$	95.32	2,103,965

---

[1] The number of securities to be issued upon exercise of outstanding options, warrants and rights shown above, as of September 30, 2025, includes 361,431 restricted stock units and 507,346 performance-based stock units at target which have been granted under the terms of the Spectrum Brands Holdings, Inc. Amended & Restated 2011 Omnibus Equity Award Plan and the Spectrum Brands Holdings, Inc. Amended & Restated 2020 Omnibus Equity Plan and 51,930 stock option awards which have been granted under the terms of the Spectrum Brands Holdings, Inc. Amended & Restated 2011 Omnibus Equity Plan.

[2] The weighted average exercise price does not take into account securities which will be issued upon conversion of outstanding restricted stock units and performance-based stock units, which do not have an exercise price.

[3] Includes securities that remain available for grant under our equity compensation plans as follows: 344,433 shares under the Spectrum Brands Holdings, Inc. Amended & Restated 2011 Omnibus Equity Award Plan and 1,759,532 shares under the Spectrum Brands Holdings, Inc. Amended & Restated 2020 Omnibus Equity Plan.

ITEM 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

Policies on Transactions with Related Persons

All of the Company's executive officers, directors and employees are required to disclose to the Company's General Counsel all transactions which involve any actual, potential or suspected activity or personal interest that creates or appears to create a conflict between the interests of the Company and the interests of their executive officers, directors or employees. In cases involving executive officers, directors or senior-level management, the Company's General Counsel will investigate the proposed transaction for potential conflicts of interest and then refer the matter to the Company's Audit Committee to make a full review and determination. In cases involving other employees, the Company's General Counsel, in conjunction with the employee's regional supervisor and the Company's Director of Internal Audit, will review the proposed transaction. If they determine that no conflict of interest will result from engaging in the proposed transaction, then they will refer the matter to the Company's CEO for final approval. Also, see discussion on director independence on page 8.

The Company's legal department and financial accounting department monitor transactions for an evaluation and determination of potential related-person transactions that would need to be disclosed in the Company's periodic reports or proxy materials under generally accepted accounting principles and applicable SEC rules and regulations.

In addition, under our Corporate Governance Guidelines, our directors are prohibited from taking for themselves opportunities related to the Company's business that are presented to them in their capacity as a director for the Company's benefit, from using our property, information or position for personal gain or from competing with the Company for business opportunities if such opportunities were presented to them in their capacity as a director for the Company's benefit. If the Company's disinterested Board members determine that the Company will not pursue an opportunity that relates to our business and consent to a director then personally pursuing the opportunity, then the director may do so. The Company has declined, and in the future, may decline, such opportunities and our directors may pursue such opportunities.

For more information on the Company's policies and procedures for review and approval of related-person transactions, please see the Company's Code of Ethics for the Principal Executive Officer and Senior Financial Officers and the Spectrum Brands Code of Business Conduct and Ethics, each of which is posted on the Company's website at www.spectrumbrands.com under "*Investor Relations-Corporate Governance Documents.*"

Transactions with Related Persons

None

Other Transactions

None

PART IV

ITEM 15.   **EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES**

(b) List of Exhibits.

The following is a list of exhibits filed with this Form 10-K/A.

EXHIBIT INDEX

Exhibit 3.1	Amended and Restated Certificate of Incorporation of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a HRG Group, Inc.) on July 13, 2018 (File No. 001-4219).
Exhibit 3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Spectrum Brands Holdings, Inc., filed with the Secretary of State of the State of Delaware on August 3, 2021 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on August 3, 2021 (File No. 001-4219)).
Exhibit 3.3	Third Restated By-Laws of Spectrum Brands Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on May 17, 2019 (File No. 001-04219)).
Exhibit 3.4	Certificate of Designation of Series B Preferred Stock of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.), as filed with the Secretary of State of Delaware on February 26, 2018. (incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on July 13, 2018 (File No. 001-4219)).
Exhibit 4.1	Indenture governing Spectrum Brands, Inc.'s 5.00% Senior Notes due 2029, dated as of September 24, 2019, among Spectrum Brands, Inc., the guarantors named therein and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on September 24, 2019 (File No. 001-4219)).
Exhibit 4.2	Supplemental Indenture, dated as of June 4, 2024, by and among Spectrum Brands, Inc., the guarantors named therein and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to Spectrum Brands, Inc.'s 5.00% Senior Notes due 2029 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on June 4, 2024 (File No. 001-04219)).
Exhibit 4.3	Indenture governing Spectrum Brands, Inc.'s 3.375% Exchangeable Senior Notes due 2029, dated as of May 23, 2024, among Spectrum Brands, Inc., Spectrum Brands Holdings, Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on May 23, 2024 (File No. 001-04219))
Exhibit 4.4	Indenture governing Spectrum Brands, Inc.'s 5.50% Senior Notes due 2030, dated as of June 30, 2020, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (filed by incorporation by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on June 30, 2020 (File No. 001-4219)).
Exhibit 4.5	Supplemental Indenture, dated as of June 4, 2024, by and among Spectrum Brands, Inc., the guarantors named therein and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to Spectrum Brands Inc.'s 5.5% Senior Notes due 2030 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on June 4, 2024 (File No. 001-04219).)
Exhibit 4.6	Indenture governing the 3.875% Senior Notes due 2031, dated as of March 3, 2021, among Spectrum Brands, Inc., the guarantors party thereto and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on March 3, 2021 (File No. 001-4219).
Exhibit 4.7	Guarantee Agreement of Spectrum Brands Holdings, Inc., dated as of June 20, 2024 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on June 20, 2024 (File No. 001-04219)) .
Exhibit 4.8	Rights Agreement, dated as of February 24, 2018, between Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Certificate of Designation of Series B Preferred Stock of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Terms of the Rights Agreement as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 26, 2018 (File No. 001-4219)).
Exhibit 4.9	Description of Capital Stock of Spectrum Brands, Holdings, Inc. (incorporated herein by reference to Exhibit 4.8 to Amendment No. 1 to the Annual Report on Form 10-K/A filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on January 28, 2020 (File No. 001-4219)).
Exhibit 10.1	Second Amended and Restated Credit Agreement, dated as of October 19, 2023 among the Company, SB/RH Holdings, the lenders party thereto from time to time, and Royal Bank of Canada, as administrative agent ((incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands on October 19, 2023 (File No. 001-04219)).
Exhibit 10.2	Security Agreement, dated as of June 23, 2015, by and among Spectrum Brands, Inc., SB/RH Holdings, LLC, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as collateral agent (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on June 23, 2015 (File No. 001-34757)).
Exhibit 10.3	Loan Guaranty, dated as of June 23, 2015, by and among SB/RH Holdings, LLC, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on June 23, 2015 (File No. 001-34757)).
Exhibit 10.4+	Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.8 to the Registration Statement filed on Form S-8 with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.5+	Form of Restricted Stock Unit Agreement under the Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.9 to the Registration Statement filed on Form S-8 with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).

Exhibit 10.6+	Form of Performance Compensation Award Agreement under the Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.10 to the Registration Statement filed on Form S-8 filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.7+	Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC by Spectrum Brands Holdings, Inc.) on August 7, 2020 (File No. 333- 242343).
Exhibit 10.8+	Amended and Restated Employment Agreement dated April 25, 2018, by and between Spectrum Brands, Inc., Spectrum Brands Holdings, Inc. and David M. Maura (filed by incorporation by reference to Exhibit 10.1 to a Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on May 1, 2018 (File No. 001-34757)).
Exhibit 10.9+	Employment Agreement, dated as of September 13, 2018, by and among Ehsan Zargar, Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) and Spectrum Brands, Inc. (incorporated herein by reference to Exhibit 10.41 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on November 23, 2018 (File NO. 001-4219)).
Exhibit 10.10+	Form of Agreement with Ehsan Zargar Regarding Certain Provisions of Such Executive's Respective Prior Separation Agreements with HRG Group, Inc. (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 7, 2019 (File No. 001-4219)).
Exhibit 10.11+	Form of Restricted Stock Unit Award Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.12+	Form of Performance Based Restricted Stock Unit Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.13+	Form of Service Based Restricted Stock Unit Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.14+	Form of Service Based Restricted Stock Unit Agreement effective as of December 23, 2023. (incorporated herein by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 10.15+	Form of Performance Based Restricted Stock Unit Agreement effective as of December 22, 2023.(incorporated herein by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 10.16+	Form of Executive Vice President Retention Agreement effective as of February 14, 2024. (incorporated herein by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 10.17+@	Separation Agreement, dated as of September 3, 2025, by and among Spectrum Brands Holdings, Inc. and Jeremy W. Smeltser.
Exhibit 10.18+@	Employment Agreement, dated as of September 3, 2025, by and among Spectrum Brands Holdings, Inc. and Faisal Qadir.
Exhibit 19.1	Securities Holding and Trading Policy of Spectrum Brands Holdings, Inc. (incorporated herein by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 21.1@	Subsidiaries of Registrant.
Exhibit 21.2@	List of Guarantor Subsidiaries.
Exhibit 23.1@	Consent of Independent Registered Public Accounting Firm.
Exhibit 31.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 31.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 the Sarbanes-Oxley Act of 2002.
Exhibit 32.1@	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.2@	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 97.1	Compensation Clawback Policy, revised and effective as of November 14, 2023 (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 15, 2024 (File No. 001-4219)).
Exhibit 101.INS**	XBRL Instance Document
Exhibit 101.SCH**	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith
@ Filed or furnished as an exhibit to the Original Form 10-K
+ Denotes a management contract or compensatory plan or arrangement
**   In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Form 10-K/A shall be deemed to be furnished and not filed

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 23, 2026

SPECTRUM BRANDS HOLDINGS, INC.

By: /s/ Faisal Qadir

Name:	Faisal Qadir
Title:	Executive Vice President and Chief Financial Officer